Lloyds Bank plc
Annual Report and Accounts 2023

Member of Lloyds Banking Group

Contents

Registered Office: 25 Gresham Street, London EC2V 7HN. Registered in England No. 2065

Strategic report

Principal activities

Lloyds Bank plc (the Bank) and its subsidiary undertakings (the Group) provide a wide range of banking and financial services through branches and offices in the UK and in certain locations overseas.

The Group's revenue is earned through interest and fees on a broad range of financial services products including current accounts, savings, mortgages, credit cards, motor finance and unsecured loans to personal and business banking customers; and lending, transactional banking, working capital management, risk management and debt capital markets services to commercial customers.

Business review

Income statement

The Group's profit before tax for the year was £7,056 million, with the increase materially driven by higher net income and a lower impairment charge, partly offset by increased operating expenses. Profit for the year was £5,207 million (2022: £4,794 million).

Total income for the year was £18,367 million, an increase of 10 per cent on 2022, reflecting higher net interest income and higher other income in the year.

Net interest income of £13,709 million was up 5 per cent on the prior year, driven by higher margins. Average interest-earning assets decreased by £15,137 million to £579,354 million in 2023 compared to £594,491 million in 2022, primarily driven by a reduction in reverse repurchase agreements in the year.

Other income was £1,018 million higher at £4,658 million in 2023 compared to £3,640 million in 2022. Net fee and commission income was £101 million higher at £1,352 million, reflecting higher credit and debit card fees as a result of increased customer activity. Net trading income was £204 million higher at £384 million in 2023, in part reflecting the effects of the higher rate environment. Other operating income increased to £2,922 million compared to £2,209 million in 2022 including growth in Lex Autolease, the acquisition of Tusker and increased recharges to fellow Lloyds Banking Group undertakings reflecting higher strategic investment and inflationary effects.

Total operating expenses of £10,968 million were 19 per cent higher than in the prior year. This reflects the higher planned strategic investment (partly offset by the recharges within other income), severance charges, new business costs and inflationary effects. In 2023 the Group recognised remediation costs of £661 million (2022: £225 million) relating to pre-existing programmes and a provision for the potential impact of the recently announced FCA review into historical motor finance commission arrangements. The higher operating lease depreciation charge reflected the declines in used car prices (notably in the fourth quarter), impacting portfolio valuations and gains on disposals, the depreciation cost of higher value vehicles and the Tusker acquisition in the first quarter and its subsequent growth.

The impairment charge was £343 million compared to £1,452 million in 2022. The decrease reflects the impact of a significant write-back following the repayment of debt from a single name client, as well as an impairment credit from modest revisions to the Group's economic outlook compared to the deterioration in economic outlook captured last year. Asset quality remains strong with credit performance across portfolios broadly at, or favourable to pre-pandemic experience.

The Lloyds Bank Group's post-tax return on average total assets increased to 0.85 per cent compared to 0.77 per cent in the year ended 31 December 2022.

Balance sheet

Total assets were £11,523 million lower at £605,405 million at 31 December 2023 compared to £616,928 million at 31 December 2022. Cash and balances at central banks decreased by £14,096 million to £57,909 million reflecting decreased liquidity holdings. Financial assets at amortised cost were £3,325 million lower at £488,071 million compared to £491,396 million at 31 December 2022 with increases in debt securities of £5,215 million and loans and advances to banks of £447 million, more than offset by a reduction in reverse repurchase agreements of £6,508 million and loans and advances to customers of £2,503 million.

The reduction in loans and advances to customers was primarily as a result of securitisations of £5.2 billion, including £2.5 billion of legacy Retail mortgages (£2.1 billion in the closed mortgage book) and £2.7 billion of Retail unsecured loans.

Financial assets at fair value through other comprehensive income increased £4,491 million as a result of an increase in holdings of government bonds and other debt securities. Goodwill and other intangible assets increased £713 million, including £143 million in goodwill following the completion of the acquisition of Tusker during 2023 and higher capitalised software enhancements, in line with the Group's planned strategic investment. The increase in other assets of £1,816 million, primarily reflects higher operating lease assets following the Tusker acquisition. Deferred tax assets were £1,221 million lower due to changes in the value of the cash flow hedge reserve and utilisation of tax losses in the year.

Total liabilities were £12,895 million lower at £564,974 million compared to £577,869 million at 31 December 2022. Deposits from banks decreased £1,101 million and customer deposits by £4,219 million since the end of 2022. This includes a decrease in Retail current account balances of £11.3 billion as a result of higher spend and a more competitive savings market, including the Group's own savings offers. In Retail savings and Wealth, balances have increased by a combined £8.9 billion, partly from transfers from the Group's current account customer base. Commercial Banking deposits decreased £1.4 billion during 2023. In addition, there was a reduction in repurchase agreements of £10,888 million and derivatives of £1,584 million. Partly offsetting these reductions, debt securities in issue at amortised cost increased by £3,393 million following issuances of certificates of deposit and securitisation notes, and other liabilities increased £673 million as a result of higher lease liabilities.

Total equity of £40,431 million at 31 December 2023 increased from £39,059 million at 31 December 2022. The movement reflected attributable profit for the year, movements in the cash flow hedge reserve and the issuance of other equity instruments, partially offset by market movements impacting pensions, alongside dividends paid in the year of £4.7 billion.

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Capital

The Group's common equity tier 1 (CET1) capital ratio decreased to 14.4 per cent at 31 December 2023 compared to 14.8 per cent at 31 December 2022. Profit for the year was more than offset by pension deficit contributions made to the defined benefit pension schemes, an increased deduction for goodwill and other intangible assets, the ordinary dividends paid in the second half of the year, the accrual for foreseeable ordinary dividends, distributions on other equity instruments and an increase in risk-weighted assets.

Risk-weighted assets increased by £7,658 million, or 4 per cent, from £174,902 million at 31 December 2022 to £182,560 million at 31 December 2023. This includes the impact of Retail secured CRD IV model updates of £5 billion. Excluding this, lending and operational risk increases, a modest uplift from credit and model calibrations and other movements were partly offset by optimisation, including capital efficient securitisation activity within the balance sheet.

The total capital ratio remained at 20.5 per cent at 31 December 2023. The increase in CET1 capital resources and the issuance of new AT1 and Tier 2 capital instruments were broadly offset by the increase in risk-weighted assets and other movements in Tier 2 capital instruments, which included the impact of sterling appreciation and regulatory amortisation.

The UK leverage ratio increased to 5.6 per cent at 31 December 2023 compared to 5.4 per cent at 31 December 2022, reflecting the increase in the total tier 1 capital position. This was partially offset by the increase in the leverage exposure measure following increases in financial and other assets (excluding central bank claims), net of reductions in off-balance sheet items and the measure for securities financing transactions.

Future developments

Information about future developments is provided within the Principal risks and uncertainties section below.

Section 172(1) Statement

This section (**pages 2 to 4**) is our Section 172(1) statement for the purposes of the Companies Act 2006 (the Act), describing how the directors have had regard to the matters set out in section 172(1) (a) to (f) of the Act when performing their duty to promote the success of the Bank under section 172. Further detail on key stakeholder interaction is also contained within the directors' report on **pages 12 to 16**.

The directors remain mindful in all their deliberations of the long-term consequences of their decisions, as well as the importance of maintaining a reputation for high standards of business conduct and the Board engaging with, and taking account of the views of, key stakeholders.

Key Stakeholder Engagement

The non-executive directors undertook tailored engagement via the Closer to Customers, Clients and Colleagues Programme allowing them to hear directly from key stakeholders, including customers, clients and colleagues.

The programme was designed to help the directors better understand the important issues for our customers, clients and colleagues, the role the Bank plays in supporting them and how the Bank is performing in that regard, helping to inform the directors' decision making.

A number of activities took place under the programme, which included meetings with customers and clients and conversations with colleagues. The non-executive directors continue to find these sessions beneficial, providing valuable insight which helps in their consideration of the proposals reviewed by the Board during the year.

Further engagement by the Board with its stakeholders is described below, and examples of decision making by the Board which had particular stakeholder relevance can be found on **pages 3 to 4**.

Our Stakeholders

Customers and clients

The Bank's customer centric approach means the Board has an ongoing commitment to understanding and addressing customer and client needs, which remains central to achieving strategic ambitions.

Relevant engagement included:
- Non-executive directors attended events to provide deeper insight into the issues which customers and clients have faced during the year. These events included sessions on, amongst others, the challenges of running a small business, the issues faced by vulnerable customers, the pressures for customers dealing with financial difficulties, and the challenges of managing finances in retirement
- The Board also took the opportunity to meet with clients when visiting Group sites in Glasgow, Chester and Bristol
- Dedicated updates to the Board from across the organisation, which identified areas of customer and client concern and covered a range of internal and external performance measures; in addition, concerns relevant to customers and clients were identified for consideration in wider proposals put to the Board
- Regular updates to the Board giving insight into performance in delivering on customer and client related objectives and commitments, which assisted in determining where further action was required to meet these objectives
- The Chair and the Group Chief Executive attended customer and client engagement events across various regions of the UK, providing an important opportunity for customers and clients to raise their concerns directly with these Board members

Shareholders

The Bank is a wholly owned subsidiary within the Lloyds Banking Group group of companies. The directors ensure that the strategy, priorities, processes and practices of the Bank are fully aligned where required to those of Lloyds Banking Group, ensuring that the interests of Lloyds Banking Group plc as the Bank's sole shareholder are duly acknowledged. Further information in respect of the relationship of Lloyds Banking Group plc with its shareholders is included within the strategic report within the Lloyds Banking Group plc Annual Report and Accounts for 2023, available on the Lloyds Banking Group website.

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Colleagues

Colleagues remain central to the delivery of the Bank's strategic ambitions and the Board continues to recognise this in its engagement with them. Engagement this year included a variety of sessions, to discuss topical issues relating to challenges both at and outside of work. As in 2022, the Board's Responsible Business Committee has been the designated body for workforce engagement, providing focus, but with the Board retaining a commitment for individual Board members to engage with colleagues directly throughout the year. The Board considers these arrangements to be effective, as they enable a broader range of colleague engagement activities, as described in this section. The Responsible Business Committee reports regularly to the Board on all of its activities, including on its colleague engagement agenda. The Board will continue to consider its arrangements for engaging with the workforce to ensure they remain effective, and to encourage meaningful dialogue between the Board and colleagues.

Relevant engagement included:
- Review by the Responsible Business Committee of the findings of surveys of colleague sentiment, including annual and ad hoc surveys, and review of the progress being made in addressing the matters colleagues have previously raised
- Regular review by the Responsible Business Committee of other workforce engagement reports, covering key issues raised, trends on people matters and updates on colleague sentiment
- An annual report, summarising all colleague engagement activity, including key themes and issues which colleagues have raised during the year
- Non-executive directors attended a number of colleague focus groups, allowing colleagues to share their perspective on matters on the Board's agenda, and discuss progress against strategic objectives
- Members of the Board also visited a number of the Group's sites where they met with colleagues, including Glasgow, Chester, Bristol and Halifax and a visit to the Halifax branch on Commercial Street, Leeds
- Sessions were hosted by both the Chair and the Group Chief Executive, complemented by engagement sessions led by other senior leaders with feedback shared with the wider Board. The Group Chief Executive also held sessions with colleagues from a number of specific business areas
- Board members attended a range of other events held for senior leaders and other colleague network events

During the year Lloyds Banking Group communicated directly with colleagues detailing Bank performance, changes in the economic and financial environment and updates on key strategic initiatives. Meetings were held throughout the year with our recognised unions.

For 2023, the Remuneration Committee approved Group Performance Share awards for colleagues, and colleagues are eligible to participate in HMRC approved share plans which promote share ownership by giving employees an opportunity to invest in Lloyds Banking Group plc shares. The vast majority of colleagues hold shares in Lloyds Banking Group plc.

Communities and environment

The Board places great importance on engagement and action to help the communities in which the Bank operates prosper, while helping to build a more sustainable and inclusive future.

Relevant engagement included:
- Updates on climate, environmental and social matters, covering all aspects of the Bank's business, where the Board reviewed progress made against its stated ambitions in these areas and agreed any further action it considered was required
- The Board continues to be supported in environmental matters by its Responsible Business Committee. The Committee considers stakeholder views on all matters relating to ambition to be a trusted, sustainable, inclusive and responsible business

Regulators and government

The Board continues to maintain strong and open relationships with the Bank's regulators and with government authorities, including key stakeholders such as the Financial Conduct Authority (FCA) the Prudential Regulation Authority (PRA), HM Treasury and HMRC.

Relevant engagement included:
- The Chair and individual directors, including Chairs of the Board's Committees, held continuing discussions with the FCA and PRA on a number of aspects relevant to the evolving regulatory agenda
- The Board reviewed updates on wider regulatory interaction, providing a view of key areas of focus and also progress made in addressing key regulatory priorities
- A meeting was held between the Board and the PRA in July to discuss the outcomes and progress of action relevant to the PRA's Periodic Summary Meeting letter
- The Chair and individual directors had a number of Continuous Assessment meetings with the PRA to discuss the Board's oversight of the Group, key risks and strategic priorities

Suppliers

The Bank has a number of partners it relies on for important aspects of our operations and customer service provision and the Board recognises the importance of these supplier relationships in achieving the Bank's wider ambitions.

Relevant engagement included:
- The Board's Audit Committee considered reports from Sourcing and Finance teams on the efficiency of supplier payment practices, including those relating to the Bank's key suppliers, ensuring our approach continued to meet wider industry standards
- The Board continued to oversee resilience in the supply chain, ensuring our most important supplier relationships were not impacted by potential material events
- The Board considered matters relating to ensuring continuity in the Bank's customer related print communication, throughout turbulence within the supply chain in the second half of the year

Key Decisions

Effective stakeholder engagement is fundamental to good governance. Stakeholder engagement takes place at all levels within the Bank and is an important part of how we are delivering on our purpose of Helping Britain Prosper. The Board continues to engage both directly and indirectly with many of its stakeholders. This engagement helps to provide a better understanding of stakeholders' points of view, and the impact the Bank has on their day-to-day lives. Read more about the engagement of Board members with stakeholders on **pages 2 and 3**.

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The Board requires stakeholder implications to be considered by senior management in all proposals submitted to the Board, both within the papers and as part of the accompanying presentations. Senior management routinely provides the Board with details of stakeholder interaction and feedback through their regular business updates and in their interactions both inside and outside of the board room. Managing stakeholder interests also forms a key part of the Board's delegation of the day-to-day management of the business to senior management.

Throughout 2023 the Board's key stakeholders remained the same as they were in 2022. The directors remain mindful in all their deliberations of the long-term consequences of their decisions, as well as the importance of the Bank maintaining a reputation for high standards of business conduct and the Board engaging with, and taking account of the views of, key stakeholders.

The three key Board decisions outlined in this section (Cost of Living, Consumer Duty and Environmental Sustainability) evidence how the Board is engaged in key decisions.

Cost of Living
Customers & Clients, Communities & Environment, Colleagues
The rising cost of living, including high levels of inflation and higher interest rates, was a key area of concern for many customers, clients and colleagues during 2023. The Board continued to consider the impacts upon these stakeholders, including the impacts on mortgage customers and clients with lending facilities and the action being taken to provide them with the necessary support.

Support to customers and clients has been driven by our purpose of Helping Britain Prosper and has evolved as the Board and the Bank have sought to better understand the varying impacts of the rise in the cost of living. The support provided included the offer of interest free overdraft facilities in certain circumstances, facilitating specialist third party support, and forbearance options.

The Board was keen that particular support be provided to our mortgage, business and corporate clients. There has been a number of tailored means of assistance developed accordingly, with the understanding that the right support will help these customers become more financially resilient in the long-term, which is good for the business. This included Lloyds Banking Group's participation in the Government-led Mortgage Charter, a sector-wide initiative to support those struggling with mortgage repayments.

The Board was also very aware of the feedback from colleagues on the impact of the current cost of living pressures on their personal finances. In order to provide colleagues with greater certainty while the economic environment remains uncertain, the Board was pleased to support Lloyds Banking Group's commitment to a two year pay deal. This provided guaranteed minimum pay awards in 2024 and 2025 for the majority of our colleagues. In addition, we had a particular focus on colleagues in more junior roles who also received a further ad hoc cash award in December 2023.

The Board will continue to monitor the challenges which the rising cost of living causes our stakeholders as we continue to work with our regulators and our peers to ensure the most appropriate support can be provided to customers, clients and colleagues.

Consumer Duty
Customers & Clients, Shareholder, Regulators & Government
The Board and its Board Risk Committee supported the Bank in working towards the introduction in July 2023 of the FCA's new Consumer Duty requirements. In doing so, the Board acknowledged the strong alignment between the Bank's purpose, values and existing customer-centric approach and the regulator's ambition to assist customers in achieving their financial objectives, while preventing customer harm.

The Board received several updates during the year on progress with meeting the regulator's requirements. This included reviewing the regulator's feedback and the steps taken by senior management in fully embedding the approach and ensuring improved customer outcomes.

The Board was mindful of the scale of the programme of work and the resulting risks to delivery and considered the approach to potential actions to mitigate those risks. The Board was pleased with the successful delivery of the initial stages of the programme. The Board also considered the approach which would be taken as the programme moves into its second implementation period ending in July 2024 and also the approach which would be taken to ensure that focus remains strong in this area as it transitions into 'business as usual', which will be supported by the Bank's strong focus on purpose. The Board will continue to be updated on progress prior to July 2024.

Environmental Sustainability
Communities & Environment, Colleagues, Customers & Clients, Shareholder
Building a more sustainable future is a core part of our purpose driven strategy and how we are Helping Britain Prosper. It is a key source of opportunity for the Bank as well as risk management.

As such, the Board has considered the importance of Lloyds Banking Group's commitments to net zero, including both our emissions reduction targets and Lloyds Banking Group's role as a member of the Net Zero Banking Alliance. The Board received regular updates on the progress made in all areas related to sustainability ambitions and has provided valuable challenge as we work towards meeting our commitments. The Board is keenly aware of the importance of our own release ambitions as we support our customers and our clients through their transitions to net zero and the vital link this represents to delivering on Lloyds Banking Group's climate ambitions. The Board has therefore encouraged further action to fully embed climate considerations into all of the Bank's decision making, recognising the breadth of the action which needs to be taken and the importance of moving from target setting to action at scale. This recognises that there are many growth opportunities in helping our customers and clients transition to a net zero economy, while future-proofing our balance sheet.

The Board has encouraged clarity in the role that all areas of the Group will take as we transition to net zero. This has included ensuring cross-Group capabilities are fully utilised and emphasising the importance which bold decision making will play. In doing so the Board recognises the particularly important role which financial services organisations will take in supporting low carbon ambitions, including in key areas such as the housing and transport markets.

The Board is very aware of the challenges and risks to delivering on our commitments and has considered these throughout the course of the year.

Risk overview
Effective risk management and control

Risk management is a key element in shaping our business model and delivering the Group's strategy to enable sustainable growth. A strong risk management culture is crucial to keep the Group, our colleagues and our customers safe and secure from existing and emerging risks.

Our approach to risk

The Group's business model is based on a prudent approach to risk, which guides participation decisions while safeguarding our colleagues, customers and the Group. An overview of risk management is included in this section, with the detailed risk management section from **pages 17 to 63**, which provides:

- A **detailed overview** of how risk is managed within the Group, including the approach to risk appetite
- The **framework** by which these risks are identified, managed, mitigated and monitored

Risk profile and performance

The Group has remained committed to maintaining support for its customers despite challenges with the rising cost of living and economic uncertainties in the global and domestic markets.

The Group's loans and advances continue to be well positioned and heightened monitoring is in place to identify signs of affordability stress. The mortgage book remains resilient with arrears below 2019, with the new Mortgage Charter providing additional enhanced support to customers during 2023.

Unsecured and Commercial Banking portfolios continue to exhibit stable new to arrears and default trends broadly at, or below, pre-pandemic levels. Commercial Real Estate is demonstrating resilience and is well diversified with no speculative commercial development lending.

As part of the Group's strategy, there will be continuing investments in technology and infrastructure. The Group's operational resilience risks remain a key area of focus, particularly relating to cyber risk and supply chain management.

The Group has overseen the embedding of its operational risk and control framework during 2023 and its oversight of management of financial crime risks and consumer fraud.

Climate risk remains a key priority for the Group, with positive progress in 2023 and a commitment to continued focus in 2024. The Group has enhanced the monitoring of progress against its strategic ambitions, alongside ongoing development of capabilities for measuring and managing key risks.

Our enterprise risk management framework

The enterprise risk management framework (ERMF) is the foundation for the delivery of effective and consistent risk control across Lloyds Banking Group. It enables proactive identification, active management and monitoring of the Group's risks, which is supported by our risk and control self-assessment approach.

The ERMF is regularly updated to ensure it remains in line with regulation, law, corporate governance and industry good practice. The **Board and senior management** are responsible for the approval of the ERMF, together with Group-wide risk principles and policies. The effectiveness of the ERMF is assessed annually with the results reported directly to the Board.

The Board and senior management set and embed a positive **culture** of diversity, equity and inclusion. Lloyds Banking Group's Code of Ethics and Responsibility and our established values, reinforce colleagues' accountability for the risks they take, their responsibility to explore customers' needs and consistently deliver good customer outcomes.

Risk appetite is defined within the Group as the amount and type of risk that the Group is prepared to seek, accept or tolerate in delivering its strategy. The Board is responsible for approving the Group's Board risk appetite statement annually. Board level risk appetite metrics are augmented further by executive-level metrics and cascaded into more detailed business metrics and limits.

The Group adopts a continuous risk management approach, from identifying the risks through **risk and control self-assessment**, and managing the risks through to producing appropriate, accurate and focused risk reporting. The Group ensures that the appropriate risk resources and capabilities are in place, with colleagues provided with the necessary training to give them the skills they need.

Governance is maintained through delegation of authority from the Board down to individuals. Senior executives are supported by a committee-based structure which is designed to ensure open challenge and enable effective Board engagement and decision making.

The **three lines of defence model** defines the responsibilities and accountabilities for risk management, with effective independent oversight and assurance. Business lines have primary responsibility for the identification and management of risks, Risk division provides oversight and challenge, and Group Internal Audit provide independent assurance to the Board and Audit Committee.

More information on our executive and Risk committees can be found on **pages 20 to 21**.

Enterprise risk management framework		
① **Role of the Board and senior management**		The Board delegates executive authorities to ensure there is effective oversight of risk management.
② **Risk culture and the customer**		The appropriate culture ensures performance, risk and reward are aligned.
③ **Risk appetite**		The framework ensures our risks are managed in line with our risk appetite.
④ **Risk and control self-assessment**		The identification, measurement and control of our risks form an integral part of our risk and control self-assessment.
⑤ **Risk governance**		The governance framework supports a consistent approach to enterprise-wide behaviour and decision making.
⑥ **Three lines of defence**		The robust approach to monitoring oversight and assurance ensures effective risk management across the Group.

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Principal risks

The principal risks outlined in this section are used to monitor and report the risk exposures posing the greatest potential impact to the Group.

All of the principal risks are Board-approved enterprise-wide risk categories which are reported to the Board Risk Committee and the Board regularly.

Lloyds Banking Group is in the process of conducting a detailed review of the enterprise risk management framework to ensure it remains in line with regulatory expectations, corporate governance and industry good practice, which will result in a reclassification of our principal risks in 2024.

In the risk management section, a summary of the Group's principal and secondary risks is on **page 24**, with further information on how each principal risk is managed from **pages 25 to 63**.

Risk trends: ▶ Stable risk ▲ Elevated risk ▼ Reduced risk

Capital risk ▶

Link to strategy: Focus
The Group maintained its strong capital position in 2023 with a CET1 capital ratio of 14.4 per cent, after absorbing regulatory headwinds and the acquisition of Tusker.

This remains significantly ahead of minimum capital requirements. Downside risks from economic and regulatory headwinds, including the impact of further Retail secured CRD IV model updates, are being closely monitored. This is in addition to the potential impact from the FCA review of historical motor finance commission arrangements.

Risk appetite: The Group maintains capital levels commensurate with a prudent level of solvency to achieve financial resilience and market confidence.

Key mitigating actions:
- Capital management framework that includes the setting of capital risk appetite, capital planning and stress testing activities
- Regular refresh and monitoring of a suite of early warning indicators and maintenance of a Capital Contingency Framework, designed to identify and act on emerging capital concerns at an early stage

Change and execution risk ▲

Link to strategy: Focus, Change
The Group's change and execution risk has remained elevated in 2023. Whilst change continues to be carried out safely and the new platform operating model has enhanced the change controls, the scale and complexity of the Group's strategic change agenda is significant. Further development of the model, change framework and the associated controls is expected in 2024.

Risk appetite: The Group has limited appetite for negative impacts on customers, colleagues, or the Group as a result of change activity.

Key mitigating actions:
- Measurement and reporting of change and execution risk, including critical elements of the change portfolio through appropriate governance
- Providing sufficient skilled resources to safely deliver and embed change and support future transformation plans
- Continued evolution and enhancement of the Group's change operating model including the underpinning policy, method and associated controls

Climate risk ▶

Link to strategy: Focus
The Group is continuing to develop its capabilities for measuring and managing key climate risks including monitoring progress against its net zero ambitions.

However, the external landscape presents further challenges, both in relation to the policy changes required to support the transition to net zero, as well as increasing regulatory expectations.

Risk appetite: The Group takes action to support the Group and its customers' transition to net zero, and maintain its resilience against the risks relating to climate change.

Key mitigating actions:
- Further embedding of climate risk policy, providing a framework for consideration of climate-related risks across Lloyds Banking Group
- Established targets to reduce emissions across key areas of activity, as well as developing appropriate plans and strategies to support our transition to net zero
- Enhancing consideration of physical and transition risks within the credit risk process, including assessment of clients' credible transition plans
- Continuing to build an understanding of how greenwashing could impact the Group, including training for all colleagues to ensure it is avoided

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Conduct risk ▶

Link to strategy: Grow, Focus

Conduct risk has remained stable in 2023, however there are several areas of emerging risks due to regulatory changes and areas of focus. The Group's focus is on supporting customers impacted by the rising cost of living, culture and diversity, mindset shift to embed the FCA's Consumer Duty requirements and ensuring good customer outcomes, amid the transformation of its business and technology. We are also continuing to liaise closely with the FCA and FOS on historical motor commission arrangements.

Risk appetite: The Group delivers good outcomes for its customers.

Key mitigating actions:
- Robust policies in place to support good customer outcomes
- Active engagement with regulatory bodies and key stakeholders to ensure that the Group's strategic conduct focus continues to meet evolving stakeholder expectations

Credit risk ▶

Link to strategy: Grow

The Group's credit portfolio continued to be resilient with only modest evidence of deterioration to date. UK Mortgages new to arrears were relatively stable throughout 2023, having increased slightly at the start of the year, with other unsecured portfolios performing broadly at or favourable to pre-pandemic levels. Impairment was a net charge of £343 million, compared to £1,452 million for 2022 and includes a significant write-back following the full repayment of debt from a single name client in the fourth quarter and improvements in the Group's macroeconomic outlook. The Group's expected credit loss allowances have decreased to £4,007 million (2022: £4,779 million).

Risk appetite: The Group has a conservative and well-balanced credit portfolio through the economic cycle in line with the Group's target return on equity in aggregate. The Group's approach focuses on origination quality and levers at Board level while dynamically adapting to the risk environment, business growth strategy, industry practices and regulatory expectations.

Key mitigating actions:
- Extensive and thorough credit processes, strategies and controls to ensure effective risk identification, management and oversight
- Significant monitoring in place, including early warning indicators
- Selective credit tightening reflective of forecast changes in the macroeconomic environment, including updates to affordability lending controls for forward-looking costs

Data risk ▶

Link to strategy: Focus

Data risk remained stable in 2023 with investment in end-to-end data risk management and capabilities. The Group's data strategy will support managing data risk and remediation to achieve the Group's growth objectives.

Risk appetite: The Group has zero appetite for data-related regulatory fines or enforcement actions.

Key mitigating actions:
- Delivering against the data strategy and uplifting capability in data management and privacy
- Embedding data by design and ethics principles into the data science lifecycle
- Oversight of the data supply chain, emerging technologies, and data controls and processes

Funding and liquidity risk ▶

Link to strategy: Focus

The Group maintained its strong funding and liquidity position in 2023. The loan to deposit ratio remained stable at 98 per cent (2022: 98 per cent). The Group's liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a monthly rolling 12 month average liquidity coverage ratio (LCR) of 133 per cent (2022: 136 per cent). The Group maintains its access to diverse sources and tenors of funding.

Risk appetite: The Group maintains a prudent liquidity profile and a balance sheet structure that limits its reliance on potentially volatile sources of funding.

Key mitigating actions:
- Management and monitoring of liquidity risks and ensuring that management systems and arrangements are adequate with regard to the internal risk appetite, Group strategy and regulatory requirements
- Significant customer deposit base, driven by inflows to trusted brands
- Participation in term issuance programmes

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Market risk ▶

Link to strategy: Focus
Market conditions in 2023 remained volatile creating an uncertain environment for the management of market risk. However, the Group remains well hedged ensuring near-term interest rate exposure is appropriately managed.

The Group's structural hedge decreased to £242 billion (2022: £250 billion) mostly due to the changing mix of customer deposits, from current accounts into fixed savings products. In 2023 the pensions triennial valuation completed and following final contributions of £250 million in December, the pension schemes funding deficit was cleared. The IAS 19 accounting surplus remained broadly unchanged at £3.5 billion (2022: £3.7 billion).

Risk appetite: The Group has effective controls in place to identify and manage the market risk inherent in our customer and client-focused activities

Key mitigating actions:
- Structural hedge programmes implemented to stabilise earnings
- Close monitoring of market risks and, where appropriate, undertaking of asset and liability matching and hedging
- Monitoring of the credit allocation in the defined benefit pension schemes, as well as the hedges in place against adverse movements in nominal rates, inflation and longevity

Model risk ▲

Link to strategy: Focus, Change
Model risk remained elevated in 2023, following the pandemic-related government-led support schemes weakening the relationships between model inputs and outputs in 2022. The economy has steadied somewhat compared to 2022, now being more typical of the environment used to build the models, reducing need for judgemental overlays to account for this, but many of the effects of the pandemic and other stresses to the economy are still working their way through. The control environment for model risk continues to be strengthened to meet revised internal and regulatory requirements.

Risk appetite: Material models perform in line with expectations.

Key mitigating actions:
- Robust model risk management framework for managing and mitigating model risk within the Group

Operational risk ▲

Link to strategy: Grow, Focus, Change
Operational risk has elevated in 2023. Overall, operational loss event volumes have slightly increased due to fraud instances, but financial losses have reduced compared with 2022.

Key operational risk areas for the Group are security, technology, and fraud, with an uplift in supplier issues over the last 12 months, although these have not been material in impact.

Risk appetite: The Group has robust controls in place to manage operational losses, reputational events and regulatory breaches. It identifies and assesses emerging risks and acts to mitigate these.

Key mitigating actions:
- Review and investment in the Group's control environment, with a particular focus on automation, to ensure the Group addresses the inherent risks faced
- Deployment of a range of risk management strategies, including avoidance, mitigation, transfer (including insurance) and acceptance

Operational resilience risk ▶

Link to strategy: Focus, Change
Operational resilience remained stable in 2023. Enhancing the Group's resilience for serving customers has been a key focus. The Group has used operational resilience scenario testing to shape a programme to deliver enhanced resilience of important business services by 2025.

The Group recognises the prominence of cyber security protection and the role that resilience of our suppliers plays in delivering resilient customer experiences. Technology resilience remains a focus area, with dedicated programmes to address key risks.

Risk appetite: The Group has limited appetite for disruption to services to customers and stakeholders from significant unexpected events.

Key mitigating actions:
- Operational resilience programme in place to deliver against new regulation and improve the Group's ability to respond to incidents while delivering key services to customers
- Investment in technology improvements, including enhancements to the resilience of systems that support important business services

Strategic report continued

People risk ▲

Link to strategy: Grow, Focus, Change

People risk remains a key focus for the Group given the scale and pace of the transformation underway. The strategic focus of the leadership team continues to focus on colleague wellbeing and resilience, driving an inclusive, diverse and customer-centric culture, recruiting the required skills of the future and enabling colleague performance through enhancing their skills and capabilities. This is together with the Group's revised pay offering which aims to support colleagues facing cost of living pressures.

Risk appetite: The Group leads responsibly and proficiently, manages people resource effectively, supports and develops colleague skills and talent, creates and nurtures the right culture and meets legal and regulatory obligations related to its people.

Key mitigating actions:
- Delivery of strategies to attract, retain and develop high-calibre people with the required capabilities, together with a focus on creating a strong and resilient talent pipeline
- Continued focus on the Group's culture by developing and delivering initiatives that reinforce inclusivity and appropriate behaviours
- Focus on providing a working environment which promotes colleague safety and enhances their wellbeing and resilience

Regulatory and legal risk ▶

Link to strategy: Focus

The regulatory and legal risk profile has remained stable although we are conscious of upcoming regulatory changes and the ongoing implementation of Consumer Duty. Legal risk continued to be impacted by the evolving legal and regulatory landscape, changing regulatory and other standards and uncertainty arising from the current and future litigation landscape.

Risk appetite: The Group interprets and complies with all relevant regulation and all applicable laws (including codes of conduct which could have legal implications) and/or legal obligations.

Key mitigating actions:
- Policies and procedures setting out the principles and key controls that should apply across the business which are aligned to the Group risk appetite
- Identification, assessment and implementation of policy and regulatory requirements by business units and the establishment of local controls, processes, procedures and resources to ensure appropriate governance and compliance

Strategic risk ▶

Link to strategy: Grow, Focus, Change

Strategic risk is stable, with further evolution of the Group's methodology for assessing and prioritising emerging risks. Further information on emerging risks can be found on **pages 10 and 23**.

Risk Appetite: From 2024 strategic risk has been incorporated into emerging and horizon risk, and risk appetite is not set.

Key mitigating actions:
- Considering and addressing the strategic implications of emerging trends
- Embedding of strategic risk into business planning process and day-to-day risk management

Strategic report continued

Emerging and horizon risks

Emerging risks are a key component of Lloyds Banking Group's strategic risk framework, adopted by Lloyds Bank Group.

The Group continues to focus on horizon scanning activity to inform and support identification of the most pertinent internal and external trends and developments.

Evolution of the Group's methodology for assessing and prioritising emerging risks

A series of deep dives on the 2022 emerging risk themes have taken place during the year. In addition, individual emerging risks themes have been taken to key executive level committees throughout 2023, including the Board Risk Committee, with actions assigned to monitor more closely their future manifestation and potential opportunities.

The emerging risk themes were also considered as part of the annual financial planning cycle. Geopolitical risks, and how these may generate second order impacts for the Group, have been a focus.

Many emerging and horizon risk topics are reviewed on a recurring basis, alongside ongoing activity addressing their impacts. However, it is acknowledged that the nature of the emerging risks will evolve and could drive future trends in the long term which the Group will need to prepare for.

The 2023 emerging risk landscape has been simplified, combining emerging and strategic risks into a single view (see below), enabling greater management concentration on developing the appropriate responses.

The Group will continue to monitor emerging and horizon risks, exploring how they may impact its future strategy, and how it can continue to best protect its customers, colleagues and shareholders.

For further information on how the Group is managing key emerging risks through its strategy, see **page 23**.

Customer propositions and societal expectations
Concerns for the Group and key considerations: The potential impacts of a failure to adapt our propositions to the continually evolving expectations and demographic of consumers, the evolution of and expectations relating to cybercrime, the threats posed by technology-enabled players and the risk of market disintermediation.

Digital currencies and tokenisation
Concerns for the Group and key considerations: Failure to keep pace with the potential expansion of decentralised financial systems, launch of private sector or government-backed digital currencies, growth of blockchain technologies and asset tokenisation and adoption of technologies which support the mainstream utilisation of blockchain technologies.

Environmental, social and governance expectations
Concerns for the Group and key considerations: Investor, shareholder and public perception of the Group's; i) awareness of the ecological and environmental impacts associated with its operations and investments, ii) ability to offer sustainable financing options and services at pace, against a continuously evolving environmental and regulatory backdrop, and iii) role in supporting the UK to transition to a low carbon economy.

Generative AI and ethical data practices
Concerns for the Group and key considerations: Failure to keep pace with technological advancements relating to Generative AI and machine learning whilst balancing the competing requirements to; i) maximise customer opportunities through adoption, ii) maintain trust and confidence in customer data privacy, iii) protect our customers from fraud and economic crime, iv) ensure transparency on data ethics practices, v) adhere to evolving data protection regulations, and vi) prepare for potential business model disruptions caused by adoption of the technology

Global macroeconomic and geopolitical environment
Concerns for the Group and key considerations: Inability to navigate changing international regulations, including sanction and trade compliance, economic fragmentation, deglobalisation, and geopolitical events that may impact operations, customers and suppliers.

Operational elasticity
Concerns for the Group and key considerations: Failure to adequately prepare for the aggregate threat posed by cyber-attacks, disruption of service, third- or fourth-party supplier failure, technology outages or severe data loss.

Strategic workforce vision
Concerns for the Group and key considerations: Failure to evolve the structure and skill set of a dynamic workforce in line with the Group's strategy, whilst maintaining pace with the industry and delivering strong customer outcomes.

UK political and macroeconomic environment
Concerns for the Group and key considerations: Failure to anticipate the longer-term impacts of a weak UK economy, quantitative tightening, change in government and the resulting policy and regulatory shifts (a bank levy, for example) and the potential consequences of the UK becoming less attractive to external investors.

Strategic report continued

Financial risk management objectives and policies

Information regarding the financial risk management objectives and policies of the Group, in relation to the use of financial instruments, is given in notes 15 and 38 to the accounts. The Group's approach to risk management including risk policies, risk appetite, measurement bases and sensitivities, in particular for credit risk, market risk and liquidity risk, is aligned to those of Lloyds Banking Group plc, the Bank's ultimate parent. Further information can be found in the Lloyds Banking Group plc Annual Report and Accounts.

The Group maintains risk management systems and internal controls relating to the financial reporting processes designed to:

- ensure that accounting policies are appropriately and consistently applied;
- enable the calculation, preparation and reporting of financial outcomes in line with applicable standards; and
- ensure that disclosures are made on a timely basis in accordance with statutory and regulatory requirements.

The 2023 Strategic report has been approved by the Board of Directors.

On behalf of the Board

Sir Robin Budenberg
Chair
Lloyds Bank plc
29 February 2024

Directors' report

Results
The consolidated income statement on **page 76** shows a statutory profit before tax for the year ended 31 December 2023 of £7,056 million (year ended 31 December 2022: £6,094 million).

Dividends
During the year the Bank paid interim dividends of £1,900 million, £2,200 million and £600 million, a cumulative total of £4,700 million (2022: £nil). The directors have not recommended a final dividend for the year ended 31 December 2023 (2022: £nil). In February 2024, the directors approved the payment of an interim dividend of £490 million, which was paid on 23 February 2024.

Post balance sheet events
There were no material post balance sheet events.

Going concern
The going concern of the Bank and the Group is dependent on successfully funding their respective balance sheets and maintaining adequate levels of capital.

In order to satisfy themselves that the Bank and the Group have adequate resources to continue to operate for the foreseeable future, the directors have reviewed the Bank and the Group's operating plan and its funding and capital positions, including a consideration of the implications of climate change. The directors have also taken into account the impact of further stress scenarios.

Accordingly, the directors conclude that the Bank and the Group have adequate resources to continue in operational existence for a period of at least 12 months from the date of the approval of the financial statements and therefore it is appropriate to continue to adopt the going concern basis in preparing the accounts.

Corporate Governance Statement
In accordance with the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended by the Companies (Miscellaneous Reporting) Regulations 2018) (the Regulations), for the year ended 31 December 2023, the Bank has in its corporate governance arrangements applied the Wates Corporate Governance Principles for Large Private Companies (the Principles), which are available at **www.frc.org.uk**. The following section explains the Bank's approach to corporate governance, and its application of the Principles.

High standards of corporate governance are central to achieving the strategy which has been set for the Bank. To this end a Corporate Governance Framework is in place for Lloyds Banking Group plc, the Bank, HBOS plc and Bank of Scotland plc, with all four companies sharing a common approach to governance. The framework is designed to meet the specific needs of each company, setting the approach and standards in respect of the Bank's corporate governance practices, including addressing the matters set out in the Principles and the governance requirements of the operation of the Bank as part of Lloyds Banking Group's Ring-Fenced Bank.

This includes the matters reserved to the Board, and the matters the Board has chosen to delegate to management. Governance arrangements, including the Corporate Governance Framework, are reviewed at least annually to ensure they remain fit for purpose. The Board delegates further responsibilities to the Group Chief Executive, who is supported by the Group Executive Committee, the composition of which is detailed on **page 77** of the Lloyds Banking Group plc Annual Report and Accounts for 2023. The Corporate Governance Framework of the Bank further addresses the requirements of the Principles as discussed on **pages 12 to 13**.

Principle One – Purpose and Leadership
The Board is collectively responsible for the long-term success of the Bank. It achieves this by agreeing the Bank's strategy, within the wider strategy of Lloyds Banking Group, and overseeing delivery against it. The Bank's strategy is discussed further in the Strategic Report. The Board also assumes responsibility for the management of the culture, values and wider standards of the Bank, within the equivalent standards set by Lloyds Banking Group. The Board's understanding of stakeholders' interests is central to these responsibilities and informs key aspects of Board decision making, as discussed within the statement on **pages 3 to 4**.

Acknowledging the needs of all stakeholders is fundamental to the way the Bank operates, as is maintaining the highest standards of business conduct, which is a vital part of the corporate culture. The Bank's approach is further influenced by our ambition to provide not only outstanding service to our customers, but also responding to the UK's social and economic issues. To this end, the Board plays a lead role in establishing, promoting, and monitoring the Bank's corporate culture and values, with the Corporate Governance Framework ensuring such matters receive the level of prominence in Board and Executive decision making which they require. The Bank's corporate culture and values align to those of Lloyds Banking Group, which are discussed in more detail within the Strategic and Directors' Reports of the Lloyds Banking Group plc Annual Report and Accounts for 2023.

Principle Two – Board Composition
The Bank is led by a Board comprising a non-executive Chair, independent non-executive directors and executive directors, further details of the directors can be found on **page 16**. The Board reviews its size and composition regularly and is committed to ensuring it has the right balance of skills and experience. The Board considers its current size and composition is appropriate to the Bank's circumstances. New appointments are made on merit, taking account of the specific skills and experience, independence and knowledge needed to ensure a rounded board and the diversity benefits each candidate can bring overall.

The Board is supported by its committees, the operation of which are discussed below, which make recommendations to the Board on matters delegated to them. Each committee has written terms of reference setting out its delegated responsibilities. Each committee comprises non-executive directors with appropriate skills and experience and is chaired by an experienced chair. The committee Chairs report to the Board at the next Board meeting. The Board undertakes an annual review of its effectiveness, which provides an opportunity to consider ways of identifying greater efficiencies, ways to maximise strengths and highlights areas of further development. An internally facilitated evaluation of the Board's effectiveness was undertaken during the course of the year, which concluded that the Board is continuing to operate effectively. Further information on conclusions of the evaluation can be found on **pages 90 to 91** of the Lloyds Banking Group plc Annual Report and Accounts for 2023.

Directors' report continued

Principle Three – Director Responsibilities

The directors assume ultimate responsibility for all matters, and along with senior management are committed to maintaining a robust control framework as the foundation for the delivery of good governance, including the effective management of delegation through the Corporate Governance Framework. Policies are also in place in relation to potential conflicts of interest which may arise. All directors have access to the services of the Company Secretary, and independent professional advice is available to the directors at the expense of Lloyds Banking Group, where they judge it necessary to discharge their duties as directors.

The Board is supported by its committees which make recommendations on matters delegated to them under the Corporate Governance Framework. The management of all committees is in keeping with the basis on which meetings of the Board are managed, with open debate, and adequate time for members to consider proposals which are put forward. The Chair of the Board and each Board committee assumes responsibility with support from the Company Secretary for the provision to each meeting of accurate and timely information.

Principle Four – Opportunity and Risk

The Board oversees the development and implementation of the Bank's strategy, within the context of the wider strategy of Lloyds Banking Group, which includes consideration of all strategic opportunities. The Board is also responsible for the long term sustainable success of the Bank, generating value for its shareholder and ensuring a positive contribution to society. The Board agrees the Bank's culture, purpose, values and strategy, within that of Lloyds Banking Group, and agrees the related standards of the Bank, again within the relevant standards of Lloyds Banking Group. Further specific aims and objectives of the Board are formalised within the Corporate Governance Framework, which also sets out the matters reserved for the Board.

Strong risk management is central to the strategy of the Bank, which along with a robust risk control framework acts as the foundation for the delivery of effective management of risk. The Board agrees the Bank's risk appetite and ensures the Bank manages risk effectively, delegating related authorities to individuals through the Corporate Governance Framework and the further management hierarchy. Board level engagement coupled with the direct involvement of senior management in risk issues ensures that escalated issues are promptly addressed, and remediation plans are initiated where required. The Bank's risk appetite, principles, policies, procedures, controls and reporting are managed in conjunction with those of Lloyds Banking Group, and as such are regularly reviewed to ensure they remain fully in line with regulations, law, corporate governance and industry best practice. The Bank's principal risks are discussed further on **pages 6 to 9**.

Principle Five – Remuneration

The Remuneration Committee of the Board, in conjunction with the Remuneration Committee of Lloyds Banking Group (the Remuneration Committees), assume responsibility for the Bank's approach to remuneration. This includes reviewing and making recommendations on remuneration policy as relevant to the Bank, ranging from the remuneration of directors and members of the Executive to that of all other colleagues employed by the Bank. This includes colleagues where the regulators require the Bank to implement a specific approach to their remuneration, such as Senior Managers and other material risk takers. The activities of the Remuneration Committees extend to matters of remuneration relevant to subsidiaries of the Bank, where such subsidiary does not have its own remuneration committee.

Principle Six – Stakeholders

The Bank as part of Lloyds Banking Group operates under Lloyds Banking Group's wider approach to responsible business, which acknowledges that the Bank has a responsibility to help address the economic, social and environmental challenges which the UK faces, and as part of this understand the needs of the Bank's external stakeholders, including in the development and implementation of strategy.

Central to this is Lloyds Banking Group's and the Bank's purpose of Helping Britain Prosper. During the year the directors took a number of decisions with the Bank's purpose and specific stakeholder interest in mind, which are discussed further on **pages 3 to 4**.

In 2023 the Responsible Business Committee provided further oversight and support of Lloyds Banking Group's and the Bank's plans for embedding responsible business in the Bank's core purpose. The approach of the Board in respect of its key stakeholders is described further in a separate statement made in compliance with the Regulations on **pages 2 to 4**.

Directors

The names of the current directors are shown on **page 16**. There were no changes to the composition of the Board since 1 January 2023 up to the date of this report. Alan Dickinson and Lord Lupton have notified the Board that they do not intend to seek re-election at the 2024 annual general meeting of Lloyds Banking Group plc, and therefore will at this date retire as non-executive directors of the Bank. Nathan Bostock will be appointed as a non-executive director of the Bank with effect from 1 August 2024.

Directors' indemnities

The directors of the Bank have entered into individual deeds of indemnity with Lloyds Banking Group which constitute 'qualifying third party indemnity provisions' for the purposes of the Companies Act 2006. The deeds indemnify the directors to the maximum extent permitted by law and remain in force. The deeds were in force during the whole of the financial year. In addition, Lloyds Banking Group had appropriate Directors' and Officers' liability insurance cover in place throughout 2023. Deeds for existing directors are available for inspection at the Bank's registered office.

Lloyds Banking Group has also granted deeds of indemnity by deed poll and by way of entering into individual deeds, which constitute 'qualifying third party indemnity provisions' to the directors of the Group's subsidiary companies, including former directors who retired during the year, and to colleagues subject to the provisions of the Senior Managers and Certification Regime. Such deeds were in force during the financial year ended 31 December 2023 and remain in force as at the date of this report. Qualifying pension scheme indemnities have also been granted to the Trustees of Lloyds Banking Group's Pension Schemes, including those schemes relevant to the Bank, which were in force for the whole of the financial year and remain in force as at the date of this report.

Directors' report continued

Information required under DTR 7.2

Certain information is incorporated into this report by reference. Information about internal control and risk management systems relating to the financial reporting process can be found on **page 11**.

Information about share capital is shown in note 28 on **page 142**. The Bank is a wholly owned subsidiary of Lloyds Banking Group plc, which holds all of the Bank's issued ordinary share capital.

The directors manage the business of the Bank under the powers set out in the Companies Act 2006 and the Bank's articles of association, these powers include those in relation to the issue or buy back of the Bank's shares.

The appointment and retirement of directors is governed by the Bank's articles of association and the Companies Act 2006. The Bank's articles of association may only be amended by a special resolution of the shareholders in a general meeting.

Conflicts of interest

The Board has a comprehensive procedure for reviewing, and as permitted by the Companies Act 2006 and the Bank's articles of association, approving actual and potential conflicts of interest. Directors have a duty to notify the Chair and Company Secretary as soon as they become aware of actual or potential conflict situations. Changes to commitments of all directors are reported to the Board and a register of directors' interests is regularly reviewed and authorised by the Board to ensure the authorisation status remains appropriate.

Lord Lupton is a senior adviser to Greenhill Europe, an investment bank focused on providing financial advice on significant mergers, acquisitions, restructurings, financings and capital raising to corporations, partnerships, institutions and governments. The Board has authorised the potential conflicts and requires Lord Lupton to recuse himself from discussions, should the need arise.

Branches, future developments and financial risk management objectives and policies

The Bank provides a wide range of banking and financial services through branches and offices in the UK and overseas. Information regarding future developments and financial risk management objectives and policies of the Group in relation to the use of financial instruments that would otherwise be required to be disclosed in the directors' report, and which is incorporated into this report by reference, can be found in the strategic report.

Share capital

Information about share capital is shown in note 28 on **page 142**. This information is incorporated into this report by reference. The Bank did not repurchase any of its shares during 2023 (2022: none). There are no restrictions on the transfer of shares in the Bank other than as set out in the articles of association and certain restrictions which may from time to time be imposed by law and regulations.

Change of control

The Bank is not party to any significant agreements which take effect, alter or terminate upon a change of control of the Bank following a takeover bid. There are no agreements between the Bank and its directors or employees providing compensation for loss of office or employment that occurs because of a takeover bid.

Research and development activities

During the ordinary course of business the Bank develops new products and services within the business units.

Supporting disability

As part of Lloyds Banking Group, the Bank is proud to be recognised as an inclusive employer for people with disabilities. Lloyds Banking Group continues to hold the Business Disability Forum Gold Standard, in addition to being recognised as a Disability Confident Leader by the Department for Work and Pensions. We offer specific career development opportunities, and workplace adjustments for colleagues with disabilities, in addition to opportunities to join our colleague network, Access.

Information incorporated by reference

The following additional information forms part of the directors' report, and is incorporated by reference.

Content		Pages
Disclosures required under the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008	Statement of employee engagement	2 to 4
	Statement of other stakeholder engagement	2 to 4

Significant contracts

Details of related party transactions are set out in note 33 on **pages 145 to 146**.

Streamlined Energy and Carbon Reporting

The Bank has taken advantage of the exemption from Streamlined Energy and Carbon Reporting (SECR) reporting requirements in its own directors' report as it is covered by the Lloyds Banking Group SECR report given in the Lloyds Banking Group plc 2023 Annual Report and Accounts, available at **www.lloydsbankinggroup.com/investors/financial-downloads.html**.

Directors' report continued

Statement of directors' responsibilities

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations. Company law requires the directors to prepare financial statements for each financial year. Under that law, the directors are required to prepare the Bank's and the Group's financial statements in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006. Under company law, the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Bank and the Group, and of the profit or loss of the Bank and the Group for that period. In preparing these financial statements, the directors are required to properly select and apply accounting policies; present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; provide additional disclosures when compliance with the specific requirements in international accounting standards in conformity with the requirements of the Companies Act 2006 are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and make an assessment of the Bank's ability to continue as a going concern.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Bank's transactions and disclose with reasonable accuracy at any time the financial position of the Bank and the Group, and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Bank and the Group, and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. A copy of the financial statements is placed on the website **www.lloydsbankinggroup.com/investors/financial-downloads.html**. The directors are responsible for the maintenance and integrity of all information relating to the Bank on that website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Each of the current directors who are in office as at the date of this report, and whose names and functions are listed on **page 16** of this annual report, confirm that, to the best of his or her knowledge:

- The Bank's and the Group's financial statements, which have been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 give a true and fair view of the assets, liabilities, financial position and profit or loss of the Bank and the Group
- The management report contained in the strategic report and the directors' report includes a fair review of the development and performance of the business and the position of the Bank and the Group together with a description of the principal risks and uncertainties they face
- The Annual Report and Accounts, taken as a whole, are fair, balanced and understandable and provides the information necessary for shareholders to assess the Bank's and the Group's position, performance, business model and strategy. The directors have also separately reviewed and approved the strategic report

Independent auditor and audit information

Each person who is a director at the date of approval of this report confirms that, so far as the director is aware, there is no relevant audit information of which the Bank's auditor is unaware and each director has taken all the steps that he or she ought to have taken as a director to make himself or herself aware of any relevant audit information and to establish that the Bank's auditor is aware of that information. This confirmation is given and should be interpreted in accordance with the provisions of the Companies Act 2006.

On behalf of the Board

Kate Cheetham

Kate Cheetham
Company Secretary
29 February 2024

Lloyds Bank plc
Registered in England & Wales
Company Number 2065

Current directors

Executive directors:

Charlie Nunn *Group Chief Executive*

William Chalmers *Chief Financial Officer*

Non-executive directors:

Sir Robin Budenberg CBE *Chair*

Alan Dickinson *Deputy Chair*

Sarah Bentley

Brendan Gilligan

Nigel Hinshelwood *Senior Independent Director*

Sarah Legg

Lord Lupton CBE

Amanda Mackenzie LVO OBE

Harmeen Mehta

Cathy Turner

Scott Wheway

Catherine Woods

Risk management

All narrative and quantitative tables are unaudited unless otherwise stated. The audited information is required to comply with the requirements of relevant International Financial Reporting Standards.

Risk management is at the heart of Helping Britain Prosper and creating a more sustainable and inclusive future for people and businesses.

Our mission is to protect our customers, shareholders, colleagues and the Group, while enabling sustainable growth. This is achieved through informed risk decisions and robust risk management, supported by a consistent risk-focused culture.

The risk overview (**pages 5 to 10**) provides a summary of risk management within the Group and the key focus areas for 2023, including maintaining support for customers. The risk overview also highlights the importance of the connectivity of principal, emerging and strategic risks and how they are embedded into the Group's strategic risk management framework.

This full risk management section provides a more in-depth picture of how risk is managed within the Group, detailing the Group's emerging risks, approach to stress testing, risk governance, committee structure, appetite for risk and a full analysis of the principal risk categories (**pages 24 to 63**), the framework by which risks are identified, managed, mitigated and monitored.

Lloyds Bank Group's approach to risk

The Group operates a prudent approach to risk with rigorous management controls to support sustainable business growth and minimise losses. Through a strong and independent risk function (Risk division), a robust control framework is maintained to identify and escalate current and emerging risks, support sustainable growth within the Group's risk appetite, and to drive and inform good risk reward decision making.

To comply with UK specific ring-fencing requirements, core banking services are ring-fenced from other activities within the overall Lloyds Banking Group. The Group has adopted the enterprise risk management framework (ERMF) of Lloyds Banking Group and supplemented with additional tailored practices to address the ring-fencing requirements.

The Group's ERMF is structured to align with the industry-accepted internal control framework standards.

The ERMF applies to every area of the business and covers all types of risk. It is reviewed, updated and approved by the Board to reflect any changes in the nature of the Group's business and external regulations, law, corporate governance and industry good practice. Lloyds Banking Group is in the process of conducting a more detailed review of the ERMF which will result in a reclassification of our principal risks in 2024.

The ERMF provides the Group with an effective mechanism for developing and embedding risk policies and risk management strategies which are aligned with the risks faced by its businesses. It also seeks to facilitate effective communication on these matters across the Group.

Role of the Lloyds Bank Group Board and senior management

Key responsibilities of the Board and senior management include:

- Approval of the ERMF and Board risk appetite
- Approval of Group-wide risk principles and policies
- The cascade of delegated authority (for example to Board sub-committees and the Group Chief Executive)
- Effective oversight of risk management consistent with risk appetite

Risk appetite

The Group's approach to setting, governing, embedding and monitoring risk appetite is detailed in the risk appetite framework, a key component of the ERMF.

Risk appetite is defined within the Group as the amount and type of risk that the Group is prepared to seek, accept or tolerate in delivering its strategy.

Business planning aims to optimise value within the Group's risk appetite parameters and deliver on its promise of Helping Britain Prosper.

The Group's risk appetite statement details the risk parameters within which the Group operates. The statement forms part of the Group's control framework and is embedded into its policies, authorities and limits, to guide decision making and risk management. Group risk appetite is regularly reviewed and refreshed to ensure appropriate coverage across our principal risks and any emerging risks, and to align with internal or external change.

The Board is responsible for approving the Group's Board risk appetite statement annually. Group Board level metrics are augmented by further executive-level metrics and cascaded into more detailed business appetite metrics and limits.

The following areas are currently included in the Group Board risk appetite:

- **Capital:** the Group maintains capital levels commensurate with a prudent level of solvency to achieve financial resilience and market confidence
- **Change and execution:** the Group has limited appetite for negative impacts on customers, colleagues, or the Group as a result of change activity
- **Climate:** the Group takes action to support the Group and its customers' transition to net zero, and maintain its resilience against the risks relating to climate change
- **Conduct:** the Group delivers good outcomes for its customers
- **Credit:** the Group has a conservative and well-balanced credit portfolio through the economic cycle in line with the Group's target return on equity in aggregate. The Group's approach focuses on origination quality and levers at Board level while dynamically adapting to the risk environment, business growth strategy, industry practices and regulatory expectations
- **Data:** the Group has zero appetite for data-related regulatory fines or enforcement actions
- **Funding and liquidity:** the Group maintains a prudent liquidity profile and a balance sheet structure that limits its reliance on potentially volatile sources of funding
- **Market:** the Group has effective controls in place to identify and manage the market risk inherent in our customer and client-focused activities
- **Model:** material models perform in line with expectations
- **Operational:** the Group has robust controls in place to manage operational losses, reputational events and regulatory breaches. It identifies and assesses emerging risks and acts to mitigate these
- **Operational resilience:** the Group has limited appetite for disruption to services to customers and stakeholders from significant unexpected events
- **People:** the Group leads responsibly and proficiently, manages people resource effectively, supports and develops colleague skills and talent, creates and nurtures the right culture and meets legal and regulatory obligations related to its people
- **Regulatory and legal:** the Group interprets and complies with all relevant regulation and all applicable laws (including codes of conduct which could have legal implications) and/or legal obligations

Risk management continued

Governance frameworks

The Group's approach to risk is based on a robust control framework and a strong risk management culture which are the foundation for the delivery of effective risk management and guide the way all employees approach their work, behave and make decisions.

Governance is maintained through delegation of authority from the Board to individuals through the management hierarchy. Senior executives are supported where required by a committee-based structure which is designed to ensure open challenge and support effective decision making.

The Group's risk appetite, principles, policies, procedures, controls and reporting are regularly reviewed and updated where needed to ensure they remain fully in line with regulation, law, corporate governance and industry good practice.

The interaction of the executive and non-executive governance structures relies upon a culture of transparency and openness that is encouraged by both the Board and senior management.

Board level engagement, coupled with the direct involvement of senior management in Group-wide risk issues at Group Executive Committee level, ensures that escalated issues are promptly addressed and remediation plans are initiated where required.

Line managers are directly accountable for identifying and managing risks in their individual businesses, ensuring that business decisions strike an appropriate balance between risk and reward and are consistent with the Group's risk appetite.

Clear responsibilities and accountabilities for risk are defined across the Group through a three lines of defence model which ensures effective independent oversight and assurance in respect of key decisions.

The Risk Committee governance framework is outlined on **page 20**.

Three lines of defence model

The ERMF is implemented through a 'three lines of defence' model which defines clear responsibilities and accountabilities and ensures effective independent oversight and assurance activities take place covering key decisions.

Business lines (first line) have primary responsibility for risk decisions, identifying, measuring, monitoring and controlling risks within their areas of accountability. They are required to establish effective governance and control frameworks for their business to be compliant with Group policy requirements, to maintain appropriate risk management skills, mechanisms and toolkits, and to act within Group risk appetite parameters set and approved by the Board.

Risk division (second line) is centralised, headed by the Chief Risk Officer, providing oversight and constructive challenge to the effectiveness of risk decisions taken by business management, providing proactive advice and guidance, reviewing, challenging and reporting on the risk profile of the Group and ensuring that mitigating actions are appropriate.

It also has a key role in promoting the implementation of a strategic approach to risk management reflecting the risk appetite and ERMF agreed by the Board that encompasses:
- Overseeing embedding of effective risk management processes
- Transparent, focused risk monitoring and reporting
- Provision of expert and high-quality advice and guidance to the Board, executives and management on strategic issues and horizon scanning, including pending regulatory changes
- A constructive dialogue with the first line through provision of advice, development of common methodologies, understanding, education, training, and development of new risk management tools

The primary role of Group Internal Audit (third line) is to help the Board and executive management protect the assets, reputation and sustainability of the Group. Group Internal Audit is led by the Group Chief Internal Auditor. Group Internal Audit provides independent assurance to the Audit Committee and the Board through performing reviews and engaging with committees and executive management, providing opinion, challenge and informal advice on risk and the state of the control environment. Group Internal Audit is a single independent internal audit function, reporting to the Group Audit Committee, and the Board or Board Audit Committees of the sub-groups, subsidiaries and legal entities where applicable.

Risk and control cycle from identification to reporting

To allow senior management to make informed risk decisions, the business follows a continuous risk management approach. This risk and control cycle, from identification to reporting, ensures that there is consistency in the approach to managing and mitigating risks impacting the Group.

The risk and control self-assessment (RCSA) process is used to identify, measure and manage operational risk across the Group. Risks, including emerging risks, are identified and measured on an inherent basis, using a consistent quantification methodology.

All key controls are recorded against material inherent risks, and assessed on a regular basis, in response to triggers or as a minimum annually. Where a control is not effective, the root cause is established and action plans implemented to improve control design or performance. The assessment of control effectiveness combined with a view of the inherent risk assessment is used to determine the residual risk that the Group is exposed to.

Risks are reviewed and independently challenged by the Risk division and then reported on a regular basis to management and the Board through the risk governance structure. Risk exposure is compared to overall risk appetite as well as specific limits or triggers. When thresholds are breached, committee minutes are clear on the actions and time frames required to address the risk and bring the exposure back within tolerance.

Risk identification is also conducted through the use of scenario analysis which considers the most material risks the Group faces and identifies and assesses extreme, but plausible instances which may occur.

Risk culture

The Group operates a prudent business model and a balanced approach to risk management. This provides a solid foundation to deliver good customer outcomes and drive forward the Group's strategic transformation to ensure we continue Helping Britain Prosper. Guided by the Board, the senior management articulates and role models the core risk values to which the Group aspires. Lloyds Banking Group's Senior management establishes a strong focus on building and sustaining long-term relationships with customers, through the economic cycle. The Group's Code of Ethics and Responsibility, reinforce colleagues' accountability for the risks they take, and supports better decision making to meet their customers' needs.

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Risk skills and capabilities

To support a strong risk culture across the Group, all colleagues complete risk training as part of their annual mandatory training. A library of risk management learning resources is available, which all colleagues who have specific risk management roles can access to build their skills and capabilities.

There is ongoing investment in risk systems and models alongside the Group's investment in customer and product systems and processes. This drives improvements in risk data quality, aggregation and reporting leading to effective and efficient risk decisions.

Risk decision making and reporting

Risk analysis and reporting enables better understanding of risks and returns, supporting the identification of opportunities as well as better management of risks.

An aggregate view of the Group's overall risk profile, key risks and management actions, and performance against risk appetite, including the Key Risk Insights Report and Consolidated Risk Report (CRR), is reported to and discussed monthly at the Group Risk Committee with regular reporting to the Board Risk Committee and the Board.

Financial reporting risk management systems and internal controls

The Group maintains risk management systems and internal controls relating to the financial reporting process which are designed to:

- Ensure that accounting policies are appropriately and consistently applied, transactions are recorded accurately, and undertaken in accordance with delegated authorities, that assets are safeguarded and liabilities are properly stated
- Enable the calculation, preparation and reporting of financial, prudential regulatory and tax outcomes in accordance with applicable International Financial Reporting Standards, statutory and regulatory requirements

- Enable certifications by the Senior Accounting Officer relating to maintenance of appropriate tax accounting and in accordance with the 2009 Finance Act
- Ensure that disclosures are made on a timely basis in accordance with statutory and regulatory requirements (for example, UK Finance Code for Financial Reporting Disclosure and the US Sarbanes-Oxley Act)
- Ensure ongoing monitoring to assess the impact of emerging regulation and legislation on financial, prudential regulatory and tax reporting
- Ensure an accurate view of the Group's performance to allow the Board and senior management to appropriately manage the affairs and strategy of the business as a whole

The Audit Committee reviews the quality and acceptability of Lloyds Bank Group's financial disclosures. In addition, the Lloyds Banking Group Disclosure Committee assists the Lloyds Bank Group Chief Executive and Chief Financial Officer in fulfilling their disclosure responsibilities under relevant listing and other regulatory and legal requirements.

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Risk governance

The risk governance structure below is integral to effective risk management across Lloyds Banking Group, including Lloyds Bank Group. To meet ring-fencing requirements the Boards and Board Committees of Lloyds Banking Group and the Ring-Fenced Banks (Lloyds Bank plc and Bank of Scotland plc) as well as relevant Committees of Lloyds Banking Group and the Ring-Fenced Banks will sit concurrently and we refer to this as the Aligned Board Model. The Risk division is appropriately represented on key committees to ensure that risk management is discussed in these meetings. This structure outlines the flow and escalation of risk information and reporting from business areas and the Risk division to the Group Executive Committee and Board. Conversely, strategic direction and guidance is cascaded down from the Board and Group Executive Committee.

The Company Secretariat supports senior and Board level committees, and supports the Chairs in agenda planning. This gives a further line of escalation outside the three lines of defence.

Risk governance structure



Lloyds Bank Group Chief Executive Committees
- Lloyds Banking Group and Ring-Fenced Banks Executive Committee (GEC)
- Lloyds Banking Group and Ring-Fenced Banks Risk Committees (GRC)
- Lloyds Banking Group and Ring-Fenced Banks Asset and Liability Committees (GALCO)
- Lloyds Banking Group and Ring-Fenced Banks Cost Management Committees
- Lloyds Banking Group and Ring-Fenced Banks Contentious Regulatory Committees
- Lloyds Banking Group and Ring-Fenced Banks Strategic Delivery Committees
- Lloyds Banking Group and Ring-Fenced Banks Net Zero Committees
- Lloyds Banking Group and Ring-Fenced Banks Conduct Investigations Committees

Risk Division Committees and Governance
- Lloyds Banking Group and Ring-Fenced Banks Market Risk Committee
- Lloyds Banking Group and Ring-Fenced Banks Economic Crime Prevention Committee
- Lloyds Banking Group and Ring-Fenced Banks Financial Risk Committee (GFRC)
- Lloyds Banking Group and Ring-Fenced Banks Capital Risk Committee
- Lloyds Banking Group and Ring-Fenced Banks Model Governance Committee
- Lloyds Banking Group and Ring-Fenced Banks Liquidity Risk Committee

Board, Executive and Risk Committees

The Group's risk governance structure strengthens risk evaluation and management, while also positioning the Group to manage the changing regulatory environment in an efficient and effective manner.

Assisted by the Board Risk and Audit Committees, the Board approves the Group's overall governance, risk and control frameworks and risk appetite. Refer to the corporate governance section on **pages 12 to 15**, for further information on Board Committees.

The sub-group, divisional and functional risk committees review and recommend sub-group, divisional and functional risk appetite and monitor local risk profile and adherence to appetite.

Executive and Risk Committees
Lloyds Bank Group Chief Executive is supported by the following:

Committees	Risk focus
Lloyds Banking Group and Ring-Fenced Banks Executive Committee (GEC)	Assists the Group Chief Executive in exercising their authority in relation to material matters having strategic, cross-business unit, cross-function or Group-wide implications.
Lloyds Banking Group and Ring-Fenced Banks Risk Committees (GRC)	Responsible for the development, implementation and effectiveness of Lloyds Banking Group's enterprise risk management framework, the clear articulation of the Group's risk appetite and monitoring and reviewing of the Group's aggregate risk exposures, control environment and concentrations of risk.
Lloyds Banking Group and Ring-Fenced Banks Asset and Liability Committees (GALCO)	Responsible for the strategic direction of the Group's assets and liabilities and the profit and loss implications of balance sheet management actions. The Committee reviews and determines the appropriate allocation of capital, funding and liquidity, and market risk resources and makes appropriate trade-offs between risk and reward.
Lloyds Banking Group and Ring-Fenced Banks Cost Management Committees	Leads and shapes the Group's approach to cost management, ensuring appropriate governance and process over Group-wide cost management activities and effective control of the Group's cost base.
Lloyds Banking Group and Ring-Fenced Banks Contentious Regulatory Committees	Responsible for providing senior management oversight, challenge and accountability in connection with the Group's engagement with contentious regulatory matters as agreed by the Group Chief Executive.
Lloyds Banking Group and Ring-Fenced Banks Strategic Delivery Committees	Responsible for driving execution of the Group's investment portfolio and strategic transformation agenda as agreed by the Group Chief Executive, and monitoring execution performance and progress against strategic objectives. Act as a clearing house to resolve issues on individual project areas and prioritisation across divisional and legal entity issues. Engage in resolution of challenges that require cross-Group support to resolve, ensuring funding and project performance provides value for money for the Group, and ensuring autonomy is maintained alongside accountability for projects and platforms.
Lloyds Banking Group and Ring-Fenced Banks Net Zero Committees	Responsible for providing direction and oversight of the Group's environmental sustainability strategy, including particular focus on the net zero transition and nature strategy. Oversight of the Group's approach to meeting external environmental commitments and targets, including but not limited to, progress in relation to the requirements of the Net Zero Banking Alliance (NZBA). Recommend all external material commitments and targets in relation to environmental sustainability.
Lloyds Banking Group and Ring-Fenced Banks Conduct Investigations Committee	Responsible for protecting and promoting the Group's conduct, values and behaviours by taking action to rectify the most serious cases of misconduct within the Group, identifying themes and lessons to share with the business. The Committee shall do this by making outcome decisions and recommendations (including sanctions) on investigations which have been referred to the Committee from the triage process and overseeing regular reviews of thematic outcomes and lessons learned.

The Lloyds Banking Group and Ring-Fenced Banks Risk Committee is supported through escalation and ongoing reporting by divisional risk committees, cross-divisional committees addressing specific matters of Group-wide significance and the following second line of defence Risk committees which ensure effective oversight of risk management:

Lloyds Banking Group and Ring-Fenced Banks Market Risk Committee	Responsible for monitoring, oversight and challenge of market risk exposures across the Group. Reviews and proposes changes to the market risk management framework, and reviews the adequacy of data quality needed for managing market risks. It is also responsible for escalating issues of Group-level significance to GEC level (usually via GALCO) relating to the management of the Group's market risks.
Lloyds Banking Group and Ring-Fenced Banks Economic Crime Prevention Committee	Brings together accountable stakeholders and subject matter experts to ensure that the development and application of economic crime risk management complies with the Group's strategic aims, Group corporate responsibility, Group risk appetite and Group economic crime prevention (fraud, anti-money laundering, anti-bribery and sanctions) policy. It provides direction and appropriate focus on priorities to enhance the Group's economic crime risk management capabilities in line with business and customer objectives while aligning to the Group's target operating model.
Lloyds Banking Group and Ring-Fenced Banks Financial Risk Committee (GFRC)	Responsible for overseeing, reviewing, challenging and recommending, as required, to GEC/Board Risk Committee/Board for Lloyds Banking Group and Ring-Fenced Bank (i) annual internal stress tests, (ii) all Prudential Regulation Authority (PRA) and any other regulatory stress tests, (iii) reverse stress tests, (iv) Internal Capital Adequacy Assessment Process (ICAAP), (v) Pillar 3, (vi) recovery/resolution plans, and (vii) relevant ad hoc stress tests or other analysis as and when required by the Committee.
Lloyds Banking Group and Ring-Fenced Banks Capital Risk Committee	Responsible for providing oversight of relevant capital matters within the Lloyds Banking Group, Ring-Fenced Bank and material subsidiaries, including latest capital position and plans, capital risk appetite proposals, Pillar 2 developments (including stress testing), recovery and resolution matters and the impact of regulatory reforms and developments specific to capital.
Lloyds Banking Group and Ring-Fenced Banks Model Governance Committee	Responsible for supporting the Model Risk and Validation Director in fulfilling their responsibilities, from a Group-wide perspective, under the Lloyds Banking Group model governance policy through provision of debate, challenge and support of decisions. The Committee will be held as required to facilitate approval of models, model changes and model-related items as required by model policy, including items related to the governance framework as a whole and its application.
Lloyds Banking Group and Ring-Fenced Banks Liquidity Risk Committee	Responsible for providing monitoring, oversight, challenge, and approval for funding and liquidity risks across the Ring-Fenced Bank (RFB) and Lloyds Banking Group. Reviews and proposes changes to the funding and liquidity risk management framework, including the ILAAP and internal liquidity stress testing. It is also responsible for escalating issues of Ring-Fenced Bank and Lloyds Banking Group-level significance to GEC (usually via GALCO) relating to the management of the Group's funding and liquidity risk.

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Stress testing

Overview

Stress testing is recognised as a key risk management tool by the Boards, senior management, the businesses and the Risk and Finance functions of all parts of the Group and its legal entities. It is fully embedded in the planning process of the Group and its key legal entities as a key activity in medium-term planning, and senior management is actively involved in stress testing activities via the governance process.

Scenario stress testing is used to support:

Risk identification:

- Understanding key vulnerabilities of the Group and its key legal entities under adverse economic conditions

Risk appetite:

- Assessing the results of the stress test against the risk appetite of all parts of the Group to ensure the Group and its legal entities are managed within their risk parameters
- Setting of risk appetite by assessing the underlying risks under stress conditions

Strategic and capital planning:

- Senior management and the Boards of the Group and its applicable legal entities to adjust strategies if the plan does not meet risk appetite in a stressed scenario
- The ICAAP, by demonstrating capital adequacy and meet the requirements of regulatory stress tests that are used to inform the setting of the PRA and management buffers (see capital risk on **pages 25 to 29**) of the Group and its separately regulated legal entities
- The capital allocation process which feeds into business unit performance management

Risk mitigation:

- The development of potential actions and contingency plans to mitigate the impact of adverse scenarios. Stress testing also links directly to the recovery and resolution planning process of the Group and its legal entities

Internal stress tests

On at least an annual basis, the Group conducts macroeconomic stress tests to highlight and understand the key vulnerabilities of the Group's and its legal entities' business plans to adverse changes in the economic environment, and to ensure that there are adequate financial resources in the event of a downturn.

Reverse stress testing

Reverse stress testing is used to explore the vulnerabilities of the Group's and its key legal entities' strategies and plans for extreme adverse events that would cause the businesses to fail. Where this identifies plausible scenarios with an unacceptably high risk, the Group or its entities will adopt measures to prevent or mitigate that and reflect these in strategic plans.

Other stress testing activity

The Group's stress testing programme also involves undertaking assessments of liquidity scenarios, market risk sensitivities and scenarios, and business-specific scenarios (see the principal risk categories on **pages 24 to 63** for further information on risk-specific stress testing). If required, ad hoc stress testing exercises are also undertaken to assess emerging risks, as well as in response to regulatory requests. This wide-ranging programme provides a comprehensive view of the potential impacts arising from the risks to which the Group is exposed and reflects the nature, scale and complexity of the Group. Lloyds Banking Group is currently participating in the Bank of England's System-wide exploratory scenario (SWES), which aims to improve understanding of the behaviours of banks and non-bank financial institutions during stressed financial market conditions. Results of this exercise will be published in late 2024.

Methodology

The stress tests process must comply with all regulatory requirements, which is achieved through comprehensive macroeconomic scenarios and a rigorous divisional, functional, risk and executive review and challenge process, supported by analysis and insight into impacts on customers and business drivers.

All relevant business, Risk and Finance teams are involved in the delivery of analysis, and ensure the sensitivity of the business plan to each risk is well understood. The methodologies and modelling approach used for stress testing embed direct links between the macroeconomic scenarios and the drivers for each business area to give appropriate stress sensitivities. All material assumptions used in modelling are documented and justified, with a clearly communicated review and sign-off process. Modelling is supported by expert judgement and is subject to Lloyds Banking Group model governance policy.

Governance

Clear accountabilities and responsibilities for stress testing are assigned to senior management and the Risk and Finance functions throughout the Group and its key legal entities. This is formalised through the Lloyds Banking Group business planning and stress testing policy and procedure, which are reviewed at least annually.

The GFRC, chaired by the Chief Risk Officer and attended by the Chief Financial Officer and other senior Risk and Finance colleagues, has primary responsibility for overseeing the development and execution of the Group's stress tests.

The review and challenge of the Group's detailed stress forecasts, the key assumptions behind these, and the methodology used to translate the economic assumptions into stressed outputs conclude with the appropriate Finance and Risk sign-off. The outputs are then presented to the GFRC and the Board Risk Committee for review and challenge. With all regulatory exercises being approved by the Board.

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Emerging risks

Background and framework

Understanding emerging risks is an essential component of the Group's risk management approach. It enables the Group to identify the most pertinent risks and opportunities, and to proactively respond through strategic planning and appropriate risk mitigation.

Whilst emerging risk is not a principal risk, if left undetected emerging risks have the potential to adversely impact the Group or result in missed opportunities.

Impacts from emerging risks on the Group's principal risks can materialise in two ways:
- Emerging risks can impact the Group's principal risks directly in the absence of an appropriate strategic response
- Emerging risks can be a source of new risks, dependent on our chosen response and the underlying assumptions on how given emerging risks may manifest

Where an emerging risk is considered material enough in its own right, the Group may choose to recognise the risk as a principal risk, with a recent example being climate risk. Such elevations are considered and approved through the Board Risk Committee as part of the annual refresh of Lloyds Banking Group's enterprise risk management framework.

Risk identification

The basis for risk identification is underpinned by our horizon scanning approach, supported by collaboration between functions across the Group. The Group works closely with regulatory authorities and industry bodies to ensure that the Group can monitor external developments and identify and respond to the evolving landscape, particularly in relation to regulatory and legal risk. In addition, the Group engages with external experts to gain external insight and context. This activity complements and builds upon the annual strategic planning cycle and is used to identify key external trends, risks and opportunities for the Group.

The Group continues to evolve its approach for the identification and prioritisation of emerging risks. During 2023, the Group continued to evolve its emerging risk methodology, refining and enhancing the process, placing greater focus on existing controls, to reflect the Group's position in its strategic transformation journey and the level of planned investment outlined in the Group's business plans.

The emerging risk methodology is centred around several key factors:
- The threat presented by a risk
- The Group's specific vulnerability to the risk
- The preparation and protection the Group has in place to manage or mitigate impacts
- The existing control environment and planned investment (new for 2023)

Our evolved approach has further streamlined the list of emerging risk themes from 10 to eight, enabling greater management concentration on developing the appropriate responses.

The emerging risk themes detailed in the risk overview section on **page 10**, align to the current primary risks the Group is managing and many of which (for example, operational elasticity and political and macroeconomic environment) are continuous areas of focus. The nature of emerging risks is expected to evolve and may require different ways to mitigate from the measures used today. The risks also correlate, for example customer propositions and societal expectations will be influenced by the UK political and macroeconomic environment.

Risk mitigation and monitoring

Emerging risks are currently managed through the Group's strategic risk framework, detailed on **page 63**.

Emerging risk themes have been discussed at executive-level committees throughout 2023, with key actions assigned to closely monitor their manifestation and potential opportunities, and in some cases, also forming part of the business planning process. Deep dives on selected emerging risk themes are also planned for 2024.

As part of the 2023 analysis, it has been identified that there is significant overlap with the previous strategic risk themes (climate change, customer proposition, organisational purpose, talent attraction and retention, and technology advances) and the emerging risk themes. This further supports our recommendation to merge these into a combined category of horizon and emerging risks from 2024 onwards. The graphic below indicates the mapping of the strategic risk themes to the emerging risk themes.



Strategic/Emerging Risks

Strategic Risk Theme	Maps to Emerging Risk Theme
Climate change	Environmental, social and governance expectations
Customer proposition	Customer proposition and societal expectations
Data	Generative AI and ethical data practices
Talent	Strategic workforce vision
Technology	Operational elasticity

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Full analysis of risk categories

The Group's risk framework covers all types of risk which affect the Group and could impact on the achievement of its strategic objectives. A detailed description of each category is provided on **pages 25 to 63**.

Risk categories recognised by the Group are periodically reviewed to ensure that they reflect the Group risk profile in light of internal and external factors, such as the Group strategy and the regulatory environment in which it operates. No changes were made to the risk categories in 2023.

Risk categories			▼
Principal risk categories	**Secondary risk categories**		
Capital risk Page 25	– Capital		
Change and execution risk Page 30	– Change and execution		
Climate risk Page 31	– Climate		
Conduct risk Page 33	– Conduct		
Credit risk Page 35	– Retail credit	– Commercial credit	
Data risk Page 49	– Data		
Funding and liquidity risk Page 49	– Funding and liquidity		
Market risk Page 54	– Trading book – Banking book	– Pensions	
Model risk Page 58	– Model		
Operational risk Page 59	– Business process – Economic crime financial – Economic crime fraud – External service provision	– Financial reporting – Governance – Internal service provision – IT systems	– Security – Sourcing and supply chain management
Operational resilience risk Page 61	– Operational resilience		
People risk Page 62	– People	– Health and safety	
Regulatory and legal risk Page 63	– Regulatory compliance	– Legal	
Strategic risk Page 63	– Strategic		

The Group considers both reputational and financial impact in the course of managing all its risks and therefore does not classify reputational impact as a separate risk category.

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Capital risk

Definition
Capital risk is defined as the risk that an insufficient quantity or quality of capital is held to meet regulatory requirements or to support business strategy, an inefficient level of capital is held or that capital is inefficiently deployed across the Group.

Exposures
A capital risk event arises when the Group has insufficient capital resources to support its strategic objectives and plans, and to meet both regulatory and external stakeholder requirements and expectations. This could arise due to a depletion of the Group's capital resources as a result of the crystallisation of any of the risks to which it is exposed, or through a significant increase in risk-weighted assets as a result of rule changes or economic deterioration. Alternatively a shortage of capital could arise from an increase in the minimum requirements for capital and leverage or the minimum requirement for own funds and eligible liabilities (MREL) either at Group level or regulated entity level. The Group's capital management approach is focused on maintaining sufficient and appropriate capital resources across all regulated levels of its structure in order to prevent such exposures.

Measurement
In accordance with UK ring-fencing legislation, the Group was appointed as the Ring-Fenced Bank sub-group ('RFB sub-group') under Lloyds Banking Group plc. As a result the Group is subject to separate supervision by the UK Prudential Regulation Authority (PRA) on a sub-consolidated basis (as the RFB sub-group) in addition to the supervision applied to Lloyds Bank plc on an individual basis.

The Group maintains capital levels on a consolidated and individual basis commensurate with a prudent level of solvency to achieve financial resilience and market confidence. To support this, capital risk appetite on both a consolidated and individual basis is calibrated by taking into consideration both an internal view of the amount of capital to hold as well as external regulatory requirements.

The Group assesses both its regulatory capital requirements and the quantity and quality of capital resources it holds to meet those requirements in accordance with the relevant provisions of the Capital Requirements Directive (CRD V) and Capital Requirements Regulation (UK CRR). This is supplemented through additional regulation set out under the PRA Rulebook and through associated statements of policy, supervisory statements and other regulatory guidance.

Further details of the regulatory capital and leverage frameworks to which the Group is subject, including the means by which its capital and leverage requirements and capital resources are calculated, are provided in the Group's Pillar 3 disclosures.

The minimum amount of total capital, under Pillar 1 of the regulatory capital framework, is set at 8 per cent of total risk-weighted assets. At least 4.5 per cent of risk-weighted assets are required to be met with common equity tier 1 (CET1) capital and at least 6 per cent of risk-weighted assets are required to be met with tier 1 capital. Minimum Pillar 1 requirements are supplemented by both additional minimum requirements under Pillar 2A of the regulatory capital framework, the aggregate of which is referred to as the Group's Total Capital Requirement (TCR), and by a number of regulatory capital buffers as described below.

Additional minimum capital requirements under Pillar 2A are set by the PRA as a firm-specific Individual Capital Requirement (ICR) reflecting a point in time estimate, which may change over time, of the minimum amount of capital to cover risks that are not fully covered by Pillar 1, such as credit concentration and operational risk, and those risks not covered at all by Pillar 1, such as pension obligation risk and interest rate risk in the banking book (IRRBB). This is set as a variable amount for Pillar 2A (being a set percentage of risk-weighted assets), with fixed add-ons for certain risk types. The Group's Pillar 2A capital requirement is currently the equivalent of around 3.0 per cent of risk-weighted assets, of which the minimum amount to be met by CET1 capital is the equivalent of around 1.7 per cent of risk-weighted assets.

A range of additional regulatory capital buffers apply under the capital rules, which are required to be met with CET1 capital. These include a capital conservation buffer (2.5 per cent of risk-weighted assets) and a time-varying countercyclical capital buffer (CCyB) which is currently around 1.9 per cent of risk-weighted assets following the increase in the UK CCyB rate (which is set by the Bank of England's Financial Policy Committee) to 2 per cent in July 2023.

In addition, the Group in its capacity as the RFB sub-group is subject to an other systemically important institution (O-SII) buffer of 2.0 per cent of risk-weighted assets which is designed to hold systemically important banks to higher capital standards so that they can withstand a greater level of stress before requiring resolution. The FPC amended the O-SII buffer framework in 2022, changing the metric for determining the buffer rate from total assets to the UK leverage exposure measure. The first review point under the revised framework occurred during December 2023 (based upon the RFB sub-group's UK leverage exposure measure as at 31 December 2022) which resulted in no change to the current buffer.

As part of the Group's capital planning process, forecast capital positions are subjected to stress testing to determine the adequacy of the Group's capital resources against minimum requirements, including the Pillar 2A requirement. The PRA considers outputs from both the Group's internal stress tests and Bank of England (BoE) stress tests, in conjunction with other information, as part of the process for informing the setting of a bank-specific capital buffer for the Group, known as the PRA Buffer. The PRA requires this buffer to remain confidential.

Usage of the PRA Buffer would trigger a dialogue between the Group and the PRA to agree what action is required whereas a breach of the combined buffer (all other regulatory buffers, as referenced above) would give rise to mandatory restrictions upon any discretionary capital distributions. The PRA has previously communicated its expectation that banks' capital and liquidity buffers can be drawn down as necessary to support the real economy through a shock and that sufficient time would be made available to restore buffers in a gradual manner.

In addition to the risk-based capital framework outlined above, the Group is also subject to minimum capital requirements under the UK Leverage Ratio Framework. The leverage ratio is calculated by dividing tier 1 capital resources by the leverage exposure which is a defined measure of on-balance sheet assets and off-balance sheet items.

The minimum tier 1 leverage ratio requirement under the UK Leverage Ratio Framework is 3.25 per cent. This is supplemented by a time-varying countercyclical leverage buffer (CCLB) requirement, which is currently 0.7 per cent of the leverage exposure measure following the increase in the UK CCyB rate in July 2023 and an additional leverage ratio buffer (ALRB) requirement of 0.7 per cent of the leverage exposure measure which reflects the application of the Group's O-SII buffer.

At least 75 per cent of the 3.25 per cent minimum leverage ratio requirement as well as 100 per cent of regulatory leverage buffers must be met by CET1 capital.

The leverage ratio framework does not currently give rise to higher regulatory capital requirements for the Group than the risk-based capital framework.

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Mitigation

The Group's capital management framework is part of a comprehensive framework within Lloyds Banking Group that includes the setting of capital risk appetite and capital planning and stress testing activities. Close monitoring of capital, leverage and MREL ratios is undertaken to ensure the Group meets regulatory requirements and risk appetite levels and deploys its capital resources efficiently.

The Group regularly refreshes and monitors its suite of early warning indicators and maintains a Capital Contingency Framework as part of the Lloyds Banking Group Recovery Plan which are designed to identify and escalate emerging capital concerns at an early stage, so that mitigating actions can be taken, if needed. The Recovery Plan sets out a range of potential mitigating actions that the Group could take in response to a stress, including as part of the wider Lloyds Banking Group response. For example the Group is able to accumulate additional capital through the retention of profits over time, which can be enhanced through reducing or cancelling dividend payments upstreamed to its parent (Lloyds Banking Group plc), by raising new equity via an injection of capital from its parent and by issuing additional tier 1 or tier 2 capital securities to its parent. The cost and availability of additional capital from its parent is dependent upon market conditions and perceptions at the time.

The Group is also able to manage the demand for capital through management actions including adjusting its lending strategy, business disposals and through the efficient use of securitisations and other optimisation activity.

Capital policies and procedures are well established and subject to independent oversight.

Monitoring

The Group's capital is actively managed and monitoring capital ratios is a key factor in the Group's planning processes and stress testing. Multi-year base case forecasts of the Group's capital position, based upon the Group's operating plan, are produced at least annually to inform the Group capital plan whilst shorter term forecasts are undertaken to understand and respond to variations of the Group's actual performance against the plan. The Group's capital plan is tested for capital adequacy using relevant stress scenarios and sensitivities covering adverse economic conditions as well as other adverse factors that could impact the Group.

Regular monitoring of the capital position for the Group and its key regulated entities is undertaken by a range of Lloyds Banking Group and Ring-Fenced Banks committees, including the Group Capital Risk Committee (GCRC), Group Financial Risk Committee (GFRC), Group Asset and Liability Committees (GALCO) and Group Risk Committees (GRC), in addition to the Board Risk Committee (BRC) and the Board. This includes reporting of actual ratios against forecasts and risk appetite, base case and stress scenario projected ratios, and review of early warning indicators and assessment against the Capital Contingency Framework.

The regulatory framework within which the Group operates continues to evolve and further detail on this is provided in the Group's Pillar 3 disclosures. The Group continues to monitor these developments very closely, analysing the potential capital impacts to ensure that, through organic capital generation and management actions, the Group continues to maintain a strong capital position that exceeds both minimum regulatory requirements and the Group's risk appetite and is consistent with market expectations.

Minimum requirement for own funds and eligible liabilities (MREL)

Global systemically important banks (G-SIBs) are subject to an international standard on total loss absorbing capacity (TLAC). The standard is designed to enhance the resilience of the global financial system by ensuring that failing G-SIBs have sufficient capital to absorb losses and recapitalise under resolution, whilst continuing to provide critical banking services.

In the UK, the Bank of England has implemented the requirements of the international TLAC standard through the establishment of a framework which sets out minimum requirements for own funds and eligible liabilities (MREL). The purpose of MREL is to require firms to maintain sufficient own funds and eligible liabilities that are capable of credibly bearing losses or recapitalising a bank whilst in resolution. MREL can be satisfied by a combination of regulatory capital and certain unsecured liabilities (which must be subordinate to a firm's operating liabilities).

The Bank of England's MREL statement of policy (MREL SoP) sets out its approach to setting external MREL and the distribution of MREL resources internally within groups. Internal MREL resources are intended to enable a material subsidiary to be recapitalised as part of a group resolution strategy without the need for the Bank of England to apply its resolution powers directly to the subsidiary itself.

The Group's parent, Lloyds Banking Group plc, is subject to the Bank of England's MREL SoP and must therefore maintain a minimum level of external MREL resources. Lloyds Banking Group plc operates a single point of entry (SPE) resolution strategy, with Lloyds Banking Group plc as the designated resolution entity. Under this strategy, the Group has been identified as a material subsidiary of Lloyds Banking Group plc and must therefore maintain a minimum level of internal MREL resources. As at 31 December 2023, the Group's internal MREL resources exceeded the minimum required.

Analysis of CET1 capital position

The Group's common equity tier 1 (CET1) capital ratio decreased to 14.4 per cent at 31 December 2023 compared to 14.8 per cent at 31 December 2022. Profit for the year was more than offset by pension deficit contributions made to the defined benefit pension schemes, an increased deduction for goodwill and other intangible assets, the ordinary dividends paid in the second half of the year, the accrual for foreseeable ordinary dividends, distributions on other equity instruments and an increase in risk-weighted assets.

On 1 January 2024, the transitional factor applied to IFRS 9 dynamic relief reduced by a further 25 per cent.

Total capital requirement

The Group's total capital requirement (TCR) as at 31 December 2023, being the aggregate of the Group's Pillar 1 and current Pillar 2A capital requirements, was £20,004 million (31 December 2022: £19,297 million).

Capital resources

An analysis of the Group's capital position as at 31 December 2023 is presented in the following section. This reflects the application of the transitional arrangements for IFRS 9.

Risk management continued

Capital resources (audited)

The table below summarises the consolidated capital position of the Group. The Group's Pillar 3 disclosures provide a comprehensive analysis of the own funds of the Group.

	At 31 Dec 2023 £m	At 31 Dec 2022 £m
Common equity tier 1		
Shareholders' equity per balance sheet	35,355	34,709
Adjustment to retained earnings for foreseeable dividends	(490)	(1,900)
Cash flow hedging reserve	3,554	5,168
Other adjustments[1]	73	131
	38,492	38,108
less: deductions from common equity tier 1		
Goodwill and other intangible assets	(5,531)	(4,783)
Prudent valuation adjustment	(117)	(132)
Removal of defined benefit pension surplus	(2,653)	(2,804)
Deferred tax assets	(3,971)	(4,463)
Common equity tier 1 capital	26,220	25,926
Additional tier 1		
Additional tier 1 instruments	5,018	4,268
Total tier 1 capital	31,238	30,194
Tier 2		
Tier 2 instruments	5,747	5,318
Other adjustments	417	303
Total tier 2 capital	6,164	5,621
Total capital resources	37,402	35,815
Risk-weighted assets (unaudited)	182,560	174,902
Common equity tier 1 capital ratio (unaudited)	14.4%	14.8%
Tier 1 capital ratio (unaudited)	17.1%	17.3%
Total capital ratio (unaudited)	20.5%	20.5%

1   Includes an adjustment applied to reserves to reflect the application of the IFRS 9 transitional arrangements for capital.

Risk management continued

Movements in CET1 capital resources

The key movements are set out in the table below.

	Common equity tier 1 £m
At 31 December 2022	25,926
Profit for the year	**5,207**
Movement in foreseeable dividends[1]	**1,410**
Dividends paid out on ordinary shares during the year	**(4,700)**
IFRS 9 transitional adjustment to retained earnings	**(242)**
Pension deficit contributions	**(768)**
Fair value through other comprehensive income reserve	**71**
Deferred tax asset	**492**
Goodwill and other intangible assets	**(748)**
Distributions on other equity instruments	**(334)**
Other movements	**(94)**
At 31 December 2023	**26,220**

1 Reflects the reversal of the brought forward accrual from 31 December 2022, net of the accrual recognised at 31 December 2023.

CET1 capital resources have increased by £294 million during the year, primarily reflecting profit for the year, largely offset by:
- Pension deficit contributions (fixed and variable) paid during the year into the Group's three main defined benefit pension scheme
- The increase in goodwill and other intangible assets, which included the acquisition of Tusker in February 2023
- The payment of ordinary dividends during the second half of the year, the accrual for foreseeable ordinary dividends and distributions on other equity instruments

The IFRS 9 transitional arrangements for static relief ended on 1 January 2023 and therefore no static relief exists at 31 December 2023 (31 December 2022: £133 million). Dynamic relief amounted to £155 million (31 December 2022: £278 million) through CET1 capital. On 1 January 2024, IFRS 9 dynamic relief reduced by a further 25 per cent.

Movements in total capital

Total capital resources have increased by £1,587 million during the year, reflecting the increase in CET1 capital resources and increases in both AT1 and Tier 2 capital resources of £750 million and £543 million respectively, following the issuance of new AT1 and Tier 2 capital instruments. This was partially offset by other movements in Tier 2 capital instruments, which included the impact of sterling appreciation and regulatory amortisation.

Risk-weighted assets

	At 31 Dec 2023 £m	At 31 Dec 2022 £m
Foundation Internal Ratings Based (IRB) Approach	**36,478**	37,907
Retail IRB Approach	**85,436**	81,066
Other IRB Approach	**6,126**	5,834
IRB Approach	**128,040**	124,807
Standardised (STA) Approach[1]	**19,021**	19,795
Credit risk	**147,061**	144,602
Securitisation	**8,246**	5,899
Counterparty credit risk	**875**	773
Credit valuation adjustment risk	**454**	342
Operational risk	**25,605**	23,204
Market risk	**319**	82
Risk-weighted assets	**182,560**	174,902
Of which threshold risk-weighted assets[2]	**1,424**	1,864

1 Threshold risk-weighted assets are included within the Standardised (STA) Approach.
2 Threshold risk-weighted assets reflect the element of deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital.

Risk-weighted assets increased by £7,658 million, or 4 per cent, from £174,902 million at 31 December 2022 to £182,560 million at 31 December 2023. This includes the impact of Retail secured CRD IV model updates of £5 billion. Excluding this, lending and operational risk increases, a modest uplift from credit and model calibrations and other movements were partly offset by optimisation, including capital efficient securitisation activity within the balance sheet.

Risk management continued

Leverage ratio

The table below summarises the component parts of the Group's leverage ratio.

	At 31 Dec 2023 £m	At 31 Dec 2022 £m
Total tier 1 capital	**31,238**	30,194
Exposure measure		
Statutory balance sheet assets		
Derivative financial instruments	**3,165**	3,857
Securities financing transactions	**32,796**	39,261
Loans and advances and other assets	**569,444**	573,810
Total assets	**605,405**	616,928
Qualifying central bank claims	**(57,430)**	(71,747)
Derivatives adjustments	**(1,737)**	(2,960)
Securities financing transactions adjustments	**1,431**	1,939
Off-balance sheet items	**31,494**	33,863
Amounts already deducted from Tier 1 capital	**(12,060)**	(11,724)
Other regulatory adjustments[1]	**(4,950)**	(6,714)
Total exposure measure	**562,153**	559,585
Average exposure measure[2]	**568,917**	
UK leverage ratio	**5.6%**	5.4%
Average UK leverage ratio[2]	**5.5%**	
Leverage exposure measure (including central bank claims)	**619,583**	631,332
Leverage ratio (including central bank claims)	**5.0%**	4.8%

1   Includes deconsolidation adjustments that relate to the deconsolidation of certain Group entities that fall outside the scope of the Group's regulatory capital consolidation and adjustments to exclude lending under the UK Government's Bounce Back Loan Scheme (BBLS).
2   The average UK leverage ratio is based on the average of the month end tier 1 capital position and average exposure measure over the quarter (1 October 2023 to 31 December 2023). The average of 5.5 per cent compares to 5.5 per cent at the start and 5.6 per cent at the end of the quarter.

Analysis of leverage movements
The UK leverage ratio increased to 5.6 per cent at 31 December 2023 compared to 5.4 per cent at 31 December 2022, reflecting the increase in the total tier 1 capital position. This was partially offset by the increase in the leverage exposure measure following increases in financial and other assets (excluding central bank claims), net of reductions in off-balance sheet items and the measure for securities financing transactions.

Risk management continued

Change and execution risk

Definition
Change and execution risk is defined as the risk that, in delivering its change agenda, the Group fails to ensure compliance with laws and regulation, maintain available and effective customer and colleague services, and/or operate within the Group's risk appetite.

Exposures
Change and execution risks arise when the Group undertakes activities which require products, processes, people, systems or controls to change. These changes can be as a result of external drivers (for example, a new piece of regulation that requires the Group to put in place a new process or reporting) and/or internal drivers including business process changes, technology upgrades and strategic business or technology transformation.

Measurement
The Group currently measures change and execution risk against defined risk appetite metrics which are a combination of leading, quality and delivery indicators across the investment portfolio. These indicators are reported through internal governance structures and monthly execution risk metrics; which form part of the Board risk appetite metrics, and are under ongoing evolution and enhancement to ensure they support the Group's change and transformation agenda.

Mitigation
The Group takes a range of mitigating actions with respect to change and execution risk. These include the following:
- The Board establishes a Group-wide risk appetite and metric for change and execution risk
- Ensuring compliance with the change policy and associated policies and procedures, which set out the principles and key controls that apply across the business and are aligned to the Group risk appetite
- Businesses assess the potential impacts of undertaking any change activity on their ability to execute effectively, on customers and colleagues and on the potential consequences for existing business risk profiles
- The implementation of effective governance and control frameworks to ensure adequate controls are in place to manage change activity and act to mitigate the change and execution risks identified. These controls are monitored in line with the change policy and enterprise risk management framework
- Events and incidents related to change activities are escalated and managed appropriately in line with risk framework guidance
- Ensuring there are sufficient, appropriately skilled resources to support the safe delivery of the Group's current and future change portfolio

Monitoring
Change and execution risks are monitored and reported through to the Board and Group Governance Committees in accordance with Lloyds Banking Group's enterprise risk management framework. Risk exposures are assessed monthly through established governance in the Group's functions and business unit risk committees with escalation to executive committees where required. Material change and execution related risk events or incidents are escalated in accordance with the Group operational risk policy and change policy. In addition there is oversight, challenge and reporting within Risk function to support overall management of risks and ongoing effectiveness of controls.

Risk management continued

Climate risk

Definition
The Group defines climate risk as the risk that the Group experiences losses and/or reputational damage, either from the impacts of climate change and the transition to net zero (inbound) or as a result of the Group's response to tackling climate change (outbound).

Embedding
Climate risk is considered as a principal risk within Lloyds Banking Group's ERMF, reflecting the importance of the topic and the focus required to manage these risks. This ensures a consistent approach to embedding the consideration of climate risk in activities across the Group, while also enhancing Board level insight.

Lloyds Banking Group's climate risk policy provides an overarching framework for managing climate risks. This policy continues to be refined, to ensure awareness of key climate-related risks across different areas of the Group and appropriate processes and controls are in place to mitigate these risks. This includes requirements in relation to governance, scenario analysis and management for climate risks, as well as governance requirements for different aspects of Lloyds Banking Group's net zero strategy. Activity across the Group to meet these requirements is actively monitored, including through the development of the Group's climate risk profile.

Lloyds Banking Group continues to consider climate risk through an evolving view of 'Double Materiality'. This reflects the concept that climate risks can materialise through inbound risk, outbound risk or potentially both.

- **Inbound risk:** impacts of a risk on the Group's balance sheet, which can lead to a financial loss. Managing inbound risks is critical to mitigate this potential impact, including supporting customers to be aware of potential risks. Examples include property devaluation from physical and transition risks
- **Outbound risk:** impacts of the Group's balance sheet or activity on the environment driven by our strategy or purpose. Examples include insufficient consideration of climate risk in external disclosure or external perception of the Group's actions, claims and disclosures

Understanding of 'Double Materiality' is continuing to develop, as well as reflecting how it applies across broader ESG risks. This approach allows an assessment of the impact of risks to the Group in addition to identification of the impact of the Group's balance sheet on society and the planet.

Within the Group's risk and control self-assessment (RCSA) system for risk management, key climate-related risks have been prioritised into five broad themes in line with this view of inbound and outbound risks:



The impacts from climate risk largely manifest through other principal risks. Therefore, in order to ensure these impacts are appropriately managed, the Group is embedding consideration of climate risk into its approach for managing other principal risks.

New and existing controls have also been mapped to key climate-related regulatory obligations to support identification, measurement, management and reporting of the impacts of climate change.

Exposures
Climate risks can arise through two channels, physical or transition risks:

- **Physical risks** from changes in climate or weather patterns. These can either be acute (event driven such as floods or storms) or chronic (longer-term shifts such as rising sea levels or droughts)
- **Transition risks** due to changes associated with moving towards a low carbon economy, including changes to policy, legislation and regulation, technology and market, or legal risks from failing to manage the transition

As part of Lloyds Banking Group's ERMF, risks are proactively identified considering various internal and external sources, including environmental factors such as climate change. Lloyds Banking Group has identified the sectors at increased risk from the impacts of climate change and continues to monitor its loans and advances to customers in these sectors.

This has informed identification of the key climate-related risks. The table above provides a high-level overview of Lloyds Banking Group's key climate risks, across the five main inbound and outbound themes highlighted in the climate risk diagram. This has also included consideration of the cross-cutting impacts across other principal risks in Lloyds Banking Group's ERMF.

The materiality of Lloyds Banking Group's key climate risks reflects their potential impact, considering key impacts across a range of factors including: customer; reputation; financial losses; colleagues; and business objectives. These impacts are considered on an ongoing basis through Lloyds Banking Group's continuous risk management approach, with formal assessment at least annually. This assessment is supported by horizon scanning of climate-related developments and additional quantitative and qualitative analysis, including scenario analysis results.

Measurement
There are a number of different ways to measure the relative size of the key climate risks facing the Group. However, in order to quantify the impact, scenario analysis is required to understand their effects, particularly given the different potential outcomes and time horizons over which the risks may manifest.

From an outbound perspective, the Group measures its emissions relating to activities across bank finance, supply chain and own operations. This helps to provide a view on the impact of the Group's activities, as well as identifying the areas where the Group can most effectively reduce emissions to support the transition to net zero. These calculations follow the relevant industry standards and guidelines, noting that such methodologies will continue to evolve.

For inbound risks, the levels of climate risk impacting different areas of the Group are assessed through a variety of metrics and approaches:
- For Commercial lending, an ESG tool helps to identify and assess the impact of climate risk for individual Commercial customers as part of the credit decisioning process
- For Retail lending, levels of flood risk and energy efficiency, via energy performance certificates (EPC), are measured for the Homes portfolio to inform the physical and transition risk we face. For the motor portfolio, the transition from internal combustion engines (ICE) to electric vehicles (EVs) is a key consideration in measuring residual value risk

Key climate risks facing the Group				▼
Impact	**Risks**	**Drivers**	**Time horizons[1]**	**Risk types impacted**
Inbound	Property devaluation from physical and transition risks	Transition (Policy and Legal, Technology, Market)	Short (Acute), Medium and Long (Chronic)	Credit
		Physical (Acute, Chronic)		
	Adverse impact on residual value of motor vehicles	Transition (Policy and Legal, Technology, Market)	Short, Medium, Long	Credit
	Reduction in clients' creditworthiness or collateral valuation	Transition (Policy and Legal, Technology, Market, Reputation)	Medium, Long	Credit
		Physical (Acute, Chronic)		
	Disruption to the Group's services from extreme weather, for example damage to Group properties	Physical (Acute, Chronic)	Short (Acute), Long (Chronic)	Operational resilience
	Meeting relevant expectations/requirements, e.g. Prudential Regulation Authority (PRA) Supervisory Statement (SS3/19) and ISSB	Transition (Policy and Legal)	Short, Medium, Long	Regulatory compliance
Outbound	Failure to adequately support the transition to net zero	Transition (Reputation)	Short, Medium, Long	Climate
	Insufficient consideration of climate risk in external disclosures	Transition (Policy and Legal, Reputation)	Short, Medium	Operational (financial reporting)
	External perception of greenwashing in the Group's disclosures, marketing or product communications	Transition (Policy and Legal, Reputation)	Short, Medium, Long	Conduct

1   Time horizon categories: Short term: 0–1 year, Medium term: 1–5 years, Long term: 5+ years.

Scenario analysis

Given the range of outcomes over which climate risks and opportunities may materialise, scenario analysis is a key tool for understanding the potential impacts on the Group. Lloyds Banking Group continues to develop its climate scenario analysis capabilities to inform analysis of climate risks, as well as to help shape its strategy to reflect climate opportunities and assess its resilience, building on lessons learned from the Bank of England's 2021 Climate Biennial Exploratory Scenario (CBES). The subsequent analysis has focused on understanding the areas most impacted by climate change, as well as assessing the impact from key climate-related risks.

An assessment has been undertaken for Lloyds Banking Group's Commercial lending portfolios to identify the sectors most exposed to climate risks. For Commercial lending clients, this has been based on estimated financial impacts from physical and transition risk. The relative difference between this climate estimate and a baseline provides an indicative foresight view of discounted cash flow and hence net present value (NPV) of the entity from present day to 2050.

This assessment has been modelled across two climate scenarios consistent with the Network for Greening the Financial System (NGFS), Net Zero 2050 (Orderly) and Divergent Net Zero (Divergent). The Net Zero 2050 scenario was chosen as it describes the ideal outcome that the Group's net zero targets are aiming for. The Divergent Net Zero scenario provides a useful comparison, given it reaches the same end goal although at higher overall cost.

The results highlight that high emitting sectors, such as coal mining and oil and gas, are expected to face a substantial adverse impact, with considerable effects in other sectors, such as automotive and transport. However, these impacts will vary significantly by company and will be most notably observed in the power sector.

The Group has a relatively low commercial lending exposure to the sectors which experience the most significant negative impacts, based on this assessment. Note 38 on **page 151** provides further detail of the Group's lending by sector.

The above assessment also supports the view of the sectors with the greatest potential climate-related impact for the Group. Alongside the Group's exposure, this analysis validates the focus for Lloyds Banking Group's environmental sustainability strategy, including the banking sectors for which NZBA targets have been set.

Impact assessment

This scenario analysis is intended to inform Lloyds Banking Group's view of the financial impacts from the risks relating to change, which would principally arise through asset impairments or credit losses. Building on this assessment of the sectors at increased risk from climate change, consideration of some climate risks has been incorporated into Lloyds Banking Group's calculation of ECL. For Commercial Banking clients in these sectors most materially impacted, a top-down sector level approach has been used to estimate impacts in a disorderly scenario, resulting an estimated impact on ECL of less than £15 million. This uses a combination of sector level NPV impact estimates, NGFS Gross Domestic Product (GDP) pathways, historic impairment data and other inputs to assess the impact of physical and transition risks.

Furthermore, the UK Mortgages portfolio has been assessed for physical and transition risk. This assessment considered the impact of the UK introducing minimum EPC requirements and the estimated retrofitting costs to meet these. These additional costs then translated into Probability of Default (PD) uplifts, resulting in an estimated increase in ECL of less than £5 million for Lloyds Banking Group's buy-to-let portfolio. A similar exercise was undertaken for flood risk, also with an estimated impact of less than £5 million. Measurement of the physical and transition risk impacts continues to progress, with ongoing development of a Residential Real Estate Climate Impact model to estimate potential impacts. Further detail on this is provided on **page 153** of Lloyds Banking Group's sustainability report 2023.

These estimated impacts are below Lloyds Banking Group's materiality thresholds, therefore, no adjustments have been made to the expected credit losses measured as at 31 December 2023.

Mitigation

The Group manages climate-related risk in different ways across the five key inbound and outbound themes identified. The following sections provide an overview of the Group's mitigation approach, including the relevant cross-cutting impacts, across each of these themes.

Risk management continued

Net Zero
The Group considers how its different areas are supporting the transition to net zero. The Group has set ambitions to reduce emissions across four key areas of activity. This is supported through development of appropriate plans and strategies, as well as sector specific targets for bank financed emissions. We aim to monitor progress against these targets through the Group Net Zero Committee on a quarterly basis.

The 2023 Lloyds Banking Group climate transition plan sets out the steps it will take to reduce emissions to net zero for its own operations and supply chain, as well as specific activities happening in relation to the Group's lending.

Disclosures
Lloyds Banking Group's external disclosures are subject to a robust governance process, including appropriate legal review. This includes an assessment of the relevant regulatory requirements, particularly to ensure alignment with CFD requirements and Task Force on Climate-related Financial Disclosures (TCFD) recommendations. External disclosures will continue to progress in line with the changing regulatory landscape, and the Group will look to ensure suitable controls remain in place as these develop.

Greenwashing
The Group's understanding of greenwashing continues to evolve, with adoption of various methods across the Group to continue to build this understanding, including development of training materials to avoid greenwashing for all colleagues. Current priorities relate to any sustainability related claims in external disclosures and development of consideration of ESG criteria (including climate-related factors) for relevant products across the Group.

The Group will look to ensure that its disclosures outline a clear and accurate message of what it is doing to support the transition to net zero. An external legal review provides assurance on the suitability of content in disclosures. The Group expects its controls and processes will continue to evolve, reflecting increasing understanding of greenwashing, as well as the changing regulatory landscape, such as the FCA's Sustainability Disclosure Requirements anti-greenwashing rule.

In 2023, Lloyds Banking Group product policy was redesigned to ensure compliance with Consumer Duty and focus on customer outcomes. As part of this, initial guidance in relation to climate considerations was strengthened to introduce more comprehensive ESG considerations for all products in line with Lloyds Banking Group's updated values. Dedicated ESG guidance has been introduced to support product governance processes, ensuring climate-related factors and wider ESG risks are appropriately considered and managed throughout the product life cycle. In 2024, further support will be provided to upskill colleagues and ensure the guidance is enhanced in line with the ESG risks landscape.

Inbound physical and transition risks
The impacts from physical and transition risks cut across other principal risks in different ways for different areas of the Group, as outlined below.

Commercial and Retail lending
The Group continues to integrate climate risk and broader ESG considerations in its credit process, with continued progress in 2023. This is through a credit risk integration strategy, which includes development of an ESG credit risk framework and policies, as well as portfolio and case management.

Operations and supply chain
Climate risk is embedded in the Group approach for managing operational resilience, as one of the key drivers within the Group strategy, considering the impact on and from climate as part of ensuring its operations remain resilient. Climate-related impacts could affect operational resilience through properties, IT systems, people and third party suppliers. The Group approach primarily focuses on the potential impact from physical risks, although transition risk impacts may require further consideration as the approach evolves.

The Group has processes in place to consider the resilience of its property in relation to physical risks, particularly focused on its offices, data centres and branch network, to minimise the risk of service disruption. Insurers periodically highlight Lloyds Banking Group's buildings that are subject to high flood risk. These sites are then surveyed in detail to quantify that risk and determine appropriate flood defence mitigation. The Group proactively monitors the temperature and humidity in its data centres, with root cause analysis undertaken for any incidents to identify any local climate issues and remediate. Additionally, resilient tech rooms have been created where power, temperature and humidity are robustly controlled.

The Group expects its third party suppliers to review their business continuity plans and recovery strategies, ensuring these are appropriately updated to mitigate potential risks posed by climate change, to ensure continued provision of service. Lloyds Banking Group's Code of Supplier Responsibility also outlines expectations for the third parties in relation to environmental sustainability. This includes expectations for the Group's suppliers to proactively identify, manage and reduce their environmental impact, as well as adopting the principles of the Emerald Standard which the Group launched in 2022.

Regulatory compliance
The Group's monitoring of regulatory expectations includes understanding the current relevant requirements, and its activity and progress towards these, as well as horizon scanning for new developments. Monitoring progress against current expectations, for example Dear CEO and CFO letters, supports regular engagement with regulators on respective plans and priorities. In addition, the Group maintains a view of how its disclosures support the relevant regulatory requirements, as outlined above.

The Group also maintains an awareness of regulatory developments and seeks to include and map regulatory obligations within its risk and control profile in support of compliance traceability.

Monitoring
The Group ensures visibility and awareness of climate risks wherever they present themselves across its risk profile, with regular reporting and tracking of any identified risks.

Management Information (MI) across a range of themes is regularly assessed to provide insight into and oversight of management of climate risk, together with tracking of associated action plans and identification of triggers for reassessment. This is reported through appropriate Risk governance, across the relevant business units.

Climate risk is also considered through Risk governance on a monthly basis through the Consolidated Risk Report, supported by assessment of identified climate risks across the Group and appropriate analysis of Group Board risk appetite metrics. This provides insight into any changes to the risk profile together with their rationale for awareness and scrutiny by senior leaders. In addition, climate risk MI is reported through this process, with standalone deep dive discussions on climate risk at Board Risk Committee on a half-yearly basis.

Conduct risk
Definition
Conduct risk is defined as the risk of customer detriment across the customer lifecycle including: failures in product management, distribution and servicing activities; from other risks materialising, or other activities which could undermine the integrity of the market or distort competition, leading to unfair customer outcomes, regulatory censure, reputational damage or financial loss.

Harm or detriment is defined as loss, distress or inconvenience to customers due to breaches of regulatory or internal requirements or our wider duty to act fairly and reasonably.

Exposures
The Group faces significant conduct risks, which affect all aspects of the Group's operations and all types of customers. The introduction of Consumer Duty has increased regulatory expectations in relation to customer outcomes, including how the Group demonstrates and measures them.

Risk management continued

Conduct risks can impact directly or indirectly on the Group's customers and could materialise from a number of areas across the Group, including:
- Business and strategic planning that does not sufficiently consider customer needs
- Ineffective development, management and monitoring of products, their distribution (including the sales process, fair value assessment and responsible lending criteria) and post-sales service (including the management of customers in financial difficulties)
- Unclear, unfair, misleading or untimely customer communications
- A culture that is not sufficiently customer-centric
- Poor governance of colleagues' incentives and rewards and approval of schemes which lead to behaviours that drive unfair customer outcomes
- Ineffective identification, management and oversight of legacy conduct issues
- Ineffective management and resolution of customers' complaints or claims
- Outsourcing of customer service and product delivery to third parties that do not have the same level of control, oversight and culture as the Group

The Group is also exposed to the risk of engaging in activities or failing to manage conduct which could constitute market abuse, undermine the integrity of a market in which it is active, distort competition or create conflicts of interest.

There is a high level of scrutiny from regulatory bodies, the media, politicians, and consumer groups regarding financial institutions' treatment of customers, especially those with characteristics of vulnerability. The Group continues to apply significant focus to its treatment of all customers, in particular those in financial difficulties and those with characteristics of vulnerability, to ensure good outcomes.

The Group is continuing to liaise closely with the FCA and Financial Ombudsman Service on the historical motor commission arrangements.

The Group continuously adapts to market developments that could pose heightened conduct risk, and actively monitors for early signs of financial difficulties driven by pressures from a rising cost of living and rising interest rates.

Other key areas of focus include transparency and fairness of pricing communications; ensuring victims of Authorised Push Payment Fraud receive good outcomes; and a mindset shift regarding customer outcomes in line with the FCA's Consumer Duty Regulation.

Measurement
To articulate its conduct risk appetite, the Group has Conduct Risk Appetite Metrics (CRAMs) and tolerances that aim to indicate where it may be operating outside its conduct risk appetite.

CRAMs have been designed for services and products offered by the Group and are measured by a set of common metrics. These contain a range of product design, sales and process metrics (including outcome testing results) to provide a more holistic view of conduct risks; some products also have a suite of additional bespoke metrics.

Each of the tolerances for the metrics are agreed for the individual product or service and are regularly tracked. At a consolidated level these metrics are part of the Board risk appetite. The Group has, and continues to, evolve its approach to conduct risk measurements, to include emerging conduct themes.

Mitigation
The Group takes a range of mitigating actions with respect to conduct risk and remains focused on delivering a leading customer experience.

The Group's ongoing commitment to good customer outcomes sets the tone from the top and supports the development our values-led culture with customers at the heart, strengthening links between actions to support conduct, culture and customer and enabling more effective control management. Actions to encourage good conduct include:

- Conduct risk appetite established at Group and divisional level, with metrics included in the Group risk appetite to ensure ongoing focus
- Simplified and enhanced conduct policies and procedures in place to ensure appropriate controls and processes that deliver good customer outcomes, and support market integrity and competition requirements
- Customer needs considered through divisional customer plans, with integral conduct lens
- Achieving a values-led culture that delivers great customer outcomes, by focusing on aligning our systems, symbols, behaviours and storytelling
- Development and continued oversight of the implementation of the vulnerability strategy continues through the Lloyds Banking Group Customer Inclusion Forum to monitor vulnerable outcomes, provide strategic direction and ensure consistency across the Group
- Robust product governance framework to ensure products continue to offer customers fair value, and consistently meet their needs throughout their product lifecycle
- Complaints management through responding to, and learning from, root causes of complaint volumes and Financial Ombudsman Service (FOS) change rates
- Review and oversight of thematic conduct agenda items at senior committees, ensuring holistic consideration of key Lloyds Banking Group-wide conduct risks
- Robust recruitment and training, with a continued focus on how the Group manages colleagues' performance with clear customer accountabilities
- Ongoing engagement with third parties involved in serving the Group's customers to ensure consistent delivery
- Monitoring and testing of customer outcomes to ensure the Group delivers good outcomes for customers throughout the product and service lifecycle, and make continuous improvements to products, services and processes
- Continued focus on market conduct; member of the Fixed Income, Currencies and Commodities Markets Standard Board; and committed to conducting its market activities consistent with the principles of the UK Money Markets Code, the Global Precious Metals Code and the FX Global Code
- Adoption of robust change delivery methodology to enable prioritisation and delivery of initiatives to address conduct challenges
- Continued focus on proactive identification and mitigation of conduct risk in the Lloyds Banking Group's strategy
- Active engagement with regulatory bodies and other stakeholders to develop understanding of concerns related to customer treatment, effective competition and market integrity, to ensure that the Group's strategic conduct focus continues to meet evolving stakeholder expectations
- Creation of tools and additional support for customers impacted by the rising cost of living, including Cost-of-Living Hub and interest-free overdraft buffer
- A programme of work in place to deliver the enhanced expectations of Consumer Duty

Monitoring
Conduct risk is governed through divisional risk committees and significant issues are escalated to the Lloyds Banking Group Risk Committee, in accordance with the Lloyds Banking Group's ERMF, as well as through the monthly Risk Reporting. The risk exposures are reported, discussed and challenged at divisional risk committees. Remedial action is recommended, if required. All material conduct risk events are escalated in accordance with the Lloyds Banking Group operational risk policy.

A number of activities support the close monitoring of conduct risk including:
- The use of CRAMs across the Group, with an escalation route to Board
- Oversight and assurance activities across the three lines of defence
- Horizon scanning

Risk management continued

Credit risk

Definition
Credit risk is defined as the risk that parties with whom the Group has contracted fail to meet their financial obligations (both on and off-balance sheet).

Exposures
The principal sources of credit risk within the Group arise from loans and advances, contingent liabilities, commitments and debt securities to customers, financial institutions and sovereigns. The credit risk exposures of the Group are set out in note 38 on **page 151**.

In terms of loans and advances (for example, mortgages, term loans and overdrafts) and contingent liabilities (for example, credit instruments such as guarantees and documentary letters of credit), credit risk arises both from amounts advanced and commitments to extend credit to a customer or bank. With respect to commitments to extend credit, the Group is also potentially exposed to an additional loss up to an amount equal to the total unutilised commitments. However, the likely amount of loss may be less than the total unutilised commitments, as most retail and certain commercial lending commitments may be cancelled based on regular assessment of the prevailing creditworthiness of customers. Commercial term commitments are also contingent upon customers maintaining specific credit standards.

Credit risk also arises from debt securities and derivatives. Credit risk exposure for derivatives is limited to the current cost of replacing contracts with a positive value to the Group. Such amounts are reflected in note 38 on **page 151**.

Additionally, credit risk arises from leasing arrangements where the Group is the lessor. Note 2(J) on page **88** provides details on the Group's approach to the treatment of leases.

The investments held in the Group's defined benefit pension schemes also expose the Group to credit risk. Note 11 on **page 99** provides further information on the defined benefit pension schemes' assets and liabilities.

Loans and advances, contingent liabilities, commitments, debt securities and derivatives also expose the Group to refinance risk. Refinance risk is the possibility that an outstanding exposure cannot be repaid at its contractual maturity date. If the Group does not wish to refinance the exposure then there is refinance risk if the obligor is unable to repay by securing alternative finance. This may occur for a number of reasons which may include: the borrower is in financial difficulty, because the terms required to refinance are outside acceptable appetite at the time or the customer is unable to refinance externally due to a lack of market liquidity. Refinance risk exposures are managed in accordance with the Group's existing credit risk policies, processes and controls, and are not considered to be material given the Group's prudent credit risk appetite. Where heightened refinance risk exists exposures are minimised through intensive account management and, where appropriate, are classed as impaired and/or forborne.

Measurement
The process for credit risk identification, measurement and control is integrated into the Board-approved framework for credit risk appetite and governance.

Credit risk is measured from different perspectives using a range of appropriate modelling and scoring techniques at a number of levels of granularity, including total balance sheet, individual portfolio, pertinent concentrations and individual customer – for both new business and existing exposure. Key metrics, which may include but are not limited to, total exposure, ECL, risk-weighted assets, new business quality, concentration risk and portfolio performance, are reported monthly to risk committees and forums.

Measures such as ECL, risk-weighted assets, observed credit performance, predicted credit quality (usually from predictive credit scoring models), collateral cover and quality, and other credit drivers (such as cash flow, affordability, leverage and indebtedness) have been incorporated into the Group's credit risk management practices to enable effective risk measurement across the Group.

The Group has also continued to strengthen its capabilities and abilities for identifying, assessing and managing climate-related risks and opportunities, recognising that climate change is likely to result in changes in the risk profile and outlook for the Group's customers, the sectors the Group operates in and collateral/asset valuations.

In addition, stress testing and scenario analysis, including preparation of credit playbooks to analyse and forward plan for specific events and/or emerging issues, are used to estimate impairment losses and capital demand forecasts for both regulatory and internal purposes and to assist in the formulation and calibration of credit risk appetite, where appropriate.

As part of the 'three lines of defence' model, the Risk division is the second line of defence providing oversight and independent challenge to key risk decisions taken by business management. The Risk division also tests the effectiveness of credit risk management and internal credit risk controls. This includes ensuring that the control and monitoring of higher risk and vulnerable portfolios and sectors is appropriate and confirming that appropriate loss allowances for impairment are in place. Output from these reviews helps to inform credit risk appetite, credit policy and portfolio mandates.

As the third line of defence, Group Internal Audit undertakes regular risk-based reviews to assess the effectiveness of credit risk management and controls.

Mitigation
The Group uses a range of approaches to mitigate credit risk.

Prudent credit principles, risk policies and appetite statements: the independent Risk division sets out the credit principles, credit risk policies and credit risk appetite statements. These are subject to regular review and governance, with any changes subject to an approval process. Risk teams monitor credit performance trends and the outlook. Risk teams also test the adequacy of and adherence to credit risk policies and processes throughout the Group. This includes tracking portfolio performance against an agreed set of credit risk appetite tolerances.

Robust models and controls: see model risk on **page 58**.

Limitations on concentration risk: there are portfolio controls on certain industries, sectors and products to reflect risk appetite as well as individual, customer and bank limit risk tolerances. Credit policies, appetite statements and mandates are aligned to the Group's risk appetite and restrict exposure to higher risk countries and potentially vulnerable sectors and asset classes. Note 38 on **page 151** provides an analysis of loans and advances to customers by industry (for commercial customers) and product (for retail customers). Exposures are monitored to prevent both an excessive concentration of risk and single name concentrations. These concentration risk controls are not necessarily in the form of a maximum limit on exposure, but may instead require new business in concentrated sectors to fulfil additional minimum policy and/or guideline requirements. The Group's largest credit limits are regularly monitored by the Board Risk Committee and reported in accordance with regulatory requirements.

Risk management continued

Defined country risk management framework: the Group sets a broad maximum country risk appetite. Risk-based appetite for all countries is set within the independent Risk division, taking into account economic, financial, political and social factors as well as the approved business and strategic plans of the Group.

Specialist expertise: credit quality is managed and controlled by a number of specialist units within the business and Risk division, which provide for example: intensive management and control; security perfection; maintenance of customer and facility records; expertise in documentation for lending and associated products; sector-specific expertise; and legal services applicable to the particular market segments and product ranges offered by the Group.

Stress testing: the Group's credit portfolios are subject to regular stress testing. In addition to the Group-led, PRA and other regulatory stress tests, exercises focused on individual divisions and portfolios are also performed. For further information on the Group wide stress testing process, methodology and governance see **page 22**.

Frequent and robust credit risk assurance: assurance of credit risk is undertaken by an independent function operating within the Risk division which is part of the Group's second line of defence. Its primary objective is to provide reasonable and independent assurance and confidence that credit risk is being effectively managed and to ensure that appropriate controls are in place and being adhered to. Group Internal Audit also provides assurance to the Audit Committee on the effectiveness of credit risk management controls across the Group's activities.

Collateral
The principal types of acceptable collateral include:
- Residential and commercial properties
- Charges over business assets such as inventory and accounts receivable
- Financial instruments such as debt securities
- Vehicles
- Cash
- Guarantees received from third parties

The Group maintains appetite parameters on the acceptability of specific classes of collateral.

For non-mortgage retail lending to small businesses, collateral may include second charges over residential property and the assignment of life cover.

Collateral held as security for financial assets other than loans and advances is determined by the nature of the underlying exposure. Debt securities, including treasury and other bills, are generally unsecured, with the exception of asset-backed securities and similar instruments such as covered bonds, which are secured by portfolios of financial assets. Collateral is generally not held against loans and advances to financial institutions. However, securities are held as part of reverse repurchase or securities borrowing transactions or where a collateral agreement has been entered into under a master netting agreement. Derivative transactions with financial counterparties are typically collateralised under a Credit Support Annex (CSA) in conjunction with the International Swaps and Derivatives Association (ISDA) Master Agreement. Derivative transactions with non-financial customers are not usually supported by a CSA.

The requirement for collateral and the type to be taken at origination will be based upon the nature of the transaction and the credit quality, size and structure of the borrower. For non-retail exposures, if required, the Group will often seek that any collateral includes a first charge over land and buildings owned and occupied by the business, a debenture over the assets of a company or limited liability partnership, personal guarantees, limited in amount, from the directors of a company or limited liability partnership and key man insurance. The Group maintains policies setting out which types of collateral valuation are acceptable, maximum loan to value (LTV) ratios and other criteria that are to be considered when reviewing an application. The fundamental business proposition must evidence the ability of the business to generate funds from normal business sources to repay a customer or counterparty's financial commitment, rather than reliance on the disposal of any security provided.

Although lending decisions are primarily based on expected cash flows, any collateral provided may impact the pricing and other terms of a loan or facility granted. This will have a financial impact on the amount of net interest income recognised and on internal loss given default estimates that contribute to the determination of asset quality and returns.

The Group requires collateral to be realistically valued by an appropriately qualified source, independent of both the credit decision process and the customer, at the time of borrowing. In certain circumstances, for Retail residential mortgages this may include the use of automated valuation models based on market data, subject to accuracy criteria and LTV limits. Where third parties are used for collateral valuations, they are subject to regular monitoring and review. Collateral values are subject to review, which will vary according to the type of lending, collateral involved and account performance. Such reviews are undertaken to confirm that the value recorded remains appropriate and whether revaluation is required, considering, for example, account performance, market conditions and any information available that may indicate that the value of the collateral has materially declined. In such instances, the Group may seek additional collateral and/or other amendments to the terms of the facility. The Group adjusts estimated market values to take account of the costs of realisation and any discount associated with the realisation of the collateral when estimating credit losses.

The Group considers risk concentrations by collateral providers and collateral type with a view to ensuring that any potential undue concentrations of risk are identified and suitably managed by changes to strategy, policy and/or business plans.

The Group seeks to avoid correlation or wrong-way risk where possible. Under the Group's repurchase (repo) policy, the issuer of the collateral and the repo counterparty should be neither the same nor connected. The same rule applies for derivatives. The Risk division has the necessary discretion to extend this rule to other cases where there is significant correlation. Countries with a rating equivalent to AA- or better may be considered to have no adverse correlation between the counterparty domiciled in that country and the country of risk (issuer of securities).

Refer to note 38 on **page 151** for further information on collateral.

Risk management continued

Additional mitigation for Retail customers

The Group uses a variety of lending criteria when assessing applications for mortgages and unsecured lending. The general approval process uses credit acceptance scorecards and involves a review of an applicant's previous credit history using internal data and information held by Credit Reference Agencies (CRA).

The Group also assesses the affordability and sustainability of lending for each borrower. For secured lending this includes use of an appropriate stressed interest rate scenario. Affordability assessments for all lending are compliant with relevant regulatory and conduct guidelines. The Group takes reasonable steps to validate information used in the assessment of a customer's income and expenditure.

In addition, the Group has in place quantitative limits such as maximum limits for individual customer products, the level of borrowing to income and the ratio of borrowing to collateral. Some of these limits relate to internal approval levels and others are policy limits above which the Group will typically reject borrowing applications. The Group also applies certain criteria that are applicable to specific products, for example applications for buy-to-let mortgages.

For UK mortgages, the Group's policy permits owner occupier applications with a maximum LTV of 95 per cent. This can increase to 100 per cent for specific products where additional security is provided by a supporter of the applicant and held on deposit by the Group. Applications with an LTV above 90 per cent are subject to enhanced underwriting criteria, including higher scorecard cut-offs and loan size restrictions.

Buy-to-let mortgages within Retail are limited to a maximum loan size of £2,000,000 and 75 per cent LTV for a single property. Buy-to-let applications must pass a minimum rental cover ratio of 125 per cent under stressed interest rates, after applicable tax liabilities. Portfolio landlords (customers with four or more mortgaged buy-to-let properties) are subject to additional controls including evaluation of overall portfolio resilience.

The Group's policy is to reject any application for a lending product where a customer is registered as bankrupt or insolvent, or has a recent County Court Judgment or financial default registered at a CRA used by the Group above de minimis thresholds. In addition, the Group typically rejects applicants where total unsecured debt, debt-to-income ratios, or other indicators of financial difficulty exceed policy limits.

Where credit acceptance scorecards are used, new models, model changes and monitoring of model effectiveness are independently reviewed and approved in accordance with the governance framework set by the Group Model Governance Committee.

Additional mitigation for Commercial customers

Individual credit assessment and independent sanction of customer and bank limits: with the exception of small exposures to small to medium-sized enterprises (SME) customers where certain relationship managers have limited delegated credit approval authority, credit risk in commercial customer portfolios is subject to approval by the independent Risk division, which considers the strengths and weaknesses of individual transactions, the balance of risk and reward, and how credit risk aligns to the Group and divisional risk appetite. Exposure to individual counterparties, groups of counterparties or customer risk segments is controlled through a tiered hierarchy of credit authority delegations and risk-based credit limit guidances per client group for larger exposures. Approval requirements for each decision are based on a number of factors including, but not limited to, the transaction amount, the customer's aggregate facilities, any risk mitigation in place, credit policy, risk appetite, credit risk ratings and the nature and term of the risk. The Group's credit risk appetite criteria for counterparty and customer loan underwriting is generally the same as that for loans intended to be held to maturity. All hard loan/bond underwriting must be approved by the Risk division. A pre-approved credit matrix may be used for 'best efforts' underwriting.

Counterparty credit limits: limits are set against all types of exposure in a counterparty name, in accordance with an agreed methodology for each exposure type. This includes credit risk exposure on individual derivatives and securities financing transactions, which incorporates potential future exposures from market movements against agreed confidence intervals. Aggregate facility levels by counterparty are set and limit breaches are subject to escalation procedures.

Daily settlement limits: settlement risk arises in any situation where a payment in cash, securities or equities is made in the expectation of a corresponding receipt in cash, securities or equities. Daily settlement limits are established for each relevant counterparty to cover the aggregate of all settlement risk arising from the Group's market transactions on any single day. Where possible, the Group uses Continuous Linked Settlement in order to reduce foreign exchange (FX) settlement risk.

Master netting agreements

It is credit policy that a Group-approved master netting agreement must be used for all derivative and traded product transactions and must be in place prior to trading, with separate documentation required for each Group entity providing facilities. This requirement extends to trades with clients and the counterparties used for the Group's own hedging activities, which may also include clearing trades with Central Counterparties (CCPs).

Any exceptions must be approved by the appropriate credit approver. Master netting agreements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis. However, within relevant jurisdictions and for appropriate counterparty types, master netting agreements do reduce the credit risk to the extent that, if an event of default occurs, all trades with the counterparty may be terminated and settled on a net basis. The Group's overall exposure to credit risk on derivative instruments subject to master netting agreements can change substantially within a short period, since this is the net position of all trades under the master netting agreement.

Other credit risk transfers

The Group also undertakes asset sales, credit derivative based transactions, securitisations (including significant risk transfer transactions), purchases of credit default swaps and purchase of credit insurance as a means of mitigating or reducing credit risk and/or risk concentration, taking into account the nature of assets and the prevailing market conditions.

Monitoring

In conjunction with the Risk division, businesses identify and define portfolios of credit and related risk exposures and the key behaviours and characteristics by which those portfolios are managed and monitored. This entails the production and analysis of regular portfolio monitoring reports for review by senior management. The Risk division in turn produces an aggregated view of credit risk across the Group, including reports on material credit exposures, concentrations, concerns and other management information, which is presented to senior officers, divisional credit risk forums, business unit committees and forums, Group Risk Committee and the Board Risk Committee.

Models

The performance of all models used in credit risk is monitored in line with the Group's model governance framework – see model risk on **page 58**.

Intensive care of customers in financial difficulty

The Group operates a number of solutions to assist borrowers who are experiencing financial stress. The material elements of these solutions through which the Group has granted a concession, whether temporarily or permanently, are set out below.

Forbearance

The Group's aim in offering forbearance and other assistance to customers in financial distress is to benefit both the customer and the Group by supporting its customers and acting in their best interests by, where possible, bringing customer facilities back into a sustainable position.

Risk management continued

The Group offers a range of tools and assistance to support customers who are encountering financial difficulties. Cases are managed on an individual basis, with the circumstances of each customer considered separately and the action taken judged as being appropriate and sustainable for both the customer and the Group.

Forbearance measures consist of concessions towards a debtor that is experiencing or about to experience difficulties in meeting its financial commitments. This can include modification of the previous terms and conditions of a contract or a total or partial refinancing of a troubled debt contract, either of which would not have been required had the debtor not been experiencing financial difficulties.

The provision and review of such assistance is controlled through the application of an appropriate policy framework and associated controls. Regular review of the assistance offered to customers is undertaken to confirm that it remains appropriate, alongside monitoring of customers' performance and the level of payments received.

The Group classifies accounts as forborne at the time a customer in financial difficulty is granted a concession.

Balances in default or classified as Stage 3 are always considered to be non-performing. Balances may be non-performing but not in default or Stage 3, where for example they are within their non-performing forbearance cure period.

Non-performing exposures can be reclassified as performing forborne after a minimum 12-month cure period, providing there are no past due amounts or concerns regarding the full repayment of the exposure. A minimum of a further 24 months must pass from the date the forborne exposure was reclassified as performing forborne before the account can exit forbearance. If conditions to exit forbearance are not met at the end of this probation period, the exposure shall continue to be identified as forborne until all the conditions are met.

The Group's treatment of loan renegotiations is included in the impairment policy in note 2(H) on **page 87**.

Customers receiving support from UK Government sponsored programmes
To assist customers in financial distress, the Group participates in UK Government sponsored programmes for households, including the Income Support for Mortgage Interest programme, under which the government pays the Group all or part of the interest on the mortgage on behalf of the customer. This is provided as a government loan which the customer must repay.

Lloyds Bank Group credit risk portfolio in 2023
Overview
The Group's portfolios are well-positioned for the current macroeconomic environment. The Group retains a prudent approach to credit risk appetite and risk management, with strong credit origination criteria and robust LTVs in the secured portfolios.

Observed credit performance remains resilient, despite the continued economic uncertainty with only modest evidence of deterioration to date. In UK mortgages, new to arrears were relatively stable throughout 2023, having increased slightly at the start of the year, largely driven by legacy vintages (mortgages originated in the period 2006 to 2008). Flows to default increased during the year for the same reason with trends stabilising in the second half. Unsecured portfolios continue to exhibit stable new to arrears and flow to default trends, broadly at or below pre-pandemic levels. The Group continues to monitor the impacts of the economic environment carefully through a suite of early warning indicators and governance arrangements that ensure risk mitigating action plans are in place to support customers and protect the Group's positions.

The impairment charge in 2023 was £343 million, down from a charge of £1,452 million in 2022. This is as a result of a significant write-back following the full repayment of debt from a single name client in the fourth quarter and improvements in the Group's macroeconomic outlook.

The Group's ECL allowance on loans and advances to customers decreased in the year to £4,007 million (31 December 2022: £4,779 million).

Group Stage 2 loans and advances to customers reduced to £52,973 million (31 December 2022: £60,103 million) and as a percentage of total lending to 12.1 per cent (31 December 2022: 13.7 per cent). This is due to improvements in the macroeconomic outlook transferring assets to Stage 1, along with impacts from securitisations of legacy Retail mortgages in the first quarter and Retail unsecured loans in the fourth quarter. Of the total Group Stage 2 loans and advances to customers, 92.5 per cent are up to date (31 December 2022: 94.1 per cent). Stage 2 coverage reduced slightly to 3.1 per cent (31 December 2022: 3.3 per cent).

Stage 3 loans and advances to customers reduced to £7,131 million (31 December 2022: £7,611 million), and as a percentage of total lending decreased slightly to 1.6 per cent (31 December 2022: 1.7 per cent). This reduction is largely following the full repayment of debt from a single name client in Commercial Banking and securitisation activity, partially offset by flow to default increases in the UK mortgages portfolio. Stage 3 coverage decreased by 7.2 percentage points to 15.9 per cent (31 December 2022: 23.1 per cent).

Prudent risk appetite and risk management
- The Group continues to take a prudent and proactive approach to credit risk management and credit risk appetite whilst, in line with the Group's strategy, supporting clients to grow, as well as working closely with customers to help them through cost of living pressures and the impacts of higher interest rates and any deterioration in broader economic conditions
- Sector, asset and product concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product risk appetite parameters help manage exposure to certain higher risk and cyclical sectors, segments and asset classes
- The Group's effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of distress
- The Group will continue to work closely with its customers to ensure that they receive the appropriate level of support, embracing the standards outlined in the Mortgage Charter and including where customers are leveraging Pay As You Grow options under the UK Government Coronavirus scheme

Risk management continued

Impairment charge (credit) by division

	Loans and advances to customers £m	Loans and advances to banks £m	Debt securities £m	Financial assets at fair value through other comprehensive income £m	Undrawn balances £m	2023 £m	2022 £m
UK mortgages	(61)	–	–	–	10	(51)	295
Credit cards	438	–	–	–	19	457	571
Loans and overdrafts	271	–	–	–	(20)	251	499
UK Motor Finance	169	–	–	–	–	169	(2)
Other	5	–	–	–	–	5	10
Retail	822	–	–	–	9	831	1,373
Small and Medium Businesses	114	–	–	–	–	114	188
Corporate and Institutional	(598)	(3)	–	3	1	(597)	283
Commercial Banking	(484)	(3)	–	3	1	(483)	471
Other	–	–	–	(5)	–	(5)	(392)
Total impairment charge (credit)	**338**	**(3)**	**–**	**(2)**	**10**	**343**	1,452

Risk management continued

Group loans and advances to customers

The following pages contain analysis of the Group's loans and advances to customers by sub-portfolio. Loans and advances to customers are categorised into the following stages:

- Stage 1 assets comprise of newly originated assets (unless purchased or originated credit-impaired), as well as those which have not experienced a significant increase in credit risk. These assets carry an expected credit loss allowance equivalent to the expected credit losses that result from those default events that are possible within 12 months of the reporting date (12 month expected credit losses)
- Stage 2 assets are those which have experienced a significant increase in credit risk since origination. These assets carry an expected credit loss allowance equivalent to the expected credit losses arising over the lifetime of the asset (lifetime expected credit losses)
- Stage 3 assets have either defaulted or are otherwise considered to be credit-impaired. These assets carry a lifetime expected credit loss
- Purchased or originated credit-impaired assets (POCI) are those that have been originated or acquired in a credit-impaired state. This includes within the definition of credit-impaired the purchase of a financial asset at a deep discount that reflects impaired credit losses

Total expected credit loss allowance

	At 31 Dec 2023 £m	At 31 Dec 2022 £m
Customer related balances		
Drawn	3,693	4,475
Undrawn	314	304
	4,007	4,779
Loans and advances to banks	6	9
Debt securities	8	8
Total expected credit loss allowance	**4,021**	4,796

Movements in total expected credit loss allowance

	Opening ECL at 31 Dec 2022 £m	Write-offs and other[1] £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 31 Dec 2023 £m
UK mortgages[2]	1,209	(43)	(51)	(94)	1,115
Credit cards	763	(410)	457	47	810
Loans and overdrafts[3]	678	(414)	251	(163)	515
UK Motor Finance	252	(79)	169	90	342
Other	86	(3)	5	2	88
Retail	2,988	(949)	831	(118)	2,870
Small and Medium Businesses	549	(126)	114	(12)	537
Corporate and Institutional Banking	1,258	(48)	(597)	(645)	613
Commercial Banking	1,807	(174)	(483)	(657)	1,150
Other	1	5	(5)	–	1
Total[4]	4,796	(1,118)	343	(775)	4,021

1 Contains adjustments in respect of purchased or originated credit-impaired financial assets.
2 Includes £60 million within write-offs and other relating to the £2.5 billion UK mortgages securitisation in the first quarter of 2023.
3 Includes £112 million within write-offs and other relating to the £2.7 billion unsecured loans securitisation in the fourth quarter of 2023.
4 Total ECL includes £14 million relating to other non customer-related assets (31 December 2022: £17 million).

Loans and advances to customers and expected credit loss allowance

	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total %	Stage 3 as % of total %
At 31 December 2023							
Loans and advances to customers							
UK mortgages	256,596	38,533	4,337	7,854	307,320	12.5	1.4
Credit cards	12,625	2,908	284	–	15,817	18.4	1.8
Loans and overdrafts	7,103	1,187	196	–	8,486	14.0	2.3
UK Motor Finance	13,541	2,027	112	–	15,680	12.9	0.7
Other	15,898	525	144	–	16,567	3.2	0.9
Retail	305,763	45,180	5,073	7,854	363,870	12.4	1.4
Small and Medium Businesses	27,525	4,458	1,530	–	33,513	13.3	4.6
Corporate and Institutional Banking	35,872	3,335	528	–	39,735	8.4	1.3
Commercial Banking	63,397	7,793	2,058	–	73,248	10.6	2.8
Other[1]	(301)	–	–	–	(301)	–	–
Total gross lending	368,859	52,973	7,131	7,854	436,817	12.1	1.6
ECL allowance on drawn balances	(885)	(1,462)	(1,133)	(213)	(3,693)		
Net balance sheet carrying value	367,974	51,511	5,998	7,641	433,124		

Customer related ECL allowance (drawn and undrawn)

	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
UK mortgages	169	376	357	213	1,115
Credit cards	234	446	130	–	810
Loans and overdrafts	153	244	118	–	515
UK Motor Finance[2]	188	91	63	–	342
Other	20	21	47	–	88
Retail	764	1,178	715	213	2,870
Small and Medium Businesses	139	231	167	–	537
Corporate and Institutional Banking	135	212	253	–	600
Commercial Banking	274	443	420	–	1,137
Other	–	–	–	–	–
Total	1,038	1,621	1,135	213	4,007

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers[3]

	Stage 1	Stage 2	Stage 3	POCI	Total
UK mortgages	0.1	1.0	8.2	2.7	0.4
Credit cards	1.9	15.3	45.8	–	5.1
Loans and overdrafts	2.2	20.6	60.2	–	6.1
UK Motor Finance	1.4	4.5	56.3	–	2.2
Other	0.1	4.0	32.6	–	0.5
Retail	0.2	2.6	14.1	2.7	0.8
Small and Medium Businesses	0.5	5.2	10.9	–	1.6
Corporate and Institutional Banking	0.4	6.4	47.9	–	1.5
Commercial Banking	0.4	5.7	20.4	–	1.6
Other	–	–	–	–	–
Total	0.3	3.1	15.9	2.7	0.9

1   Contains centralised fair value hedge accounting adjustments.
2   UK Motor Finance for Stages 1 and 2 include £187 million relating to provisions against residual values of vehicles subject to finance leasing agreements for Black Horse. These provisions are included within the calculation of coverage ratios.
3   Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers including loans in recoveries.

	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total %	Stage 3 as % of total %
At 31 December 2022							
Loans and advances to customers							
UK mortgages	257,517	41,783	3,416	9,622	312,338	13.4	1.1
Credit cards	11,416	3,287	289	–	14,992	21.9	1.9
Loans and overdrafts	8,357	1,713	247	–	10,317	16.6	2.4
UK Motor Finance	12,174	2,245	154	–	14,573	15.4	1.1
Other	13,990	643	157	–	14,790	4.3	1.1
Retail	303,454	49,671	4,263	9,622	367,010	13.5	1.2
Small and Medium Businesses	30,781	5,654	1,760	–	38,195	14.8	4.6
Corporate and Institutional Banking	31,729	4,778	1,588	–	38,095	12.5	4.2
Commercial Banking	62,510	10,432	3,348	–	76,290	13.7	4.4
Other[1]	(3,198)	–	–	–	(3,198)	–	
Total gross lending	362,766	60,103	7,611	9,622	440,102	13.7	1.7
ECL allowance on drawn balances	(678)	(1,792)	(1,752)	(253)	(4,475)		
Net balance sheet carrying value	362,088	58,311	5,859	9,369	435,627		
Customer related ECL allowance (drawn and undrawn)							
UK mortgages	92	553	311	253	1,209		
Credit cards	173	477	113	–	763		
Loans and overdrafts	185	367	126	–	678		
UK Motor Finance[2]	95	76	81	–	252		
Other	16	18	52	–	86		
Retail	561	1,491	683	253	2,988		
Small and Medium Businesses	129	271	149	–	549		
Corporate and Institutional Banking	110	208	924	–	1,242		
Commercial Banking	239	479	1,073	–	1,791		
Other	–	–	–	–	–		
Total	800	1,970	1,756	253	4,779		
Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers[3]							
UK mortgages	–	1.3	9.1	2.6	0.4		
Credit cards	1.5	14.5	39.1	–	5.1		
Loans and overdrafts	2.2	21.4	51.0	–	6.6		
UK Motor Finance	0.8	3.4	52.6	–	1.7		
Other	0.1	2.8	33.1	–	0.6		
Retail	0.2	3.0	16.0	2.6	0.8		
Small and Medium Businesses	0.4	4.8	8.5	–	1.4		
Corporate and Institutional Banking	0.3	4.4	58.2	–	3.3		
Commercial Banking	0.4	4.6	32.0	–	2.3		
Other	–	–	–	–	–		
Total	0.2	3.3	23.1	2.6	1.1		

1   Contains centralised fair value hedge accounting adjustments.
2   UK Motor Finance for Stages 1 and 2 include £92 million relating to provisions against residual values of vehicles subject to finance leasing agreements for Black Horse. These provisions are included within the calculation of coverage ratios.
3   Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers including loans in recoveries.

Risk management continued

Stage 2 loans and advances to customers and expected credit loss allowance

| | Up to date | | | | | | 1 to 30 days past due[2] | | | Over 30 days past due | | |
| | PD movements | | | Other[1] | | | | | | | | |
	Gross lending £m	ECL[3] £m	As % of gross lending %	Gross lending £m	ECL[3] £m	As % of gross lending %	Gross lending £m	ECL[3] £m	As % of gross lending %	Gross lending £m	ECL[3] £m	As % of gross lending %
At 31 December 2023												
UK mortgages	**26,665**	**146**	**0.5**	**9,024**	**133**	**1.5**	**1,771**	**52**	**2.9**	**1,073**	**45**	**4.2**
Credit cards	**2,612**	**345**	**13.2**	**145**	**49**	**33.8**	**115**	**34**	**29.6**	**36**	**18**	**50.0**
Loans and overdrafts	**756**	**148**	**19.6**	**279**	**46**	**16.5**	**112**	**34**	**30.4**	**40**	**16**	**40.0**
UK Motor Finance	**735**	**30**	**4.1**	**1,120**	**30**	**2.7**	**138**	**21**	**15.2**	**34**	**10**	**29.4**
Other	**125**	**5**	**4.0**	**295**	**7**	**2.4**	**52**	**5**	**9.6**	**53**	**4**	**7.5**
Retail	**30,893**	**674**	**2.2**	**10,863**	**265**	**2.4**	**2,188**	**146**	**6.7**	**1,236**	**93**	**7.5**
Small and Medium Businesses	**3,455**	**202**	**5.8**	**590**	**17**	**2.9**	**253**	**8**	**3.2**	**160**	**4**	**2.5**
Corporate and Institutional Banking	**3,175**	**208**	**6.6**	**2**	**–**	**–**	**27**	**3**	**11.1**	**131**	**1**	**0.8**
Commercial Banking	**6,630**	**410**	**6.2**	**592**	**17**	**2.9**	**280**	**11**	**3.9**	**291**	**5**	**1.7**
Total	**37,523**	**1,084**	**2.9**	**11,455**	**282**	**2.5**	**2,468**	**157**	**6.4**	**1,527**	**98**	**6.4**
At 31 December 2022												
UK mortgages	29,718	263	0.9	9,613	160	1.7	1,633	67	4.1	819	63	7.7
Credit cards	3,023	386	12.8	136	46	33.8	98	30	30.6	30	15	50.0
Loans and overdrafts	1,311	249	19.0	234	53	22.6	125	45	36.0	43	20	46.5
UK Motor Finance	1,047	28	2.7	1,045	23	2.2	122	18	14.8	31	7	22.6
Other	160	5	3.1	384	7	1.8	54	4	7.4	45	2	4.4
Retail	35,259	931	2.6	11,412	289	2.5	2,032	164	8.1	968	107	11.1
Small and Medium Businesses	4,081	223	5.5	1,060	27	2.5	339	13	3.8	174	8	4.6
Corporate and Institutional Banking	4,706	207	4.4	24	1	4.2	5	–	–	43	–	–
Commercial Banking	8,787	430	4.9	1,084	28	2.6	344	13	3.8	217	8	3.7
Total	44,046	1,361	3.1	12,496	317	2.5	2,376	177	7.4	1,185	115	9.7

1   Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments.
2   Includes assets that have triggered PD movements, or other rules, given that being 1 to 29 days in arrears in and of itself is not a Stage 2 trigger.
3   Expected credit loss allowance on loans and advances to customers (drawn and undrawn).

The Group's assessment of a significant increase in credit risk, and resulting categorisation of Stage 2, includes customers moving into early arrears as well as a broader assessment that an up to date customer has experienced a level of deterioration in credit risk since origination. A more sophisticated assessment is required for up to date customers, which varies across divisions and product type. This assessment incorporates specific triggers such as a significant proportionate increase in probability of default relative to that at origination, recent arrears, forbearance activity, internal watch lists and external bureau flags. Up to date exposures in Stage 2 are likely to show lower levels of expected credit loss (ECL) allowance relative to those that have already moved into arrears given that an arrears status typically reflects a stronger indication of future default and greater likelihood of credit losses.

Risk management continued

Retail

- The Retail portfolio has remained resilient and well-positioned, despite pressure on consumer finances and affordability from a higher cost of living, inflationary pressures and rising interest rates. Robust risk management remains in place, with strong affordability and indebtedness controls for both new and existing lending and a prudent risk appetite approach
- The Retail lending book is concentrated in lower risk segments which are better able to withstand the cost of living challenge and higher interest rates
- In UK mortgages, new to arrears were relatively stable throughout 2023, having increased slightly at the start of the year, largely driven by legacy vintages (mortgages originated in the period 2006 to 2008). Flows to default increased during the year for the same reason with trends stabilising in the second half
- Unsecured portfolios continue to exhibit stable new to arrears and flow to default trends, broadly at, or below pre-pandemic levels
- The Group is closely monitoring the impacts of a higher cost of living on consumers to ensure it remains vigilant for any signs of deterioration. Lending strategies are under continuous review and have been proactively managed and calibrated to the latest macroeconomic outlook, with actions taken to enhance both living and housing cost assumptions in affordability assessments
- The Retail impairment charge in 2023 was £831 million and is materially lower than the charge of £1,373 million for 2022, largely due to favourable updates to the Group's macroeconomic outlook
- All existing IFRS 9 staging rules and triggers have been maintained across Retail from the 2022 year end. Retail customer related ECL allowance as a percentage of drawn loans and advances (coverage) is stable at 0.8 per cent (31 December 2022: 0.8 per cent)
- Favourable updates to the Group's macroeconomic outlook have reduced Stage 2 loans and advances to 12.4 per cent of the Retail portfolio (31 December 2022: 13.5 per cent), of which 92.4 per cent are up to date loans (31 December 2022: 94.0 per cent). Stage 2 ECL coverage also reduces slightly to 2.6 per cent (31 December 2022: 3.0 per cent)
- Increased flows to default within UK mortgages result in an increase in Stage 3 loans and advances to 1.4 per cent of total loans and advances (31 December 2022: 1.2 per cent). Retail Stage 3 ECL coverage decreases to 14.1 per cent (31 December 2022: 16.0 per cent) due to portfolio mix changes; notably because UK mortgages hold comparatively lower coverage in comparison to other Retail products due to security. Underlying Stage 3 loans and advances, and Stage 3 coverage for all other Retail products excluding UK mortgages remain broadly stable

UK mortgages

- The UK mortgages portfolio is well positioned with low arrears and a strong loan to value (LTV) profile. The Group has actively improved the quality of the portfolio over the years using robust affordability and credit controls, while the balances of higher risk legacy vintages have continued to reduce
- New to arrears in the UK mortgages portfolio were relatively stable throughout 2023, having increased slightly at the start of the year, largely driven by legacy vintages, where there is a high concentration of variable rate customers. The Group is proactively monitoring existing mortgage customers as they reach the end of fixed rate deals with customers' immediate behaviour remaining stable
- Total loans and advances decreased to £307.3 billion (31 December 2022: £312.3 billion), with an increase in average LTV. The proportion of balances with a LTV greater than 90 per cent increased. The average LTV of new business remained stable
- Updated macroeconomic assumptions within the ECL model, most notably to account for more resilient house price performance than previously anticipated, resulted in a net impairment release of £51 million for 2023 compared to a charge of £295 million for 2022. Total ECL coverage remained stable at 0.4 per cent (31 December 2022: 0.4 per cent)

- Favourable macroeconomic updates also result in reductions to Stage 2 loans and advances to 12.5 per cent of the portfolio (31 December 2022: 13.4 per cent), largely from up to date loans, and Stage 2 ECL coverage falling slightly to 1.0 per cent (31 December 2022: 1.3 per cent)
- Stage 3 loans and advances increased to 1.4 per cent of the portfolio (31 December 2022: 1.1 per cent) due to increases in legacy variable rate customers triggering 90 days past due. Stage 3 ECL coverage decreased to 8.2 per cent (31 December 2022: 9.1 per cent) due to the favourable macroeconomic outlook

Credit cards

- Credit cards balances increased to £15.8 billion (31 December 2022: £15.0 billion) due to continued recovery in customer spend
- The credit card portfolio is a prime book, arrears rates are broadly similar to pre-pandemic levels with continued strong repayment rates
- Impairment charge of £457 million for 2023, is lower than the charge of £571 million in 2022 as increased arrears and default flows as a result of high inflation and cost of living pressures have not emerged as previously anticipated. Total ECL coverage remains stable at 5.1 per cent (31 December 2022: 5.1 per cent)
- Favourable updates to the macroeconomic outlook result in a reduction in Stage 2 loans and advances to 18.4 per cent of the portfolio (31 December 2022: 21.9 per cent), with Stage 2 ECL coverage broadly stable at 15.3 per cent (31 December 2022: 14.5 per cent)
- Resilient underlying arrears and default performance has also resulted in stable Stage 3 loans and advances at 1.8 per cent of the portfolio (31 December 2022: 1.9 per cent) and Stage 3 ECL coverage increased to 45.8 per cent (31 December 2022: 39.1 per cent)

Loans and overdrafts

- Loans and advances for personal current account and the personal loans portfolios reduced to £8.5 billion (31 December 2022: £10.3 billion) driven by a £2.7 billion securitisation in the loans portfolio
- Impairment charge of £251 million for 2023 is lower than the charge of £499 million for 2022 again due to favourable macroeconomic updates
- ECL coverage levels at a total level and by individual stage all remain broadly stable

UK Motor Finance

- The UK Motor Finance portfolio increased to £15.7 billion (31 December 2022: £14.6 billion), with lower new car supply versus pre-COVID being offset by used vehicle sales
- Updates to Residual Value (RV) and Voluntary Termination (VT) risk held against Personal Contract Purchase (PCP) and Hire Purchase (HP) lending are included within the impairment charge. Recent falls in used car prices have resulted in a notable increase in this item to £187 million as at 31 December 2023 (31 December 2022: £92 million)
- Updates to account for adverse used car price performance, including RV/VT risk, result in an impairment charge of £169 million for 2023 that is materially higher than a credit of £2 million for 2022, which benefited from more stable used car prices, partially driven by global supply issues following the pandemic
- ECL coverage levels at a total level and by individual stage all increased. Total ECL coverage to 2.2 per cent (31 December 2022: 1.7 per cent), Stage 2 ECL coverage to 4.5 per cent (31 December 2022: 3.4 per cent) and Stage 3 ECL to 56.3 per cent (31 December 2022: 52.6 per cent)

Other

- Other loans and advances increased slightly to £16.6 billion (31 December 2022: £14.8 billion)
- Stage 3 loans and advances remain stable at 0.9 per cent (31 December 2022: 1.1 per cent) and Stage 3 coverage at 32.6 per cent (31 December 2022: 33.1 per cent)
- There was a net impairment charge of £5 million for 2023 compared to a charge of £10 million for 2022

Risk management continued

Retail UK mortgages loans and advances to customers[1]

	At 31 Dec 2023 £m	At 31 Dec 2022 £m
Mainstream	**254,416**	253,283
Buy-to-let	**47,549**	51,529
Specialist	**5,355**	7,526
Total	**307,320**	312,338

1   Balances include the impact of HBOS-related acquisition adjustments.

Interest-only mortgages

The Group provides interest-only mortgages to owner occupier mortgage customers whereby only payments of interest are made for the term of the mortgage with the customer responsible for repaying the principal outstanding at the end of the loan term. At 31 December 2023, owner occupier interest-only balances as a proportion of total owner occupier balances had reduced to 14.4 per cent (31 December 2022: 16.4 per cent). The average indexed loan to value remained low at 36.9 per cent (31 December 2022: 35.5 per cent).

For existing interest-only mortgages, a contact strategy is in place during the term of the mortgage to ensure that customers are aware of their obligations to repay the principal upon maturity of the loan.

Treatment strategies are in place to help customers anticipate and plan for repayment of capital at maturity and support those who may have difficulty in repaying the principal amount. A dedicated specialist team supports customers who have passed their contractual maturity date and are unable to fully repay the principal. A range of treatments are offered to customers based on their individual circumstances to create fair and sustainable outcomes.

Analysis of owner occupier interest-only mortgages

	At 31 Dec 2023	At 31 Dec 2022
Interest-only balances (£m)	**37,278**	42,697
Stage 1 (%)	**54.7**	58.5
Stage 2 (%)	**27.6**	25.3
Stage 3 (%)	**5.6**	3.7
Purchased or originated credit-impaired (%)	**12.1**	12.5
Average loan to value (%)	**36.9**	35.5
Maturity profile (£m)		
Due	**1,982**	1,931
Within 1 year	**1,129**	1,453
2 to 5 years	**8,803**	8,832
6 to 10 years	**13,918**	16,726
Greater than 10 years	**11,446**	13,755
Past term interest-only balances[1] (£m)	**1,925**	1,906
Stage 1 (%)	**0.2**	0.2
Stage 2 (%)	**9.3**	11.9
Stage 3 (%)	**52.2**	45.6
Purchased or originated credit-impaired (%)	**38.4**	42.3
Average loan to value (%)	**35.2**	33.2
Negative equity (%)	**2.6**	2.0

1   Balances where all interest-only elements have moved past term. Some may subsequently have had a term extension, so are no longer classed as due.

Retail forbearance

The basis of disclosure for forbearance is aligned to definitions used in the European Banking Authority's FINREP reporting. Total forbearance for the major retail portfolios has reduced by £0.4 billion to £3.9 billion. This is driven by a reduction in customers with a historical capitalisation treatment (where arrears were reset and added to the loan balance) and, following the implementation of new regulatory requirements, the removal of past term interest-only mortgages as a forbearance event where a forbearance treatment has not been granted.

The main customer treatments included are: repair, where arrears are added to the loan balance and the arrears position cancelled; instances where there are suspensions of interest and/or capital repayments; and refinance personal loans.

As a percentage of loans and advances, forbearance loans remain broadly static at 1.1 per cent at 31 December 2023 (31 December 2022: 1.2 per cent).

Total expected credit losses (ECL) as a proportion of loans and advances which are forborne has remained stable at 8.8 per cent (31 December 2022: 8.8 per cent).

Retail forborne loans and advances (audited)

	Total £m	Of which Stage 2 £m	Of which Stage 3 £m	Of which POCI £m	Expected credit losses as a % of total loans and advances which are forborne[1] %
At 31 December 2023					
UK mortgages	**3,269**	**695**	**1,008**	**1,552**	**4.1**
Credit cards	**268**	**89**	**141**	**–**	**32.5**
Loans and overdrafts	**275**	**107**	**108**	**–**	**35.5**
UK Motor Finance	**70**	**36**	**32**	**–**	**30.7**
Total	**3,882**	**927**	**1,289**	**1,552**	**8.8**
At 31 December 2022					
UK mortgages	3,655	684	951	1,995	4.4
Credit cards	260	90	125	–	31.6
Loans and overdrafts	308	125	117	–	36.3
UK Motor Finance	77	32	42	–	32.4
Total	4,300	931	1,235	1,995	8.8

1   Expected credit loss allowance as a percentage of total loans and advances which are forborne is calculated excluding loans in recoveries for Credit cards and Loans and overdrafts (31 December 2023: £55 million; 31 December 2022: £80 million).

Risk management continued

Commercial Banking
Portfolio overview
- The Commercial portfolio credit quality remains resilient overall, with a focused approach to credit underwriting and monitoring standards and proactively managing exposures to higher risk and vulnerable sectors. While some of the Group's metrics indicate limited deterioration, especially in consumer-led sectors, these are not considered to be material
- The Group is cognisant of a number of risks and headwinds associated with a heightened inflationary and interest rate environment especially in, but not limited to, sectors reliant upon consumer discretionary spend. Risks include, but are not limited to, reduced asset valuation and refinancing risk, a reduction in market liquidity impacting credit supply and pressure on both household discretionary spending and business margins
- The Group has reduced overall exposure to cyclical sectors since 2019 and continues to closely monitor credit quality, sector and single name concentrations. Sector and credit risk appetite continue to be proactively managed to ensure clients continue to be supported in the right way and the Group is protected
- The Group continues to provide early support to its more vulnerable customers through focused risk management via its Watchlist and Business Support framework, within which volumes have increased marginally in 2023. The Group continues to balance prudent risk appetite with ensuring support for financially viable clients

Impairments
- There was a net impairment release of £483 million in 2023, compared to a net impairment charge of £471 million in 2022. This largely reflects the full repayment of debt from a single name client in the fourth quarter offset by additional charges on existing Stage 3 clients
- ECL allowances decreased in the year to £1,137 million at 31 December 2023 (31 December 2022: £1,791 million). The ECL provision at 31 December 2023 includes the capture of the impact of inflationary pressures and heightened interest rates and assumes additional losses will emerge as a result of these and other emerging risks, through the multiple economic scenarios
- Stage 2 loans and advances decreased to £7,793 million (31 December 2022: £10,432 million), largely as a result of improvements in the Group's forward-looking modelled macroeconomic assumptions, with 92.7 per cent of Stage 2 balances up to date (31 December 2022:94.6 per cent). Stage 2 as a proportion of total loans and advances to customers decreased to 10.6 per cent (31 December 2022: 13.7 per cent). Stage 2 ECL coverage was higher at 5.7 per cent (31 December 2022: 4.6 per cent) with the increase in coverage largely a result of the change in the forward-looking multiple economic scenarios
- Stage 3 loans and advances reduced to £2,058 million (31 December 2022: £3,348 million) and as a proportion of total loans and advances to customers, reduced to 2.8 per cent (31 December 2022: 4.4 per cent). Stage 3 ECL coverage reduced to 20.4 per cent (31 December 2022: 32.0 per cent). These reductions are largely driven by the full repayment of debt from a single name client

Commercial Banking UK Real Estate
- Commercial Banking UK Real Estate committed drawn lending stood at £9.7 billion at 31 December 2023 (net of £3.6 billion exposures subject to protection through Significant Risk Transfer (SRT) securitisations). In addition there are undrawn lending facilities of £2.8 billion to predominantly investment grade rated corporate customers
- The Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities, such as hotels, care homes and housebuilders). Exposures of £6.7 billion to social housing providers are also excluded
- Despite some headwinds, including the inflationary environment and the impact of heightened interest rates, the portfolio continues to remain well-positioned and proactively managed with conservative LTVs, good levels of interest cover and appropriate risk mitigants in place
- Overall performance of the portfolio has remained resilient. The Group has seen an increase in cases in its more closely monitored Watchlist category, however this has only translated into a modest flow into Business Support. Rent collection has largely stabilised, although challenges remain in some sectors
- Lending continues to be heavily weighted towards investment real estate (c.91 per cent) rather than development. Of these investment exposures, c.90 per cent have an LTV of less than 70 per cent, with an average LTV of 46 per cent. The average interest cover ratio was 3.3 times, with 78 per cent having interest cover of above 2 times. In SME, LTV at origination has been typically limited to c.55 per cent, given prudent repayment cover criteria (including notional base rate stress)
- The portfolio is well diversified with no speculative commercial development lending (defined as property not pre-sold or pre-let at a level to fully repay the debt or generate sufficient income to meet the minimum interest cover requirements). Approximately 49 per cent of exposures relate to commercial real estate, including c.14 per cent secured by office assets, c.10 per cent by retail assets and c.12 per cent by industrial assets. Approximately 49 per cent of the portfolio relates to residential
- Recognising this is a cyclical sector, total (gross and net) and asset type quantum caps are in place to control origination and exposure, including several asset type categories. Focus remains on the UK market and new business has been written in line with a prudent risk appetite criteria including conservative LTVs, strong quality of income and proven management teams. Development lending criteria also includes maximum loan to gross development value and maximum loan to cost, with funding typically only released against completed work, as confirmed by the Group's monitoring quantity surveyor
- Use of SRT securitisations also acts as a risk mitigant in this portfolio, with run-off of these carefully managed and sequenced

LTV – UK Real Estate

	At 31 December 2023[1,2]				At 31 December 2022[1,2]			
	Stage 1 and 2 £m	Stage 3 £m	Total £m	Total %	Stage 1 and 2 £m	Stage 3 £m	Total £m	Total %
Investment exposures								
Less than 60 per cent	6,043	39	6,082	77.8	7,721	47	7,768	91.0
60 per cent to 70 per cent	955	9	964	12.3	452	9	461	5.4
70 per cent to 80 per cent	175	13	188	2.4	58	–	58	0.7
80 per cent to 100 per cent	96	45	141	1.8	17	13	30	0.4
100 per cent to 120 per cent	19	64	83	1.1	8	23	31	0.4
120 per cent to 140 per cent	11	38	49	0.6	1	–	1	–
Greater than 140 per cent	20	20	40	0.5	13	54	67	0.8
Unsecured[3]	269	–	269	3.4	115	–	115	1.3
Subtotal	**7,588**	**228**	**7,816**	**100.0**	8,385	146	8,531	100.0
Other[4]	369	19	388		346	13	359	
Total investment	**7,957**	**247**	**8,204**		8,731	159	8,890	
Development	776	71	847		900	7	907	
UK Government Supported Lending[5]	158	3	161		278	5	283	
Total	**8,891**	**321**	**9,212**		9,909	171	10,080	

1 Excludes Commercial Banking UK Real Estate exposures subject to protection through Significant Risk Transfer transactions.
2 Excludes £0.5 billion in Business Banking (31 December 2022: £0.6 billion).
3 Predominantly Investment grade corporate CRE lending where the Group is relying on the corporate covenant.
4 Mainly lower value transactions where LTV not recorded on Commercial Banking UK Real Estate monitoring system.
5 Bounce Back Loan Scheme (BBLS) and Coronavirus Business Interruption Loan Scheme (CBILS) lending to real estate clients, where government guarantees are in place at 100 per cent and 80 per cent, respectively.

Commercial Banking forbearance
Commercial Banking forborne loans and advances (audited)

	At 31 December 2023		At 31 December 2022	
	Total £m	Of which Stage 3 £m	Total £m	Of which Stage 3 £m
Type of forbearance				
Refinancing	40	40	13	11
Modification	2,339	1,896	3,460	2,884
Total	2,379	1,936	3,473	2,895

Risk management continued

Data risk

Definition
Data risk is defined as the risk of the Group failing to effectively govern, manage and protect its data throughout its lifecycle, including data processed by third parties, or failure to drive value from data; leading to unethical decision making, poor customer outcomes, loss of value to the Group and mistrust.

Exposures
Data risk is present in all aspects of the business where data is processed, both within the Group and by third parties including colleague and contractor, and prospective and existing customers. Data risk manifests:
- When data policies, standards and governance are not adhered to
- When data is processed and fails to meet compliance requirements, for example the General Data Protection Regulations (GDPR) and other data regulatory obligations
- When data-related issues such as quality are not identified, assessed and managed appropriately
- When data is not created, retained, protected, destroyed or retrieved appropriately

Measurement
Data risk covers data governance, data management and data privacy and ethics and is measured through a series of quantitative and qualitative metrics.

Mitigation
The Group continues to invest to reduce data risk exposure to within appetite. Examples include:
- Delivering a data strategy
- Enhancing data quality and capability
- Embedding data by design and ethics

Monitoring
The Group continues to monitor and respond to data-related regulatory initiatives, such as the new Digital Protection and Digital Information Bill expected in 2024, and other legal regimes, for example, the European Commission's Artificial Intelligence Act.

Data risk is governed through Group and sub-group committees. Significant issues are escalated to Group Risk Committee, in accordance with the Lloyds Banking Group's enterprise risk management framework, and RCSA frameworks.

A number of activities support the close monitoring of data risk including:
- Design and monitoring of data risk appetite metrics, including key risk and performance indicators
- Monitoring of significant data-related issues, complaints, events and breaches in accordance with Group Operational Risk and Data policies
- Identification and mitigation of data risk when planning and implementing transformation or business change

Funding and liquidity risk

Definition
Funding risk is defined as the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient. Liquidity risk is defined as the risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost.

Exposure
Liquidity exposure represents the potential stressed outflows in any future period less expected inflows. The Group considers liquidity exposure from both an internal and a regulatory perspective.

Measurement
Liquidity risk is managed through a series of measures, tests and reports that are primarily based on contractual maturities with behavioural overlays as appropriate. The Group undertakes quantitative and qualitative analysis of the behavioural aspects of its assets and liabilities in order to reflect their expected behaviour.

Mitigation
The Group manages and monitors liquidity risks and ensures that liquidity risk management systems and arrangements are adequate with regard to the internal risk appetite, Group strategy and regulatory requirements. Liquidity policies and procedures are subject to independent internal oversight by Risk. Overseas branches and subsidiaries of the Group may also be required to meet the liquidity requirements of the entity's domestic country. Management of liquidity requirements is performed by the overseas branch or subsidiary in line with Group policy. The Group plans funding requirements over its planning period, combining business as usual and stressed conditions. The Group manages its liquidity position paying regard to its internal risk appetite, Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) as required by the PRA, the Capital Requirements Directive (CRD IV) and the Capital Requirements Regulation (CRR) liquidity requirements.

The Group's funding and liquidity position is underpinned by its significant customer deposit base and is supported by strong relationships across customer segments. The Group has consistently observed that, in aggregate, the retail deposit base provides a stable source of funding. Funding concentration by counterparty, currency and tenor is monitored on an ongoing basis and, where concentrations do exist, these are managed as part of the planning process and limited by the internal funding and liquidity risk monitoring framework, with analysis regularly provided to senior management.

To assist in managing the balance sheet, the Group operates a Liquidity Transfer Pricing (LTP) process which: allocates relevant interest expenses from the centre to the Group's banking businesses within the internal management accounts; helps drive the correct inputs to customer pricing; and is consistent with regulatory requirements. LTP makes extensive use of behavioural maturity profiles, taking account of expected customer loan prepayments and stability of customer deposits, modelled on historic data.

The Group can monetise liquid assets quickly, either through the repurchase agreements (repo) market or through outright sale. In addition, the Group has pre-positioned a substantial amount of assets at the Bank of England's Discount Window Facility which can be used to access additional liquidity in a time of stress. The Group considers diversification across geography, currency, markets and tenor when assessing appropriate holdings of liquid assets. The Group's liquid asset buffer is available for deployment at immediate notice, subject to complying with regulatory requirements.

Risk management continued

Monitoring

Daily monitoring and control processes are in place to address internal and regulatory liquidity requirements. The Group monitors a range of market and internal early warning indicators on a daily basis for early signs of liquidity risk in the market or specific to the Group. This captures regulatory metrics as well as metrics the Group considers relevant for its liquidity profile. These are a mixture of quantitative and qualitative measures, including: daily variation of customer balances; changes in maturity profiles; funding concentrations; changes in LCR outflows; credit default swap (CDS) spreads; and basis risks.

The Group carries out internal stress testing of its liquidity and potential cash flow mismatch position over both short (up to one month) and longer-term horizons against a range of scenarios forming an important part of the internal risk appetite. The scenarios and assumptions are reviewed at least annually to ensure that they continue to be relevant to the nature of the business, including reflecting emerging horizon risks to the Group. For further information on the Group's 2023 liquidity stress testing results refer to **page 53**.

The Group maintains a Liquidity Contingency Framework as part of the wider Recovery Plan which is designed to identify emerging liquidity concerns at an early stage, so that mitigating actions can be taken to avoid a more serious crisis developing. The Liquidity Contingency Framework has a foundation of robust and regular monitoring and reporting of key performance indicators, early warning indicators and risk appetite by both Group Corporate Treasury (GCT) and Risk up to and including Board level. Where movements in any of these metrics and indicator suites point to a potential issue, SME teams and their directors will escalate this information as appropriate.

Funding and liquidity management in 2023

The Group has maintained its strong funding and liquidity position with a loan to deposit ratio of 98 per cent as at 31 December 2023 (98 per cent as at 31 December 2022).

The Group's liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (LCR) of 133 per cent (based on a monthly rolling average over the previous 12 months) as at 31 December 2023.

Overall, wholesale funding totalled £70.4 billion as at 31 December 2023 (31 December 2022: £69.0 billion). The total outstanding amount of drawings from the Term Funding Scheme with additional incentives for SMEs (TFSME) has remained stable at £30.0 billion at 31 December 2023 (31 December 2022: £30.0 billion), with maturities in 2025, 2027 and beyond.

The Group's credit ratings continue to reflect the strength of its business model and balance sheet. The rating agencies continue to monitor the impact of economic conditions and elevated rates for the UK banking sector. The strength of the Group's management and franchise, along with its robust financial performance, capital and funding position, are reflected in the Group's strong ratings.

Risk management continued

Lloyds Bank Group funding requirements and sources

	At 31 Dec 2023 £bn	At 31 Dec 2022 £bn
Lloyds Bank Group funding position		
Cash and balances at central banks	**57.9**	72.0
Loans and advances to banks	**8.8**	8.4
Loans and advances to customers	**433.1**	435.6
Reverse repurchase agreements – non-trading	**32.8**	39.3
Debt securities at amortised cost	**12.5**	7.3
Financial assets at fair value through other comprehensive income	**27.3**	22.8
Other assets[1]	**33.0**	31.5
Total Lloyds Bank Group assets	**605.4**	616.9
Less other liabilities[1]	**(12.6)**	(11.7)
Funding requirements	**592.8**	605.2
Wholesale funding[2]	**70.4**	69.0
Customer deposits	**442.0**	446.2
Repurchase agreements – non-trading	**7.7**	18.6
Term Funding Scheme with additional incentives for SMEs (TFSME)	**30.0**	30.0
Deposits from fellow Lloyds Banking Group undertakings	**2.3**	2.3
Total equity	**40.4**	39.1
Funding sources	**592.8**	605.2

1 Other assets and other liabilities primarily include the fair value of derivative assets and liabilities.
2 The Group's definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities in issue and subordinated liabilities. Excludes balances relating to margins of £0.6 billion (31 December 2022: £0.7 billion).

Reconciliation of Lloyds Bank Group funding to the balance sheet (audited)

	Included in funding analysis £bn	Cash collateral received[1] £bn	Fair value and other accounting methods[2] £bn	Balance sheet £bn
At 31 December 2023				
Deposits from banks	**2.8**	**0.6**	**0.2**	**3.6**
Debt securities in issue at amortised cost	**59.3**	**–**	**(6.9)**	**52.4**
Subordinated liabilities	**8.3**	**–**	**(1.4)**	**6.9**
Total wholesale funding	**70.4**	**0.6**		
Customer deposits	**442.0**	**–**	**–**	**442.0**
Total	**512.4**	**0.6**		
At 31 December 2022				
Deposits from banks	4.0	0.7	–	4.7
Debt securities in issue at amortised cost	56.8	–	(7.7)	49.1
Subordinated liabilities	8.2	–	(1.6)	6.6
Total wholesale funding	69.0	0.7		
Customer deposits	446.2	–	–	446.2
Total	515.2	0.7		

1 Repurchase agreements, previously reported within deposits from banks and customer deposits, are excluded; comparatives have been restated.
2 Includes the unamortised HBOS acquisition adjustments on subordinated liabilities, the fair value movements on liabilities held at fair value through profit or loss, and hedge accounting adjustments that impact the accounting carrying value of the liabilities.

Analysis of 2023 total wholesale funding by residual maturity

	Up to 1 month £bn	1 to 3 months £bn	3 to 6 months £bn	6 to 9 months £bn	9 to 12 months £bn	1 to 2 years £bn	2 to 5 years £bn	Over five years £bn	Total at 31 Dec 2023 £bn	Total at 31 Dec 2022 £bn
Deposits from banks	1.7	0.9	0.1	–	0.1	–	–	–	2.8	4.0
Debt securities in issue:										
Certificates of deposit	0.1	1.0	1.3	0.5	0.2	–	–	–	3.1	1.6
Commercial paper	1.2	4.1	1.7	1.3	0.1	–	–	–	8.4	9.0
Medium-term notes	0.1	–	3.0	1.6	1.9	5.8	7.2	9.9	29.5	29.1
Covered bonds	–	1.1	1.1	–	0.5	2.2	7.0	2.2	14.1	14.2
Securitisation	–	–	–	0.1	–	0.1	3.4	0.6	4.2	2.9
	1.4	6.2	7.1	3.5	2.7	8.1	17.6	12.7	59.3	56.8
Subordinated liabilities	–	–	–	–	–	0.9	2.8	4.6	8.3	8.2
Total wholesale funding[1]	**3.1**	**7.1**	**7.2**	**3.5**	**2.8**	**9.0**	**20.4**	**17.3**	**70.4**	69.0

1 The Group's definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities in issue and subordinated liabilities. Excludes balances relating to margins of £0.6 billion (31 December 2022: £0.7 billion).

Total wholesale funding by currency (audited)

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn
At 31 December 2023	**19.8**	**25.7**	**17.8**	**7.1**	**70.4**
At 31 December 2022	17.0	28.0	18.1	5.9	69.0

Analysis of 2023 term issuance (audited)

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn
Securitisation[1]	2.1	–	–	–	2.1
Covered bonds	2.2	–	0.9	0.4	3.5
Senior unsecured notes	–	3.2	1.9	1.3	6.4
Subordinated liabilities	–	–	–	0.7	0.7
Additional tier 1	0.8	–	–	–	0.8
Total issuance	**5.1**	**3.2**	**2.8**	**2.4**	**13.5**

1 Includes significant risk transfer securitisations.

Risk management continued

Liquidity portfolio

At 31 December 2023, the Group had £108.7 billion of highly liquid unencumbered LCR eligible assets, based on a monthly rolling average over the previous 12 months post any liquidity haircuts (31 December 2022: £120.8 billion), of which £104.4 billion is LCR level 1 eligible (31 December 2022: £117.0 billion) and £4.3 billion is LCR level 2 eligible (31 December 2022: £3.8 billion). These assets are available to meet cash and collateral outflows and regulatory requirements.

LCR eligible assets

	Average	
	2023[1] £bn	2022[1] £bn
Cash and central bank reserves	63.3	66.0
High quality government/MDB/agency bonds[2]	38.4	48.9
High quality covered bonds	2.7	2.1
Level 1	104.4	117.0
Level 2[3]	4.3	3.8
Total LCR eligible assets	108.7	120.8

1 Based on 12 months rolling average to 31 December. Eligible assets are calculated as an average of month-end observations over the previous 12 months post any liquidity haircuts.
2 Designated multilateral development banks (MDB).
3 Includes Level 2A and Level 2B.

LCR eligible assets by currency

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn
At 31 December 2023					
Level 1	76.1	8.9	19.4	–	104.4
Level 2	1.7	1.9	0.5	0.2	4.3
Total[1]	77.8	10.8	19.9	0.2	108.7
At 31 December 2022					
Level 1	91.4	8.4	17.1	0.1	117.0
Level 2	0.9	1.4	0.4	1.1	3.8
Total[1]	92.3	9.8	17.5	1.2	120.8

1 Based on 12 months rolling average to 31 December. Eligible assets are calculated as an average of month-end observations over the previous 12 months post any liquidity haircuts.

The Group also has a significant amount of non-LCR eligible liquid assets which are eligible for use in a range of central bank or similar facilities. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard to external market conditions.

Stress testing results

Internal liquidity stress testing results at 31 December 2023 (calculated as an average of month end observations over the previous 12 months) showed that the Group had liquidity resources representing 127 per cent of modelled outflows under the Group's most severe liquidity stress scenario (31 December 2022: 141 per cent). The decrease in ratio is explained primarily by an increase in modelled stress outflows.

This scenario includes a two notch downgrade of the Group's current long-term debt rating and accompanying one notch short-term downgrade implemented instantaneously by all major rating agencies.

Risk management continued

Market risk

Definition
Market risk is defined as the risk that the Group's capital or earnings profile is adversely affected by changes in market rates or prices, including, but not limited to, interest rates, foreign exchange and credit spreads.

Measurement
Group risk appetite is calibrated primarily to a number of multi-risk Group economic scenarios, and is supplemented with sensitivity-based measures. The scenarios assess the impact of unlikely, but plausible, adverse stresses on income with the worst case for banking activities, defined benefit pensions and trading portfolios reported against independently, and across the Group as a whole.

The Group risk appetite is cascaded first to the Group Asset and Liability Committee (GALCO), chaired by the Chief Financial Officer, where risk appetite is approved and monitored by risk type, and then to the Group Market Risk Committee (GMRC) where risk appetite is sub-allocated by business unit. These metrics are reviewed regularly by senior management to inform effective decision making.

Mitigation
GALCO is responsible for approving and monitoring market risk management techniques, market risk measures, behavioural assumptions, and the market risk policy. Various mitigation activities are assessed and undertaken across the Group to manage portfolios and seek to ensure they remain within approved limits. The mitigation actions will vary dependent on exposure but will, in general, look to reduce risk in a cost effective manner by offsetting balance sheet exposures and externalising to the financial markets dependent on market liquidity. The market risk policy is owned by Group Corporate Treasury (GCT) and refreshed annually. The policy is underpinned by supplementary market risk procedures, which define specific market risk management and oversight requirements.

Monitoring
GALCO and GMRC regularly review high level market risk exposures as part of the wider risk management framework. They also make recommendations to the Board concerning overall market risk appetite and market risk policy. Exposures at lower levels of delegation are monitored at various intervals according to their volatility, from daily in the case of trading portfolios to monthly or quarterly in the case of less volatile portfolios. Levels of exposures compared to approved limits and triggers are monitored by Risk and appropriate escalation procedures are in place.

How market risks arise and are managed across the Group's activities is considered in more detail below.

Banking activities
Exposures
The Group's banking activities expose it to the risk of adverse movements in market rates or prices, predominantly interest rates, credit spreads, exchange rates and equity prices. The volatility of market rates or prices can be affected by both the transparency of prices and the amount of liquidity in the market for the relevant asset, liability or instrument.

Interest rate risk
Yield curve risk in the Group's divisional portfolios, and in the Group's capital and funding activities, arises from the different repricing characteristics of the Group's non-trading assets, liabilities and off-balance sheet positions.

Basis risk arises from the potential changes in spreads between indices, for example where the bank lends with reference to a central bank rate but funds with reference to a market rate, for example, SONIA, and the spread between these two rates widens or tightens.

Optionality risk arises predominantly from embedded optionality within assets, liabilities or off-balance sheet items where either the Group or the customer can affect the size or timing of cash flows. One example of this is mortgage prepayment risk where the customer owns an option allowing them to prepay when it is economical to do so. This can result in customer balances amortising more quickly or slowly than anticipated due to customers' response to changes in economic conditions.

Foreign exchange risk
Economic foreign exchange exposure arises from the Group's investment in its overseas operations (net investment exposures are disclosed in note 38 on **page 151**). In addition, the Group incurs foreign exchange risk through non-functional currency flows from services provided by customer-facing divisions, the Group's debt and capital management programmes and is exposed to volatility in its CET1 ratio, due to the impact of changes in foreign exchange rates on the retranslation of non-Sterling-denominated risk-weighted assets.

Equity risk
Equity risk arises primarily from exposure to the Lloyds Banking Group share price through deferred shares and deferred options granted to employees as part of their benefits package.

Credit spread risk
Credit spread risk arises largely from: (i) the liquid asset portfolio held in the management of Group liquidity, comprising government, supranational and other eligible assets; (ii) the Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA) sensitivity to credit spreads; (iii) a number of the Group's structured medium-term notes where the Group has elected to fair value the notes through the profit and loss account; and (iv) banking book assets in Commercial Banking held at fair value under IFRS 9.

Measurement
Interest rate risk exposure is monitored monthly using, primarily:

Market value sensitivity: this methodology considers all repricing mismatches (behaviourally adjusted where appropriate) in the current balance sheet and calculates the change in market value that would result from an instantaneous 25, 100 and 200 basis points parallel rise or fall in the yield curve. Sterling interest rates are modelled with a floor below zero per cent, with negative rate floors also modelled for non-Sterling currencies where appropriate (product-specific floors apply). The market value sensitivities are calculated on a static balance sheet using principal cash flows excluding interest, commercial margins and other spread components and are therefore discounted at the risk-free rate.

Interest income sensitivity: this measures the impact on future net interest income arising from various economic scenarios. These include instantaneous 25, 100 and 200 basis point parallel shifts in all yield curves and the Group economic scenarios. Sterling interest rates are modelled with a floor below zero per cent, with negative rate floors also modelled for non-Sterling currencies where appropriate (product-specific floors apply). These scenarios are reviewed every year and are designed to replicate severe but plausible economic events, capturing risks that would not be evident through the use of parallel shocks alone such as basis risk and steepening or flattening of the yield curve.

Unlike the market value sensitivities, the interest income sensitivities incorporate additional behavioural assumptions as to how and when individual products would reprice in response to changing rates.

Reported sensitivities are not necessarily predictive of future performance as they do not capture additional management actions that would likely be taken in response to an immediate, large, movement in interest rates. These actions could reduce the net interest income sensitivity, help mitigate any adverse impacts or they may result in changes to total income that are not captured in the net interest income.

Structural hedge: the structural hedging programme managing interest rate risk in the banking book relies on assumptions made around customer behaviour. A number of metrics are in place to monitor the risks within the portfolio.

Risk management continued

The Group has an integrated Asset and Liability Management (ALM) system which supports non-traded asset and liability management of the Group. This provides a single consolidated tool to measure and manage interest rate repricing profiles (including behavioural assumptions), perform stress testing and produce forecast outputs. The Group is aware that any assumptions-based model is open to challenge.

A full behavioural review is performed annually, or in response to changing market conditions, to ensure the assumptions remain appropriate and the model itself is subject to annual re-validation, as required under Lloyds Banking Group's model governance policy. The key behavioural assumptions are:

- Embedded optionality within products
- The duration of balances that are contractually repayable on demand, such as current accounts and overdrafts, together with net free reserves of the Group
- The re-pricing behaviour of managed rate liabilities, such as variable rate savings

The table below shows, split by material currency, the Group's market value sensitivities to an instantaneous parallel up and down 25 and 100 basis points change to all interest rates.

Lloyds Bank Group Banking activities: market value sensitivity (audited)

	2023				2022			
	Up 25bps £m	Down 25bps £m	Up 100bps £m	Down 100bps £m	Up 25bps £m	Down 25bps £m	Up 100bps £m	Down 100bps £m
Sterling	7.2	(7.6)	26.9	(33.2)	0.4	(1.1)	(2.2)	(9.1)
US Dollar	(1.3)	1.3	(5.0)	5.6	(0.1)	0.2	(0.3)	0.9
Euro	(2.6)	0.6	(9.9)	2.4	(2.0)	–	(7.6)	0.1
Other	(0.2)	0.2	(0.9)	0.9	–	–	(0.1)	0.1
Total	**3.1**	**(5.5)**	**11.1**	**(24.3)**	(1.7)	(0.9)	(10.2)	(8.0)

This is a risk-based disclosure and the amounts shown would be amortised in the income statement over the duration of the portfolio.

The market value sensitivity has increased year-on-year as a result of small differences in the hedging profile of fixed mortgages.

The table below shows supplementary value sensitivity to a steepening and flattening (c.100 basis points around the three-year point) in the yield curve. This ensures there are no unintended consequences to managing risk to parallel shifts in rates.

Lloyds Bank Group Banking activities: market value sensitivity to a steepening and flattening of the yield curve (audited)

	2023		2022	
	Steepener £m	Flattener £m	Steepener £m	Flattener £m
Sterling	19.7	(23.6)	67.8	(78.2)
US Dollar	(3.8)	3.9	(7.6)	7.8
Euro	(4.1)	(0.9)	(7.7)	2.9
Other	0.5	(0.5)	0.1	(0.1)
Total	**12.3**	**(21.1)**	52.6	(67.6)

The table below shows the banking book net interest income sensitivity on a one to three year forward-looking basis to an instantaneous parallel up 25, down 25, up 50 and down 50 basis points change to all interest rates.

Lloyds Bank Group Banking activities: three year net interest income sensitivity (audited)

	2023			2022		
	Year 1 £m	Year 2 £m	Year 3 £m	Year 1 £m	Year 2 £m	Year 3 £m
Up 50bps	252	403	577	287	505	724
Up 25 bps	126	202	288	143	252	361
Down 25bps	(155)	(198)	(283)	(174)	(253)	(361)
Down 50bps	(309)	(395)	(565)	(348)	(505)	(721)

Risk management continued

Year 1 net interest income sensitivity, to both up and down shocks, has decreased slightly year-on-year mostly as a result of changing customer deposit behaviour and structural hedge activity.

The three year net interest income sensitivity to an up 25 basis points and 50 basis points shock is largely due to reinvestment of structural hedge maturities in years two and three.

The sensitivities are illustrative and do not reflect new business margin implications and/or pricing actions, other than as outlined.

The following assumptions have been applied:
- Instantaneous parallel shift in interest rate curve, including bank base rate
- Balance sheet remains constant
- Illustrative 50 per cent pass-through on deposits and 100 per cent pass-through on assets, which could be different in practice

Basis risk, foreign exchange, equity and credit spread risks are measured primarily through scenario analysis by assessing the impact on profit before tax over a 12-month horizon arising from a change in market rates, and reported within the Board risk appetite on a monthly basis. Supplementary measures such as sensitivity and exposure limits are applied where they provide greater insight into risk positions. Frequency of reporting supplementary measures varies from daily to quarterly appropriate to each risk type.

Mitigation
The Group's policy is to optimise reward while managing its market risk exposures within the risk appetite defined by the Board. Lloyds Banking Group's market risk policy and procedures outlines the hedging process, and the centralisation of risk from divisions into Group Corporate Treasury (GCT), for example via the transfer pricing framework. GCT is responsible for managing the centralised risk and does this through natural offsets of matching assets and liabilities, and appropriate hedging activity of the residual exposures, subject to the authorisation and mandate of GALCO within the Board risk appetite. The hedges are externalised to the market by derivative desks within GCT and the Commercial Bank. The Group mitigates income statement volatility through hedge accounting. This reduces the accounting volatility arising from the Group's economic hedging activities and any hedge accounting ineffectiveness is continuously monitored.

The largest residual risk exposure arises from balances that are deemed to be insensitive to changes in market rates (including current accounts, a portion of variable rate deposits and investable equity), and is managed through the Group's structural hedge. Consistent with the Group's strategy to deliver stable returns, GALCO seeks to minimise large reinvestment risk, and to smooth earnings over a range of investment tenors. The structural hedge consists of longer-term fixed rate assets or interest rate swaps and the amount and duration of the hedging activity is reviewed regularly by GALCO.

While the Group faces uncertainty in customer behaviour due to a higher rate environment, its exposure to increased pipeline and prepayment risks are managed through hedging in line with expected customer behaviour. These are appropriately monitored and controlled through divisional Asset and Liability Committees (ALCOs).

Net investment foreign exchange exposures are managed centrally by GCT, by hedging non-Sterling asset values with currency borrowing. Economic foreign exchange exposures arising from non-functional currency flows are identified by divisions and transferred and managed centrally. The Group also has a policy of forward hedging its forecasted currency profit and loss to year end.

The Group makes use of both accounting and economic foreign exchange exposures, as an offset against the impact of changes in foreign exchange rates on the value of non-Sterling-denominated risk-weighted assets. This involves the holding of a structurally open currency position; sensitivity is minimised where, for a given currency, the ratio of the structural open position to risk-weighted assets equals the CET1 ratio. Continually evaluating this structural open currency position against evolving non-Sterling-denominated risk-weighted assets mitigates volatility in the Group's CET1 ratio.

Monitoring
The appropriate limits and triggers are monitored by senior executive committees within the Banking divisions. Banking assets, liabilities and associated hedging are actively monitored and if necessary rebalanced to be within agreed tolerances.

Defined benefit pension schemes
Exposures
The Group's defined benefit pension schemes are exposed to significant risks from their assets and liabilities. The liability discount rate exposes the Group to interest rate risk and credit spread risk, which are partially offset by fixed interest assets (such as gilts and corporate bonds) and swaps. Equity and alternative asset risk arises from direct asset holdings. Scheme membership exposes the Group to longevity risk. Increases to pensions in deferment and in payment expose the Group to inflation risk.

For further information on defined benefit pension scheme assets and liabilities please refer to note 11 on **page 99**.

Measurement
The Group's management of the schemes' assets is the responsibility of the Trustees of the schemes who are responsible for setting the investment strategy and for agreeing funding requirements with the Group. The Group will be liable for meeting any funding deficit that may arise. As part of the triennial valuation process, the Group will agree with the Trustees a funding strategy to eliminate the deficit over an appropriate period.

Longevity risk is measured using both 1-in-20 year stresses (risk appetite) and 1-in-200 year stresses (regulatory capital).

Mitigation
The Group takes an active involvement in agreeing mitigation strategies with the schemes' Trustees. An interest rate and inflation hedging programme is in place to reduce liability risk. The schemes have also reduced equity allocation and invested the proceeds in credit assets. The Trustees have put in place longevity swaps to mitigate longevity risk. The merits of longevity risk transfer and hedging solutions are reviewed regularly.

Monitoring
In addition to the wider risk management framework, governance of the schemes includes a specialist pension committee.

The surplus, or deficit, in the schemes is tracked monthly along with various single factor and scenario stresses which consider the assets and liabilities holistically. Key metrics are monitored monthly including the Group's capital resources of the scheme, the performance against risk appetite triggers, and the performance of the hedged asset and liability matching positions.

Risk management continued

Trading portfolios

Exposures

The Group's trading activity is small relative to its peers. The Group's trading activity is undertaken primarily to meet the financial requirements of commercial and retail customers for foreign exchange and interest rate products. These activities support customer flow and market making activities.

All trading activities are performed within the Commercial Banking division. While the trading positions taken are generally small, any extreme moves in the main risk factors and other related risk factors could cause significant losses in the trading book depending on the positions at the time. The average 95 per cent 1-day trading VaR (Value at Risk; diversified across risk factors) was £0.07 million for 31 December 2023 compared to £0.06 million for 31 December 2022.

Trading market risk measures are applied to all of the Group's regulatory trading books and they include daily VaR, sensitivity-based measures, and stress testing calculations.

Measurement

The Group internally uses VaR as the primary risk measure for all trading book positions.

The risk of loss measured by the VaR model is the loss in earnings which is not expected to be exceeded with 95 per cent confidence. The total and average trading VaR numbers reported below have been obtained after the application of the diversification benefits across the five risk types. The maximum and minimum VaR reported for each risk category did not necessarily occur on the same day as the maximum and minimum VaR reported at Group level.

The Group's closing VaR, allowing for diversification, on 31 December 2023 across interest rate risk, foreign exchange risk, equity risk, credit spread risk and inflation risk was less than £0.05 million. During the year ended 31 December 2023, the Group's minimum diversified VaR was less than £0.04 million, its average VaR was £0.07 million and maximum VaR was £0.12 million.

For the year ended 31 December 2023, excluding the effects of diversification, the maximum total VaR for all of the above risks was £0.13 million, the average total VaR was £0.08 million and minimum VaR was less than £0.04 million. The closing VaR on 31 December 2023, excluding the effects of diversification, was less than £0.05 million.

For the year ended 31 December 2023, the average interest rate risk VaR was £0.07 million, the maximum interest rate risk VaR was £0.12 million and the minimum interest rate risk VaR was less than £0.04 million. The minimum, maximum and average VaR for all other risk types was less than £0.04 million. As at 31 December 2023, the closing VaR for all risk types was less than £0.05 million.

The market risk for the trading book continues to be low relative to the size of the Group and in comparison to peers. This reflects the fact that the Group's trading operations are customer-centric and focused on hedging and recycling client risks.

Although it is an important market standard measure of risk, VaR has limitations. One of them is the use of a limited historical data sample which influences the output by the implicit assumption that future market behaviour will not differ greatly from the historically observed period. Another known limitation is the use of defined holding periods which assumes that the risk can be liquidated or hedged within that holding period. Also calculating the VaR at the chosen confidence interval does not give enough information about potential losses which may occur if this level is exceeded. The Group fully recognises these limitations and supplements the use of VaR with a variety of other measurements which reflect the nature of the business activity. These include detailed sensitivity analysis, position reporting and a stress testing programme.

Mitigation

The level of exposure is controlled by establishing and communicating the approved risk limits and controls through policies and procedures that define the responsibility and authority for risk taking. Market risk limits are clearly and consistently communicated to the business. Any new or emerging risks are brought within risk reporting and defined limits.

Monitoring

Trading risk is monitored daily against 1-day 95 per cent VaR and stress testing limits. These limits are complemented with position level action triggers and profit and loss referrals. Risk and position limits are set and managed at both desk and overall trading book levels. They are reviewed at least annually and can be changed as required within the overall Group risk appetite framework.

Model risk

Definition

Model risk is defined as the risk of financial loss, regulatory censure, reputational damage or customer detriment, as a result of deficiencies in the development, application and ongoing operation of models and rating systems.

Models are defined as quantitative methods that process input data into quantitative outputs, or qualitative outputs (including ordinal letter output) which have a quantitative measure associated with them. Model governance policy is restricted to specific categories of application of models, principally financial risk, treasury and valuation, with certain exclusions, such as prescribed calculations and project appraisal calculations.

Exposures

The Group makes extensive use of models. They perform a variety of functions including:
- Capital calculation
- Credit decisioning, including fraud
- Pricing models
- Impairment calculation
- Stress testing and forecasting
- Market risk measurement

As a result of the wide scope and breadth of coverage, there is exposure to model risk across a number of the Group's principal risk categories.

Model risk remained elevated in 2023, following the pandemic related government-led support schemes weakening the relationships between model inputs and outputs in 2022. The economy has steadied somewhat compared to 2022, now being more typical of the environment used to build the models, reducing need for judgemental overlays to account for this, but many of the effects of the pandemic and other stresses to the economy are still working their way through.

The control environment for model risk continues to be strengthened to meet revised internal and regulatory requirements. In addition, in common with the rest of the industry, changes required to capital models following new regulations have created a temporary increase in the risk relating to these models during the period of transition. Further information on capital impacts are detailed in the capital risk section on **pages 25 to 29**.

Measurement

The Board risk appetite metric is the key component for measuring the Group's most material models; performance is reported monthly to the Group and Board Risk Committees.

Mitigation

The model risk management framework, established by and with continued oversight from an independent team in the Risk division, provides the foundation for managing and mitigating model risk within the Group. Accountability is cascaded from the Board and senior management via the Group enterprise risk management framework.

This provides the basis for Lloyds Banking Group's model governance policy, which defines the mandatory requirements for models across Lloyds Bank Group, including:
- The scope of models covered by the policy
- Model materiality
- Roles and responsibilities, including ownership, independent oversight and approval
- Key principles and controls regarding data integrity, development, validation, implementation, ongoing maintenance and revalidation, monitoring, and the process for non-compliance

The model owner takes responsibility for ensuring the fitness for purpose of the models and rating systems, supported and challenged by the independent specialist Group function.

The above ensures all models in scope of policy, including those involved in regulatory capital calculation, are developed consistently and are of sufficient quality to support business decisions and meet regulatory requirements.

Monitoring

The Lloyds Banking Group Model Governance Committee is the primary body for overseeing model risk. Policy requires that key performance indicators are monitored for every model to ensure they remain fit for purpose and all issues are escalated appropriately. Material model issues are reported to the Group and Board Risk Committees monthly, with more detailed papers as necessary to focus on key issues.

Risk management continued

Operational risk

Definition
Operational risk is defined as the risk of loss from inadequate or failed internal processes, people and systems, or from external events.

Exposures
The principal operational risks to the Group which could result in customer detriment, unfair customer outcomes, financial loss, disruption and/or reputational damage include:

- **IT systems:** including cyber-attacks, or the failure of IT systems due to volume of change and/or aged infrastructure
- **Fraud:** including intentional acts of deception or omission by external or internal parties
- **Financial crime:** including failures relating to anti-money laundering, anti-bribery, counter-terrorist financing and financial sanctions and prohibitions laws and regulations
- **Security:** including the confidentiality, integrity and/or availability of the Group's assets (such as physical, data and information) being compromised
- **Business process:** including failed transaction processing or process management

A number of these risks could increase where there is a reliance on third party suppliers to provide services to the Group or its customers.

Measurement
Operational risk is managed across the Group through an operational risk framework and policies. This framework includes a risk and control self-assessment process, risk impact likelihood matrix, risk and control indicators, risk appetite setting, a robust operational loss event management and escalation process, and a scenario analysis and operational loss forecasting process. This is supplemented by Group level and local management information and reporting across a suite of governed metrics.

The operational risk events by risk category table below shows high level loss and event trends for the Group using Basel II categories. Based on data captured on the Group's RCSA, in 2023 the highest frequency of events occurred in external fraud with 91.08 per cent of the total volume. Clients, products and business practices accounted for 52.54 per cent of losses by value.

Operational risk losses and scenario analysis is used to inform the Internal Capital Adequacy Assessment Process (ICAAP). The Group calculates its minimum (Pillar I) operational risk capital requirements using The Standardised Approach (TSA). Pillar II is calculated using internal and external loss data and extreme but plausible scenarios that may occur in the next 12 months.

Mitigation
The Group continues to focus on risk management requirements and developing the processes, systems and people skills and capabilities needed to mitigate risks. Risks, including IT systems and security-related risks, are reported and discussed at local governance forums and escalated to executive management and the Board as appropriate to ensure the correct level of visibility and engagement. The Group employs a range of risk management strategies, including: avoidance, mitigation, transfer (including insurance) and acceptance within appetite or tolerance. Where there is a reliance on third party suppliers to provide services, including the areas of IT systems and information security, Lloyds Banking Group's sourcing policy ensures that outsourcing initiatives follow a defined process including due diligence, risk evaluation and ongoing assurance.

The Board has overall oversight responsibility for the Group's IT systems and information security risk management and delegates this oversight to the Group Risk Committee (GRC). GRC is responsible for ensuring that management has processes in place designed to identify and evaluate IT systems and information security risks that the Group is exposed to and implementing processes and programmes to manage these risks and mitigate related incidents within appetite. GRC also reports material IT systems and information security risks to the Board via the Board Risk Committee. Management is responsible for identifying, considering and assessing material IT systems and information security risks on an ongoing basis, establishing processes to ensure that such potential risk exposures are monitored, putting in place appropriate mitigation measures and maintaining control improvement programmes.

The Group classifies the potential IT systems and information security risk of its suppliers based on the nature and criticality of the information accessed or processed. These assessments are completed at initial service onboarding and periodically throughout the supplier lifecycle. These assessments drive the level of ongoing supplier governance, assurance and monitoring. The Group provides training and other resources to its suppliers to support IT systems and information security resiliency in its supply chain. The Group also requires its suppliers to comply with its standard information security terms and conditions as a condition of doing business with it. Suppliers are required to provide management information to review and assess any potential information security related risks depending on the nature of the services being provided.

Operational risk events by risk category (losses greater than or equal to £10,000)[1]

	% of total volume		% of total losses	
	2023	2022	**2023**	2022
Business disruption and system failures	**0.31**	0.37	**0.60**	0.42
Clients, products and business practices	**1.24**	4.95	**52.54**	73.68
Damage to physical assets	**0.07**	0.15	**0.09**	0.03
Employee practices and workplace safety	**0.31**	0.49	**0.43**	0.09
Execution, delivery and process management	**6.75**	9.03	**21.54**	15.09
External fraud	**91.08**	84.75	**24.77**	10.64
Internal fraud	**0.24**	0.26	**0.03**	0.05
Total	**100.00**	100.00	**100.00**	100.00

1 Excludes losses related to PPI and provisions; the latter are outlined in note 26 to the consolidated financial statements. 2022 breakdowns have been restated due to the nature of the risk events which can evolve over time, such as the lag in operational losses.

Mitigating actions to the principal operational risks include the following:

- The Group has set out key controls, aligned to the Group's risk appetite, via its policies, procedures and enterprise risk management framework, ensuring businesses assess the potential impacts of activity on customers, markets, colleagues and business risk profiles
- The Group adopts a risk-based approach to mitigate the internal and external fraud risks it faces, reflecting the current and emerging fraud risks within the market. Fraud risk appetite metrics holistically cover the impacts of fraud in terms of losses to the Group, costs of fraud systems and operations, and customer experience of actual and attempted fraud. Oversight of the appropriateness and performance of these metrics is undertaken regularly through business area and Group-level committees. This approach drives a continual programme of prioritised enhancements to the Group's technology and process and people-related controls; with an emphasis on preventative controls supported by real time detective controls wherever feasible. Group-wide policies and operational control frameworks are maintained and designed to provide customer confidence, protect the Group's commercial interests and reputation, comply with legal requirements and meet regulatory requirements. The Group's fraud awareness programme remains a key component of its fraud control environment, and awareness of fraud risk is supported by mandatory training for all colleagues. This is further strengthened by material annual investment into both technology and the personal development needs of colleagues. The Group also plays an active role with other financial institutions, industry bodies and law enforcement agencies in identifying and combatting fraud
- The Group adopts a risk-based approach to mitigate cyber threats it faces. The effective operation of the Group's estate is supported by an IT and Cyber Security Governance framework, guided by a threat-based strategy which underpins investment decisions. The ongoing protection of the estate and confidentiality of material information is ensured through adherence to the Lloyds Banking Group Security Policy which has been aligned to industry good practice including the NIST Cyber Security Framework; and material laws and regulations. The Group's IT systems and information security risk management processes, which includes assessment, documentation and treatment have been integrated into its overall enterprise risk management framework. The Group engages a specialist third party consultancy on a periodic basis, to assess the maturity of its cyber security programme, in assessing, identifying and managing material risks from cybersecurity threats. During the handling of an incident, the Cyber Security team will continuously monitor and assess the impact to the Group. Thresholds have been set that, once triggered, will bring the information security risk owning business representatives, legal and compliance teams together as a subcommittee. The subcommittee will own the invocation of crisis management, Board notification and the drafting of any regulatory notifications. In the event of a major information security incident, including those with a material impact on the Group, the Chief Security Officer (CSO) maintains engagement with the executive, supported by the Group incident management teams
- The Group has adopted policies and procedures designed to detect and prevent the use of its banking network for money laundering, terrorist financing, bribery, tax evasion, human trafficking, modern-day slavery and wildlife trafficking, and activities prohibited by legal and regulatory sanctions. Against a background of complex and detailed laws and regulations, and of continued criminal and terrorist activity, the Group regularly reviews and assesses its policies, procedures and organisational arrangements to keep them current, effective and consistent across markets and jurisdictions

- The Group requires mandatory training on these topics for all employees. Specifically, the anti-money laundering procedures include 'know-your-customer' requirements, transaction monitoring technologies, reporting of suspicions of money laundering or terrorist financing to the applicable regulatory authorities, and interaction between the Group's Integrated Intelligence and Investigations team and external agencies and other financial institutions. The Group economic crime prevention policy prohibits the payment, offer, acceptance or request of a bribe, including 'facilitation payments' by any employee or agent and provides a confidential reporting service for anonymous reporting of suspected or actual bribery activity. The Group economic crime prevention policy also sets out a framework of controls for compliance with legal and regulatory sanctions
- In addition to its efforts internally, the Group also contributes to economic crime prevention by supporting and championing industry-level activity, including:
  - Representing large retail banks at the National Economic Crime Centre (NECC) led Public Private Operating Board (PPOB); co-chairing the Public Private Threat Group leading the UK's response to money laundering; chairing the Joint Money Laundering Intelligence Taskforce (JMLIT) senior management team and providing expert resource to the NECC's operational threat cells
  - Collaborating with peer bank to take forward the second phase of data fusion (large-scale information sharing and analysis) with the National Crime Agency (NCA)
  - Holding bilateral discussions with the Home Office on using suspected criminal funds to fund economic crime initiatives, in advance of the provisions being included in the Criminal Justice Bill
  - In conjunction with UK Finance and peer banks, developing a pilot to use the newly acquired information sharing provisions contained within the Economic Crime and Corporate Transparency Act
  - Being an active member of UK Finance where the Group has representation on every economic crime committee and panel. This includes attending the Sanctions and Fraud Committees, which are the industries' primary forums for considering and responding to issues of mutual interest
  - Helping fund the Dedicated Card and Payment Crime Unit to investigate fraud cases, target and where appropriate arrest and gain prosecution of offenders
  - Being a member of Cifas, the largest cross-sector fraud sharing organisation, where the Group shares and receives internal and first party fraud data to detect, deter and prevent criminals exploiting our banking facilities
  - Engagement with Europol and International Law Enforcement to share fraud and financial crime intelligence
  - In partnership with the City of London Police, a pilot scheme was launched to use the proceeds of crime to fund fraud-fighting and victim support programmes: Cyber Detectives: a primary school education programme on fraud and cyber protection and Crooks on Campus: a fraud education programme on money mules which brings to life the reality of organised financial crime for university students
  - The Group is an active supporter of Stop Scams UK. Working in partnership with other banks, telecoms and technology companies, the telephone hotline number – 159 – has been rolled out across the UK with excellent results

Operational resilience risk on **pages 61 to 62**, provides further information on the mitigating actions for cyber and IT resilience.

Risk management continued

Monitoring

Monitoring and reporting of operational risk is undertaken at Board, Group, legal entity and business unit and functional committees. Each committee monitors key risks, control effectiveness, indicators, events, operational losses, risk appetite metrics and the results of independent testing conducted by Risk division and/or Group Internal Audit. Additionally, the Group's IT and information security processes are validated and audited by internal experts within the Risk function and Group Internal Audit.

The Group maintains a formal approach to operational risk event escalation, whereby events are identified, captured and escalated, where appropriate based on materiality. Root causes of events are determined, and action plans put in place to ensure an optimum level of control to keep customers and the business safe, reduce costs, and improve efficiency.

The insurance policies are monitored and reviewed regularly, with recommendations being made to the Group's senior management annually prior to each renewal. Insurers are monitored on an ongoing basis, to ensure counterparty risk is minimised. A process is in place to manage any insurer rating changes or insolvencies.

Operational resilience risk

Definition

Operational resilience risk is defined as the risk that the Group fails to design resilience into business operations including those that are outsourced, underlying infrastructure and controls (people, property, process, technology) so that it is able to withstand external or internal events which could impact the continuation of operations, and fails to respond in a way which meets customer and stakeholder expectations and needs when the continuity of operations is compromised.

Exposures

Ineffective operational resilience risk management could lead to important services not being available to customers, and in extreme circumstances, bank failure could result. The Group has in place a transparent and effective operating model to identify, monitor and test important business services and critical business processes from a customer, Group and systemic perspective. The failure to adequately build resilience into an important business service or critical business process may occur in a variety of ways, including:

- The Group being overly reliant on one location to deliver a critical business process
- The Group not having an adequate succession plan in place for designated subject matter experts
- The Group being overly reliant on a supplier which fails to provide a service
- A shortcoming in the Group's ability to respond and/or recover in a timely manner following a cyber incident
- The Group failing to upgrade its IT systems and leaving them vulnerable to failure

Effective operational resilience ensures the Group designs resilience into its systems, is able to withstand and/or recover from a significant unexpected event occurring and can continue to provide services to its customers. A significant outage could result in customers being unable to access accounts or conduct transactions, which as well as presenting significant reputational risk for the Group would negatively impact the Group's purpose. Operational resilience is also an area of continued regulatory and industry focus, similar in importance to financial resilience.

Failure to manage operational resilience effectively could impact the following other risk categories:

- Regulatory compliance: non-compliance with new/existing operational resilience regulations, for example, through failure to identify emerging regulation or not embedding regulatory requirements within the Group's policies, processes and procedures or identify further future emerging regulation
- Operational risk: being unable to safely provide customers with business services
- Conduct risk: an operational resilience failure may render the Group liable to fines from the FCA for poor conduct
- Market risk: the Group being unable to provide key services could have ramifications for the wider market and could impact share price

Measurement

Operational resilience risk is managed across the Group through Lloyds Banking Group's enterprise risk management framework and operational risk policy and associated standards. Board risk appetite metrics for operational resilience are in place and are well understood. These specific measures are subject to ongoing monitoring and reporting, including a mandatory review of metrics and thresholds on at least an annual basis. To strengthen the management of operational resilience risk, the Group mobilised an operational resilience enhancement programme which is designed to focus on end-to-end resilience and the management of key risks to important processes.

Mitigation

The Group has increased its focus on operational resilience and has updated its operational resilience strategy to reflect changing priorities of both customers and regulators. Furthermore, the Group is in the process of responding to the publication of regulatory policy statements. Focus has been given to ensure compliance, and existing frameworks have been adapted to consider important business services and impact tolerances. At the core of its approach to operational resilience are the Group's important business services and critical business processes which drive activity, including scenario testing to identify and drive remediation of vulnerabilities that could impact delivery of an important business service. The Group continues to maintain and develop playbooks that guide its response to a range of interruptions from internal and external threats and tests these through scenario-based testing and exercising.

Lloyds Banking Group's strategy considers the evolving risk management requirements, adapting the change delivery model to be more agile and develop the people skills and capabilities needed. The Group continues to review and invest in its control environment to ensure it addresses the risks it faces. Risks are reported and discussed at local governance forums and escalated to executive management and the Board as appropriate. The Group employs a range of risk management strategies, including: avoidance, mitigation, transfer (including insurance) and acceptance. Where there is a reliance on third party suppliers to provide services, Lloyds Banking Group's sourcing policy ensures that outsourcing initiatives follow a defined process including due diligence, risk evaluation and ongoing assurance.

Mitigating actions to the principal operational resilience risk are:

Cyber: Whilst the Group did not identify any cyber threats that materially affected its business strategy, results of operations or financial condition in 2023, the Group remains exposed to the risk of cyber threats and future interruptions that could potentially disrupt business operations and materially adversely affect the Group's performance. The Board continues to invest heavily to protect the Group from cyber-attacks. Investment continues to focus on improving the Group's approach to identity and access management, data loss prevention, improving capability to detect, respond and recover from cyber-attacks and improved ability to manage vulnerabilities across the estate.

Risk management continued

To deal with cybersecurity threats, Lloyds Banking Group has a dedicated Cyber Security function led by a certified CSO with over 12 years of experience in this field. The CSO actively participates in Audit Committee and Board meetings and is responsible for offering updates on information security risks and mitigation strategies to the Board and its subcommittees. GRC is responsible for the oversight of all risk policies, including the IT system and information security policy and commissions regular reviews and compliance updates to this policy. Additionally, the CSO chairs a subcommittee comprised of stakeholders including, but not limited to security representatives, risk management, compliance and Group Internal Audit. This subcommittee is focused on information security, to review major policy changes, strategies and key risk mitigations to enhance the governance of the information security strategies and policies.

IT resilience: the Group continues to optimise its approach to IT and operational resilience by investing in technology improvements and enhancing the resilience of systems that support the Group's critical business processes and important business services, primarily through a portfolio of Technology Resilience and Security Change programmes. The Board optimises the role that resilient technology plays in maintaining banking services across the wider industry. As such, the Board dedicates considerable time and focus to this subject at both the Board and the Board Risk Committee, and continues to sponsor key investment programmes that enhance resilience.

People: the Group acknowledges the risks associated to the failure to maintain appropriately skilled and available colleagues. The Group continues to optimise its approach to ensure that, for example, the right number of colleagues are capable of supporting critical technology components. Key controls and processes are regularly reported to committee(s) and alignment with Lloyds Banking Group's strategy is closely monitored.

Property: the Group's property portfolio remains a key focus in ensuring targeted resilience requirements are appropriately maintained, including energy resilience. Processes are in place to identify key buildings where an important business service or critical business process is performed. Depending on criticality, a number of mitigating controls are in place to manage the risk of severe critical business process disruption. The Group remains committed to investment in the upkeep of the property portfolio, primarily through the Group property upkeep investment programme.

Sourcing: the threat landscape associated with third party suppliers and the critical services they provide continues to receive a significant amount of regulatory attention. The Group acknowledges the importance of demonstrating control and responsibility for those important business services and critical business processes which could cause significant harm to the Group's customers. The Group segments its suppliers by criticality and has processes in place to support ongoing supplier management.

Monitoring

Monitoring and reporting of operational resilience risk is undertaken at Board, Group, entity and divisional committees. Each committee monitors key risks, control effectiveness, key risk and control indicators, events, operational losses, risk appetite metrics and the results of independent testing conducted by Risk division and/or Group Internal Audit.

The Group maintains a formal approach to operational resilience risk event escalation, whereby material events are identified, captured and escalated. Root causes are determined, and action plans put in place to ensure an optimum level of control to keep customers and the business safe, reduce costs, and improve efficiency.

People risk

Definition
People risk is defined as the risk that the Group fails to provide an appropriate colleague and customer-centric culture, supported by robust reward and wellbeing policies and processes; effective leadership to manage colleague resources; effective talent and succession management; and robust control to ensure all colleague-related requirements are met.

Exposures
The Group's management of material people risks is critical to its capacity to deliver against its strategic objectives, particularly in the context of organisational, political and external market change and increasing digitisation. The Group is exposed to the following key people risks:
- Failure to recruit, develop and retain a diverse workforce, with the appropriate mix and required level of skills and capabilities to meet the current and future needs of the Group
- Non-inclusive culture, ineffective leadership, poor communication, weak performance, inappropriate remuneration policies and poor colleague conduct
- Ineffective management of succession planning or failure to identify appropriate talent pipeline
- Failure to manage capacity, colleagues having excessive demands placed on them resulting in wellbeing issues and business objectives not being met
- Failure to meet all colleague-related legal and regulatory requirements
- Inadequately designed people processes that are not resilient to withstand unexpected events
- The increasing digitisation of the business is changing the capability mix required and may impact the Group's ability to attract and retain talent
- Colleague engagement and sentiment may be challenged by a number of factors including changes to ways of working, dissatisfaction with the colleague proposition, cost of living pressures, and purpose of the business including changes to culture and ethical considerations

Measurement
People risk is measured through a series of quantitative and qualitative indicators, aligned to key sources of people risk for the Group such as succession, diversity, retention, colleague engagement and wellbeing. In addition to risk appetite measures and limits, people risks and controls are monitored on a monthly basis via the Group's risk governance framework and reporting structures.

Mitigation
The Group takes many mitigating actions with respect to people risk. Key areas of focus include:
- Focusing on leadership and colleague engagement, through delivery of strategies to attract, retain and develop high calibre people together with a focus on creating a strong and resilient talent pipeline
- Continued focus on the Group's culture and inclusivity strategy by developing and delivering initiatives that reinforce the appropriate behaviours which generate the best possible long-term outcomes for customers and colleagues
- Managing organisational capability and capacity through divisional people strategies to ensure there are the right skills and resources to meet customers' needs and deliver the Group's strategic plan
- Maintaining an attractive colleague proposition to promote an appropriate culture and colleague behaviours that meet customer needs and regulatory expectations
- Ensuring colleague wellbeing strategies and support are in place to meet colleague needs, alongside skills and capability growth required to maximise the potential of our people
- Ensuring compliance with legal and regulatory requirements, embedding compliant and appropriate colleague behaviours in line with Group policies, values and its people risk priorities
- Ongoing consultation with the Group's recognised unions on changes which impact their members
- Reviewing and enhancing people processes to ensure they are fit for purpose and operationally resilient

Risk management continued

Monitoring
People risk appetite metrics and business risk indicators are reported at the People and Places Group and Business Risk Committee, Group and Ring-fenced Bank Risk Committee and Board Risk Committee, on a regular basis.

All material people risk events are escalated in accordance with Lloyds Banking Group's operational risk policy.

Regulatory and legal risk
Definition
Regulatory and legal risk is defined as the risk of financial penalties, regulatory censure, criminal or civil enforcement action or customer detriment as a result of failure to identify, assess, correctly interpret, comply with, or manage regulatory and/or legal requirements.

Exposures
The Group has a zero risk appetite for material legal or regulatory breaches. The Group remains exposed to the evolving legal and regulatory landscape, such as changes to the regulatory framework, changing regulatory and other standards as well as uncertainty arising from the current and future litigation landscape.

Measurement
Regulatory and legal risks are measured against a defined risk appetite metric, which is an assessment of material regulatory breaches and material legal incidents.

Mitigation
The Group undertakes a range of key mitigating actions to manage regulatory and legal risk. These include the following:
- The Board has established a Group-wide risk appetite and metric for regulatory and legal risk
- Lloyds Banking Group policies and procedures set out the principles that should apply across Lloyds Bank Group which are aligned to the Lloyds Bank Group risk appetite. Mandated policies and processes require appropriate control frameworks, management information, standards and colleague training to be implemented to identify and manage regulatory and legal risk
- Business units identify, assess and implement policy and regulatory requirements and establish local controls, processes, procedures and resources to ensure appropriate governance and compliance
- Business units regularly produce management information to assist in the identification of issues and test management controls are working effectively
- The Legal function provides legal advice and together, the Risk and Legal functions provide oversight, proactive support and constructive challenge to the business in identifying and managing regulatory and legal issues
- Risk division conducts thematic reviews to provide oversight of regulatory compliance
- Horizon scanning is conducted to identify and address changes in regulatory and legal requirements
- The Group engages with regulatory authorities and industry bodies on forthcoming regulatory changes, market reviews and investigations, ensuring programmes are established to deliver new regulation and legislation
- The Group has adapted quickly to evolving regulatory expectations due to cost of living pressures and continues to engage with regulatory authorities

Monitoring
Material risks are managed through the relevant business committees, with review and escalation through Group-level committees where appropriate, including the escalation of any material regulatory breaches or material legal incidents.

Strategic risk
Definition
Strategic risk is defined as the risk which results from:
- Incorrect assumptions about internal or external operating environments
- Failure to understand the potential impact of strategic responses and business plans on existing risk types
- Failure to respond or the inappropriate strategic response to material changes in the external or internal operating environments

Exposures
The Group faces significant risks due to the evolving external environment, changing regulatory and competitive environments in the financial services sector, with increased pace, scale and complexity of change. Customer, shareholder and employee expectations continue to evolve, together with societal trends and cost of living pressures.

Similar to emerging risks, strategic risks can manifest themselves in existing principal risks or as new exposures which could adversely impact the Group and its businesses. In considering strategic risks, a key focus is the interconnectivity of individual risks and the cumulative effect of different risks on the Group's overall risk profile.

Measurement
The Group assesses and monitors strategic risk implications as part of business planning and in its day-to-day activities, ensuring it responds appropriately to internal and external factors including changes to regulatory, macroeconomic and competitive environments. An assessment is made of the key strategic risks that are considered to impact the Group, leveraging internal and external information and the key mitigants or actions that could be taken in response.

Mitigation
The range of mitigating actions includes the following:
- Horizon scanning is conducted across the Group to identify potential threats, risks, emerging issues and opportunities and to explore future trends
- The Group's business planning processes include an assessment of the strategic risk implications of new business, product entries and other strategic initiatives
- The Group's governance framework mandates individuals' and committees' responsibilities and decision making rights, to ensure that strategic risks are appropriately reported and escalated

Monitoring
A review of the Group's strategic risks is undertaken on at least an annual basis and the findings are reported to the Group and Board Risk Committees. During 2023, the process and analysis for strategic risks and emerging risks has highlighted the alignment and overlap between these risks. As a result, from 2024 onwards, we will iterate our reporting further and combine both into horizon and emerging risks. Further information on emerging risks can be found on **pages 10 and 23**.

Forward looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Bank plc together with its subsidiaries (the Lloyds Bank Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Lloyds Bank Group's or its directors' and/or management's beliefs and expectations, are forward-looking statements. Words such as, without limitation, 'believes', 'achieves', 'anticipates', 'estimates', 'expects', 'targets', 'should', 'intends', 'aims', 'projects', 'plans', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'may', 'seek', 'estimate', 'probability', 'goal', 'objective', 'deliver', 'endeavour', 'prospects', 'optimistic' and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Lloyds Bank Group's future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Lloyds Bank Group's future financial performance; the level and extent of future impairments and write-downs; the Lloyds Bank Group's ESG targets and/or commitments; statements of plans, objectives or goals of the Lloyds Bank Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments; changes in client and consumer behaviour and demand; exposure to counterparty risk; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Lloyds Bank Group's or Lloyds Banking Group plc's credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Lloyds Bank Group's securities; tightening of monetary policy in jurisdictions in which the Lloyds Bank Group operates; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; longevity risks affecting defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Lloyds Bank Group; risks associated with the Lloyds Bank Group's compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Lloyds Bank Group or Lloyds Banking Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Lloyds Bank Group's or the Lloyds Banking Group's ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; and assumptions and estimates that form the basis of the Lloyds Bank Group's financial statements. A number of these influences and factors are beyond the Lloyds Bank Group's control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Bank plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC's website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Bank plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Bank plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today's date, and the Lloyds Bank Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

Independent auditors' report

Independent auditors' report to the members of Lloyds Bank plc

Report on the audit of the financial statements

1. Opinion

In our opinion:

- the financial statements of Lloyds Bank plc (the 'Bank') and its subsidiaries (the 'Group' or 'LB') give a true and fair view of the state of the Group's and of the Bank's affairs as at 31 December 2023 and of the Group's profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with United Kingdom adopted international accounting standards and International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB);
- the Bank financial statements have been properly prepared in accordance with United Kingdom adopted international accounting standards and as applied in accordance with the provisions of the Companies Act 2006; and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements which comprise the:

Group	Bank
- Consolidated balance sheet as at 31 December 2023; - Consolidated income statement for the year then ended; - Consolidated statement of comprehensive income for the year then ended; - Consolidated statement of changes in equity for the year then ended; - Consolidated cash flow statement for the year then ended; and - Notes 1 to 39 to the financial statements, which include the accounting principles and policies - Risk management section identified as 'audited'.	- Balance sheet as at 31 December 2023; - Statement of changes in equity for the year then ended; - Cash flow statement for the year then ended; and - Notes 1 to 26 to the financial statements, which include the accounting principles and policies.

The financial reporting framework that has been applied in their preparation is applicable law and United Kingdom adopted international accounting standards, and as regards the Bank financial statements, as applied in accordance with the provisions of the Companies Act 2006.

2. Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the auditors' responsibilities for the audit of the financial statements section of our report.

We are independent of the Group and the Bank in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the Financial Reporting Council's (the 'FRC's') Ethical Standard as applied to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. The non-audit services provided to the Group and the Bank for the year are disclosed in note 12 to the financial statements. We confirm that we have not provided any non-audit services prohibited by the FRC's Ethical Standard to the Group or the Bank.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

3. Summary of our audit approach

Key audit matters	The key audit matters that we identified in the current year were: - Expected credit losses ('ECL') (Group and Bank) - Regulatory and litigation matters (Group and Bank) - IT systems that impact financial reporting (Group and Bank) - Defined benefit obligations (Group and Bank) Our assessment of the level of risk for each of these areas have remained consistent with the prior year.
Materiality	Overall materiality used for the Group consolidated financial statements was £321 million, which was determined on the basis of pre-tax profits and net assets. Overall materiality used for the Bank financial statements was £321 million, which was determined on the basis of net assets and capped at Group materiality.
Scoping	Our audit scope covers 77 per cent of the Group's revenue, 73 per cent of the Group's profit before tax, 95 per cent of the Group's total assets and 93 per cent of the Group's total liabilities.

Our audit approach

We structured our approach to the audit to reflect how the Group is organised as well as ensuring it was both effective and risk focused. It can be summarised into the following key activities that we used to obtain sufficient audit evidence required to form our opinion on the Group and the Bank's financial statements:

• Audit planning and risk assessment

Our audit planning procedures considered the impact of internal and external factors affecting the Group's profitability and operations, key audit matters most relevant to the users of the financial statements, the appropriate scope of audit work performed as well as the expectations and requirements of the Group's investors and regulators.

In performing our audit risk assessments, we considered the impact of macroeconomic factors on the Group's key accounting judgements and sources of estimation uncertainty. The key factors considered in our risk assessments were:

- the impact of high interest rates, high inflation and cost of living pressures on the Group's ECL; and
- changes to the regulatory and litigation environment affecting the Group's financial reporting.

We obtained the knowledge and information required to inform our audit planning and risk assessment decision making through regular meetings with Group and divisional finance management and the extensive use of data and technology.

- **Audit procedures undertaken at both Group and Bank level**

We performed audit procedures over the Group and Bank financial statements including the consolidation of the Group's results, the preparation of the financial statements, regulatory and litigation environment as well as the Group's entity level and oversight controls relevant to financial reporting. The areas not covered by our audit scope are subject to analytical procedures to confirm our conclusion that there were no significant risks of material misstatement in the aggregated financial information;

- **Internal controls testing approach**

Our internal controls testing approach was informed by our scoping and risk assessment activities. We have assessed the Group's end-to-end financial reporting processes supporting all in-scope financial statement balances and identified relevant controls to test for these balances. This included the testing of general IT controls, process level controls and entity level controls at the Group level; and

- **The impact of climate change on our audit**

In planning our audit, we have considered the impact of climate change on the Group's operations and any subsequent impact on its financial statements. The Group sets out its assessment of the potential impact on **page 31** of the Risk management section of the Annual Report.

In conjunction with our climate risk specialists, we have held discussions with the Group to understand their:
- process for identifying affected operations including the governance and controls over this process, and the subsequent effect on the financial reporting for the Group; and
- long-term strategy to respond to climate change risks and how this is factored into the Group's forecasts, considering publicly announced climate change commitments and any costs associated with the Group's net zero targets.

Our audit work has involved:
- evaluating climate as a factor in risk assessments for potentially affected balances;
- challenging the completeness of the physical and transition risks identified and considered in the Group's climate risk assessment and the conclusion that there continues to be no material impact of climate change risk on financial reporting;
- reviewing the Group's qualitative loan portfolio analysis, and challenging the key assumptions used by the Group with reference to our own understanding of the portfolios and publicly available documentation; and
- assessing disclosures in the Annual Report and challenging the consistency between the financial statements and the remainder of the Annual Report.

As part of our audit procedures we are required to read and consider these disclosures to consider whether they are materially inconsistent with the financial statements or knowledge obtained in the audit and we did not identify any material inconsistencies as a result of these procedures.

4.   Conclusions relating to going concern

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

Our evaluation of the directors' assessment of the Group's and the Bank's ability to continue to adopt the going concern basis of accounting included:
- using our knowledge of the Group and the Bank, the financial services industry, the financial services regulatory environment and the general economic environment including, macroeconomic pressures affecting the Group's operations, to identify inherent risks in the business model and how such risks might affect the financial resources or ability to continue operations over the going concern period;
- making enquiries of Group management about the assumptions, including climate risk considerations, used in their going concern models, and assessing the reasonableness of those assumptions and historical forecasting accuracy;
- evaluating the Group's strategic plans in light of the changing macroeconomic environment, short and longer term financial budgets, funding, liquidity and capital adequacy plans including internal stress tests;
- considering the Group's operational resilience;
- reading analyst reports, industry data, Bank of England reports and other external information to determine if it provided corroborative or contradictory evidence in relation to the Group's assumptions;
- reviewing correspondence and meeting with prudential and conduct regulators to assess whether there are any matters that may impact the going concern assessment;
- testing the underlying data generated to prepare the forecast scenarios and determined whether there was adequate support for the assumptions underlying the forecasts; and
- evaluating the Group's disclosures on going concern against the requirements of IAS 1.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group's and the Bank's ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

5.   Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit, and directing the efforts of the engagement team.

These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Independent auditors' report continued

Expected credit losses (Group and Bank)	
Key audit matter description	**How the scope of our audit responded to the key audit matter**
Refer to notes 2, 13, 18, 19 and 38 in the financial statements	

The Group has recognised £4.0 billion of expected credit losses ('ECL') as at 31 December 2023. The determination of ECL consists of a number of assumptions that are inherently uncertain and require a high degree of complex and subjective auditor judgement, specialised skills and knowledge, and complex impairment modelling. Specifically, the impact of high interest rates and inflation, as well as the economic impact of the rising cost of living on the ECL have been particularly judgemental in the current economic environment.

The key areas we identified as having the most significant level of management judgement were in respect of:
- Multiple economic scenarios ('MES');
- Collectively assessed ECL;
- Individually assessed ECL; and
- ECL model adjustments.

Multiple economic scenarios

The measurement of expected credit losses is required to reflect an unbiased probability-weighted range of possible future outcomes.

The Group's economics team develops the future economic scenarios. Firstly, a base case forecast is produced based on a set of conditioning assumptions, which are designed to reflect the Group's best view of future events. A full distribution of economic scenarios around this base case is produced using a Monte Carlo simulation and scenarios within that distribution are ranked using estimated relationships with industrywide historical loss data.

In addition to the base case, three scenarios are derived from the distribution as averages of constituent modelled scenarios around the 15th, 75th and 95th percentiles of the distribution corresponding to an upside, a downside and a severe downside, respectively. The severe downside is then adjusted to incorporate non-modelled paths for inflation and interest rate assumptions. The upside, the base case and the downside scenarios are weighted at 30 per cent and the severe downside at 10 per cent.

These four scenarios are then used as key assumptions in the determination of the ECL allowance.

The development of these multiple economic scenarios is inherently uncertain, highly complex, and requires significant judgement.

The principal consideration for our determination that the multiple economic scenarios is a key audit matter was the high degree of management judgement which required specialised auditor knowledge and a high degree of audit effort in areas such as evaluating the forward-looking information used by management, and the weighting applied.

We performed the following procedures:
- Tested the controls over the generation of the multiple economic scenarios including those over the Group's governance processes to determine the base case, different scenarios and the weightings applied to each scenario;
- Working with our internal economic specialists:
  - Challenged and evaluated economic forecasts in the base scenario such as the unemployment rate, House Price Index, inflation and forecasted interest rates, and Gross Domestic Product through comparison to independent economic outlooks, other external analyses and market data;
  - Challenged and evaluated the appropriateness of management's change in both the assumptions and the model;
  - Challenged and evaluated the appropriateness of the methodology applied to generate alternative macroeconomic scenarios, including associated weightings and assumptions within;
  - Independently replicated the multiple economic scenario model and compared the outputs of our independent model to the Group's output to test scenario generation;
- Tested the completeness and accuracy of the data used by the model;
- Performed a stand back assessment of the appropriateness of the weightings applied to each of the scenarios based on publicly available data; and
- Evaluated the appropriateness of disclosures in respect of significant judgements and sources of estimation uncertainty including macroeconomic scenarios.

Independent auditors' report continued

Key audit matter description	How the scope of our audit responded to the key audit matter

Collectively assessed ECL
The ECL for the Retail and Commercial Banking divisions, except for individually assessed stage 3 commercial loans, is determined on a collective basis using impairment models. These models use a number of significant judgements to calculate a probability weighted estimate by applying a probability of default, exposure at default and a loss given default, taking account of collateral held or other loss mitigants, discounted using the effective interest rate.
 	
The key judgements and estimates in determining the ECL include:
• modelling approach, modelling simplifications and judgements, and selection of modelling data;
• behavioural lives for the Retail division;
• credit risk ratings for the Commercial Banking division, which are performed on a counterparty basis for larger exposures by a credit officer; and
• the appropriate allocation of assets into the correct staging taking into account any significant deterioration in credit risk since inception of the loan.
	We tested controls across the process to determine the ECL provisions including:
	• Model governance including model validation and monitoring;
	• Model assumptions;
	• The allocation of assets into stages, including those to determine the Credit Risk Rating in the Commercial Banking division; and
	• Data accuracy and completeness.
	
	Working with our internal modelling specialists, our audit procedures over the key areas of estimation covered the following:
	• Model estimations, where we:
	  – evaluated the appropriateness of the modelling approach and assumptions used;
	  – independently replicated the models for all material portfolios and compared the outputs of our independent models to the Group's outputs;
	  – assessed model performance by evaluating variations between observed data and model predictions;
	  – developed an understanding and assessed model limitations and remedial actions; and
	  – tested the completeness and accuracy of the data used in model execution and calibration.
	
	• Allocation of assets into stages, where we:
	  – evaluated the appropriateness of quantitative and qualitative criteria used for allocation into IFRS 9 stages, including independently assessing the credit rating of loans in the Commercial Banking division;
	  – tested the appropriateness of the stage allocation for a sample of exposures; and
	  – tested the data used by models in assigning IFRS 9 stages and evaluated the appropriateness of the model logic used.

Individually assessed ECL
For individual provision assessments of larger exposures in stage 3 in the Commercial Banking division, complex and subjective auditor judgement including specialised knowledge is required in evaluating the methodology, models and inputs that are inherently uncertain. The significant judgements in determining provisions are the:
• completeness and appropriateness of the potential workout scenarios identified;
• probability of default assigned to each identified potential workout scenarios; and
• valuation assumptions used in determining the expected recovery strategies.
	• For expected credit losses assessed individually we have:
	  – selected senior team members with extensive IFRS 9 knowledge and expertise to design and lead the execution of ECL recognised in respect of these exposures;
	  – tested the controls over the determination of individually assessed exposures including assumptions and inputs into workout and recovery scenarios, as well as valuation assumptions used; and
	  – evaluated the appropriateness of workout and recovery scenarios including associated cash flows and consideration of climate risk.

Key audit matter description	How the scope of our audit responded to the key audit matter
ECL model adjustments Adjustments are made to models to address known model and data limitations, and emerging or non-modelled risks. The current economic environment, characterised by elevated cost of living pressures on borrowers and high inflation, has increased the uncertainty of credit losses. As a result, the amount and timing of adjustments recognised in the model to account for the impacts of the current economic environment are highly judgemental and inherently uncertain. These adjustments require specialist auditor judgement when evaluating the: • completeness of adjustments; and • methodology, models and inputs used in determining the relevant adjustments. Where impairment models do not incorporate all factors relevant to estimating the ECL, adjustments are made to address known model limitations and data limitations, emerging or non-modelled risks and the impact of economic uncertainty on different industry sectors. The measurement of judgements around model adjustments to evaluate the completeness of adjustments, methodology and model inputs for these adjustments is highly judgemental and inherently uncertain.	• In respect of the adjustment to models, we performed the following procedures in conjunction with our specialists: – tested the controls over the valuation of in-model and post-model adjustments; – evaluated the methodology, approach and assumptions in developing the adjustments, and evaluated the Group's selection of approach; – tested the completeness and accuracy of the data used in formulating the judgements; – performed a recalculation of adjustments; – evaluated the completeness of adjustments based on our understanding of both model and data limitations, including those related to cost of living and high inflation pressures; and – assessed the appropriateness of the disclosures and whether the disclosures appropriately address the uncertainty which exists in determining the ECL.

Key observations communicated to the Audit Committee
We are satisfied that the ECL provisions are reasonable and recognised in accordance with the requirements of IFRS 9. Appropriate methodologies using reasonable modelled assumptions were used in the calculations of the multiple economic scenarios, collectively assessed and in-model adjustments and post-model adjustments where they address model shortcomings. Overall ECL levels are reasonable compared to peer benchmarking information.

Independent auditors' report continued

Regulatory and litigation matters (Group and Bank)

Key audit matter description	How the scope of our audit responded to the key audit matter

Refer to notes 2 and 26 in the financial statements.

The Group operates in an environment where it is subject to regulatory investigations, litigation and customer remediation, including allegations of fraud and misconduct. The Group is currently exposed to a number of regulatory and litigation matters. The Group's provision for these matters is £1.0 billion as at 31 December 2023. In the current year, the Group recognised a provision of £450 million relating to motor finance commission arrangements.

Significant judgement is required by the Group in determining whether, under IAS 37 'Provisions, Contingent Liabilities and Contingent Assets':
- the amount recorded is representative of the Group's best estimate to settle the obligation based on the information available to the Group, including in respect of motor finance commission arrangements where there is significant uncertainty around the final outcome of the on-going review by the FCA; and
- any contingent liabilities and underlying significant estimation uncertainties are adequately disclosed.

We performed the following audit procedures:
- Tested the Group's controls over the completeness of provisions, the review of the assessment of the provision against the requirements of IAS 37, the review of the appropriateness of judgements used to determine a 'best estimate' and the completeness and accuracy of data used in the process;
- Evaluated the assessment of the provisions, associated probabilities, and potential outcomes in accordance with IAS 37;
- Verified and evaluated whether the methodology, data and significant judgements and assumptions used in the valuation of the provisions are appropriate in the context of the applicable financial reporting framework;
- In respect of motor finance commission arrangements, we inspected information available for the historical complaints, both supportive and contradictory, and the limited number of decisions made by the Financial Ombudsman Service. We tested the methodology and assumptions applied to determine the provision;
- Inspected correspondence and, where appropriate, made direct inquiry with the Group's regulators and internal and external legal counsel;
- Where no provision was made, we critically evaluated the conclusion in the context of the requirements of IAS 37; and
- Evaluated whether the disclosures made in the financial statements appropriately reflect the facts and key sources of estimation uncertainty, including in respect of motor finance commission arrangements.

Key observations communicated to the Audit Committee

While there is significant judgement required in estimating the timing and value of future settlements, we are satisfied that the approach to the recognition, estimation and disclosures of these provisions and contingent liabilities is consistent with the requirements of IFRS.

IT systems that impact financial reporting (Group and Bank)

Key audit matter description	How the scope of our audit responded to the key audit matter
The Group's IT environment is inherently complex due to the number of systems it operates and its reliance on automated and IT dependent manual controls. Together, these support a broad range of banking and insurance products as well as the processing of the Group's significant volume of transactions, which impact all account balances. As such, IT systems within the Group form a critical component of the Group's financial reporting activities. Due to the significant reliance on IT systems, effective General IT Controls ('GITCs') are critical to allow reliance to be placed on the completeness and accuracy of financial data and the integrity of automated system functionality, such as system calculations. We identified the IT systems that impact financial reporting as a key audit matter because of the: • Pervasive reliance on complex technology that is integral to the operation of key business processes and financial reporting; • Reliance on technology which continues to develop in line with the business strategy, such as the increase in the use of automation across the Group and increasing reliance on third parties; and • Importance of the IT controls in maintaining an effective control environment. A key interdependency exists between the ability to rely on IT controls and the ability to rely on financial data, system configured automated controls and system reports. IT controls, in the context of our audit scope, primarily relate to privileged access at the infrastructure level, user access security at the application level and change control.	Our IT audit scope covered the Group's IT controls over information systems deemed relevant to the audit based on the financial data, system configured automated controls and/or key financial reports that reside within it. We used IT specialists to support our evaluation of the risks associated with IT in the following areas: • General IT Controls, including user access and change management controls; • Key financial reports and system configured automated controls; and • Cyber security risk assessment. Where deficiencies in the IT control environment were identified, our risk assessment procedures included an assessment of those deficiencies to determine the impact on our audit plan. Where relevant, the audit plan was adjusted to mitigate the unaddressed IT risk. Where we were able to identify and test appropriate mitigating controls over affected financial statement line items, our testing approach remained unchanged. In a limited number of areas, we adopted a non-controls reliance approach and we therefore performed additional substantive procedures.

Key observations communicated to the Audit Committee
We are satisfied that the Group's overall IT control environment appropriately supports the financial reporting process and control deficiencies identified in respect of privileged user access to IT infrastructure and in application user access management were mitigated by compensating business controls.

Defined benefit obligations (Group and Bank)

Key audit matter description	How the scope of our audit responded to the key audit matter
Refer to notes 2 and 11 in the financial statements	
The Group operates a number of defined benefit retirement schemes, the obligations for which totalled £30.2 billion as at 31 December 2023. Their valuation is determined with reference to key actuarial assumptions including mortality assumptions, discount rates and inflation rates. Due to the size of these schemes, small changes in these assumptions can have a material impact on the value of the defined benefit obligation and therefore, the determination of these assumptions requires significant auditor judgement.	We performed the following audit procedures: • Tested the Group's controls over the valuation of the defined benefit obligations, including controls over the assumptions setting process; and • Challenged the key actuarial assumptions used by comparing these against ranges and expectations determined by our internal actuarial experts, which are calculated with reference to the central assumptions adopted by the actuarial firms for whom we have reviewed and accepted their methodologies.

Key observations communicated to the Audit Committee
We are satisfied that the Group's judgements in relation to the actuarial assumptions are reasonable.

Independent auditors' report continued

6. Our application of materiality

6.1 Materiality

We define materiality as the magnitude of misstatement in the financial statements that makes it probable that the economic decisions of a reasonably knowledgeable person would be changed or influenced. We use materiality both in planning the scope of our audit work and in evaluating the results of our work.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Group financial statements	Bank financial statements
Materiality	£321 million (2022: £290 million)	£321 million (2022: £290 million)
Basis for determining materiality	In determining our benchmark for materiality, we have considered the metrics used by investors and other users of the financial statements. We have determined the following benchmarks to be the most relevant to users of the financial statements: • Pre-tax profits, adjusted for non-recurring items; and • Net assets. The determined materiality represents 5 per cent of pre-tax profit and 0.8 per cent of net assets.	The Bank materiality represents 0.6 per cent of net assets, and is capped at Group materiality.
Rationale for the benchmark applied	Given the importance of these measures to investors and users of the financial statements, we have used forecasted pre-tax profit as the primary benchmark for our determination of materiality, and net assets as a supporting benchmark.	As the Bank does not disclose a standalone income statement we do not consider an income based metric to be an appropriate benchmark for the purposes of setting materiality when considering the expectations of the users of the Bank financial statements. As such we have determined that a net assets benchmark is appropriate. However, given the size of the entity's balance sheet, we have capped materiality at Group's materiality.

6.2 Performance materiality

We set performance materiality at a level lower than materiality to reduce the probability that, in aggregate, uncorrected and undetected misstatements exceed the materiality for the financial statements as a whole.

	Group financial statements	Bank financial statements
Performance materiality	70 per cent of Group materiality – £224 million (2022: 70 per cent at £185 million)	70 per cent of Bank materiality – £224 million (2022: 70 per cent at £185 million)
Basis and rationale for determining performance materiality	In determining performance materiality, we considered the following factors: a. The quality of the control environment and whether we were able to rely on controls; b. Degree of centralisation and commonality of controls and processes; c. The uncertain economic environment; d. The nature, volume and size of uncorrected misstatements arising in the previous audit; and e. The nature, volume and size of uncorrected misstatements that remain uncorrected in the current period.	

6.3 Error reporting threshold

We agreed with the Audit Committee that we would report to the Committee all audit differences in excess of £16 million (2022: £15 million), as well as any differences below this threshold, which in our view, warranted reporting on qualitative grounds. We also report to the Audit Committee on disclosure matters that we identified when assessing the overall presentation of the financial statements.

Independent auditors' report continued

7. Other information

The other information comprises the information included in the Annual Report, other than the financial statements and our auditors' report thereon. The Directors are responsible for the other information contained within the Annual Report. Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appears to be materially misstated.

If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

We summarise below our work in relation to areas of the other information including those areas upon which we are specifically required to report:

	Our responsibility	Our report
Matters we are specifically required to report		
Strategic report and directors' report	Report whether they are consistent with the audited financial statements and are prepared in accordance with applicable legal requirements. Report if we have identified any material misstatements in either report in the light of the knowledge and understanding of the Group and of the Bank and their environment obtained in the course of the audit.	As set out in the section 'Opinions on other matters prescribed by the Companies Act 2006', in our opinion, based on the work undertaken in the course of the audit, the information in these reports is consistent with the audited financial statements and has been prepared in accordance with applicable legal requirements.
Principal risks (within the strategic report)	Review the confirmation and description in the light of the knowledge gathered during the audit, such as through considering the directors' processes to support the statements made, challenging the Group's key judgements and estimates, consideration of historical forecasting accuracy and evaluating macro-economic assumptions.	We have nothing material to report, add or draw attention to in respect of these matters.

8. Responsibilities of Directors

As explained more fully in the directors' responsibilities statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the Group's and the Bank's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or the Bank or to cease operations, or have no realistic alternative but to do so.

9. Auditors' responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on the FRC's website at **www.frc.org.uk/auditorsresponsibilities**. This description forms part of our auditors' report.

10. Extent to which the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.

Identifying and assessing potential risks related to irregularities

In identifying and assessing the risks of material misstatement in respect of irregularities, including fraud and non-compliance with laws and regulations, we considered the following:

- the nature of the industry and sector, control environment and business performance including the design of the Group's remuneration policies, key drivers for directors' remuneration, bonus levels and performance targets;
- the Group's own assessment of the risks that irregularities may occur either as a result of fraud or error that was discussed by the Audit Committee on 20 February 2024;
- enquiring of management, in-house legal counsel, internal audit and the Audit Committee, including obtaining and reviewing supporting documentation, concerning the Group's policies and procedures relating to:
  - identifying, evaluating and complying with laws and regulations and whether they were aware of any instances of non-compliance;
  - detecting and responding to the risks of fraud and whether they have knowledge of any actual, suspected or alleged fraud; and
  - the internal controls established to mitigate risks related to fraud or non-compliance with laws and regulations;
- discussing among the engagement team including relevant internal specialists, including tax, valuations, pensions, IT and industry specialists regarding how and where fraud might occur in the financial statements and any potential indicators of fraud; and
- obtaining an understanding of the legal and regulatory frameworks that the Group operates in, focusing on those laws and regulations that had a direct effect on the financial statements, such as provisions of the UK Companies Act, pensions legislation and tax legislation or that had a fundamental effect on the operations of the Group, including regulation and supervisory requirements of the Prudential Regulation Authority, Financial Reporting Council and Financial Conduct Authority.

Audit response to risks identified

As a result of performing the above, we identified the Group's and Bank's determination of 'Expected credit losses' as a key audit matter related to the potential risk of fraud. The key audit matters section of our report explains the matter in more detail and also describes the specific procedures in response to those key audit matters. In common with all audits under ISAs (UK), we are also required to perform specific procedures to respond to the risk of management override.

In addition to the above, our procedures to respond to risks identified included the following:

- reviewing the financial statement disclosures and testing to supporting documentation to assess compliance with provisions of relevant laws and regulations described as having a direct effect on the financial statements;
- inquiring of management, the Audit Committee and in-house and external legal counsel concerning actual and potential litigation and claims;
- performing analytical procedures to identify any unusual or unexpected relationships that may indicate risks of material misstatement due to fraud;
- reading minutes of meetings of those charged with governance, reviewing internal audit reports and correspondence with regulators;
- in addressing the risk of fraud through management override of controls, testing the appropriateness of journal entries and other adjustments; assessing whether the judgements made in making accounting estimates are indicative of a potential bias; and
- evaluating the business rationale of any significant transactions that are unusual or outside the normal course of business.

We also communicated relevant identified laws and regulations and potential fraud risks to all engagement team members including specialists and remained alert to any indications of fraud or non-compliance with laws and regulations throughout the audit.

Independent auditors' report continued

Report on other legal and regulatory requirements

11.   Opinions on other matters prescribed by the Companies Act 2006

In our opinion, based on the work undertaken in the course of the audit:

- The information given in the strategic report and the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
- The strategic report and the directors' report have been prepared in accordance with applicable legal requirements.

In the light of the knowledge and understanding of the Group and of the Bank and their environment obtained in the course of the audit, we have not identified any material misstatements in the strategic report or the directors' report.

12.   Matters on which we are required to report by exception

Adequacy of explanations received and accounting records

Under the Companies Act 2006 we are required to report to you if, in our opinion:

- We have not received all the information and explanations we require for our audit; or
- Adequate accounting records have not been kept by the Bank, or returns adequate for our audit have not been received from branches not visited by us; or
- The Bank's financial statements are not in agreement with the accounting records and returns.

We have nothing to report in respect of these matters.

Directors' remuneration

Under the Companies Act 2006 we are also required to report if in our opinion certain disclosures of directors' remuneration have not been made.

We have nothing to report in respect of this matter.

13.   Other matters which we are required to address

Auditor tenure

Following the recommendation of the Audit Committee, we were appointed by shareholders at its annual general meeting on 18 May 2023 to audit the financial statements of Lloyds Banking Group plc, including Lloyds Bank plc for the year ended 31 December 2023 and subsequent financial periods. The period of total uninterrupted engagement of the firm is accordingly three years.

Consistency of the audit report with the additional report to the Audit Committee

Our audit opinion is consistent with the additional report to the Audit Committee we are required to provide in accordance with ISAs (UK).

14.   Use of our report

This report is made solely to the Bank's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Bank's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and the Bank's members as a body, for our audit work, for this report, or for the opinions we have formed.

As required by the Financial Conduct Authority (FCA) Disclosure Guidance and Transparency Rule (DTR) 4.1.15R – DTR 4.1.18R, these financial statements will form part of the Electronic Format Annual Financial Report filed on the National Storage Mechanism of the FCA in accordance with DTR 4.1.15R – DTR 4.1.18R. This auditors' report provides no assurance over whether the Electronic Format Annual Financial Report has been prepared in compliance with DTR 4.1.15R – DTR 4.1.18R.

Michael Lloyd (Senior Statutory Auditor)
For and on behalf of Deloitte LLP
Statutory Auditor
London, United Kingdom
29 February 2024

Consolidated income statement

for the year ended 31 December

	Note	2023 £m	2022 £m	2021 £m
Interest income		25,300	16,562	12,920
Interest expense		(11,591)	(3,457)	(1,884)
Net interest income	5	**13,709**	13,105	11,036
Fee and commission income		2,456	2,352	2,195
Fee and commission expense		(1,104)	(1,101)	(942)
Net fee and commission income	6	1,352	1,251	1,253
Net trading income	7	384	180	385
Other operating income	8	2,922	2,209	1,999
Other income		**4,658**	3,640	3,637
Total income		**18,367**	16,745	14,673
Operating expenses	9	(10,968)	(9,199)	(10,206)
Impairment (charge) credit	13	(343)	(1,452)	1,318
Profit before tax		**7,056**	6,094	5,785
Tax expense	14	(1,849)	(1,300)	(583)
Profit for the year		**5,207**	4,794	5,202
Profit attributable to ordinary shareholders		**4,858**	4,528	4,826
Profit attributable to other equity holders		**334**	241	344
Profit attributable to equity holders		**5,192**	4,769	5,170
Profit attributable to non-controlling interests		**15**	25	32
Profit for the year		**5,207**	4,794	5,202

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of comprehensive income

for the year ended 31 December

	2023 £m	2022 £m	2021 £m
Profit for the year	**5,207**	4,794	5,202
Other comprehensive income			
Items that will not subsequently be reclassified to profit or loss:			
Post-retirement defined benefit scheme remeasurements:			
Remeasurements before tax	**(1,633)**	(3,012)	1,720
Tax	**428**	860	(658)
	(1,205)	(2,152)	1,062
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:			
Change in fair value	**–**	–	–
Tax	**–**	(1)	1
	–	(1)	1
Gains and losses attributable to own credit risk:			
(Losses) gains before tax	**(234)**	519	(86)
Tax	**66**	(155)	34
	(168)	364	(52)
Items that may subsequently be reclassified to profit or loss:			
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:			
Change in fair value	**(41)**	(132)	137
Income statement transfers in respect of disposals	**140**	76	116
Income statement transfers in respect of impairment	**(2)**	6	(2)
Tax	**(26)**	19	(55)
	71	(31)	196
Movements in cash flow hedging reserve:			
Effective portion of changes in fair value taken to other comprehensive income	**725**	(6,520)	(2,138)
Net income statement transfers	**1,517**	(1)	(584)
Tax	**(628)**	1,804	764
	1,614	(4,717)	(1,958)
Movements in foreign currency translation reserve:			
Currency translation differences (tax: £nil)	**(33)**	91	(19)
Total other comprehensive income (loss) for the year, net of tax	**279**	(6,446)	(770)
Total comprehensive income (loss) for the year	**5,486**	(1,652)	4,432
Total comprehensive income (loss) attributable to ordinary shareholders	**5,137**	(1,918)	4,056
Total comprehensive income attributable to other equity holders	**334**	241	344
Total comprehensive income (loss) attributable to equity holders	**5,471**	(1,677)	4,400
Total comprehensive income attributable to non-controlling interests	**15**	25	32
Total comprehensive income (loss) for the year	**5,486**	(1,652)	4,432

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated balance sheet

at 31 December

	Note	2023 £m	2022 £m
Assets			
Cash and balances at central banks		**57,909**	72,005
Financial assets at fair value through profit or loss	16	**1,862**	1,371
Derivative financial instruments	17	**3,165**	3,857
Loans and advances to banks		**8,810**	8,363
Loans and advances to customers	18	**433,124**	435,627
Reverse repurchase agreements		**32,751**	39,259
Debt securities		**12,546**	7,331
Due from fellow Lloyds Banking Group undertakings		**840**	816
Financial assets at amortised cost		**488,071**	491,396
Financial assets at fair value through other comprehensive income	16	**27,337**	22,846
Goodwill and other intangible assets[1]	21	**5,837**	5,124
Current tax recoverable		**1,026**	527
Deferred tax assets	14	**4,636**	5,857
Retirement benefit assets	11	**3,624**	3,823
Other assets[1]	22	**11,938**	10,122
Total assets		**605,405**	616,928
Liabilities			
Deposits from banks		**3,557**	4,658
Customer deposits		**441,953**	446,172
Repurchase agreements		**37,702**	48,590
Due to fellow Lloyds Banking Group undertakings		**2,932**	2,539
Financial liabilities at fair value through profit or loss	16	**5,255**	5,159
Derivative financial instruments	17	**4,307**	5,891
Notes in circulation		**1,392**	1,280
Debt securities in issue at amortised cost	24	**52,449**	49,056
Other liabilities[1]	25	**6,260**	6,003
Retirement benefit obligations	11	**136**	126
Current tax liabilities		**23**	3
Deferred tax liabilities	14	**157**	208
Provisions	26	**1,916**	1,591
Subordinated liabilities	27	**6,935**	6,593
Total liabilities		**564,974**	577,869
Equity			
Share capital	28	**1,574**	1,574
Share premium account		**600**	600
Other reserves	29	**2,395**	743
Retained profits	30	**30,786**	31,792
Ordinary shareholders' equity		**35,355**	34,709
Other equity instruments	31	**5,018**	4,268
Total equity excluding non-controlling interests		**40,373**	38,977
Non-controlling interests		**58**	82
Total equity		**40,431**	39,059
Total equity and liabilities		**605,405**	616,928

1   See note 1 regarding changes to presentation.

The accompanying notes are an integral part of the consolidated financial statements.

The directors approved the consolidated financial statements on 29 February 2024.

Sir Robin Budenberg
Chair

Charlie Nunn
Group Chief Executive

William Chalmers
Chief Financial Officer

Consolidated statement of changes in equity

for the year ended 31 December

	Attributable to ordinary shareholders						
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non-controlling interests £m	Total £m
At 1 January 2023	2,174	743	31,792	34,709	4,268	82	39,059
Comprehensive income							
Profit for the year	–	–	4,858	4,858	334	15	5,207
Other comprehensive income							
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(1,205)	(1,205)	–	–	(1,205)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:							
Debt securities	–	71	–	71	–	–	71
Gains and losses attributable to own credit risk, net of tax	–	–	(168)	(168)	–	–	(168)
Movements in cash flow hedging reserve, net of tax	–	1,614	–	1,614	–	–	1,614
Movements in foreign currency translation reserve, net of tax	–	(33)	–	(33)	–	–	(33)
Total other comprehensive income (loss)	–	1,652	(1,373)	279	–	–	279
Total comprehensive income[1]	–	1,652	3,485	5,137	334	15	5,486
Transactions with owners							
Dividends (note 32)	–	–	(4,700)	(4,700)	–	(39)	(4,739)
Distributions on other equity instruments	–	–	–	–	(334)	–	(334)
Issue of other equity instruments (note 31)	–	–	(5)	(5)	750	–	745
Capital contributions received	–	–	215	215	–	–	215
Return of capital contributions	–	–	(1)	(1)	–	–	(1)
Total transactions with owners	–	–	(4,491)	(4,491)	416	(39)	(4,114)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	–	–	–	–	–	–
At 31 December 2023	2,174	2,395	30,786	35,355	5,018	58	40,431

1 Total comprehensive income attributable to owners of the parent was a surplus of £5,471 million (2022: loss of £1,677 million; 2021: surplus of £4,400 million).

Further details of movements in the Group's share capital, reserves and other equity instruments are provided in notes 28 to 31.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of changes in equity continued

for the year ended 31 December

	Attributable to ordinary shareholders				Other equity instruments £m	Non-controlling interests £m	Total £m
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m			
At 1 January 2022	2,174	5,400	28,836	36,410	4,268	94	40,772
Comprehensive income							
Profit for the year	–	–	4,528	4,528	241	25	4,794
Other comprehensive income							
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(2,152)	(2,152)	–	–	(2,152)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:							
Debt securities	–	(31)	–	(31)	–	–	(31)
Equity shares	–	(1)	–	(1)	–	–	(1)
Gains and losses attributable to own credit risk, net of tax	–	–	364	364	–	–	364
Movements in cash flow hedging reserve, net of tax	–	(4,717)	–	(4,717)	–	–	(4,717)
Movements in foreign currency translation reserve, net of tax	–	91	–	91	–	–	91
Total other comprehensive income	–	(4,658)	(1,788)	(6,446)	–	–	(6,446)
Total comprehensive income	–	(4,658)	2,740	(1,918)	241	25	(1,652)
Transactions with owners							
Dividends (note 32)	–	–	–	–	–	(37)	(37)
Distributions on other equity instruments	–	–	–	–	(241)	–	(241)
Capital contributions received	–	–	221	221	–	–	221
Return of capital contributions	–	–	(4)	(4)	–	–	(4)
Total transactions with owners	–	–	217	217	(241)	(37)	(61)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	1	(1)	–	–	–	–
At 31 December 2022	2,174	743	31,792	34,709	4,268	82	39,059

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of changes in equity continued

for the year ended 31 December

	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non-controlling interests £m	Total £m
	Attributable to ordinary shareholders						
At 1 January 2021	2,174	7,181	25,750	35,105	5,935	78	41,118
Comprehensive income							
Profit for the year	–	–	4,826	4,826	344	32	5,202
Other comprehensive income							
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	1,062	1,062	–	–	1,062
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:							
Debt securities	–	196	–	196	–	–	196
Equity shares	–	1	–	1	–	–	1
Gains and losses attributable to own credit risk, net of tax	–	–	(52)	(52)	–	–	(52)
Movements in cash flow hedging reserve, net of tax	–	(1,958)	–	(1,958)	–	–	(1,958)
Movements in foreign currency translation reserve, net of tax	–	(19)	–	(19)	–	–	(19)
Total other comprehensive income	–	(1,780)	1,010	(770)	–	–	(770)
Total comprehensive income	–	(1,780)	5,836	4,056	344	32	4,432
Transactions with owners							
Dividends (note 32)	–	–	(2,900)	(2,900)	–	(14)	(2,914)
Distributions on other equity instruments	–	–	–	–	(344)	–	(344)
Issue of other equity instruments (note 31)	–	–	(1)	(1)	1,550	–	1,549
Repurchases and redemptions of other equity instruments (note 31)	–	–	(9)	(9)	(3,217)	–	(3,226)
Capital contributions received	–	–	164	164	–	–	164
Return of capital contributions	–	–	(4)	(4)	–	–	(4)
Changes in non-controlling interests	–	–	(1)	(1)	–	(2)	(3)
Total transactions with owners	–	–	(2,751)	(2,751)	(2,011)	(16)	(4,778)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	(1)	1	–	–	–	–
At 31 December 2021	2,174	5,400	28,836	36,410	4,268	94	40,772

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated cash flow statement

at 31 December

	Note	2023 £m	2022 £m	2021 £m
Cash flows from operating activities				
Profit before tax		**7,056**	6,094	5,785
Adjustments for:				
Change in operating assets	39(A)	**8,923**	(2,900)	5,174
Change in operating liabilities	39(B)	**(15,325)**	16,894	8,110
Non-cash and other items	39(C)	**4,818**	(129)	(661)
Net tax paid		**(1,357)**	(649)	(715)
Net cash provided by operating activities		**4,115**	19,310	17,693
Cash flows from investing activities				
Purchase of financial assets		**(10,303)**	(7,953)	(8,885)
Proceeds from sale and maturity of financial assets		**5,289**	11,041	8,134
Purchase of fixed assets		**(4,962)**	(3,704)	(3,102)
Proceeds from sale of fixed assets		**979**	871	1,028
Acquisition of businesses, net of cash acquired	39(D)	**(293)**	–	(3)
Net cash (used in) provided by investing activities		**(9,290)**	255	(2,828)
Cash flows from financing activities				
Dividends paid to ordinary shareholders	32	**(4,700)**	–	(2,900)
Distributions on other equity instruments		**(334)**	(241)	(344)
Dividends paid to non-controlling interests		**(39)**	(37)	(14)
Return of capital contributions		**(1)**	(4)	(4)
Interest paid on subordinated liabilities		**(335)**	(397)	(525)
Proceeds from issue of subordinated liabilities		**670**	837	3,262
Proceeds from issue of other equity instruments		**745**	–	1,549
Repayment of subordinated liabilities		**(251)**	(2,216)	(3,745)
Repurchases and redemptions of other equity instruments		**–**	–	(3,226)
Borrowings from parent company		**1,942**	1,852	543
Repayments of borrowings to parent company		**(931)**	–	(4,896)
Interest paid on borrowings from parent company		**(210)**	(200)	(226)
Net cash used in financing activities		**(3,444)**	(406)	(10,526)
Effects of exchange rate changes on cash and cash equivalents		**(44)**	82	(1)
Change in cash and cash equivalents		**(8,663)**	19,241	4,338
Cash and cash equivalents at beginning of year		**75,201**	55,960	51,622
Cash and cash equivalents at end of year	39(E)	**66,538**	75,201	55,960

The accompanying notes are an integral part of the consolidated financial statements.

Notes to the consolidated financial statements

for the year ended 31 December

Note 1: Basis of preparation

The consolidated financial statements of Lloyds Bank plc and its subsidiary undertakings (the Group) have been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006. The financial statements have also been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

The financial information has been prepared under the historical cost convention, as modified by the revaluation of investment properties, financial assets measured at fair value through other comprehensive income, trading securities and certain other financial assets and liabilities at fair value through profit or loss and all derivative contracts. The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements. In reaching this assessment, the directors have considered the impact of climate change upon the Group's performance and projected funding and capital position. The directors have also taken into account the results from stress testing scenarios.

Except for accounting policies and methods of computation affected by the IAS 12 exception relating to the recognition and disclosure of the implication of certain potential deferred tax consequences, the Group's accounting policies are consistent with those applied by the Group in its financial statements for the year ended 31 December 2022 and there have been no changes in the Group's methods of computation. Following amendments to IAS 12 by the IASB (*International Tax Reform – Pillar Two Model Rules*, issued in May 2023) entities are not permitted to disclose information about deferred tax assets and liabilities related to the Organisation for Economic, Co-operation and Development's Pillar Two Model Rules, including any qualified domestic minimum top-up taxes. No changes arise to the Group's deferred tax assets or liabilities as a result of the Group having applied the relevant exception.

Presentational changes

The following changes have been made to the presentation of the Group's balance sheet to provide a more relevant analysis of the Group's financial position:

- Items in the course of collection from banks are reported within other assets rather than separately on the face of the balance sheet
- Goodwill and other intangible assets are aggregated on the face of the balance sheet
- Items in the course of transmission to banks are reported within other liabilities rather than separately on the face of the balance sheet

There has been no change in the basis of accounting for any of the underlying transactions. Comparatives for 2022 have been restated.

Future accounting developments

The IASB has issued a number of minor amendments to IFRSs effective 1 January 2024, including IFRS 16 *Lease Liability in a Sale and Leaseback*, IAS 1 *Non-current Liabilities with Covenants*, and IAS 1 *Classification of Liabilities as Current or Non-current*. These amendments are not expected to have a significant impact on the Group and have been endorsed for use in the UK.

Note 2: Accounting policies

The Group's accounting policies are set out below. These accounting policies have been applied consistently.

(A) Consolidation

The assets, liabilities and results of Group undertakings (including structured entities) are included in the financial statements on the basis of accounts made up to the reporting date. Group undertakings include subsidiaries, associates and joint ventures. Details of the Group's subsidiaries and related undertakings are given on **pages 202 to 205**.

(1) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity, and has the ability to affect those returns through the exercise of its power. This generally accompanies a shareholding of more than one half of the voting rights although in certain circumstances a holding of less than one half of the voting rights may still result in the ability of the Group to exercise control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. The Group reassesses whether or not it controls an entity if facts and circumstances indicate that there have been changes to any of the above elements. Subsidiaries are fully consolidated from the date on which control is transferred to the Group; they are de-consolidated from the date that control ceases.

Structured entities are entities that are designed so that their activities are not governed by way of voting rights. In assessing whether the Group has power over such entities in which it has an interest, the Group considers factors such as the purpose and design of the entity; its practical ability to direct the relevant activities of the entity; the nature of the relationship with the entity; and the size of its exposure to the variability of returns of the entity.

The treatment of transactions with non-controlling interests depends on whether, as a result of the transaction, the Group loses control of the subsidiary. Changes in the parent's ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions; any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to the owners of the parent entity. Where the Group loses control of the subsidiary, at the date when control is lost the amount of any non-controlling interest in that former subsidiary is derecognised and any investment retained in the former subsidiary is remeasured to its fair value; the gain or loss that is recognised in profit or loss on the partial disposal of the subsidiary includes the gain or loss on the remeasurement of the retained interest.

Notes to the consolidated financial statements continued
for the year ended 31 December

Note 2: Accounting policies continued
Intercompany transactions, balances and unrealised gains and losses on transactions between Group companies are eliminated.

The acquisition method of accounting is used to account for business combinations by the Group. The consideration for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred except those relating to the issuance of debt instruments (see (E)(4) below) or share capital (see (O) below). Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair value at the acquisition date.

(2) Joint ventures and associates
Joint ventures are joint arrangements over which the Group has joint control with other parties and has rights to the net assets of the arrangements. Joint control is the contractually agreed sharing of control of an arrangement and only exists when decisions about the relevant activities require the unanimous consent of the parties sharing control. Associates are entities over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity, but is not control or joint control of those policies, and is generally achieved through holding between 20 per cent and 50 per cent of the voting share capital of the entity.

The Group utilises the venture capital exemption for investments where significant influence or joint control is present and the business unit operates as a venture capital business. These investments are designated on initial recognition at fair value through profit or loss. Otherwise, the Group's investments in joint ventures and associates are accounted for using the equity method of accounting.

(B) Goodwill
Goodwill arises on business combinations and represents the excess of the cost of an acquisition over the fair value of the Group's share of the identifiable assets, liabilities and contingent liabilities acquired. Where the fair value of the Group's share of the identifiable assets, liabilities and contingent liabilities of the acquired entity is greater than the cost of acquisition, the excess is recognised immediately in the income statement.

Goodwill is recognised as an asset at cost and is tested at least annually for impairment. For impairment testing, goodwill is allocated to the cash-generating unit (CGU) or groups of CGUs that are expected to benefit from the business combination. The Group's CGUs are largely product based for its Retail business and client based for its Commercial Banking business. An impairment loss is recognised if the carrying amount of a CGU is determined to be greater than its recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use. If an impairment is identified the carrying value of the goodwill is written down immediately through the income statement and this is not subsequently reversed. At the date of disposal of a subsidiary, the carrying value of attributable goodwill is included in the calculation of the profit or loss on disposal.

(C) Other intangible assets
Intangible assets which have been determined to have a finite useful life are amortised on a straight-line basis over their estimated useful life as follows: up to 7 years for capitalised software; 10 to 15 years for brands and other intangible assets.

Intangible assets with finite useful lives are reviewed at each reporting date to assess whether there is any indication that they are impaired. If any such indication exists the recoverable amount of the asset is determined and in the event that the asset's carrying amount is greater than its recoverable amount, it is written down immediately. Certain brands have been determined to have an indefinite useful life and are not amortised. Such intangible assets are assessed annually to determine whether the asset is impaired and to reconfirm that an indefinite useful life remains appropriate. In the event that an indefinite life is inappropriate, a finite life is determined and a further impairment review is performed on the asset.

(D) Revenue recognition
(1) Net interest income
Interest income and expense are recognised in the income statement using the effective interest method for all interest-bearing financial instruments, except for those classified at fair value through profit or loss. The effective interest method is a method of calculating the amortised cost of a financial asset or liability and of allocating the interest income or interest expense over the expected life of the financial instrument. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument to the gross carrying amount of the financial asset (before adjusting for expected credit losses) or to the amortised cost of the financial liability, including early redemption fees, other fees, and premiums and discounts that are an integral part of the overall return. In the case of financial assets that are purchased or originated credit-impaired, the effective interest rate is the rate that discounts the estimated future cash flows to the amortised cost of the instrument. Direct incremental transaction costs related to the acquisition, issue or disposal of a financial instrument are also taken into account. Interest income from non-credit-impaired financial assets is recognised by applying the effective interest rate to the gross carrying amount of the asset; for credit-impaired financial assets, the effective interest rate is applied to the net carrying amount after deducting the allowance for expected credit losses. Impairment policies are set out in (H) below.

(2) Fee and commission income and expense
Fees and commissions receivable which are not an integral part of the effective interest rate are recognised as income as the Group fulfils its performance obligations. The Group's principal performance obligations arising from contracts with customers are in respect of value added current accounts, credit cards and debit cards. These fees are received, and the Group provides the service, monthly; the fees are recognised in income on this basis. The Group also receives certain fees in respect of its asset finance business where the performance obligations are typically fulfilled towards the end of the customer contract; these fees are recognised in income on this basis. Where it is unlikely that the loan commitments will be drawn, loan commitment fees are recognised in fee and commission income over the life of the facility, rather than as an adjustment to the effective interest rate for the lending expected to be drawn. Incremental costs incurred to generate fee and commission income are charged to fee and commission expense as they are incurred.

(3) Other
Dividend income is recognised when the right to receive payment is established.

Revenue recognition policies specific to trading income are set out in (E)(3) below; and those relating to leases are set out in (J)(1) below.

Notes to the consolidated financial statements continued
for the year ended 31 December

Note 2: Accounting policies continued

(E) Financial assets and liabilities

On initial recognition, financial assets are classified as measured at amortised cost, fair value through other comprehensive income or fair value through profit or loss, depending on the Group's business model for managing those financial assets and whether the resultant cash flows represent solely payments of principal and interest. The Group assesses its business models at a portfolio level based on its objectives for the relevant portfolio, how the performance of the portfolio is managed and reported, and the frequency of asset sales. Financial assets with embedded derivatives are considered in their entirety when considering their cash flow characteristics. The Group reclassifies financial assets only when its business model for managing those assets changes. A reclassification will only take place when the change is significant to the Group's operations and will occur at a portfolio level and not for individual instruments; reclassifications are expected to be rare. Equity investments are measured at fair value through profit or loss unless the Group elects at initial recognition to account for the instruments at fair value through other comprehensive income. For these instruments, principally strategic investments, dividends are recognised in profit or loss but fair value gains and losses are not subsequently reclassified to profit or loss following derecognition of the investment.

The Group initially recognises loans and advances, deposits, debt securities in issue and subordinated liabilities when the Group becomes a party to the contractual provisions of the instrument. Regular way purchases and sales of securities and other financial assets and trading liabilities are recognised on trade date, being the date that the Group is committed to purchase or sell an asset.

Financial assets are derecognised when the contractual right to receive cash flows from those assets has expired or when the Group has transferred its contractual right to receive the cash flows from the assets and either: substantially all of the risks and rewards of ownership have been transferred; or the Group has neither retained nor transferred substantially all of the risks and rewards, but has transferred control.

Financial liabilities are derecognised when the obligation is discharged, cancelled or expires.

(1) Financial instruments measured at amortised cost

Financial assets that are held to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. A basic lending arrangement results in contractual cash flows that are solely payments of principal and interest on the principal amount outstanding. Where the contractual cash flows introduce exposure to risks or volatility unrelated to a basic lending arrangement such as changes in equity prices or commodity prices, the payments do not comprise solely principal and interest. Financial assets measured at amortised cost are predominantly loans and advances to customers and banks, reverse repurchase agreements and certain debt securities used by the Group to manage its liquidity. Loans and advances and reverse repurchase agreements are initially recognised when cash is advanced to the borrower at fair value inclusive of transaction costs. Interest income is accounted for using the effective interest method (see (D) above).

Financial liabilities are measured at amortised cost, except for trading liabilities and other financial liabilities designated at fair value through profit or loss on initial recognition which are held at fair value.

Where changes are made to the contractual cash flows of a financial asset or financial liability that are economically equivalent and arise as a direct consequence of interest rate benchmark reform, the Group updates the effective interest rate and does not recognise an immediate gain or loss.

(2) Financial assets measured at fair value through other comprehensive income

Financial assets that are held to collect contractual cash flows and for subsequent sale, where the assets' cash flows represent solely payments of principal and interest, are recognised in the balance sheet at their fair value, inclusive of transaction costs. Interest calculated using the effective interest method and foreign exchange gains and losses on assets denominated in foreign currencies are recognised in the income statement. All other gains and losses arising from changes in fair value are recognised directly in other comprehensive income, until the financial asset is either sold or matures, at which time, other than in respect of equity shares, the cumulative gain or loss previously recognised in other comprehensive income is recognised in the income statement. The cumulative revaluation amount in respect of equity shares is transferred directly to retained profits. The Group recognises a charge for expected credit losses in the income statement (see (H) below). As the asset is measured at fair value, the charge does not adjust the carrying value of the asset, and this is reflected in other comprehensive income.

(3) Financial instruments measured at fair value through profit or loss

Financial assets are classified at fair value through profit or loss where they do not meet the criteria to be measured at amortised cost or fair value through other comprehensive income or where they are designated at fair value through profit or loss to reduce an accounting mismatch. All derivatives are carried at fair value through profit or loss, other than those in effective cash flow and net investment hedging relationships. Derivatives are carried on the balance sheet as assets when their fair value is positive and as liabilities when their fair value is negative. Refer to note 16(2) (Financial instruments: Financial assets and liabilities carried at fair value) for details of valuation techniques and significant inputs to valuation models.

Derivatives embedded in a financial asset are not considered separately; the financial asset is considered in its entirety when determining whether its cash flows are solely payments of principal and interest. Derivatives embedded in financial liabilities are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement.

Trading securities, which are debt securities and equity shares acquired principally for the purpose of selling in the short term or which are part of a portfolio which is managed for short-term gains, do not meet these criteria and are also measured at fair value through profit or loss. Financial assets measured at fair value through profit or loss are recognised in the balance sheet at their fair value. Fair value gains and losses together with interest coupons and dividend income are recognised in the income statement within net trading income.

Notes to the consolidated financial statements continued
for the year ended 31 December

Note 2: Accounting policies continued

Financial liabilities are measured at fair value through profit or loss where they are trading liabilities or where they are designated at fair value through profit or loss in order to reduce an accounting mismatch; where the liabilities are part of a group of liabilities (or assets and liabilities) which is managed, and its performance evaluated, on a fair value basis; or where the liabilities contain one or more embedded derivatives that significantly modify the cash flows arising under the contract and would otherwise need to be separately accounted for. Financial liabilities measured at fair value through profit or loss are recognised in the balance sheet at their fair value. Fair value gains and losses are recognised in the income statement within net trading income in the period in which they occur, except in the case of financial liabilities designated at fair value through profit or loss where gains and losses attributable to changes in own credit risk are recognised in other comprehensive income.

The fair values of assets and liabilities traded in active markets are based on current bid and offer prices, respectively, which include the expected effects of potential changes to laws and regulations, risks associated with climate change and other factors. If the market is not active the Group establishes a fair value by using valuation techniques. The fair values of derivative financial instruments are adjusted where appropriate to reflect credit risk (via credit valuation adjustments (CVAs), debit valuation adjustments (DVAs) and funding valuation adjustments (FVAs)), market liquidity and other risks.

(4) Borrowings

Borrowings (which include deposits from banks, customer deposits, repurchase agreements, debt securities in issue and subordinated liabilities) are recognised initially at fair value, being their issue proceeds net of transaction costs incurred. These instruments are subsequently stated at amortised cost using the effective interest method.

Preference shares and other instruments which carry a mandatory coupon or are redeemable on a specific date are classified as financial liabilities. The coupon on these instruments is recognised in the income statement as interest expense. Securities which carry a discretionary coupon and have no fixed maturity or redemption date are classified as other equity instruments. Interest payments on these securities are recognised as distributions from equity in the period in which they are paid. An exchange of financial liabilities on substantially different terms is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference between the carrying amount of a financial liability extinguished and the new financial liability is recognised in profit or loss together with any related costs or fees incurred.

When a financial liability is exchanged for an equity instrument, the new equity instrument is recognised at fair value and any difference between the carrying value of the liability and the fair value of the new equity instrument is recognised in profit or loss.

(5) Sale and repurchase agreements (including securities lending and borrowing)

Securities sold subject to repurchase agreements (repos) continue to be recognised on the balance sheet where substantially all of the risks and rewards are retained. Funds received for repos carried at fair value are included within trading liabilities. Conversely, securities purchased under agreements to resell (reverse repos), where the Group does not acquire substantially all of the risks and rewards of ownership, are measured at amortised cost or at fair value. Those measured at fair value are recognised within trading securities. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method.

Securities borrowing and lending transactions are typically secured; collateral takes the form of securities or cash advanced or received. Securities lent to counterparties are retained on the balance sheet. Securities borrowed are not recognised on the balance sheet, unless these are sold to third parties, in which case the obligation to return them is recorded at fair value as a trading liability. Cash collateral given or received is treated as a loan and advance measured at amortised cost or customer deposit.

(F) Hedge accounting

As permitted by IFRS 9, the Group continues to apply the requirements of IAS 39 to its hedging relationships.

Changes in the fair value of all derivative instruments, other than those in effective cash flow and net investment hedging relationships, are recognised immediately in the income statement. As noted in (2) and (3) below, the change in fair value of a derivative in an effective cash flow or net investment hedging relationship is allocated between the income statement and other comprehensive income.

Hedge accounting allows one financial instrument, generally a derivative such as a swap, to be designated as a hedge of another financial instrument such as a loan or deposit or a portfolio of such instruments. At the inception of the hedge relationship, formal documentation is drawn up specifying the hedging strategy, the hedged item, the hedging instrument and the methodology that will be used to measure the effectiveness of the hedge relationship in offsetting changes in the fair value or cash flow of the hedged risk. The effectiveness of the hedging relationship is tested both at inception and throughout its life and if at any point it is concluded that it is no longer highly effective in achieving its documented objective, hedge accounting is discontinued. Note 17 provides details of the types of derivatives held by the Group and presents separately those designated in hedge relationships.

Where there is uncertainty arising from interest rate benchmark reform, the Group assumes that the interest rate benchmark on which the hedged cash flows and/or the hedged risk are based, or the interest rate benchmark on which the cash flows of the hedging instrument are based, are not altered as a result of interest rate benchmark reform. The Group does not discontinue a hedging relationship during the period of uncertainty arising from the interest rate benchmark reform solely because the actual results of the hedge are not highly effective.

Where the contractual terms of a financial asset, financial liability or derivative are amended, on an economically equivalent basis, as a direct consequence of interest rate benchmark reform, the uncertainty arising from the reform is no longer present. In these circumstances, the Group amends the hedge documentation to reflect the changes required by the reform; these changes to the documentation do not in and of themselves result in the discontinuation of hedge accounting or require the designation of a new hedge relationship.

Note 2: Accounting policies continued

(1) Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk; this also applies if the hedged asset is classified as a financial asset at fair value through other comprehensive income. If the hedge no longer meets the criteria for hedge accounting, changes in the fair value of the hedged item attributable to the hedged risk are no longer recognised in the income statement. The cumulative adjustment that has been made to the carrying amount of the hedged item is amortised to the income statement using the effective interest method over the period to maturity.

(2) Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income in the cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are reclassified to the income statement in the periods in which the hedged item affects profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised in the income statement when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(3) Net investment hedges

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in other comprehensive income, and the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of. The hedging instruments used in net investment hedges may include non-derivative liabilities as well as derivative financial instruments.

(G) Offset

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right of offset and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously. Cash collateral on exchange traded derivative transactions is presented gross unless the collateral cash flows are always settled net with the derivative cash flows. In certain situations, even though master netting agreements exist, the lack of management intention to settle on a net basis results in the financial assets and liabilities being reported gross on the balance sheet.

(H) Impairment of financial assets

The impairment charge in the income statement reflects the change in expected credit losses, including those arising from fraud. Expected credit losses are recognised for loans and advances to customers and banks, other financial assets held at amortised cost, financial assets (other than equity investments) measured at fair value through other comprehensive income, and certain loan commitments and financial guarantee contracts. Expected credit losses are calculated as an unbiased and probability-weighted estimate using an appropriate probability of default, adjusted to take into account a range of possible future economic scenarios, and applying this to the estimated exposure of the Group at the point of default after taking into account the value of any collateral held, repayments, or other mitigants of loss and including the impact of discounting using the effective interest rate.

At initial recognition, allowance (or provision in the case of some loan commitments and financial guarantees) is made for expected credit losses resulting from default events that are possible within the next 12 months (12-month expected credit losses). In the event of a significant increase in credit risk since origination, allowance (or provision) is made for expected credit losses resulting from all possible default events over the expected life of the financial instrument (lifetime expected credit losses). Financial assets where 12-month expected credit losses are recognised are considered to be Stage 1; financial assets which are considered to have experienced a significant increase in credit risk since initial recognition are in Stage 2; and financial assets which have defaulted or are otherwise considered to be credit-impaired are allocated to Stage 3. Some Stage 3 assets, mainly in Commercial Banking, are subject to individual rather than collective assessment. Such cases are subject to a risk-based impairment sanctioning process, and these are reviewed and updated at least quarterly, or more frequently if there is a significant change in the credit profile. The collective assessment of impairment aggregates financial instruments with similar risk characteristics, such as whether the facility is revolving in nature or secured and the type of security held against financial assets.

An assessment of whether credit risk has increased significantly since initial recognition considers the change in the risk of default occurring over the remaining expected life of the financial instrument. In determining whether there has been a significant increase in credit risk, the Group uses quantitative tests based on relative and absolute probability of default (PD) movements linked to internal credit ratings together with qualitative indicators such as watchlists and other indicators of historical delinquency, credit weakness or financial difficulty. The use of internal credit ratings and qualitative indicators ensures alignment between the assessment of staging and the Group's management of credit risk which utilises these internal metrics within distinct retail and commercial portfolio risk management practices. However, unless identified at an earlier stage, the credit risk of financial assets is deemed to have increased significantly when more than 30 days past due. The use of a payment holiday in and of itself has not been judged to indicate a significant increase in credit risk, with the underlying long-term credit risk deemed to be driven by economic conditions and captured through the use of forward-looking models. These portfolio-level models are capturing the anticipated volume of increased defaults and therefore an appropriate assessment of staging and expected credit loss. Where the credit risk subsequently improves such that it no longer represents a significant increase in credit risk since initial recognition, the asset is transferred back to Stage 1.

Assets are transferred to Stage 3 when they have defaulted or are otherwise considered to be credit-impaired. Default is considered to have occurred when there is evidence that the customer is experiencing financial difficulty which is likely to affect significantly the ability to repay the amount due. IFRS 9 contains a rebuttable presumption that default occurs no later than when a payment is 90 days past due which the Group now uses for all its products following changes to the definition of default for UK mortgages on 1 January 2022. In addition, other indicators of mortgage default are added including end-of-term payments on past due interest-only accounts and loans considered non-performing due to recent arrears or forbearance. The use of payment holidays is not considered to be an automatic trigger of regulatory default and therefore does not automatically trigger Stage 3. Days past due will also not accumulate on any accounts that have taken a payment holiday including those already past due.

Note 2: Accounting policies continued

In certain circumstances, the Group will renegotiate the original terms of a customer's loan, either as part of an ongoing customer relationship or in response to adverse changes in the circumstances of the borrower. In the latter circumstances, the loan will remain classified as either Stage 2 or Stage 3 until the credit risk has improved such that it no longer represents a significant increase since origination (for a return to Stage 1), or the loan is no longer credit-impaired (for a return to Stage 2). On renegotiation the gross carrying amount of the loan is recalculated as the present value of the renegotiated or modified contractual cash flows, which are discounted at the original effective interest rate. Renegotiation may also lead to the loan and associated allowance being derecognised and a new loan being recognised initially at fair value.

Purchased or originated credit-impaired financial assets (POCI) include financial assets that are purchased or originated at a deep discount that reflects incurred credit losses. At initial recognition, POCI assets do not carry an impairment allowance; instead, lifetime expected credit losses are incorporated into the calculation of the effective interest rate. All changes in lifetime expected credit losses subsequent to the assets' initial recognition are recognised as an impairment charge.

A loan or advance is normally written off, either partially or in full, against the related allowance when the proceeds from realising any available security have been received or there is no realistic prospect of recovery and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of impairment losses recorded in the income statement. For both secured and unsecured retail balances, the write-off takes place only once an extensive set of collections processes has been completed, or the status of the account reaches a point where policy dictates that continuing attempts to recover are no longer appropriate. For commercial lending, a write-off occurs if the loan facility with the customer is restructured, the asset is under administration and the only monies that can be received are the amounts estimated by the administrator, the underlying assets are disposed and a decision is made that no further settlement monies will be received, or external evidence (for example, third party valuations) is available that there has been an irreversible decline in expected cash flows.

(I) Property, plant and equipment

Property, plant and equipment (other than investment property) is included at cost less accumulated depreciation. The value of land (included in premises) is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate the difference between the cost and the residual value over their estimated useful lives, as follows: the shorter of 50 years and the remaining period of the lease for freehold/long and short leasehold premises; the shorter of 10 years and, if lease renewal is not likely, the remaining period of the lease for leasehold improvements; 10 to 20 years for fixtures and furnishings; and 2 to 8 years for other equipment and motor vehicles.

The assets' residual values and useful lives are reviewed and, if appropriate, revised at each balance sheet date.

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In assessing the recoverable amount of assets the Group considers the effects of potential or actual changes in legislation, customer behaviour, climate-related risks and other factors on the asset's CGU. In the event that an asset's CGU carrying amount is determined to be greater than its recoverable amount the asset is written down immediately.

Investment property comprises freehold and long leasehold land and buildings that are held either to earn rental income or for capital accretion or both. In accordance with the guidance published by the Royal Institution of Chartered Surveyors, investment property is carried at fair value based on current prices for similar properties, adjusted for the specific characteristics of the property (such as location or condition). If this information is not available, the Group uses alternative valuation methods such as discounted cash flow projections or recent prices in less active markets. These valuations are reviewed at least annually by independent professionally qualified valuers. Investment property being redeveloped for continuing use as investment property, or for which the market has become less active, continues to be valued at fair value.

(J) Leases

Under IFRS 16, a lessor is required to determine whether a lease is a finance or operating lease. A lessee is not required to make this determination.

(1) As lessor

Assets leased to customers are classified as finance leases if the lease agreements transfer substantially all of the risks and rewards of ownership to the lessee but not necessarily legal title. All other leases are classified as operating leases. When assets are subject to finance leases, the present value of the lease payments, together with any unguaranteed residual value, is recognised as a receivable, net of allowances for expected credit losses and residual value impairment, within loans and advances to banks and customers. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance lease income. Finance lease income is recognised in interest income over the term of the lease using the net investment method (before tax) so as to give a constant rate of return on the net investment in the lease. Unguaranteed residual values are reviewed regularly to identify any impairment.

Operating lease assets are included within other assets at cost and depreciated over their estimated useful lives. The depreciation charge is based on the asset's residual value and the life of the lease. Operating lease rental income is recognised on a straight-line basis over the life of the lease.

The Group evaluates non-lease arrangements such as outsourcing and similar contracts to determine if they contain a lease which is then accounted for separately.

(2) As lessee

Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Group's incremental borrowing rate appropriate for the right-of-use asset arising from the lease, and the liability recognised within other liabilities.

Lease payments are allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and small items of office furniture.

Note 2: Accounting policies continued

(K) Employee benefits

Short-term employee benefits, such as salaries, paid absences, performance-based cash awards and social security costs, are recognised over the period in which the employees provide the related services.

(1) Pension schemes

The Group operates a number of post-retirement benefit schemes for its employees including both defined benefit and defined contribution pension plans. A defined benefit scheme is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, dependent on one or more factors such as age, years of pensionable service and pensionable salary. A defined contribution plan is a pension plan into which the Group pays fixed contributions; there is no legal or constructive obligation to pay further contributions.

(i) Defined benefit schemes

Scheme assets are included at their fair value and scheme liabilities are measured on an actuarial basis using the projected unit credit method. The defined benefit scheme liabilities are discounted using rates equivalent to the market yields at the balance sheet date on high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. The Group's income statement charge includes the current service cost of providing pension benefits, past service costs, net interest expense (income), and plan administration costs that are not deducted from the return on plan assets. Past service costs, which represents the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment, are recognised when the plan amendment or curtailment occurs. Net interest expense (income) is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset.

Remeasurements, comprising actuarial gains and losses, the return on plan assets (excluding amounts included in net interest expense (income) and net of the cost of managing the plan assets), and the effect of changes to the asset ceiling (if applicable) are reflected immediately in the balance sheet with a charge or credit recognised in other comprehensive income in the period in which they occur. Remeasurements recognised in other comprehensive income are reflected immediately in retained profits and will not subsequently be reclassified to profit or loss.

The Group's balance sheet includes the net surplus or deficit, being the difference between the fair value of scheme assets and the discounted value of scheme liabilities at the balance sheet date. Surpluses are only recognised to the extent that they are recoverable through reduced contributions in the future or through refunds from the schemes. In assessing whether a surplus is recoverable, the Group considers (i) its current right to obtain a refund or a reduction in future contributions and (ii) the rights of other parties existing at the balance sheet date. In determining the rights of third parties existing at the balance sheet date, the Group does not anticipate any future acts by other parties.

(ii) Defined contribution schemes

The costs of the Group's defined contribution plans are charged to the income statement in the period in which they fall due.

(2) Share-based compensation

Lloyds Banking Group operates a number of equity-settled, share-based compensation plans in respect of services received from certain of its employees. The value of the employee services received in exchange for equity instruments granted under these plans is recognised as an expense over the vesting period of the instruments, with a corresponding increase in equity. This expense is determined by reference to the fair value of the number of equity instruments that are expected to vest. The fair value of equity instruments granted is based on market prices, if available, at the date of grant. In the absence of market prices, the fair value of the instruments at the date of grant is estimated using an appropriate valuation technique, such as a Black–Scholes option pricing model or a Monte Carlo simulation. The determination of fair values excludes the impact of any non-market vesting conditions, which are included in the assumptions used to estimate the number of options that are expected to vest. At each balance sheet date, this estimate is reassessed and if necessary revised. Any revision of the original estimate is recognised in the income statement, together with a corresponding adjustment to equity. Cancellations by employees of contributions to the Group's Save As You Earn plans are treated as non-vesting conditions and the Group recognises, in the year of cancellation, the amount of the expense that would have otherwise been recognised over the remainder of the vesting period. Modifications are assessed at the date of modification and any incremental charges are charged to the income statement.

(L) Taxation

Tax expense comprises current and deferred tax. Current and deferred tax are charged or credited in the income statement except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period, outside the income statement (either in other comprehensive income, directly in equity, or through a business combination), in which case the tax appears in the same statement as the transaction that gave rise to it. The tax consequences of the Group's dividend payments (including distributions on other equity instruments), if any, are charged or credited to the statement in which the profit distributed originally arose.

Current tax is the amount of corporate income taxes expected to be payable or recoverable based on the profit for the period as adjusted for items that are not taxable or not deductible, and is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date.

Current tax includes amounts provided in respect of uncertain tax positions when management expects that, upon examination of the uncertainty by His Majesty's Revenue and Customs (HMRC) or other relevant tax authority, it is more likely than not that an economic outflow will occur. Provisions reflect management's best estimate of the ultimate liability based on their interpretation of tax law, precedent and guidance, informed by external tax advice as necessary. Changes in facts and circumstances underlying these provisions are reassessed at each balance sheet date, and the provisions are remeasured as required to reflect current information.

Deferred tax is recognised on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the balance sheet. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the balance sheet date, and which are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 2: Accounting policies continued

Deferred tax liabilities are generally recognised for all taxable temporary differences but not recognised for taxable temporary differences arising on investments in subsidiaries where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax liabilities are not recognised on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets are recognised to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilised, and are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognised in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination. Deferred tax is not discounted.

(M) Foreign currency translation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). Foreign currency transactions are translated into the appropriate functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when recognised in other comprehensive income as qualifying cash flow or net investment hedges. Non-monetary assets that are measured at fair value are translated using the exchange rate at the date that the fair value was determined. Translation differences on equities and similar non-monetary items held at fair value through profit and loss are recognised in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets measured at fair value through other comprehensive income, such as equity shares, are included in the fair value reserve in equity unless the asset is a hedged item in a fair value hedge.

The results and financial position of all Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on the acquisition of a foreign entity, are translated into Sterling at foreign exchange rates ruling at the balance sheet date; and the income and expenses of foreign operations are translated into Sterling at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions, in which case income and expenses are translated at the dates of the transactions.

Foreign exchange differences arising on the translation of a foreign operation are recognised in other comprehensive income and accumulated in a separate component of equity together with exchange differences arising from the translation of borrowings and other currency instruments designated as hedges of such investments (see (F)(3) above). On disposal or liquidation of a foreign operation, the cumulative amount of exchange differences relating to that foreign operation is reclassified from equity and included in determining the profit or loss arising on disposal or liquidation.

(N) Provisions and contingent liabilities

Provisions are recognised in respect of present obligations arising from past events where it is probable that outflows of resources will be required to settle the obligations and they can be reliably estimated.

Contingent liabilities are possible obligations whose existence depends on the outcome of uncertain future events or those present obligations where the outflows of resources are uncertain or cannot be measured reliably. Contingent liabilities are not recognised in the financial statements but are disclosed unless they are remote.

Provision is made for expected credit losses in respect of irrevocable undrawn loan commitments and financial guarantee contracts (see (H) above).

(O) Share capital

Incremental costs directly attributable to the issue of new shares or options or to the acquisition of a business are shown in equity as a deduction, net of tax, from the proceeds. Dividends paid on the Group's ordinary shares are recognised as a reduction in equity in the period in which they are paid.

(P) Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise cash and non-mandatory deposits held with central banks, mandatory deposits held with central banks in demand accounts and amounts due from banks with an original maturity of less than three months that are available to finance the Group's day-to-day operations.

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 3: Critical accounting judgements and key sources of estimation uncertainty

The preparation of the Group's financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In preparing the financial statements, the Group has considered the impact of climate-related risks on its financial position and performance. While the effects of climate change represent a source of uncertainty, the Group does not consider there to be a material impact on its judgements and estimates from the physical, transition and other climate-related risks in the short term.

The significant judgements, apart from those involving estimation, made by management in applying the Group's accounting policies in these financial statements (critical judgements) and the key sources of estimation uncertainty that may have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year (key sources of estimation uncertainty), which together are considered critical to the Group's results and financial position, are as follows:

- Retirement benefit obligations (note 11)
- Uncertain tax positions (note 14)
- Fair value of financial instruments (note 16)
- Allowance for expected credit losses (note 19)
- Regulatory and legal provisions (note 26)

Consideration of climate change

Financial statement preparation includes the consideration of the impact of climate change on the Group's financial statements. There has been no material impact identified on the financial reporting judgements and estimates. In particular, the directors considered the impact of climate change in respect of the:

- Going concern of the Group for a period of at least 12 months from the date of approval of the financial statements
- Assessment of impairment of non-financial assets including goodwill
- Carrying value and useful economic lives of property, plant and equipment
- Fair value of financial assets and liabilities. These are generally based on market indicators which include the market's assessment of climate risk
- Initial assessments on expected credit loss, focussing on specific climate-related macroeconomic, physical and transition risk impacts on credit quality at a sector and segment level
- Forecasting of the Group's future UK taxable profits, which impacts deferred tax recognition

Whilst there is currently no material short-term impact of climate change expected, the Group acknowledges the long-term nature of climate risk and continues to monitor and assess climate risks highlighted in the risk management section on **pages 31 to 33**.

Note 4: Segmental analysis

The Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The Group Executive Committee (GEC) of the Lloyds Banking Group has been determined to be the chief operating decision-maker, as defined by IFRS 8 *Operating Segments*, for the Group. The Group's operating segments reflect its organisational and management structures. The GEC reviews the Group's internal reporting based around these segments in order to assess performance and allocate resources. They consider interest income and expense on a net basis and consequently the total interest income and expense for all reportable segments is presented net. The segments are differentiated by the type of products provided and by whether the customers are individuals or corporate entities.

The Group has two operating and reportable segments: Retail and Commercial Banking:

- Retail offers a broad range of financial services products to personal customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions
- Commercial Banking serves small and medium businesses and corporate and institutional clients, providing lending, transactional banking, working capital management, debt financing and risk management services

Other comprises income and expenditure not attributed to the Group's operating segments. These amounts include the costs of certain central and head office functions.

Inter-segment services are generally recharged at cost, although some attract a margin. Inter-segment lending and deposits are generally entered into at market rates, except that non-interest bearing balances are priced at a rate that reflects the external yield that could be earned on such funds.

For the majority of those derivative contracts entered into by business units for risk management purposes, the business unit recognises the net interest income or expense on an accrual accounting basis and transfers the remainder of the movement in the fair value of the derivative to the central function where the resulting accounting volatility is managed where possible through the establishment of hedge accounting relationships. Any change in fair value of the hedged instrument attributable to the hedged risk is also recorded within the central function. This allocation of the fair value of the derivative and change in fair value of the hedged instrument attributable to the hedged risk avoids accounting asymmetry in segmental results and leads to accounting volatility, which is managed centrally and reported within Other.

Note 4: Segmental analysis continued

Year ended 31 December 2023	Retail £m	Commercial Banking £m	Other £m	Group £m
Net interest income	9,651	3,675	383	13,709
Other income	2,157	1,054	1,447	4,658
Total income	**11,808**	**4,729**	**1,830**	**18,367**
Operating expenses	(7,031)	(2,278)	(1,659)	(10,968)
Impairment (charge) credit	(831)	483	5	(343)
Profit before tax	**3,946**	**2,934**	**176**	**7,056**
External income	12,805	5,788	(226)	18,367
Inter-segment (expense) income	(997)	(1,059)	2,056	–
Total income	**11,808**	**4,729**	**1,830**	**18,367**
External assets	376,589	90,301	138,515	605,405
External liabilities	313,232	138,835	112,907	564,974
Analysis of other income:				
Net fee and commission income	618	822	(88)	1,352
Operating lease rental income	1,373	10	–	1,383
Gains less losses on disposal of financial assets at fair value through other comprehensive income	–	–	(140)	(140)
Other income	166	222	1,675	2,063
Other income	**2,157**	**1,054**	**1,447**	**4,658**
Other items reflected in income statement above:				
Depreciation and amortisation	1,927	408	516	2,851
Defined benefit scheme credit	–	–	(79)	(79)
Non-income statement items:				
Additions to fixed assets	3,294	86	1,583	4,963

Notes to the consolidated financial statements continued
for the year ended 31 December

Note 4: Segmental analysis continued

Year ended 31 December 2022	Retail £m	Commercial Banking £m	Other £m	Group £m
Net interest income	9,746	3,227	132	13,105
Other income	1,684	947	1,009	3,640
Total income	**11,430**	**4,174**	**1,141**	**16,745**
Operating expenses	(5,696)	(2,207)	(1,296)	(9,199)
Impairment (charge) credit	(1,373)	(471)	392	(1,452)
Profit before tax	**4,361**	**1,496**	**237**	**6,094**
External income	11,996	3,375	1,374	16,745
Inter-segment (expense) income	(566)	799	(233)	–
Total income	**11,430**	**4,174**	**1,141**	**16,745**
External assets	372,585	89,536	154,807	616,928
External liabilities	314,051	140,923	122,895	577,869
Analysis of other income:				
Net fee and commission income	555	822	(126)	1,251
Operating lease rental income	1,065	12	–	1,077
Gains less losses on disposal of financial assets at fair value through other comprehensive income	–	–	(76)	(76)
Other income	64	113	1,211	1,388
Other income	**1,684**	**947**	**1,009**	**3,640**
Other items reflected in income statement above:				
Depreciation and amortisation	1,216	195	937	2,348
Defined benefit scheme charge	72	28	25	125
Non-income statement items:				
Additions to fixed assets	2,146	94	1,464	3,704

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 4: Segmental analysis continued

Year ended 31 December 2021	Retail £m	Commercial Banking £m	Other £m	Group £m
Net interest income	8,515	2,479	42	11,036
Other income	1,596	918	1,123	3,637
Total income	10,111	3,397	1,165	14,673
Operating expenses	(5,878)	(2,732)	(1,596)	(10,206)
Impairment credit	447	869	2	1,318
Profit (loss) before tax	4,680	1,534	(429)	5,785
External income	11,200	3,172	301	14,673
Inter-segment (expense) income	(1,089)	225	864	–
Total income	10,111	3,397	1,165	14,673
External assets	364,375	85,806	152,668	602,849
External liabilities	312,578	145,273	104,226	562,077
Analysis of other income:				
Net fee and commission income	452	801	–	1,253
Operating lease rental income	1,046	13	–	1,059
Gains less losses on disposal of financial assets at fair value through other comprehensive income	–	–	(116)	(116)
Other income	98	104	1,239	1,441
Other income	1,596	918	1,123	3,637
Other items reflected in income statement above:				
Depreciation and amortisation	1,525	273	979	2,777
Defined benefit scheme charge	89	29	118	236
Non-income statement items:				
Additions to fixed assets	1,922	168	1,012	3,102

Geographical areas

The Group's operations are predominantly UK-based and as a result an analysis between UK and non-UK activities is not provided.

Note 5: Net interest income

	2023 £m	2022 £m	2021 £m
Interest income:			
Loans and advances to banks	3,096	846	70
Loans and advances to customers	18,992	13,789	12,241
Reverse repurchase agreements	1,866	835	93
Debt securities	495	145	74
Financial assets held at amortised cost	24,449	15,615	12,478
Financial assets at fair value through other comprehensive income	851	947	442
Total interest income[1]	25,300	16,562	12,920
Interest expense:			
Deposits from banks	(131)	(78)	(66)
Customer deposits	(6,045)	(1,083)	(386)
Repurchase agreements	(2,397)	(827)	(22)
Debt securities in issue at amortised cost[2]	(2,595)	(1,075)	(746)
Lease liabilities	(28)	(27)	(30)
Subordinated liabilities	(395)	(367)	(634)
Total interest expense	(11,591)	(3,457)	(1,884)
Net interest income	13,709	13,105	11,036

1 Includes £885 million (2022: £711 million; 2021: £733 million) in respect of finance lease receivables.
2 The impact of the Group's hedging arrangements is included on this line.

Net interest income also includes a debit of £1,517 million (2022: credit of £1 million; 2021: credit of £584 million) transferred from the cash flow hedging reserve (see note 29).

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 6: Net fee and commission income

Year ended 31 December 2023	Retail £m	Commercial Banking £m	Other £m	Total £m
Fee and commission income:				
Current accounts	406	214	–	620
Credit and debit card fees	800	459	–	1,259
Commercial banking fees	–	191	–	191
Factoring	–	75	–	75
Other fees and commissions	85	171	55	311
Total fee and commission income	1,291	1,110	55	2,456
Fee and commission expense	(673)	(288)	(143)	(1,104)
Net fee and commission income	**618**	**822**	**(88)**	**1,352**

Year ended 31 December 2022	Retail £m	Commercial Banking £m	Other £m	Total £m
Fee and commission income:				
Current accounts	420	222	–	642
Credit and debit card fees	734	456	–	1,190
Commercial banking fees	–	196	–	196
Factoring	–	79	–	79
Other fees and commissions	66	149	30	245
Total fee and commission income	1,220	1,102	30	2,352
Fee and commission expense	(665)	(280)	(156)	(1,101)
Net fee and commission income	**555**	**822**	**(126)**	**1,251**

Year ended 31 December 2021	Retail £m	Commercial Banking £m	Other £m	Total £m
Fee and commission income:				
Current accounts	425	209	–	634
Credit and debit card fees	533	345	–	878
Commercial banking fees	–	247	37	284
Factoring	–	76	–	76
Other fees and commissions	65	171	87	323
Total fee and commission income	1,023	1,048	124	2,195
Fee and commission expense	(571)	(247)	(124)	(942)
Net fee and commission income	**452**	**801**	**–**	**1,253**

Fees and commissions which are an integral part of the effective interest rate form part of net interest income shown in note 5. Fees and commissions relating to instruments that are held at fair value through profit or loss are included within net trading income shown in note 7.

In determining the disaggregation of fees and commissions the Group has considered how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors, including those that are impacted by climate-related factors. It has determined that the above disaggregation by product type provides useful information that does not aggregate items that have substantially different characteristics and is not too detailed.

At 31 December 2023, the Group held on its balance sheet £100 million (31 December 2022: £99 million) in respect of services provided to customers and £62 million (31 December 2022: £63 million) in respect of amounts received from customers for services to be provided after the balance sheet date. Current unsatisfied performance obligations amount to £165 million (31 December 2022: £138 million); the Group expects to receive substantially all of this revenue by 2025.

Income recognised during the year included £30 million (2022: £5 million) in respect of amounts included in the contract liability balance at the start of the year and £nil (2022: £nil) in respect of amounts from performance obligations satisfied in previous years.

The most significant performance obligations undertaken by the Group are in respect of current accounts, the provision of other banking services for commercial customers and credit and debit card services.

In respect of current accounts, the Group receives fees for the provision of bank account and transaction services such as ATM services, fund transfers, overdraft facilities and other value-added offerings.

For commercial customers, alongside its provision of current accounts, the Group provides other corporate banking services including factoring and commitments to provide loan financing. Loan commitment fees are included in fees and commissions where the loan is not expected to be drawn down by the customer.

The Group receives interchange and merchant fees, together with fees for overseas use and cash advances, for provision of card services to cardholders and merchants.

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 7: Net trading income

	2023 £m	2022 £m	2021 £m
Net gains (losses) on financial assets and liabilities at fair value through profit or loss:			
Net gains (losses) on financial instruments held for trading	295	(24)	94
Net gains on other financial instruments mandatorily held at fair value through profit or loss	64	10	17
Net losses on financial liabilities designated at fair value through profit or loss	(342)	(153)	(65)
	17	(167)	46
Foreign exchange	368	347	339
Investment property losses	(1)	–	–
Net trading income	**384**	180	385

1   Includes hedge ineffectiveness in respect of fair value hedges (2023: loss of £264 million; 2022: loss of £21 million; 2021: gain of £195 million) and cash flow hedges (2023: gain of £17 million; 2022: loss of £6 million; 2021: loss of £58 million).

Note 8: Other operating income

	2023 £m	2022 £m	2021 £m
Operating lease rental income	1,383	1,077	1,059
Net gains (losses) on disposal of financial assets at fair value through other comprehensive income (note 29)	(140)	(76)	(116)
Liability management	–	(21)	(39)
Gain on disposal of business[1]	191	–	–
Intercompany recharges and other	1,488	1,229	1,095
Total other operating income	**2,922**	2,209	1,999

1   On 1 November 2023 the Group sold Halifax Share Dealing Limited to a fellow Lloyds Banking Group undertaking.

Note 9: Operating expenses

	2023 £m	2022 £m	2021 £m
Staff costs:			
Salaries and social security costs[1]	3,389	3,081	2,832
Pensions and other retirement benefit schemes (note 11)	335	439	523
Restructuring and other staff costs	538	333	337
	4,262	3,853	3,692
Premises and equipment costs[2]	411	292	215
Depreciation and amortisation[3]	2,851	2,348	2,777
Other expenses:			
Regulatory and legal provisions (note 26)	661	225	1,177
Other	2,783	2,481	2,345
	3,444	2,706	3,522
Total operating expenses	**10,968**	9,199	10,206

1   Including social security costs of £347 million (2022: £322 million; 2021: 290 million).
2   Net of profits on disposal of operating lease assets of £93 million (2022: £197 million; 2021: £249 million).
3   Comprising depreciation in respect of premises £107 million (2022: £112 million; 2021: £121 million), equipment £385 million (2022: £558 million; 2021: £777 million), operating lease assets £1,070 million (2022: £570 million; 2021: £709 million) and right-of-use assets £203 million (2022: £213 million; 2021: £216 million).

Average headcount

The average number of persons on a headcount basis employed by the Group during the year was as follows:

	2023	2022	2021
UK	64,844	62,062	63,649
Overseas	555	487	512
Total	**65,399**	62,549	64,161

Note 10: Share-based payments

During the year ended 31 December 2023 Lloyds Banking Group plc operated a number of share-based payment schemes for which employees of the Lloyds Bank Group were eligible and all of which are mainly equity settled. Details of all schemes operated by Lloyds Banking Group are set out below; these are managed and operated on a Lloyds Banking Group-wide basis. The amount charged to the Group's income statement in respect of Lloyds Banking Group share-based payment schemes, and which is included within staff costs (note 9), was £302 million (2022: £351 million; 2021: £229 million).

During the year ended 31 December 2023 the Lloyds Banking Group operated the following share-based payment schemes, all of which are mainly equity settled.

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 10: Share-based payments continued

Lloyds Banking Group Performance Share plan

The Lloyds Banking Group operates a Group Performance Share plan that is part equity settled. Bonuses in respect of employee service in 2023 have been recognised in the charge in line with the proportion of the deferral period completed.

Save-As-You-Earn schemes

Eligible employees may enter into contracts through the Save-As-You-Earn (SAYE) schemes to save up to £500 per month and, at the expiry of a fixed term of three years, have the option to use these savings within six months of the expiry of the fixed term to acquire shares in the Lloyds Banking Group at a discounted price of no less than 90 per cent of the market price at the start of the invitation period.

Movements in the number of share options outstanding under the SAYE schemes are set out below:

	2023		2022	
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	1,256,918,075	31.30	1,180,563,291	30.63
Granted	287,984,574	38.55	217,611,519	39.38
Exercised	(164,709,399)	38.55	(23,359,526)	37.75
Forfeited	(12,862,726)	31.78	(20,961,259)	29.20
Cancelled	(45,807,000)	37.65	(47,687,607)	33.88
Expired	(10,318,376)	38.25	(49,248,343)	46.29
Outstanding at 31 December	**1,311,205,148**	**31.70**	1,256,918,075	31.30
Exercisable at 31 December	**410,368**	**39.87**	263,302	47.92

The weighted average share price at the time that the options were exercised during 2023 was £0.48 (2022: £0.49). The weighted average remaining contractual life of options outstanding at the end of the year was 1.58 years (2022: 1.88 years).

The weighted average fair value of SAYE options granted during 2023 was £0.09 (2022: £0.07). The fair values of the SAYE options have been determined using a standard Black-Scholes model.

Other share option plans

Executive Share Plans - buyout and retention awards

Share options may be granted to senior employees under the Lloyds Banking Group Executive Share Plan 2003, Lloyds Banking Group Executive Group Ownership Share Plan and Deferred Bonus Scheme 2021 specifically to facilitate recruitment (to compensate new recruits for any lost share awards), and also to make grants to key individuals for retention purposes. In some instances, grants may be made subject to individual performance conditions.

Participants are not entitled to any dividends paid during the vesting period.

	2023		2022	
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	20,466,471	Nil	14,032,762	Nil
Granted	15,198,717	Nil	10,278,224	Nil
Exercised	(8,739,497)	Nil	(3,333,322)	Nil
Vested	(765,247)	Nil	–	Nil
Forfeited	(8,216)	Nil	(33,409)	Nil
Lapsed	(20,973)	Nil	(477,784)	Nil
Outstanding at 31 December	**26,131,255**	**Nil**	20,466,471	Nil
Exercisable at 31 December	**1,148,770**	**Nil**	1,638,202	Nil

The weighted average fair value of options granted in the year was £0.41 (2022: £0.44). The fair values of options granted have been determined using a standard Black-Scholes model. The weighted average share price at the time that the options were exercised during 2023 was £0.46 (2022: £0.46). The weighted average remaining contractual life of options outstanding at the end of the year was 6.3 years (2022: 6.0 years).

Included in the above are awards to the Group Chief Executive.

William Chalmers joined the Group on 3 June 2019 and was appointed as Chief Financial Officer on 1 August 2019. He was granted deferred share awards over 4,086,632 shares, to replace unvested awards from his former employer, Morgan Stanley, that were forfeited as a result of him joining the Lloyds Banking Group. The final tranche was exercised in 2022 and no options were outstanding for 2023.

	2023 Number of shares	2022 Number of shares
Outstanding at 1 January	–	686,085
Exercised	–	(686,085)
Outstanding at 31 December	**–**	–

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 10: Share-based payments continued

Charlie Nunn joined the Group on 16 August 2021 as Group Chief Executive. He was granted deferred share awards over 8,301,708 shares to replace unvested awards from his former employer, HSBC, that were forfeited as a result of him joining the Lloyds Banking Group.

	2023 Number of shares	2022 Number of shares
Outstanding at 1 January	6,585,447	7,444,787
Exercised	(1,247,548)	(859,340)
Outstanding at 31 December	**5,337,899**	6,585,447

Other share plans

Lloyds Banking Group Executive Group Ownership Share Plan

The plan, introduced in 2006, is aimed at delivering shareholder value by linking the receipt of shares to an improvement in the performance of the Lloyds Banking Group over a three-year period. Awards are made within limits set by the rules of the plan, with the limits determining the maximum number of shares that can be awarded equating to three times annual salary. In exceptional circumstances this may increase to four times annual salary.

At the end of the performance period for the 2021 grant, the targets had not been fully met and therefore these awards vested in 2023 at a rate of 43.70 per cent.

The Executive Group Ownership awards were replaced by Long Term Share Plan awards in 2021.

	2023 Number of shares	2022 Number of shares
Outstanding at 1 January	202,394,509	350,873,627
Vested	(66,555,435)	(50,703,778)
Forfeited	(96,034,781)	(98,741,356)
Dividend award	–	966,016
Outstanding at 31 December	**39,804,293**	202,394,509

Lloyds Banking Group Long Term Share Plan

The plan, introduced in 2021, replaced the Lloyds Banking Executive Group Ownership Share Plan and is intended to provide alignment to the Group's aim of delivering sustainable returns to shareholders, supported by its values and behaviours.

The awards in respect of the 2021 grant are due to vest in 2024 at a rate of 100 per cent.

	2023 Number of shares	2022 Number of shares
Outstanding at 1 January	171,947,743	77,883,068
Granted	108,551,439	108,513,202
Forfeited	(18,089,793)	(14,448,527)
Outstanding at 31 December	**262,409,389**	171,947,743

The weighted average fair value of awards granted in the year was £0.42 (2022: £0.36).

Assumptions at 31 December 2023

The fair value calculations at 31 December 2023 for grants made in the year, using Black-Scholes models and Monte Carlo simulation, are based on the following assumptions:

	SAYE	Executive Share Plans	Long Term Share Plan
Weighted average risk-free interest rate	4.52%	4.36%	3.71%
Weighted average expected life	3.3 years	1.9 years	3.6 years
Weighted average expected volatility	28%	30%	34%
Weighted average expected dividend yield	6.0%	6.0%	6.0%
Weighted average share price	£0.44	£0.46	£0.52
Weighted average exercise price	£0.39	Nil	Nil

Expected volatility is a measure of the amount by which the Lloyds Banking Group's shares are expected to fluctuate during the life of an option. The expected volatility is estimated based on the historical volatility of the closing daily share price over the most recent period that is commensurate with the expected life of the option. The historical volatility is compared to the implied volatility generated from market traded options in the Lloyds Banking Group's shares to assess the reasonableness of the historical volatility and adjustments made where appropriate.

Notes to the consolidated financial statements continued
for the year ended 31 December

Note 10: Share-based payments continued
Share Incentive Plans
Matching shares

The Lloyds Banking Group undertakes to match shares purchased by employees up to the value of £45 per month; these matching shares are held in trust for a mandatory period of three years on the employee's behalf, during which period the employee is entitled to any dividends paid on such shares. The award is subject to a non-market based condition: if an employee leaves within this three-year period for other than a 'good' reason, all of the matching shares are forfeited. Similarly, if the employees sell their purchased shares within three years, their matching shares are forfeited.

The number of shares awarded relating to matching shares in 2023 was 43,945,238 (2022: 43,378,504), with an average fair value of £0.46 (2022: £0.45), based on market prices at the date of award.

Fixed share awards

Fixed share awards were introduced in 2014 in order to ensure that total fixed remuneration is commensurate with role and to provide a competitive reward package for certain Lloyds Banking Group employees, with an appropriate balance of fixed and variable remuneration, in line with regulatory requirements. The fixed share awards are delivered in Lloyds Banking Group plc shares, and were initially released over five years with 20 per cent being released each year following the year of award. From June 2020, the fixed share awards are released over three years with one third being released each year following the year of award. The number of shares purchased in relation to fixed share awards in 2023 was 1,790,243 (2022: 7,261,080) with an average fair value of £0.46 (2022: £0.47) based on market prices at the date of the award.

The fixed share award is not subject to any performance conditions, performance adjustment or clawback. On an employee leaving the Lloyds Banking Group, there is no change to the timeline for which shares will become unrestricted.

Since the beginning of 2023 the number of recipients of these awards has been reduced to the executive directors only.

Free shares

An award of shares may be made annually to employees up to a maximum of £3,600. The shares awarded are held in trust for a mandatory period of three years on the employee's behalf, during which period the employee is entitled to any dividends paid on such shares. The award is subject to a non-market based condition. If an employee leaves the Lloyds Banking Group within this three-year period for other than a 'good' reason, all of the shares awarded will be forfeited.

There have not been any awards made since 2021.

Note 11: Retirement benefit obligations
Critical accounting judgements and key sources of estimation uncertainty

Key sources of estimation uncertainty:	Discount rate applied to future cash flows
	Expected lifetime of the schemes' members
	Expected rate of future inflationary increases

The net asset recognised in the balance sheet at 31 December 2023 in respect of the Group's defined benefit pension scheme obligations was £3,532 million, comprising an asset of £3,624 million and a liability of £92 million (2022: a net asset of £3,732 million comprising an asset of £3,823 million and a liability of £91 million). The Group's accounting policy for its defined benefit pension scheme obligations is set out in note 2(K).

Income statement and balance sheet sensitivities to changes in the key sources of estimation uncertainty and other actuarial assumptions are provided in part (v).

	2023 £m	2022 £m	2021 £m
(Credit) charge to the income statement			
Defined benefit pension schemes	**(80)**	123	234
Other retirement benefit schemes	**1**	2	2
Total defined benefit schemes	**(79)**	125	236
Defined contribution pension schemes	**414**	314	287
Total charge to the income statement (note 9)	**335**	439	523

	2023 £m	2022 £m
Amounts recognised in the balance sheet		
Retirement benefit assets	**3,624**	3,823
Retirement benefit obligations	**(136)**	(126)
Total amounts recognised in the balance sheet	**3,488**	3,697

The total amounts recognised in the balance sheet relate to:

	2023 £m	2022 £m
Defined benefit pension schemes	**3,532**	3,732
Other retirement benefit schemes	**(44)**	(35)
Total amounts recognised in the balance sheet	**3,488**	3,697

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 11: Retirement benefit obligations continued

Pension schemes

Defined benefit schemes

(i)   Characteristics of and risks associated with the Group's schemes

The Group has established a number of defined benefit pension schemes in the UK and overseas. All significant schemes are based in the UK, with the three most significant being the main sections of the Lloyds Bank Pension Scheme No. 1, the Lloyds Bank Pension Scheme No. 2 and the HBOS Final Salary Pension Scheme. At 31 December 2023, these schemes represented 94 per cent of the Group's total gross defined benefit pension assets (2022: 94 per cent). These schemes provide retirement benefits calculated as a proportion of final pensionable salary depending upon the length of pensionable service; the minimum retirement age under the rules of the schemes at 31 December 2023 is generally 55, although certain categories of member are deemed to have a protected right to retire at 50.

The Group operates both funded and unfunded pension arrangements; the majority, including the three most significant schemes, are funded schemes in the UK. All of these UK funded schemes are operated as separate legal entities under trust law, are in compliance with the Pensions Act 2004 and are managed by a Trustee Board (the Trustee) whose role is to ensure that their scheme is administered in accordance with the scheme rules and relevant legislation, and to safeguard the assets in the best interests of all members and beneficiaries. The Trustee is solely responsible for setting investment policy and for agreeing funding requirements with the employer through the funding valuation process. The Board of Trustees must be composed of representatives of the scheme membership along with a combination of independent and employer appointed trustees to comply with legislation and scheme rules.

A valuation to determine the funding status of each scheme is carried out at least every three years, whereby scheme assets are measured at market value and liabilities (technical provisions) are measured using prudent assumptions. If a deficit is identified a recovery plan is agreed between the employer and the scheme Trustee and sent to the Pensions Regulator for review. The Group does not provide for these deficit contributions as the future economic benefits arising from these contributions are expected to be available to the Group. The Group's overseas defined benefit pension schemes are subject to local regulatory arrangements.

The Group has completed the triennial valuation of its main defined benefit pension schemes as at 31 December 2022. Following a fixed contribution of £800 million in the first half of 2023, a residual aggregate deficit of £250 million was agreed with the Trustee which the Group paid in December 2023. There will be no further deficit contributions, fixed or variable, for this triennial period (to 31 December 2025).

The deficit contributions are in addition to the regular contributions to meet benefits accruing over the year, and to cover the expenses of running the schemes. The Group expects to pay contributions of at least £0.1 billion to its defined benefit schemes in 2024.

During 2009, the Group made one-off contributions to the Lloyds Bank Pension Scheme No. 1 and Lloyds Bank Pension Scheme No. 2 in the form of interests in limited liability partnerships for each of the two schemes which hold assets to provide security for the Group's obligations to the two schemes. At 31 December 2023, the limited liability partnerships held assets of £6.2 billion. The limited liability partnerships are consolidated fully in the Group's balance sheet.

The Group has also established three private limited companies which hold assets to provide security for the Group's obligations to the HBOS Final Salary Pension Scheme, a section of the Lloyds Bank Pension Scheme No. 1 and the Lloyds Bank Offshore Pension Scheme. At 31 December 2023 these held assets of £4.1 billion in aggregate. The private limited companies are consolidated fully in the Group's balance sheet. The terms of these arrangements require the Group to maintain assets in these vehicles to agreed minimum values in order to secure obligations owed to the relevant Group pension schemes. The Group has satisfied this requirement during 2023.

The last funding valuations of other Group schemes were carried out on a number of different dates. In order to report the position under IAS 19 as at 31 December 2023, the most recent valuation results for all schemes have been updated by qualified independent actuaries. The funding valuations use a more prudent approach to setting the discount rate and more conservative longevity and inflation assumptions than the IAS 19 valuations.

In a judgment in 2018, the High Court confirmed the requirement to equalise the Guaranteed Minimum Pension (GMP) benefits of men and women accruing between 1990 and 1997 from contracting out of the State Earnings Related Pension Scheme. The Group recognised a past service cost of £108 million in respect of equalisation in 2018 and, following agreement of the detailed implementation approach with the Trustee, a further £33 million was recognised in 2019. A further hearing was held during 2020 which confirmed the extent of the Trustee's obligation to revisit past transfers out of the schemes. The amount of any additional liability as a result of this judgment is not considered likely to be material.

The Group is aware of the High Court ruling in the case of Virgin Media Ltd v NTL Pension Trustees II Ltd & Ors and is waiting for the outcome of the appeal, scheduled for 25 June 2024, and any additional hearings, as well as confirmation from the Government as to whether it will issue new regulations in response to this issue.

(ii)   Amounts in the financial statements

	2023 £m	2022 £m
Amount included in the balance sheet		
Present value of funded obligations	**(30,201)**	(28,965)
Fair value of scheme assets	**33,733**	32,697
Net amount recognised in the balance sheet	**3,532**	3,732

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 11: Retirement benefit obligations continued

	2023 £m	2022 £m
Net amount recognised in the balance sheet		
At 1 January	**3,732**	4,404
Net defined benefit pension credit (charge)	**80**	(123)
Actuarial (losses) gains on defined benefit obligation	**(1,304)**	17,222
Return on plan assets	**(318)**	(20,302)
Employer contributions	**1,342**	2,530
Exchange and other adjustments	**–**	1
At 31 December	**3,532**	3,732

	2023 £m	2022 £m
Movements in the defined benefit obligation		
At 1 January	**(28,965)**	(47,130)
Current service cost	**(88)**	(180)
Interest expense	**(1,394)**	(902)
Remeasurements:		
Actuarial gains – demographic assumptions	**153**	288
Actuarial losses – experience	**(1,067)**	(1,186)
Actuarial (losses) gains – financial assumptions	**(390)**	18,120
Benefits paid	**1,544**	2,048
Past service cost	**(5)**	(4)
Settlements	**–**	13
Exchange and other adjustments	**11**	(32)
At 31 December	**(30,201)**	(28,965)

	2023 £m	2022 £m
Analysis of the defined benefit obligation		
Active members	**(2,955)**	(3,088)
Deferred members	**(8,438)**	(8,515)
Dependants	**(1,572)**	(1,349)
Pensioners	**(17,236)**	(16,013)
At 31 December	**(30,201)**	(28,965)

	2023 £m	2022 £m
Changes in the fair value of scheme assets		
At 1 January	**32,697**	51,534
Return on plan assets excluding amounts included in interest income	**(318)**	(20,302)
Interest income	**1,602**	997
Employer contributions	**1,342**	2,530
Benefits paid	**(1,544)**	(2,048)
Settlements	**–**	(13)
Administrative costs paid	**(35)**	(34)
Exchange and other adjustments	**(11)**	33
At 31 December	**33,733**	32,697

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 11: Retirement benefit obligations continued

The (credit) expense recognised in the income statement for the year ended 31 December comprises:

	2023 £m	2022 £m	2021 £m
Current service cost	88	180	213
Net interest amount	(208)	(95)	(29)
Settlements	–	–	1
Past service cost – plan amendments	5	4	11
Plan administration costs incurred during the year	35	34	38
Total defined benefit pension (credit) expense	**(80)**	123	234

(iii) Composition of scheme assets

	2023			2022		
	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m
Debt instruments[1]:						
Fixed interest government bonds	5,657	–	5,657	3,007	–	3,007
Index-linked government bonds	16,105	–	16,105	15,497	–	15,497
Corporate and other debt securities	7,305	–	7,305	3,978	–	3,978
Asset-backed securities	4	–	4	–	–	–
	29,071	–	29,071	22,482	–	22,482
Pooled investment vehicles	613	8,361	8,974	2,730	15,863	18,593
Property	–	97	97	–	116	116
Equity instruments	23	62	85	7	47	54
Money market instruments, cash, derivatives and other assets and liabilities	466	(4,960)	(4,494)	1,069	(9,617)	(8,548)
At 31 December	**30,173**	**3,560**	**33,733**	26,288	6,409	32,697

1   Of the total debt instruments, £26,777 million (2022: £20,369 million) were investment grade (credit ratings equal to or better than 'BBB').

The assets of all of the funded plans are held independently of the Group's assets in separate trustee-administered funds.

The pension schemes' pooled investment vehicles comprise:

	2023 £m	2022 £m
Alternative credit funds	1,962	2,222
Bond and debt funds	571	354
Equity funds	1,674	1,421
Hedge and mutual funds	808	240
Infrastructure funds	1,147	1,193
Liquidity funds	1,585	11,527
Property funds	1,227	1,604
Other	–	32
At 31 December	**8,974**	18,593

The Trustee's approach to investment is focused on acting in the members' best financial interests, with the integration of ESG (environmental, social and governance) considerations into investment management processes and practices. This policy is reviewed annually (or more frequently as required) and has been shared with the schemes' investment managers for implementation.

Climate change is one of the risks the schemes manage given its potential financial impact on valuation of assets.

(iv) Assumptions

The principal actuarial and financial assumptions used in valuations of the defined benefit pension schemes were as follows:

	2023 %	2022 %
Discount rate	4.70	4.93
Rate of inflation:		
Retail Price Index (RPI)	2.96	3.13
Consumer Price Index (CPI)	2.47	2.69
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.73	2.84

Notes to the consolidated financial statements continued
for the year ended 31 December

Note 11: Retirement benefit obligations continued

On 25 November 2020 the Chancellor of the Exchequer announced the outcome of a consultation into a reform of the calculation of RPI. It is now expected that from 2030 RPI will be aligned with CPIH (the Consumer Price Index including owner occupiers' housing costs). To determine the RPI assumption a term-dependent inflation curve has been used adjusting for an assumed inflation risk premium. A gap of 130 basis points has been assumed between RPI and CPI in 2024 reducing to 120 basis points in 2025, 110 basis points in 2026 and 100 basis points from 2027 to 2030; thereafter a 10 basis point gap has been assumed.

	Men		Women	
	2023 Years	2022 Years	**2023 Years**	2022 Years
Life expectancy for member aged 60, on the valuation date	**26.7**	26.7	**28.7**	28.8
Life expectancy for member aged 60, 15 years after the valuation date	**27.8**	27.8	**29.8**	30.0

The mortality assumptions used in the UK scheme valuations are based on standard tables published by the Institute and Faculty of Actuaries which were adjusted in line with the actual experience of the relevant schemes. The table shows that a member retiring at age 60 at 31 December 2023 is assumed to live for, on average, 26.7 years for a male and 28.7 years for a female. In practice there will be much variation between individual members but these assumptions are expected to be appropriate across all members. It is assumed that younger members will live longer in retirement than those retiring now. This reflects the expectation that mortality rates will continue to fall over time as medical science and standards of living improve. To illustrate the degree of improvement assumed, the table also shows the life expectancy for members aged 45 now, when they retire in 15 years time at age 60. The Group uses the CMI mortality projections model and in line with actuarial industry recommendations has placed no weight on 2020 and 2021 mortality experience and 25 per cent weight on 2022 mortality experience.

(v) Amount, timing and uncertainty of future cash flows
Risk exposure of the defined benefit schemes
While the Group is not exposed to any unusual, entity-specific or scheme-specific risks in its defined benefit pension schemes, it is exposed to a number of significant risks, detailed below:

Inflation rate risk: The majority of the plans' benefit obligations are linked to inflation both in deferment and once in payment. Higher inflation will lead to higher liabilities although this will be materially offset by holdings of inflation-linked gilts and, in most cases, caps on the level of inflationary increases are in place to protect against extreme inflation.

Interest rate risk: The defined benefit obligation is determined using a discount rate derived from yields on AA-rated corporate bonds. A decrease in corporate bond yields will increase plan liabilities although this will be materially offset by an increase in the value of bond holdings and through the use of derivatives.

Longevity risk: The majority of the schemes' obligations are to provide benefits for the life of the members so increases in life expectancy will result in an increase in the plans' liabilities.

Investment risk: Scheme assets are invested in a diversified portfolio of debt securities, equities and other return-seeking assets. If the assets underperform the discount rate used to calculate the defined benefit obligation, it will reduce the surplus or increase the deficit. Volatility in asset values and the discount rate will lead to volatility in the net pension asset on the Group's balance sheet and in other comprehensive income. To a lesser extent this will also lead to volatility in the pension expense in the Group's income statement.

In addition, the schemes themselves are exposed to liquidity risk with the need to ensure that liquid assets held are sufficient to meet benefit payments as they fall due and there is sufficient collateral available to support their hedging activity.

The ultimate cost of the defined benefit obligations to the Group will depend upon actual future events rather than the assumptions made. The assumptions made are unlikely to be borne out in practice and as such the cost may be higher or lower than expected.

Sensitivity analysis
The effect of reasonably possible changes in key assumptions on the value of scheme liabilities and the resulting pension charge in the Group's income statement and on the net defined benefit pension scheme asset, for the Group's three most significant schemes, is set out below. The sensitivities provided assume that all other assumptions and the value of the schemes' assets remain unchanged, and are not intended to represent changes that are at the extremes of possibility. The calculations are approximate in nature and full detailed calculations could lead to a different result. It is unlikely that isolated changes to individual assumptions will be experienced in practice. Due to the correlation of assumptions, aggregating the effects of these isolated changes may not be a reasonable estimate of the actual effect of simultaneous changes in multiple assumptions.

	Effect of reasonably possible alternative assumptions			
	Increase (decrease) in the income statement charge		(Increase) decrease in the net defined benefit pension scheme surplus	
	2023 £m	2022 £m	**2023 £m**	2022 £m
Inflation (including pension increases)[1]:				
Increase of 0.1 per cent	**11**	13	**224**	251
Decrease of 0.1 per cent	**(12)**	(13)	**(235)**	(245)
Discount rate[2]:				
Increase of 0.1 per cent	**(22)**	(25)	**(355)**	(379)
Decrease of 0.1 per cent	**21**	24	**363**	388
Expected life expectancy of members:				
Increase of one year	**45**	38	**927**	745
Decrease of one year	**(46)**	(39)	**(946)**	(762)

1   At 31 December 2023, the assumed rate of RPI inflation is 2.96 per cent and CPI inflation 2.47 per cent (2022: RPI 3.13 per cent and CPI 2.69 per cent).
2   At 31 December 2023, the assumed discount rate is 4.70 per cent (2022: 4.93 per cent).

Notes to the consolidated financial statements continued
for the year ended 31 December

Note 11: Retirement benefit obligations continued

Sensitivity analysis method and assumptions
The sensitivity analysis above reflects the impact on the liabilities of the Group's three most significant schemes which account for over 90 per cent of the Group's defined benefit obligations. While differences in the underlying liability profiles for the remainder of the Group's pension arrangements mean that they may exhibit slightly different sensitivities to variations in these assumptions, the sensitivities provided above are indicative of the impact across the Group as a whole.

The inflation assumption sensitivity applies to the assumed rate of increase in both the Consumer Price Index (CPI) and the Retail Price Index (RPI), and includes the impact on the rate of increases to pensions, both before and after retirement. These pension increases are linked to inflation (either CPI or RPI) subject to certain minimum and maximum limits.

The sensitivity analysis (including the inflation sensitivity) does not include the impact of any change in the rate of salary increases as pensionable salaries have been frozen since 2 April 2014.

The life expectancy assumption has been applied by allowing for an increase/decrease in life expectation from age 60 of one year, based upon the approximate weighted average age for each scheme. While this is an approximate approach and will not give the same result as a one year increase in life expectancy at every age, it provides an appropriate indication of the potential impact on the schemes from changes in life expectancy.

There was no change in the methods and assumptions used in preparing the sensitivity analysis from the prior year.

Asset-liability matching strategies
The main schemes' assets are invested in a diversified portfolio. Whilst c.50 per cent are held to generate the long-term returns required to support the funding position of the schemes, the remainder is invested in liability-driven investment (LDI) strategies which hedge the material risk exposures of the schemes. The investment strategy is not static and will evolve to reflect the structure of liabilities within the schemes. Specific strategies for each pension plan are independently determined by the responsible governance body for each scheme and in consultation with the employer.

A significant goal of the strategies adopted by the schemes is to reduce volatility caused by changes in market expectations of interest rates and inflation. In the main schemes, this is achieved by investing scheme assets in bonds, primarily fixed interest gilts and index linked gilts, and by entering into interest rate and inflation swap arrangements. The assets in these LDI strategies represented 50 per cent of scheme assets at 31 December 2023.

These investments are structured to take into account the profile of scheme liabilities and actively managed to reflect both changing market conditions and changes to the liability profile. At 31 December 2023 the asset-liability matching strategy mitigated c.117 per cent of the liability sensitivity to interest rate movements and c.125 per cent of the liability sensitivity to inflation movements. In addition, a small amount of interest rate sensitivity arises through holdings of corporate and other debt securities. The higher level of hedging provides greater protection to the funding position of the schemes.

On 28 January 2020, the main schemes entered into a £10 billion longevity insurance arrangement to hedge part of the schemes' exposure to unexpected increases in life expectancy. This arrangement forms part of the schemes' investment portfolio and will provide income to the schemes in the event that pensions are paid out for longer than expected. The transaction was structured as a pass-through with Scottish Widows as the insurer, and onwards reinsurance to Pacific Life Re Limited.

On 28 January 2022, the Lloyds Bank Pension Scheme No. 1 entered into an additional £5.5 billion longevity insurance arrangement. The transaction is structured as a pass-through with Scottish Widows as the insurer, and onwards reinsurance to SCOR SE – UK Branch.

At 31 December 2023 the value of scheme assets included £(160) million representing the value of the longevity swaps (after allowing for the impact on the IAS 19 liabilities of the revisions to the base mortality assumptions).

In total the schemes have now hedged c.30 per cent of their longevity risk exposure.

Maturity profile of defined benefit obligation
The following table provides information on the weighted average duration of the defined benefit pension obligation and the distribution and timing of benefit payments:

	2023 Years	2022 Years
Duration of the defined benefit obligation	13	15

Maturity analysis of benefits expected to be paid:

	2023 £m	2022 £m
Within 12 months	1,697	1,409
Between 1 and 2 years	1,513	1,464
Between 2 and 5 years	4,886	4,678
Between 5 and 10 years	9,159	8,930
Between 10 and 15 years	9,176	9,296
Between 15 and 25 years	16,882	17,479
Between 25 and 35 years	12,343	12,720
Between 35 and 45 years	6,121	6,138
In more than 45 years	1,595	1,685

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 11: Retirement benefit obligations continued

Maturity analysis method and assumptions

The projected benefit payments are based on the assumptions underlying the assessment of the obligations, including allowance for expected future inflation. They are shown in their undiscounted form and therefore appear large relative to the discounted assessment of the defined benefit obligations recognised in the Group's balance sheet. They are in respect of benefits that have been accrued prior to the respective year end date only and make no allowance for any benefits that may have been accrued subsequently.

Defined contribution schemes

The Group operates a number of defined contribution pension schemes in the UK and overseas, principally Your Tomorrow and the defined contribution sections of the Lloyds Bank Pension Scheme No. 1.

During the year ended 31 December 2023 the charge to the income statement in respect of defined contribution schemes was £414 million (2022: £314 million; 2021: £287 million), representing the contributions payable by the employer in accordance with each scheme's rules.

Other retirement benefit schemes

The Group operates a number of schemes which provide post-retirement healthcare benefits to certain employees, retired employees and their dependants. The principal scheme relates to former Lloyds Bank staff and under this scheme the Group has undertaken to meet the cost of post-retirement healthcare for all eligible former employees (and their dependants) who retired prior to 1 January 1996. The Group has entered into an insurance contract to provide these benefits and a provision has been made for the estimated cost of future insurance premiums payable.

For the principal post-retirement healthcare scheme, the latest actuarial valuation of the liability was carried out at 31 December 2023 by qualified independent actuaries. The principal assumptions used were as set out above, except that the rate of increase in healthcare premiums has been assumed at 10.00 per cent (2022: 6.74 per cent).

Movements in the other retirement benefits obligation:

	2023 £m	2022 £m
At 1 January	(35)	(103)
Actuarial (losses) gains	(11)	68
Insurance premiums paid	3	3
Charge for the year	(1)	(2)
Exchange and other adjustments	–	(1)
At 31 December	**(44)**	(35)

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 12: Auditors' remuneration

Fees payable to the Bank's auditors by the Group are as follows:

	2023 £m	2022 £m	2021 £m
Fees payable for the:			
– audit of the Bank's current year Annual report	5.1	4.9	4.7
– audits of the Bank's subsidiaries	12.2	10.8	9.5
– total audit fees in respect of the statutory audit of Group entities[1]	17.3	15.7	14.2
– services normally provided in connection with statutory and regulatory filings or engagements	0.3	0.8	0.7
Total audit fees[2]	17.6	16.5	14.9
Other audit-related fees[2]	0.1	0.4	0.4
All other fees[2]	0.1	0.2	0.5
Total non-audit services[3]	0.2	0.6	0.9
Total fees payable to the Bank's auditors by the Group	**17.8**	17.1	15.8

1   As defined by the Financial Reporting Council (FRC).
2   As defined by the Securities and Exchange Commission (SEC).
3   As defined by the SEC. Total non-audit services as defined by the FRC include all fees other than audit fees in respect of the statutory audit of Group entities. These fees totalled £0.5 million in 2023 (2022: £1.4 million; 2021: £1.6 million).

The following types of services are included in the categories listed above:

Audit fees: This category includes fees in respect of the audit of the Group's annual financial statements and other services in connection with regulatory filings. Other services supplied pursuant to legislation relate primarily to costs incurred in connection with client asset assurance and with the Sarbanes-Oxley Act requirements associated with the audit of the financial statements of Lloyds Banking Group filed on its Form 20-F.

Other audit-related fees: This category includes fees in respect of services for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements, for example acting as reporting accountants in respect of debt prospectuses required by the Listing Rules.

All other fees: This category includes other assurance services not related to the performance of the audit or review of the financial statements, for example, the review of controls operated by the Group on behalf of a third party. The auditors are not engaged to provide tax services.

It is the Group's policy to use the auditors only on assignments in cases where their knowledge of the Group means that it is neither efficient nor cost effective to employ another firm of accountants.

Lloyds Banking Group has procedures that are designed to ensure auditor independence for Lloyds Banking Group plc and all of its subsidiaries, including prohibiting certain non-audit services. All audit and non-audit assignments must be pre-approved by the Lloyds Banking Group Audit Committee (the Audit Committee) on an individual engagement basis; for certain types of non-audit engagements where the fee is 'de minimis' the Audit Committee has pre-approved all assignments subject to confirmation by management. On a quarterly basis, the Audit Committee receives and reviews a report detailing all pre-approved services and amounts paid to the auditors for such pre-approved services.

During the year, the auditors also earned fees payable by entities outside the consolidated Lloyds Bank Group in respect of the following:

	2023 £m	2022 £m	2021 £m
Audits of Group pension schemes	0.4	0.3	0.3
Reviews of the financial position of corporate and other borrowers	–	–	–

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 13: Impairment

Year ended 31 December 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
In respect of:					
Loans and advances to banks	**(3)**	**–**	**–**	**–**	**(3)**
Loans and advances to customers	**269**	**(270)**	**412**	**(73)**	**338**
Debt securities	**–**	**–**	**–**	**–**	**–**
Financial assets at amortised cost	**266**	**(270)**	**412**	**(73)**	**335**
Impairment charge (credit) on drawn balances	**266**	**(270)**	**412**	**(73)**	**335**
Loan commitments and financial guarantees	**31**	**(19)**	**(2)**	**–**	**10**
Financial assets at fair value through other comprehensive income	**(2)**	**–**	**–**	**–**	**(2)**
Total impairment charge (credit)	**295**	**(289)**	**410**	**(73)**	**343**

Year ended 31 December 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
In respect of:					
Loans and advances to banks	9	–	–	–	9
Loans and advances to customers	(232)	679	882	(9)	1,320
Debt securities	6	–	–	–	6
Financial assets at amortised cost	(217)	679	882	(9)	1,335
Impairment (credit) charge on drawn balances	(217)	679	882	(9)	1,335
Loan commitments and financial guarantees	20	92	(1)	–	111
Financial assets at fair value through other comprehensive income	6	–	–	–	6
Total impairment (credit) charge	(191)	771	881	(9)	1,452

Year ended 31 December 2021	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
In respect of:					
Loans and advances to banks	(4)	–	–	–	(4)
Loans and advances to customers	(436)	(1,008)	498	(135)	(1,081)
Debt securities	–	–	–	–	–
Financial assets at amortised cost	(440)	(1,008)	498	(135)	(1,085)
Impairment (credit) charge on drawn balances	(440)	(1,008)	498	(135)	(1,085)
Loan commitments and financial guarantees	(89)	(133)	(9)	–	(231)
Financial assets at fair value through other comprehensive income	(2)	–	–	–	(2)
Total impairment (credit) charge	(531)	(1,141)	489	(135)	(1,318)

The impairment charge includes a charge of £73 million (2022: no charge; 2021: release of £77 million) in respect of residual value impairment and voluntary terminations within the Group's UK motor finance business.

Notes to the consolidated financial statements continued
for the year ended 31 December

Note 14: Tax
Analysis of tax expense for the year

	2023 £m	2022 £m	2021 £m
UK corporation tax:			
Current tax on profit for the year	(1,307)	(1,050)	(1,349)
Adjustments in respect of prior years	87	110	83
	(1,220)	(940)	(1,266)
Foreign tax:			
Current tax on profit for the year	(44)	(20)	(21)
Adjustments in respect of prior years	2	(12)	22
	(42)	(32)	1
Current tax expense	(1,262)	(972)	(1,265)
Deferred tax:			
Current year	(559)	(498)	851
Adjustments in respect of prior years	(28)	170	(169)
Deferred tax (expense) credit	(587)	(328)	682
Tax expense	**(1,849)**	(1,300)	(583)

Factors affecting the tax expense for the year
The UK corporation tax rate for the year was 23.5 per cent (2022: 19.0 per cent; 2021: 19.0 per cent). The increase in applicable tax rate from 2022 relates to the change in statutory tax rate effective from 1 April 2023. An explanation of the relationship between tax expense and accounting profit is set out below.

	2023 £m	2022 £m	2021 £m
Profit before tax	7,056	6,094	5,785
UK corporation tax thereon	(1,658)	(1,158)	(1,099)
Impact of surcharge on banking profits	(290)	(340)	(415)
Non-deductible costs: conduct charges	(30)	(5)	(167)
Non-deductible costs: bank levy	(31)	(25)	(19)
Other non-deductible costs	(53)	(58)	(59)
Non-taxable income	14	48	22
Tax relief on coupons on other equity instruments	78	46	65
Tax-exempt gains on disposals	71	–	2
Remeasurement of deferred tax due to rate changes	(8)	(21)	1,168
Differences in overseas tax rates	(3)	(55)	(17)
Adjustments in respect of prior years	61	268	(64)
Tax expense	**(1,849)**	(1,300)	(583)

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 14: Tax continued

Deferred tax

The Group's deferred tax assets and liabilities are as follows:

Statutory position	2023 £m	2022 £m	Tax disclosure	2023 £m	2022 £m
Deferred tax assets	**4,636**	5,857	Deferred tax assets	**6,863**	7,999
Deferred tax liabilities	**(157)**	(208)	Deferred tax liabilities	**(2,384)**	(2,350)
Net deferred tax asset at 31 December	**4,479**	5,649	**Net deferred tax asset at 31 December**	**4,479**	5,649

The statutory position reflects the deferred tax assets and liabilities as disclosed in the consolidated balance sheet and takes into account the ability of the Group to net assets and liabilities where there is a legally enforceable right of offset. The tax disclosure of deferred tax assets and liabilities ties to the amounts outlined in the tables below which splits the deferred tax assets and liabilities by type, before such netting.

Movements in deferred tax assets and liabilities (before taking into consideration the offsetting of balances within the same taxing jurisdiction) can be summarised as follows:

Deferred tax assets	Tax losses £m	Property, plant and equipment £m	Provisions £m	Share-based payments £m	Pension liabilities £m	Derivatives £m	Asset revaluations £m	Other temporary differences £m	Total £m
At 1 January 2022	5,018	760	300	17	69	37	–	176	6,377
Credit (charge) to the income statement	(4)	(237)	114	(3)	(22)	183	8	(66)	(27)
Credit (charge) to other comprehensive income	–	–	(155)	–	–	1,804	–	–	1,649
At 31 December 2022	5,014	523	259	14	47	2,024	8	110	7,999
Credit (charge) to the income statement	**(267)**	**(253)**	**(40)**	**12**	**–**	**29**	**73**	**(36)**	**(482)**
Credit (charge) to other comprehensive income	**–**	**–**	**–**	**–**	**–**	**(628)**	**(26)**	**–**	**(654)**
At 31 December 2023	**4,747**	**270**	**219**	**26**	**47**	**1,425**	**55**	**74**	**6,863**

Deferred tax liabilities	Capitalised software enhancements £m	Acquisition fair value £m	Pension assets £m	Derivatives £m	Asset revaluations[1] £m	Other temporary differences £m	Total £m
At 1 January 2022	(275)	(352)	(1,331)	–	(52)	(319)	(2,329)
(Charge) credit to the income statement	117	29	29	(470)	41	(47)	(301)
Credit to other comprehensive income	–	–	283	–	11	–	294
Exchange and other adjustments	–	–	–	–	–	(14)	(14)
At 31 December 2022	(158)	(323)	(1,019)	(470)	–	(380)	(2,350)
(Charge) credit to the income statement	**69**	**35**	**(5)**	**(213)**	**–**	**9**	**(105)**
Credit to other comprehensive income	**–**	**–**	**53**	**–**	**–**	**66**	**119**
Acquisitions	**–**	**(58)**	**–**	**–**	**–**	**–**	**(58)**
Exchange and other adjustments	**–**	**–**	**–**	**–**	**–**	**10**	**10**
At 31 December 2023	**(89)**	**(346)**	**(971)**	**(683)**	**–**	**(295)**	**(2,384)**

1 Financial assets at fair value through other comprehensive income.

Notes to the consolidated financial statements continued
for the year ended 31 December

Note 14: Tax continued

At 31 December 2023 the Group carried net deferred tax assets on its balance sheet of £4,636 million (2022: £5,857 million) principally relating to tax losses carried forward.

Estimation of income taxes includes the assessment of recoverability of deferred tax assets. Deferred tax assets are only recognised to the extent that they are considered more likely than not to be recoverable based on existing tax laws and forecasts of future taxable profits against which the underlying tax deductions can be utilised. The Group has recognised a deferred tax asset of £4,747 million (2022: £5,014 million) in respect of trading losses carried forward. Substantially all of these losses have arisen in Bank of Scotland plc and Lloyds Bank plc, and they will be utilised as taxable profits arise in those legal entities in future periods.

The Group's expectations of future UK taxable profits require management judgement, and take into account the Group's long-term financial and strategic plans and anticipated future tax-adjusting items. In making this assessment, account is taken of business plans, the Board-approved operating plan and the expected future economic outlook as set out in the strategic report, as well as the risks associated with future regulatory, climate-related and other change, in order to produce a base case forecast of future UK taxable profits. Under current law there is no expiry date for UK trading losses not yet utilised, and given the forecast of future profitability and the Group's commitment to the UK market, in management's judgement it is more likely than not that the value of the losses will be recovered by the Group while still operating as a going concern. Banking tax losses that arose before 1 April 2015 can only be used against 25 per cent of taxable profits arising after 1 April 2016, and they cannot be used to reduce the surcharge on banking profits. These restrictions in utilisation mean that the value of the deferred tax asset in respect of tax losses is only expected to be fully recovered by 2036 (2022: 2036) in the base case forecast. The rate of recovery of the Group's tax loss asset is not a straight line, being affected by the relative profitability of the different legal entities in future periods, and the relative size of their tax losses carried forward. It is expected in the base case that 90 per cent of the value will be recovered by 2034, when Bank of Scotland plc will have utilised all of its available tax losses. It is possible that future tax law changes could materially affect the timing of recovery and the value of these losses ultimately realised by the Group.

Deferred tax not recognised

Deferred tax assets of £142 million (2022: £147 million) have not been recognised in respect of £564 million of UK tax losses and other temporary differences which can only be used to offset future capital gains. UK capital losses can be carried forward indefinitely.

No deferred tax has been recognised in respect of foreign trade losses where it is not more likely than not that we will be able to utilise them in future periods. Of the asset not recognised, £50 million (2022: £53 million) relates to losses that will expire if not used within 20 years, and £7 million (2022: £7 million) relates to losses with no expiry date.

Critical accounting judgements and key sources of estimation uncertainty

Critical judgement: The Group believes that its interpretation of the tax rules on group relief are correct

The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013, HMRC informed the Group that its interpretation of the UK rules means that the group relief is not available. In 2020, HMRC concluded its enquiry into the matter and issued a closure notice. The Group's interpretation of the UK rules has not changed and hence it appealed to the First Tier Tax Tribunal, with a hearing having taken place in May 2023. If the final determination of the matter by the judicial process is that HMRC's position is correct, management believes that this would result in an increase in current tax liabilities of approximately £800 million (including interest) and a reduction in the Group's deferred tax asset of approximately £285 million. The Group, following conclusion of the hearing and having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.

There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.

Notes to the consolidated financial statements continued
for the year ended 31 December

Note 15: Measurement basis of financial assets and liabilities

The accounting policies in note 2 describe how different classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following table analyses the carrying amounts of the financial assets and liabilities by category and by balance sheet heading.

| At 31 December 2023 | Derivatives designated as hedging instruments £m | Mandatorily held at fair value through profit or loss | | Designated at fair value through profit or loss £m | At fair value through other comprehensive income £m | Held at amortised cost £m | Total £m |
		Held for trading £m	Other £m				
Financial assets							
Cash and balances at central banks	–	–	–	–	–	57,909	57,909
Financial assets at fair value through profit or loss	–	–	1,862	–	–	–	1,862
Derivative financial instruments	72	3,093	–	–	–	–	3,165
Loans and advances to banks	–	–	–	–	–	8,810	8,810
Loans and advances to customers	–	–	–	–	–	433,124	433,124
Reverse repurchase agreements	–	–	–	–	–	32,751	32,751
Debt securities	–	–	–	–	–	12,546	12,546
Due from fellow Lloyds Banking Group undertakings	–	–	–	–	–	840	840
Financial assets at amortised cost	–	–	–	–	–	488,071	488,071
Financial assets at fair value through other comprehensive income	–	–	–	–	27,337	–	27,337
Other	–	–	–	–	–	240	240
Total financial assets	72	3,093	1,862	–	27,337	546,220	578,584
Financial liabilities							
Deposits from banks	–	–	–	–	–	3,557	3,557
Customer deposits	–	–	–	–	–	441,953	441,953
Repurchase agreements	–	–	–	–	–	37,702	37,702
Due to fellow Lloyds Banking Group undertakings	–	–	–	–	–	2,932	2,932
Financial liabilities at fair value through profit or loss	–	–	–	5,255	–	–	5,255
Derivative financial instruments	427	3,880	–	–	–	–	4,307
Notes in circulation	–	–	–	–	–	1,392	1,392
Debt securities in issue at amortised cost	–	–	–	–	–	52,449	52,449
Other	–	–	–	–	–	1,912	1,912
Subordinated liabilities	–	–	–	–	–	6,935	6,935
Total financial liabilities	427	3,880	–	5,255	–	548,832	558,394

Note 15: Measurement basis of financial assets and liabilities continued

At 31 December 2022	Derivatives designated as hedging instruments £m	Mandatorily held at fair value through profit or loss		Designated at fair value through profit or loss £m	At fair value through other comprehensive income £m	Held at amortised cost £m	Total £m
		Held for trading £m	Other £m				
Financial assets							
Cash and balances at central banks	–	–	–	–	–	72,005	72,005
Financial assets at fair value through profit or loss	–	–	1,371	–	–	–	1,371
Derivative financial instruments	19	3,838	–	–	–	–	3,857
Loans and advances to banks	–	–	–	–	–	8,363	8,363
Loans and advances to customers	–	–	–	–	–	435,627	435,627
Reverse repurchase agreements	–	–	–	–	–	39,259	39,259
Debt securities	–	–	–	–	–	7,331	7,331
Due from fellow Lloyds Banking Group undertakings	–	–	–	–	–	816	816
Financial assets at amortised cost	–	–	–	–	–	491,396	491,396
Financial assets at fair value through other comprehensive income	–	–	–	–	22,846	–	22,846
Other	–	–	–	–	–	229	229
Total financial assets	19	3,838	1,371	–	22,846	563,630	591,704
Financial liabilities							
Deposits from banks	–	–	–	–	–	4,658	4,658
Customer deposits	–	–	–	–	–	446,172	446,172
Repurchase agreements	–	–	–	–	–	48,590	48,590
Due to fellow Lloyds Banking Group undertakings	–	–	–	–	–	2,539	2,539
Financial liabilities at fair value through profit or loss	–	–	–	5,159	–	–	5,159
Derivative financial instruments	506	5,385	–	–	–	–	5,891
Notes in circulation	–	–	–	–	–	1,280	1,280
Debt securities in issue at amortised cost	–	–	–	–	–	49,056	49,056
Other	–	–	–	–	–	1,617	1,617
Subordinated liabilities	–	–	–	–	–	6,593	6,593
Total financial liabilities	506	5,385	–	5,159	–	560,505	571,555

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 16: Fair values of financial assets and liabilities

At 31 December 2023, the carrying value of the Group's financial instrument assets held at fair value was £32,364 million (2022: £28,074 million), and its financial instrument liabilities held at fair value was £9,562 million (2022: £11,050 million).

(1) Fair value measurement

Fair value is the price that would be received on sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is a measure as at a specific date and may be significantly different from the amount which will actually be paid or received on maturity or settlement date.

Wherever possible, fair values have been calculated using unadjusted quoted market prices in active markets for identical instruments to those held by the Group. Where quoted market prices are not available, or are unreliable because of poor liquidity, fair values have been determined using valuation techniques which, to the extent possible, use market observable inputs, but in some cases use non-market observable inputs. Valuation techniques used include discounted cash flow analysis and pricing models and, where appropriate, comparison to instruments with characteristics similar to those of the instruments held by the Group. The Group measures valuation adjustments for its derivative exposures on the same basis as the derivatives are managed.

The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation.

Because a variety of estimation techniques are employed and significant estimates made, comparisons of fair values between financial institutions may not be meaningful. Readers of these financial statements are thus advised to use caution when using this data to evaluate the Group's financial position.

Fair value information is not provided for items that are not financial instruments or for other assets and liabilities which are not carried at fair value in the Group's consolidated balance sheet. These items include intangible assets, property, plant and equipment, and shareholders' equity. These items are material and accordingly the Group believes that any fair value information presented would not represent the underlying value of the Group.

Valuation control framework

The key elements of the control framework for the valuation of financial instruments include model validation, product implementation review and independent price verification. These functions are carried out by appropriately skilled risk and finance teams, independent of the business area responsible for the products.

Model validation covers both qualitative and quantitative elements relating to new models. In respect of new products, a product implementation review is conducted pre and post-trading. Pre-trade testing ensures that the new model is integrated into the Group's systems and that the profit and loss and risk reporting are consistent throughout the trade lifecycle. Post-trade testing examines the explanatory power of the implemented model, actively monitoring model parameters and comparing in-house pricing to external sources. Independent price verification procedures cover financial instruments carried at fair value. The frequency of the review is matched to the availability of independent data, monthly being the minimum. Valuation differences in breach of established thresholds are escalated to senior management. The results from independent pricing and valuation reserves are reviewed monthly by senior management.

Formal committees, consisting of senior risk, finance and business management, meet at least quarterly to discuss and approve valuations in more judgemental areas, in particular for unquoted equities, structured credit, derivatives and the credit valuation adjustment (CVA), funding valuation adjustment (FVA) and other valuation adjustments.

Valuation of financial assets and liabilities

Assets and liabilities carried at fair value or for which fair values are disclosed have been classified into three levels according to the quality and reliability of information used to determine the fair values.

Level 1

Level 1 fair value measurements are those derived from unadjusted quoted prices in active markets for identical assets or liabilities. Products classified as level 1 predominantly comprise listed equity shares and government securities.

Level 2

Level 2 valuations are those where quoted market prices are not available, for example where the instrument is traded in a market that is not considered to be active or valuation techniques are used to determine fair value and where these techniques use inputs that are based significantly on observable market data. Examples of such financial instruments include most over-the-counter derivatives, financial institution issued securities, certificates of deposit and certain asset-backed securities.

Level 3

Level 3 portfolios are those where at least one input which could have a significant effect on the instrument's valuation is not based on observable market data. Such instruments would include the Group's unlisted equity investments which are valued using various valuation techniques that require significant management judgement in determining appropriate assumptions, including earnings multiples and estimated future cash flows. Certain of the Group's asset-backed securities, loans and advances recognised at fair value and derivatives are also classified as level 3.

Transfers out of the level 3 portfolio arise when inputs that could have a significant impact on the instrument's valuation become market observable after previously having been non-market observable. In the case of asset-backed securities this can arise if more than one consistent independent source of data becomes available. Conversely, transfers into the portfolio arise when consistent sources of data cease to be available.

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 16: Fair values of financial assets and liabilities continued

(2) Financial assets and liabilities carried at fair value

(A) Financial assets (excluding derivatives)

Valuation hierarchy

At 31 December 2023, the Group's financial assets (excluding derivatives) carried at fair value totalled £29,199 million (2022: £24,217 million). The table below analyses these financial assets by balance sheet classification, asset type and valuation methodology (level 1, 2 or 3, as described above). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year. For amounts included below which are subject to repurchase and reverse repurchase agreements see note 38.

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2023				
Financial assets at fair value through profit or loss				
Loans and advances to customers	–	1,391	266	1,657
Equity shares	201	–	4	205
Total financial assets at fair value through profit or loss	**201**	**1,391**	**270**	**1,862**
Financial assets at fair value through other comprehensive income				
Debt securities:				
Government securities	14,074	48	–	14,122
Asset-backed securities	–	121	52	173
Corporate and other debt securities	951	12,090	–	13,041
	15,025	12,259	52	27,336
Equity shares	–	–	1	1
Total financial assets at fair value through other comprehensive income	**15,025**	**12,259**	**53**	**27,337**
Total financial assets (excluding derivatives) at fair value	**15,226**	**13,650**	**323**	**29,199**
At 31 December 2022				
Financial assets at fair value through profit or loss				
Loans and advances to customers	–	841	291	1,132
Equity shares	235	–	4	239
Total financial assets at fair value through profit or loss	**235**	**841**	**295**	**1,371**
Financial assets at fair value through other comprehensive income				
Debt securities:				
Government securities	10,839	357	–	11,196
Asset-backed securities	–	87	51	138
Corporate and other debt securities	531	10,980	–	11,511
	11,370	11,424	51	22,845
Equity shares	–	–	1	1
Total financial assets at fair value through other comprehensive income	11,370	11,424	52	22,846
Total financial assets (excluding derivatives) at fair value	**11,605**	**12,265**	**347**	**24,217**

Movements in level 3 portfolio

The table below analyses movements in level 3 financial assets (excluding derivatives) at fair value, recurring basis.

	2023			2022		
	Financial assets at fair value through profit or loss £m	Financial assets at fair value through other comprehensive income £m	Total level 3 financial assets (excluding derivatives) at fair value, recurring basis £m	Financial assets at fair value through profit or loss £m	Financial assets at fair value through other comprehensive income £m	Total level 3 financial assets (excluding derivatives) at fair value, recurring basis £m
At 1 January	295	52	347	399	56	455
Exchange and other adjustments	–	(1)	(1)	–	3	3
(Losses) gains recognised in the income statement within other income	(1)	5	4	(20)	(3)	(23)
Purchases/increases to customer loans	–	–	–	3	–	3
Sales/repayments of customer loans	(24)	(3)	(27)	(87)	(4)	(91)
At 31 December	**270**	**53**	**323**	295	52	347
Gains (losses) recognised in the income statement, within other income, relating to the change in fair value of those assets held at 31 December	–	4	4	(19)	–	(19)

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 16: Fair values of financial assets and liabilities continued

Valuation methodology for financial assets (excluding derivatives)

Loans and advances to customers

The fair value of these assets is determined using discounted cash flow techniques. The discount rates are derived from market observable interest rates, a risk margin that reflects loan credit ratings and an incremental illiquidity premium based on historical spreads at origination on similar loans.

Debt securities

Debt securities measured at fair value and classified as level 2 are valued by discounting expected cash flows using an observable credit spread applicable to the particular instrument.

Where there is limited trading activity in debt securities, the Group uses valuation models, consensus pricing information from third party pricing services and broker or lead manager quotes to determine an appropriate valuation. Debt securities are classified as level 3 if there is a significant valuation input that cannot be corroborated through market sources or where there are materially inconsistent values for an input. Asset classes classified as level 3 mainly comprise certain collateralised loan obligations and collateralised debt obligations.

(B) Financial liabilities (excluding derivatives)

Valuation hierarchy

At 31 December 2023, the Group's financial liabilities (excluding derivatives) carried at fair value, comprised its financial liabilities at fair value through profit or loss and totalled £5,255 million (2022: £5,159 million). The table below analyses these financial liabilities by balance sheet classification and valuation methodology (level 1, 2 or 3, as described on **page 113**). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

	2023				2022			
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Debt securities in issue designated at fair value through profit or loss	–	5,232	23	5,255	–	5,133	26	5,159

The amount contractually payable on maturity of the debt securities held at fair value through profit or loss at 31 December 2023 was £10,433 million, which was £5,178 million higher than the balance sheet carrying value (2022: £11,195 million, which was £6,036 million higher than the balance sheet carrying value). At 31 December 2023 there was a cumulative £90 million decrease in the fair value of these liabilities attributable to changes in credit spread risk; this is determined by reference to the quoted credit spreads of Lloyds Bank plc, the issuing entity within the Group. Of the cumulative amount, an increase of £234 million arose in 2023 and a decrease of £519 million arose in 2022.

Movements in level 3 portfolio

The table below analyses movements in the level 3 financial liabilities (excluding derivatives) at fair value portfolio.

	2023 £m	2022 £m
At 1 January	26	33
Gains recognised in the income statement within other income	(1)	(3)
Redemptions	(2)	(4)
At 31 December	**23**	26
Gains recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 31 December	(1)	(3)

Valuation methodology for financial liabilities (excluding derivatives)

Liabilities held at fair value through profit or loss

These principally comprise debt securities in issue which are classified as level 2 and their fair value is determined using techniques whose inputs are based on observable market data. The carrying amount of the securities is adjusted to reflect the effect of changes in own credit spreads and the resulting gain or loss is recognised in other comprehensive income.

In the year ended 31 December 2023, the own credit adjustment arising from the fair valuation of £5,255 million (2022: £5,159 million) of the Group's debt securities in issue designated at fair value through profit or loss resulted in a loss of £234 million (2022: gain of £519 million), before tax, recognised in other comprehensive income.

Notes to the consolidated financial statements continued
for the year ended 31 December

Note 16: Fair values of financial assets and liabilities continued

(C) Derivatives

Valuation hierarchy

All of the Group's derivative assets and liabilities are carried at fair value. At 31 December 2023, such assets totalled £3,165 million (2022: £3,857 million) and liabilities totalled £4,307 million (2022: £5,891 million). The table below analyses these derivative balances by valuation methodology (level 1, 2 or 3, as described on **page 113**). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and level 2 during the year.

	2023				2022			
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Derivative assets	–	3,165	–	3,165	–	3,857	–	3,857
Derivative liabilities	–	(4,168)	(139)	(4,307)	–	(5,728)	(163)	(5,891)

Movements in level 3 portfolio

The table below analyses movements in level 3 derivative assets and liabilities carried at fair value.

	2023		2022	
	Derivative assets £m	Derivative liabilities £m	Derivative assets £m	Derivative liabilities £m
At 1 January	–	(163)	16	(207)
Gains recognised in the income statement within other income	–	3	1	27
Purchases (additions)	–	–	–	(9)
(Sales) redemptions	–	21	–	25
Transfers out of the level 3 portfolio	–	–	(17)	1
At 31 December	–	**(139)**	–	(163)
Gains recognised in the income statement, within other income, relating to the change in fair value of those assets or liabilities held at 31 December	–	2	–	26

Valuation methodology for derivatives

The Group's derivatives are valued using techniques including discounted cash flow and options pricing models, as appropriate. The types of derivatives classified as level 2 and the valuation techniques used include:

- Interest rate swaps which are valued using discounted cash flow models; the most significant inputs into those models are interest rate yield curves which are developed from publicly quoted rates
- Foreign exchange derivatives that do not contain options which are priced using rates available from publicly quoted sources
- Credit derivatives are valued using standard models with observable inputs, including publicly available yield and credit default swap (CDS) curves
- Less complex interest rate and foreign exchange option products which are valued using volatility surfaces developed from publicly available interest rate cap, interest rate swaption and other option volatilities; option volatility skew information is derived from a market standard consensus pricing service.

Complex interest rate products where inputs to the valuation are significant and unobservable are classified as level 3.

Certain inputs used to calculate CVA, FVA, and own credit adjustments, are not significant in determining the classification of the derivative and debt instruments. Consequently, these inputs do not form part of the level 3 sensitivities presented.

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 16: Fair values of financial assets and liabilities continued

Derivative valuation adjustments

Derivative financial instruments which are carried in the balance sheet at fair value are adjusted where appropriate to reflect credit risk, market liquidity and other risks.

(i) Uncollateralised derivative valuation adjustments

The following table summarises the movement on this valuation adjustment account during 2022 and 2023:

	2023 £m	2022 £m
At 1 January	50	154
Income statement credit	(11)	(104)
At 31 December	**39**	50

Represented by:

	2023 £m	2022 £m
Credit Valuation Adjustment	32	48
Debit Valuation Adjustment	(3)	(8)
Funding Valuation Adjustment	10	10
	39	50

Credit and Debit Valuation Adjustments (CVA and DVA) are applied to the Group's over-the-counter derivative exposures with counterparties that are not subject to strong interbank collateral arrangements. These exposures largely relate to the provision of risk management solutions for corporate customers within the Commercial Banking division.

A CVA is taken where the Group has a positive future uncollateralised exposure (asset). A DVA is taken where the Group has a negative future uncollateralised exposure (liability). These adjustments reflect interest rates and expectations of counterparty creditworthiness and the Group's own credit spread respectively.

The CVA is sensitive to:
- The current size of the mark-to-market position on the uncollateralised asset
- Expectations of future market volatility of the underlying asset
- Expectations of counterparty creditworthiness

Market Credit Default Swap (CDS) spreads are used to develop the probability of default for quoted counterparties. For unquoted counterparties, internal credit ratings and market sector CDS curves and recovery rates are used. The loss given default (LGD) is based on market recovery rates and internal credit assessments.

The combination of a one-notch deterioration in the credit rating of derivative counterparties and a 10 per cent increase in LGD increases the CVA by £8 million. Current market value is used to estimate the projected exposure for products not supported by the model, which are principally complex interest rate options that are traded in very low volumes. For these, the CVA is calculated on an add-on basis (although no such adjustment was required at 31 December 2023).

The DVA is sensitive to:
- The current size of the mark-to-market position on the uncollateralised liability
- Expectations of future market volatility of the underlying liability
- The Group's own CDS spread

A 1 per cent rise in the CDS spread would lead to an increase in the DVA of £6 million.

The risk exposures that are used for the CVA and DVA calculations are strongly influenced by interest rates. Due to the nature of the Group's business the CVA/DVA exposures tend to be on average the same way around such that the valuation adjustments fall when interest rates rise. A 1 per cent rise in interest rates would lead to a £16 million fall in the overall valuation adjustment to £13 million. The CVA model used by the Group does not assume any correlation between the level of interest rates and default rates.

The Group has also recognised a Funding Valuation Adjustment to adjust for the net cost of funding uncollateralised derivative positions. This adjustment is calculated on the expected future exposure discounted at a suitable cost of funds. A 10 basis points increase in the cost of funds will increase the funding valuation adjustment by £1 million.

(ii) Market liquidity

The Group includes mid to bid-offer valuation adjustments against the expected cost of closing out the net market risk in the Group's trading positions within a time frame that is consistent with historical trading activity and spreads that the trading desks have accessed historically during the ordinary course of business in normal market conditions.

At 31 December 2023, the Group's derivative trading business held mid to bid-offer valuation adjustments of £5 million (2022: £6 million).

Note 16: Fair values of financial assets and liabilities continued

(D) Sensitivity of level 3 valuations

Critical accounting judgements and key sources of estimation uncertainty

Key sources of estimation uncertainty:	Interest rate spreads, credit spreads, earnings multiples and interest rate volatility

The Group's valuation control framework and a description of level 1, 2 and 3 financial assets and liabilities is set out in section (1) above. The valuation techniques for level 3 financial instruments involve management judgement and estimates, the extent of which depends on the complexity of the instrument and the availability of market observable information. In addition, in line with market practice, the Group applies credit, debit and funding valuation adjustments in determining the fair value of its uncollateralised derivative positions. A description of these adjustments is set out in section (C)(i) above.

			2023			2022		
				Effect of reasonably possible alternative assumptions[1]			Effect of reasonably possible alternative assumptions[1]	
	Valuation techniques	Significant unobservable inputs[2]	Carrying value £m	Favourable changes £m	Unfavourable changes £m	Carrying value £m	Favourable changes £m	Unfavourable changes £m
Financial assets at fair value through profit or loss								
Loans and advances to customers	Discounted cash flows	Interest rate spreads (+/- 50bps)[3]	**266**	**21**	**(19)**	291	25	(23)
Equity investments		n/a	**4**	**1**	**(1)**	4	2	(2)
			270			295		
Financial assets at fair value through other comprehensive income								
Asset-backed securities	Lead manager or broker quote/ consensus pricing	n/a	**52**	**2**	**(1)**	51	4	(4)
Equity investments		n/a	**1**	**–**	**–**	1	–	–
			53			52		
Level 3 financial assets carried at fair value			**323**			347		
Financial liabilities at fair value through profit or loss								
Securitisation notes	Discounted cash flows	Interest rate spreads (+/- 50bps)[5]	**23**	**1**	**(1)**	26	1	(1)
Derivative financial liabilities								
Interest rate derivatives	Option pricing model	Interest rate volatility (13%/200%)[6]	**16**	**–**	**–**	13	–	–
Shared appreciation rights	Market values – property valuation	HPI (+/- 1%)[7]	**123**	**13**	**(12)**	150	16	(16)
			139			163		
Level 3 financial liabilities carried at fair value			**162**			189		

1　Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2　Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.
3　2022: +/- 50bps.
4　2022: 31%/59%.
5　2022: +/- 50bps.
6　2022: 13%/168%.
7　2022: +/- 1%.

Unobservable inputs

Significant unobservable inputs affecting the valuation of debt securities and derivatives are as follows:
- Credit spreads represent the premium above the benchmark reference instrument required to compensate for lower credit quality; higher spreads lead to a lower fair value
- Volatility parameters represent key attributes of option behaviour; higher volatilities typically denote a wider range of possible outcomes

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 16: Fair values of financial assets and liabilities continued

Reasonably possible alternative assumptions

Valuation techniques applied to many of the Group's level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships.

Debt securities

Reasonably possible alternative assumptions have been determined in respect of the Group's structured credit investments by flexing credit spreads.

Derivatives

Reasonably possible alternative assumptions have been determined in respect of swaptions in the Group's derivative portfolios which are priced using industry standard option pricing models. Such models require interest rate volatilities which may be unobservable at longer maturities. To derive reasonably possible alternative valuations these volatility parameters have been flexed within a range.

(3) Financial assets and liabilities carried at amortised cost

(A) Financial assets

Valuation hierarchy

The table below analyses the fair values of those financial assets of the Group which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on **page 113**). Financial assets carried at amortised cost are mainly classified as level 3 due to significant unobservable inputs used in the valuation models. Where inputs are observable, debt securities are classified as level 1 or 2.

	Carrying value £m	Fair value £m	Valuation hierarchy		
			Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2023					
Loans and advances to banks	**8,810**	**8,810**	**–**	**–**	**8,810**
Loans and advances to customers	**433,124**	**423,183**	**–**	**–**	**423,183**
Reverse repurchase agreements	**32,751**	**32,751**	**–**	**32,751**	**–**
Debt securities	**12,546**	**12,506**	**–**	**8,392**	**4,114**
Due from fellow Lloyds Banking Group undertakings	**840**	**840**	**–**	**–**	**840**
Financial assets at amortised cost	**488,071**	**478,090**	**–**	**41,143**	**436,947**
At 31 December 2022					
Loans and advances to banks	8,363	8,363	–	–	8,363
Loans and advances to customers	435,627	430,980	–	–	430,980
Reverse repurchase agreements	39,259	39,259	–	39,259	–
Debt securities	7,331	7,334	167	7,167	–
Due from fellow Lloyds Banking Group undertakings	816	816	–	–	816
Financial assets at amortised cost	491,396	486,752	167	46,426	440,159

Valuation methodology

Loans and advances to banks

The carrying value of short-dated loans and advances to banks is assumed to be their fair value. The fair value of other loans and advances to banks is estimated by discounting the anticipated cash flows at a market discount rate adjusted for the credit spread of the obligor or, where not observable, the credit spread of borrowers of similar credit quality.

Loans and advances to customers

The Group provides loans and advances to commercial, corporate and personal customers at both fixed and variable rates.

To determine the fair value of loans and advances to customers, loans are segregated into portfolios of similar characteristics. A number of techniques are used to estimate the fair value of fixed rate lending; these take account of expected credit losses based on historic trends, prevailing market interest rates and expected future cash flows. For retail exposures, fair value is usually estimated by discounting anticipated cash flows (including interest at contractual rates) at market rates for similar loans offered by the Group and other financial institutions. Certain loans secured on residential properties are made at a fixed rate for a limited period, typically two to five years, after which the loans revert to the relevant variable rate. The fair value of such loans is estimated by reference to market rates for similar loans of maturity equal to the remaining fixed interest rate period. The fair value of commercial loans is estimated by discounting anticipated cash flows at a rate which reflects the effects of interest rate changes, adjusted for changes in credit risk.

Reverse repurchase agreements

The carrying amount is deemed a reasonable approximation of fair value given the short-term nature of these instruments.

Debt securities

The fair values of debt securities are determined predominantly from lead manager quotes and, where these are not available, by alternative techniques including reference to credit spreads on similar assets with the same obligor, market standard consensus pricing services, broker quotes and other research data.

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 16: Fair values of financial assets and liabilities continued

(B) Financial liabilities

Valuation hierarchy

The table below analyses the fair values of those financial liabilities of the Group which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on **page 113**).

	Carrying value £m	Fair value £m	Valuation hierarchy		
			Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2023					
Deposits from banks	**3,557**	**3,557**	**–**	**3,557**	**–**
Customer deposits	**441,953**	**442,391**	**–**	**442,391**	**–**
Repurchase agreements	**37,702**	**37,702**	**–**	**37,702**	**–**
Due to fellow Lloyds Banking Group undertakings	**2,932**	**2,932**	**–**	**2,932**	**–**
Debt securities in issue at amortised cost	**52,449**	**52,243**	**–**	**52,243**	**–**
Subordinated liabilities	**6,935**	**7,160**	**–**	**7,160**	**–**
At 31 December 2022					
Deposits from banks	4,658	4,660	–	4,660	–
Customer deposits	446,172	445,916	–	445,916	–
Repurchase agreements	48,590	48,590	–	48,590	–
Due to fellow Lloyds Banking Group undertakings	2,539	2,539	–	2,539	–
Debt securities in issue at amortised cost	49,056	48,818	–	48,818	–
Subordinated liabilities	6,593	6,760	–	6,760	–

Valuation methodology

Deposits from banks and customer deposits

The fair value of bank and customer deposits repayable on demand is assumed to be equal to their carrying value.

The fair value for all other deposits is estimated using discounted cash flows applying either market rates, where applicable, or current rates for deposits of similar remaining maturities.

Repurchase agreements

The carrying amount is deemed a reasonable approximation of fair value given the short-term nature of these instruments.

Debt securities in issue at amortised cost

The fair value of short-term debt securities in issue is approximately equal to their carrying value. Fair value for other debt securities in issue is calculated based on quoted market prices where available. Where quoted market prices are not available, fair value is estimated using discounted cash flow techniques at a rate which reflects market rates of interest and the Lloyds Banking Group's own credit spread.

Subordinated liabilities

The fair value of subordinated liabilities is determined by reference to quoted market prices where available or by reference to quoted market prices of similar instruments. Subordinated liabilities are classified as level 2, since the inputs used to determine their fair value are largely observable.

(4) Reclassifications of financial assets

There have been no reclassifications of financial assets in 2022 or 2023.

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 17: Derivative financial instruments

The fair values and notional amounts of derivative instruments are set out in the following table:

	2023			2022		
	Contract/ notional amount £m	Fair value		Contract/ notional amount £m	Fair value	
		Assets £m	Liabilities £m		Assets £m	Liabilities £m
Trading and other						
Exchange rate contracts	**96,730**	**853**	**686**	114,145	1,500	1,976
Interest rate contracts	**815,557**	**2,183**	**3,006**	1,124,299	2,221	3,171
Credit derivatives	**3,595**	**48**	**65**	4,058	105	97
Equity and other contracts	**65**	**9**	**123**	63	12	141
Total derivative assets/liabilities – trading and other	**915,947**	**3,093**	**3,880**	1,242,565	3,838	5,385
Hedging						
Derivatives designated as fair value hedges	**134,666**	**71**	**413**	128,188	9	496
Derivatives designated as cash flow hedges	**451,109**	**1**	**14**	236,226	10	10
Total derivative assets/liabilities – hedging	**585,775**	**72**	**427**	364,414	19	506
Total recognised derivative assets/liabilities	**1,501,722**	**3,165**	**4,307**	1,606,979	3,857	5,891

The notional amount of the contract does not represent the Group's exposure to credit risk, which is limited to the current cost of replacing contracts with a positive value to the Group should the counterparty default. To reduce credit risk the Group uses a variety of credit enhancement techniques such as netting and collateralisation, where security is provided against the exposure; a large proportion of the Group's derivatives are held through exchanges such as London Clearing House and are collateralised through those exchanges. Further details are provided in note 38 Credit risk.

The Group holds derivatives as part of the following strategies:
- Customer driven, where derivatives are held as part of the provision of risk management products to Group customers
- To manage and hedge the Group's interest rate and foreign exchange risk arising from normal banking business. The hedge accounting strategy adopted by the Group is to utilise a combination of fair value and cash flow hedge approaches as described in note 38

The principal derivatives used by the Group are as follows:
- Interest rate related contracts include interest rate swaps, forward rate agreements and options. An interest rate swap is an agreement between two parties to exchange fixed and floating interest payments, based upon interest rates defined in the contract, without the exchange of the underlying principal amounts. Forward rate agreements are contracts for the payment of the difference between a specified rate of interest and a reference rate, applied to a notional principal amount at a specific date in the future. An interest rate option gives the buyer, on payment of a premium, the right, but not the obligation, to fix the rate of interest on a future loan or deposit, for a specified period and commencing on a specified future date
- Exchange rate related contracts include forward foreign exchange contracts, currency swaps and options. A forward foreign exchange contract is an agreement to buy or sell a specified amount of foreign currency on a specified future date at an agreed rate. Currency swaps generally involve the exchange of interest payment obligations denominated in different currencies; the exchange of principal can be notional or actual. A currency option gives the buyer, on payment of a premium, the right, but not the obligation, to sell specified amounts of currency at agreed rates of exchange on or before a specified future date
- Credit derivatives, principally credit default swaps, are used by the Group as part of its trading activity and to manage its own exposure to credit risk. A credit default swap is a swap in which one counterparty receives a premium at pre-set intervals in consideration for guaranteeing to make a specific payment should a negative credit event take place
- Equity derivatives are also used by the Group as part of its equity-based retail product activity to eliminate the Group's exposure to fluctuations in various international stock exchange indices. Index-linked equity options are purchased which give the Group the right, but not the obligation, to buy or sell a specified amount of equities, or basket of equities, in the form of published indices on or before a specified future date

Note 17: Derivative financial instruments continued

Details of the Group's hedging instruments are set out below:

At 31 December 2023	Maturity					
	Up to 1 month £m	1 to 3 months £m	3 to 12 months £m	1 to 5 years £m	Over 5 years £m	Total £m
Fair value hedges						
Interest rate						
Cross currency swap						
Notional	–	–	–	–	35	35
Average fixed interest rate	–	–	–	–	1.28%	
Average EUR/GBP exchange rate	–	–	–	–	1.38	
Interest rate swap						
Notional	1,908	4,993	16,411	73,607	37,712	134,631
Average fixed interest rate	0.95%	1.44%	2.11%	3.05%	2.03%	
Cash flow hedges						
Foreign exchange						
Currency swap						
Notional	12	49	439	41	–	541
Average EUR/GBP exchange rate	–	1.14	1.14	1.10	–	
Average USD/GBP exchange rate	1.25	1.27	1.24	1.20	–	
Interest rate						
Interest rate swap						
Notional	9,148	22,496	73,979	277,180	67,765	450,568
Average fixed interest rate	4.14%	4.20%	3.89%	3.39%	2.61%	

At 31 December 2022	Maturity					
	Up to 1 month £m	1 to 3 months £m	3 to 12 months £m	1 to 5 years £m	Over 5 years £m	Total £m
Fair value hedges						
Interest rate						
Cross currency swap						
Notional	–	–	–	–	35	35
Average fixed interest rate	–	–	–	–	1.28%	
Average EUR/GBP exchange rate	–	–	–	–	1.38	
Interest rate swap						
Notional	796	12,236	31,539	51,094	32,488	128,153
Average fixed interest rate	3.20%	0.10%	0.68%	2.04%	1.88%	
Cash flow hedges						
Foreign exchange						
Currency swap						
Notional	16	35	207	48	4	310
Average EUR/GBP exchange rate	–	–	–	–	–	
Average USD/GBP exchange rate	1.23	1.26	1.19	1.23	1.18	
Interest rate						
Interest rate swap						
Notional	4,476	4,891	24,929	152,862	48,758	235,916
Average fixed interest rate	3.18%	1.46%	2.42%	2.46%	1.63%	

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 17: Derivative financial instruments continued

The carrying amounts of the Group's hedging instruments are as follows:

| At 31 December 2023 | Carrying amount of the hedging instrument | | | |
	Contract/ notional amount £m	Assets £m	Liabilities £m	Changes in fair value used for calculating hedge ineffectiveness £m
Fair value hedges				
Interest rate				
Currency swaps	35	3	–	2
Interest rate swaps	134,631	68	413	(3,098)
Cash flow hedges				
Foreign exchange				
Currency swaps	541	1	14	(14)
Interest rate				
Interest rate swaps	450,568	–	–	2,221

| At 31 December 2022 | Carrying amount of the hedging instrument | | | |
	Contract/ notional amount £m	Assets £m	Liabilities £m	Changes in fair value used for calculating hedge ineffectiveness £m
Fair value hedges				
Interest rate				
Currency swaps	35	1	–	(2)
Interest rate swaps	128,153	8	496	3,108
Cash flow hedges				
Foreign exchange				
Currency swaps	310	10	10	25
Interest rate				
Interest rate swaps	235,916	–	–	(6,417)

All amounts are held within derivative financial instruments.

Note 17: Derivative financial instruments continued

The Group's hedged items are as follows:

At 31 December 2023	Carrying amount of the hedged item		Accumulated amount of fair value adjustment on the hedged item		Change in fair value of hedged item for ineffectiveness assessment	Cash flow hedging reserve	
	Assets £m	Liabilities £m	Assets £m	Liabilities £m	£m	Continuing hedges £m	Discontinued hedges £m
Fair value hedges							
Interest rate							
Fixed rate mortgages[1]	**75,871**	**–**	**25**	**–**	**2,542**		
Fixed rate issuance[2]	**–**	**30,852**	**–**	**1,463**	**(672)**		
Fixed rate bonds[3]	**24,146**	**–**	**(331)**	**–**	**962**		
Cash flow hedges							
Foreign exchange							
Foreign currency issuance[2]					**14**	**(11)**	**20**
Customer deposits[4]					**–**	**–**	**3**
Interest rate							
Customer loans[1]					**(1,721)**	**(3,529)**	**(1,914)**
Central bank balances[5]					**(468)**	**(272)**	**(1,425)**
Customer deposits[4]					**250**	**2,169**	**23**

At 31 December 2022	Carrying amount of the hedged item		Accumulated amount of fair value adjustment on the hedged item		Change in fair value of hedged item for ineffectiveness assessment	Cash flow hedging reserve	
	Assets £m	Liabilities £m	Assets £m	Liabilities £m	£m	Continuing hedges £m	Discontinued hedges £m
Fair value hedges							
Interest rate							
Fixed rate mortgages[1]	73,282	–	(2,602)	–	(3,199)		
Fixed rate issuance[2]	–	28,391	–	2,069	2,422		
Fixed rate bonds[3]	19,259	–	(1,549)	–	(2,350)		
Cash flow hedges							
Foreign exchange							
Foreign currency issuance[2]					(25)	6	11
Customer deposits[4]					–	–	3
Interest rate							
Customer loans[1]					5,931	(6,051)	(921)
Central bank balances[5]					2,194	(1,597)	(916)
Customer deposits[4]					(1,661)	2,332	(46)

1   Included within loans and advances to customers.
2   Included within debt securities in issue at amortised cost.
3   Included within financial assets at amortised cost and financial assets at fair value through other comprehensive income.
4   Included within customer deposits.
5   Included within cash and balances at central banks.

The accumulated amount of fair value hedge adjustments remaining in the balance sheet for hedged items that have ceased to be adjusted for hedging gains and losses is a liability of £960 million relating to fixed rate issuances of £170 million and mortgages of £790 million (2022: liability of £1,449 million relating to fixed rate issuances of £221 million and mortgages of £1,228 million).

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 17: Derivative financial instruments continued

Gains and losses arising from hedge accounting are summarised as follows:

| At 31 December 2023 | Gain (loss) recognised in other comprehensive income £m | Hedge ineffectiveness recognised in the income statement[1] £m | Amounts reclassified from reserves to income statement as: | | |
			Hedged cash flows will no longer occur £m	Hedged item affected income statement £m	Income statement line item that includes reclassified amount
Fair value hedges					
Interest rate					
Fixed rate mortgages		**(264)**			
Fixed rate issuance		**(13)**			
Fixed rate bonds		**13**			
Cash flow hedges					
Foreign exchange					
Foreign currency issuance	**(14)**	**–**	**–**	**5**	**Interest expense**
Customer deposits	**–**	**–**	**–**	**–**	**Interest expense**
Interest rate					
Customer loans	**(134)**	**17**	**–**	**1,663**	**Interest income**
Central bank balances	**297**	**3**	**–**	**519**	**Interest income**
Customer deposits	**576**	**(3)**	**–**	**(670)**	**Interest expense**

| At 31 December 2022 | Gain (loss) recognised in other comprehensive income £m | Hedge ineffectiveness recognised in the income statement[1] £m | Amounts reclassified from reserves to income statement as: | | |
			Hedged cash flows will no longer occur £m	Hedged item affected income statement £m	Income statement line item that includes reclassified amount
Fair value hedges					
Interest rate					
Fixed rate mortgages		22			
Fixed rate issuance		(29)			
Fixed rate bonds		(14)			
Cash flow hedges					
Foreign exchange					
Foreign currency issuance	25	–	–	(6)	Interest expense
Customer deposits	3	–	–	–	Interest expense
Interest rate					
Customer loans	(6,718)	(29)	–	5	Interest income
Central bank balances	(2,171)	1	–	2	Interest income
Customer deposits	2,341	22	–	(2)	Interest expense

1   Hedge ineffectiveness is included in the income statement within net trading income.

There was no gain or loss in either 2023 or 2022 reclassified from the cash flow hedging reserve for which hedge accounting had previously been used but for which the hedged future cash flows are no longer expected to occur.

At 31 December 2023 £2,072 million of total recognised derivative assets of and £3,241 million of total recognised derivative liabilities of (2022: £2,931 million of assets and £4,479 million of liabilities) had a contractual residual maturity of greater than one year.

Note 18: Loans and advances to customers

	Gross carrying amount					Allowance for expected credit losses				
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 1 January 2023	**362,766**	**60,103**	**7,611**	**9,622**	**440,102**	**678**	**1,792**	**1,752**	**253**	**4,475**
Exchange and other adjustments[1]	**2,432**	**(8)**	**(8)**	**18**	**2,434**	**(8)**	**(1)**	**106**	**67**	**164**
Transfers to Stage 1	**18,355**	**(18,317)**	**(38)**			**393**	**(385)**	**(8)**		**–**
Transfers to Stage 2	**(17,963)**	**18,545**	**(582)**			**(53)**	**121**	**(68)**		**–**
Transfers to Stage 3	**(1,214)**	**(2,507)**	**3,721**			**(13)**	**(223)**	**236**		**–**
Impact of transfers between stages	**(822)**	**(2,279)**	**3,101**			**(254)**	**401**	**312**		**459**
						73	**(86)**	**472**		**459**
Other changes in credit quality[2]						**106**	**(103)**	**802**	**8**	**813**
Additions and repayments	**8,168**	**(3,951)**	**(2,338)**	**(1,043)**	**836**	**90**	**(81)**	**(862)**	**(81)**	**(934)**
Charge (credit) to the income statement						**269**	**(270)**	**412**	**(73)**	**338**
Disposals and derecognition[3]	**(3,685)**	**(892)**	**(122)**	**(743)**	**(5,442)**	**(54)**	**(59)**	**(24)**	**(34)**	**(171)**
Advances written off			**(1,229)**	**–**	**(1,229)**			**(1,229)**	**–**	**(1,229)**
Recoveries of advances written off in previous years			**116**	**–**	**116**			**116**	**–**	**116**
At 31 December 2023	**368,859**	**52,973**	**7,131**	**7,854**	**436,817**	**885**	**1,462**	**1,133**	**213**	**3,693**
Allowance for impairment losses	**(885)**	**(1,462)**	**(1,133)**	**(213)**	**(3,693)**					
Net carrying amount	**367,974**	**51,511**	**5,998**	**7,641**	**433,124**					
Drawn ECL coverage[4] (%)	**0.2**	**2.8**	**15.9**	**2.7**	**0.8**					

1 Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset's expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.
2 Includes a charge for methodology and model changes of £60 million, split by stage as £96 million charge for Stage 1, £33 million credit for Stage 2, £1 million credit for Stage 3 and £2 million credit for POCI.
3 Relates to the securitisations of legacy Retail mortgages and Retail unsecured loans.
4 Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.

	Gross carrying amount					Allowance for expected credit losses				
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 1 January 2022	382,366	34,884	6,406	10,977	434,633	909	1,112	1,573	210	3,804
Exchange and other adjustments[1]	(1,574)	24	(21)	12	(1,559)	1	1	43	65	110
Transfers to Stage 1	8,329	(8,256)	(73)			176	(167)	(9)		–
Transfers to Stage 2	(34,889)	35,291	(402)			(66)	135	(69)		–
Transfers to Stage 3	(1,235)	(2,527)	3,762			(8)	(158)	166		–
Impact of transfers between stages	(27,795)	24,508	3,287			(119)	697	268		846
						(17)	507	356		846
Other changes in credit quality[2]						(312)	84	617	49	438
Additions and repayments	9,769	687	(1,315)	(1,354)	7,787	97	88	(91)	(58)	36
(Credit) charge to the income statement						(232)	679	882	(9)	1,320
Advances written off			(928)	(13)	(941)			(928)	(13)	(941)
Recoveries of advances written off in previous years			182	–	182			182	–	182
At 31 December 2022	362,766	60,103	7,611	9,622	440,102	678	1,792	1,752	253	4,475
Allowance for impairment losses	(678)	(1,792)	(1,752)	(253)	(4,475)					
Net carrying amount	362,088	58,311	5,859	9,369	435,627					
Drawn ECL coverage[3] (%)	0.2	3.0	23.0	2.6	1.0					

1 Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset's expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.
2 Includes a credit for methodology and model changes of £63 million, split by stage as £2 million charge for Stage 1, £11 million charge for Stage 2, £47 million credit for Stage 3 and £29 million credit for POCI.
3 Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.

The total allowance for impairment losses includes £187 million (2022: £92 million) in respect of residual value impairment and voluntary terminations within the Group's UK Motor Finance business.

At 31 December 2023 £377,462 million (2022: £389,517 million) of loans and advances to customers had a contractual residual maturity of greater than one year.

Note 18: Loans and advances to customers continued

Movements in Retail UK mortgage balances were as follows:

	Gross carrying amount					Allowance for expected credit losses				
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 1 January 2023	257,517	41,783	3,416	9,622	312,338	91	552	311	253	1,207
Exchange and other adjustments[1]	–	–	–	18	18	–	–	53	67	120
Transfers to Stage 1	12,202	(12,195)	(7)		–	66	(65)	(1)		–
Transfers to Stage 2	(12,673)	13,103	(430)		–	(7)	33	(26)		–
Transfers to Stage 3	(450)	(1,656)	2,106		–	–	(66)	66		–
Impact of transfers between stages	(921)	(748)	1,669		–	(50)	91	115		156
						9	(7)	154		156
Other changes in credit quality[2]						43	(104)	14	8	(39)
Additions and repayments	1,202	(1,955)	(553)	(1,043)	(2,349)	19	(49)	(67)	(81)	(178)
Charge (credit) to the income statement						71	(160)	101	(73)	(61)
Disposals and derecognition[3]	(1,202)	(547)	(94)	(743)	(2,586)	(1)	(18)	(7)	(34)	(60)
Advances written off			(108)	–	(108)			(108)	–	(108)
Recoveries of advances written off in previous years			7	–	7			7	–	7
At 31 December 2023	256,596	38,533	4,337	7,854	307,320	161	374	357	213	1,105
Allowance for impairment losses	(161)	(374)	(357)	(213)	(1,105)					
Net carrying amount	256,435	38,159	3,980	7,641	306,215					
Drawn ECL coverage[4] (%)	0.1	1.0	8.2	2.7	0.4					

1 Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset's expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.
2 Includes a charge for methodology and model changes of £74 million, split by stage as £91 million charge for Stage 1, £12 million credit for Stage 2, £(3) million credit for Stage 3 and £2 million credit for POCI.
3 Relates to the securitisation of legacy Retail mortgages.
4 Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.

	Gross carrying amount					Allowance for expected credit losses				
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 1 January 2022	273,629	21,798	1,940	10,977	308,344	48	394	184	210	836
Exchange and other adjustments[1]	–	–	–	12	12	–	–	28	65	93
Transfers to Stage 1	5,107	(5,096)	(11)		–	28	(27)	(1)		–
Transfers to Stage 2	(26,043)	26,204	(161)		–	(14)	25	(11)		–
Transfers to Stage 3	(444)	(1,793)	2,237		–	–	(63)	63		–
Impact of transfers between stages	(21,380)	19,315	2,065		–	(25)	254	98		327
						(11)	189	149		327
Other changes in credit quality[2]						36	(21)	(1)	49	63
Additions and repayments	5,268	670	(585)	(1,354)	3,999	18	(10)	(45)	(58)	(95)
Charge (credit) to the income statement						43	158	103	(9)	295
Advances written off			(28)	(13)	(41)			(28)	(13)	(41)
Recoveries of advances written off in previous years			24	–	24			24	–	24
At 31 December 2022	257,517	41,783	3,416	9,622	312,338	91	552	311	253	1,207
Allowance for impairment losses	(91)	(552)	(311)	(253)	(1,207)					
Net carrying amount	257,426	41,231	3,105	9,369	311,131					
Drawn ECL coverage[3] (%)	–	1.3	9.1	2.6	0.4					

1 Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset's expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.
2 Includes a credit for methodology and model changes of £96 million, split by stage as £nil for Stage 1, £12 million credit for Stage 2, £55 million credit for Stage 3 and £29 million credit for POCI.
3 Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.

Notes to the consolidated financial statements continued
for the year ended 31 December

Note 18: Loans and advances to customers continued

The movement tables are compiled by comparing the position at 31 December to that at the beginning of the year. Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at 31 December, with the exception of those held within purchased or originated credit-impaired, which are not transferable.

Additions and repayments comprise new loans originated and repayments of outstanding balances throughout the reporting period.

The Group's impairment charge comprises impact of transfers between stages, other changes in credit quality and additions and repayments.

Advances written off have first been transferred to Stage 3 and then acquired a full allowance through other changes in credit quality.

Recoveries of advances written off in previous years are shown at the full recovered value, with a corresponding entry in repayments and release of allowance through other changes in credit quality.

Note 19: Allowance for expected credit losses

The Group recognises an allowance for expected credit losses (ECLs) for loans and advances to customers and banks, other financial assets held at amortised cost, financial assets (other than equity investments) measured at fair value through other comprehensive income and certain loan commitment and financial guarantee contracts. At 31 December 2023, the Group's expected credit loss allowance was £4,021 million (2022: £4,796 million), of which £3,707 million (2022: £4,492 million) was in respect of drawn balances.

The Group's total impairment allowances were as follows:

	Allowance for expected credit losses				
At 31 December 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
In respect of:					
Loans and advances to banks	6	–	–	–	6
Loans and advances to customers	885	1,462	1,133	213	3,693
Debt securities	7	–	1	–	8
Financial assets at amortised cost	898	1,462	1,134	213	3,707
Provisions in relation to loan commitments and financial guarantees	153	159	2	–	314
Total	1,051	1,621	1,136	213	4,021
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	7	–	–	–	7

	Allowance for expected credit losses				
At 31 December 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
In respect of:					
Loans and advances to banks	9	–	–	–	9
Loans and advances to customers	678	1,792	1,752	253	4,475
Debt securities	7	–	1	–	8
Financial assets at amortised cost	694	1,792	1,753	253	4,492
Provisions in relation to loan commitments and financial guarantees	122	178	4	–	304
Total	816	1,970	1,757	253	4,796
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	9	–	–	–	9

Note 19: Allowance for expected credit losses continued

The calculation of the Group's expected credit loss allowances and provisions against loan commitments and guarantees, which are set out above, under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates. The most significant are set out below:

Critical accounting judgements and key sources of estimation uncertainty

Critical judgements:	Determining an appropriate definition of default against which a probability of default, exposure at default and loss given default parameter can be evaluated
	Establishing the criteria for a significant increase in credit risk (SICR)
	The individual assessment of material cases and the use of judgemental adjustments made to impairment modelling processes that adjust inputs, parameters and outputs to reflect risks not captured by models
Key source of estimation uncertainty:	Base case and multiple economic scenarios (MES) assumptions, including the rate of unemployment and the rate of change of house prices, required for creation of MES scenarios and forward-looking credit parameters

Definition of default

The probability of default (PD) of an exposure, both over a 12-month period and over its lifetime, is a key input to the measurement of the ECL allowance. Default has occurred when there is evidence that the customer is experiencing significant financial difficulty which is likely to affect the ability to repay amounts due. The definition of default adopted by the Group is described in note 2(H) Impairment of financial assets. IFRS 9 contains a rebuttable presumption that default occurs no later than when a payment is 90 days past due which the Group now uses for all its products following changes to the definition of default for UK mortgages on 1 January 2022. In addition, other indicators of mortgage default include end-of-term payments on past due interest-only accounts and loans considered in probation due to recent arrears or forbearance, aligning the definition of Stage 3 credit-impaired for IFRS 9 to the CRD IV prudential regulatory definition of default.

Significant increase in credit risk

An ECL allowance equivalent to 12 months' expected losses is established against assets in Stage 1; assets classified as Stage 2 carry an ECL allowance equivalent to lifetime expected losses. Assets are transferred from Stage 1 to Stage 2 when there has been a significant increase in credit risk (SICR) since initial recognition. Credit-impaired assets are transferred to Stage 3 with a lifetime expected losses allowance. The Group uses both quantitative and qualitative indicators to determine whether there has been a SICR for an asset. For Retail, the following tables set out the retail master scale (RMS) grade triggers which result in a SICR for financial assets and the PD boundaries for each RMS grade.

SICR triggers for key Retail portfolios

Origination grade	1	2	3	4	5	6	7
Mortgages SICR grade	5	5	6	7	8	9	10
Credit cards, loans and overdrafts SICR grade	4	5	6	7	8	9	10

RMS grade	1	2	3	4	5	6	7	8	9	10	11	12	13	14
PD boundary[1] (%)	0.10	0.40	0.80	1.20	2.50	4.50	7.50	10.00	14.00	20.00	30.00	45.00	99.99	100.00

1 Probability-weighted annualised lifetime probability of default.

For Commercial a doubling of PD with a minimum increase in PD of 1 per cent and a resulting change in the underlying grade is treated as a SICR.

The Group uses the internal credit risk classification and watchlist as qualitative indicators to identify a SICR. The Group does not use the low credit risk exemption in its staging assessments. The use of a payment holiday in and of itself has not been judged to indicate a significant increase in credit risk, nor forbearance, with the underlying long-term credit risk deemed to be driven by economic conditions and captured through the use of forward-looking models. These portfolio level models are capturing the anticipated volume of increased defaults and therefore an appropriate assessment of staging and expected credit loss.

All financial assets are assumed to have suffered a SICR if they are more than 30 days past due; credit cards, loans and overdrafts financial assets are also assumed to have suffered a SICR if they are in arrears on three or more separate occasions in a rolling 12-month period. Financial assets are classified as credit-impaired if they are 90 days past due.

A Stage 3 asset that is no longer credit-impaired is transferred back to Stage 2 as no general probation period is applied to assets in Stage 3. UK mortgages is an exception to this rule where a probation period is enforced for non-performing, forborne and defaulted exposures in accordance with prudential regulation. If an exposure that is classified as Stage 2 no longer meets the SICR criteria, which in some cases capture customer behaviour in previous periods, it is moved back to Stage 1.

The setting of precise trigger points combined with risk indicators requires judgement. The use of different trigger points may have a material impact upon the size of the ECL allowance. The Group monitors the effectiveness of SICR criteria on an ongoing basis.

Lifetime of an exposure

A range of approaches, segmented by product type, has been adopted by the Group to estimate a product's expected life. These include using the full contractual life and taking into account behavioural factors such as early repayments, extensions and refinancing. For non-revolving retail assets, the Group has assumed the expected life for each product to be the time taken for all significant losses to be observed. For revolving retail products, the Group has considered the losses beyond the contractual term over which the Group is exposed to credit risk. For commercial overdraft facilities, the average behavioural life has been used. Changes to the assumed expected lives of the Group's assets could impact the ECL allowance recognised by the Group. The assessment of SICR and corresponding lifetime loss, and the PD, of a financial asset designated as Stage 2, or Stage 3, is dependent on its expected life.

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 19: Allowance for expected credit losses continued

Individual assessments and application of judgement in adjustments to modelled ECL

The table below analyses total ECL allowances by portfolio, separately identifying the amounts that have been modelled, those that have been individually assessed and those arising through the application of judgemental adjustments.

			Judgements due to:		
	Modelled ECL £m	Individually assessed £m	Inflationary and interest rate risk £m	Other[1] £m	Total ECL £m
At 31 December 2023					
UK mortgages	**991**	**–**	**61**	**63**	**1,115**
Credit cards	**703**	**–**	**92**	**15**	**810**
Other Retail	**867**	**–**	**32**	**46**	**945**
Commercial Banking	**1,090**	**340**	**–**	**(280)**	**1,150**
Other	**1**	**–**	**–**	**–**	**1**
Total	**3,652**	**340**	**185**	**(156)**	**4,021**
At 31 December 2022					
UK mortgages	946	–	49	214	1,209
Credit cards	698	–	93	(28)	763
Other Retail	903	–	53	60	1,016
Commercial Banking	910	1,008	–	(111)	1,807
Other	1	–	–	–	1
Total	3,458	1,008	195	135	4,796

1   2022 includes £1 million which was previously reported within judgements due to COVID-19.

Individual assessed ECL

Stage 3 ECL in Commercial Banking is largely assessed on an individual basis by the Business Support Unit using bespoke assessment of loss for each specific client based on potential recovery strategies. While these assessments are based on the Group's latest economic view, the use of Group-wide multiple economic scenarios and weightings is not considered appropriate for these cases due to their individual characteristics. In place of this, a range of case-specific outcomes are considered with any alternative better or worse outcomes that carry a 25 per cent likelihood taken into account in establishing a probability-weighted ECL. At 31 December 2023, individually assessed provisions for Commercial Banking were £340 million (2022: £1,008 million) which reflected a range of £291 million to £413 million (2022: £908 million to £1,140 million), based on the range of alternative outcomes considered.

Application of judgement in adjustments to modelled ECL

Impairment models fall within the Group's model risk framework with model monitoring, periodic validation and back testing performed on model components, such as probability of default. Limitations in the Group's impairment models or data inputs may be identified through the ongoing assessment and validation of the output of the models. In these circumstances, management applies appropriate judgemental adjustments to the ECL to ensure that the overall provision adequately reflects all material risks. These adjustments are determined by considering the particular attributes of exposures which have not been adequately captured by the impairment models and range from changes to model inputs and parameters, at account level, through to more qualitative post-model adjustments. Post-model adjustments are not typically calculated under each distinct economic scenario used to generate ECL, but on final modelled ECL. All adjustments are reviewed quarterly and are subject to internal review and challenge, including by the Audit Committee, to ensure that amounts are appropriately calculated and specific release criteria is identified.

During 2022 the intensifying inflationary pressures, alongside rising interest rates within the Group's outlook created further risks not deemed to be fully captured by ECL models. These pressures played out in 2023 with households experiencing increased interest rates and living costs. These risks, whilst still present, are beginning to subside with inflation now reducing and interest rates now believed to have peaked. As a result, the judgements held in respect of inflationary and interest rate risks are at a slightly reduced level of £185 million (2022: £195 million). Other judgements continue to be applied for broader data and model limitations, both increasing and decreasing ECL. These include incremental risks associated with a material devaluation in commercial real estate prices present since 2022. Given ECL models only capture future price movements, and not the suppressed level, there is a risk that further losses are yet to emerge as well as greater risk on specific sector valuations. At 31 December 2023 judgemental adjustments resulted in net additional ECL allowances totalling £29 million (2022: £330 million).

Judgements due to inflationary and interest rate risk

UK mortgages: £61 million (2022: £49 million)

There has been only modest evidence of credit deterioration in the UK mortgages portfolio through 2023 despite the high levels of inflation and the rising interest rate environment. Increases in new to arrears and defaults that have emerged are mainly driven by variable rate customers, who have experienced material increases in their monthly payment. Mortgage ECL models use UK Bank Rate as a driver of predicted defaults largely capturing the stretch on customers due to increased payments, and that has contributed materially to the elevated levels of ECL at 31 December 2023. The impact is also partly mitigated by stressed affordability assessments applied at loan origination which means most customers have demonstrated the ability to absorb payment shocks.

However, there remains a potential risk to affordability from continued inflationary pressures combined with higher interest rates, and that this may not be fully captured by the Group's ECL models. The risk remains for customers maturing from low fixed rate deals, the accumulated impact on variable rate product holders, lower levels of real household income and rental cover value. Therefore a judgemental uplift in ECL has been taken in these segments of the mortgages portfolio, either where inflation is expected to present a more material risk, or where segments within the model do not recognise UK Bank Rate as a material driver of predicted defaults.

Notes to the consolidated financial statements continued
for the year ended 31 December

Note 19: Allowance for expected credit losses continued

Credit cards: £92 million (2022: £93 million) and Other Retail: £32 million (2022: £53 million)

The Group's ECL models for credit cards and personal loan portfolios use predictions of wage growth to account for future affordability stress. As elevated inflation erodes nominal wage growth, adjustments have been made to the econometric models to account for real, rather than nominal, income to produce adjusted predicted defaults. These adjustments also include the specific risk to affordability from increased housing costs, not captured by CPI. As these adjustments are made within predicted default models, they are calculated under each economic scenario and impact the staging of assets through increased PDs.

Alongside these portfolio-wide adjustments management has also made an additional uplift to ECL for customers with lower income levels and higher indebtedness deemed most vulnerable to inflationary pressures and interest rate rises. Although this segment of customers has not exhibited any greater deterioration to date, uplifts continue to be applied to recognise that continued inflation and interest rates risks remain.

Other judgements

UK mortgages: £63 million (2022: £214 million)

These adjustments principally comprise:

Increase in time to repossession: £106 million (2022: £118 million)

Due to the Group suspending mortgage litigation activity between late-2014 and mid-2018 due to policy changes for the treatment of arrears, and as collections strategy normalises post COVID-19 pandemic, the Group's experience of possessions data on which our models rely is limited. This reflects an adjustment made to allow for an increase in the time assumed between default and repossession. A number of defaulted accounts, equivalent in scale to the estimated shortfall in possessions experienced, have had their provision coverage judgementally increased to the level of those accounts already in repossession. A further adjustment is made to accounts which have been in default for more than 24 months, with an arrears balance increase in the last six months. These accounts have their probability of possession judgmentally set to an increased level based on observed historical losses incurred on accounts that were of an equivalent status.

Asset recovery values: £nil (2022: £69 million)

The low level of repossession volumes throughout 2020 to 2022 restricted the calibration of Forced Sale Discount (FSD) model parameters which uses the achieved sales price experience over the last 12 months. Over this period management partly incorporated an increasing trend in FSD rates through judgementally extending the observation period. At December 2023 the level of sales volumes observed over the past 12 months has subsequently returned to an adequate level for model calibrations to again be performed removing the need for judgemental adjustment.

Adjustment for specific segments: £23 million (2022: £25 million)

The Group monitors risks across specific segments of its portfolios which may not be fully captured through wider collective models. The judgement for fire safety and cladding uncertainty has been maintained. Though experience remains limited the risk is considered sufficiently material to address through judgement, given that there is evidence of assessed cases having defective cladding, or other fire safety issues.

Adjustment for Stage 2 oversensitivity: £(68) million (2022: £nil)

Management has observed an increasing degree of oversensitivity in the number of recently originated low risk accounts moving to Stage 2 through the PD trigger mechanism. This arises from a blend of factors currently present, with the combination of the Group's current MES assumptions and the uplift approach applied, disproportionately applying greater forward-looking uplifts to recent vintages. Given these accounts have shown no significant movement in observed credit scores and were originated under a similar or more adverse economic outlook, an adjustment has been made pending a model rebuild. Management has judgementally increased the threshold applied to these accounts by one further grade (to what is set out on **page 129**) which results in £6 billion of assets being moved back to Stage 1 which results in a lower 12-month ECL.

Credit cards: £15 million (2022: £(28) million) and Other Retail: £46 million (2022: £60 million)

These adjustments principally comprise:

Lifetime extension on revolving products: Credit cards: £67 million (2022: £82 million) and Other Retail: £10 million (2022: £14 million)

An adjustment is required to extend the lifetime used for Stage 2 exposures on Retail revolving products from a three-year modelled lifetime, which reflected the outcome data available when the ECL models were developed. Incremental defaults beyond year three are calculated through the extrapolation of the default trajectory observed throughout the three years and beyond. The judgement has reduced slightly in the period following refinement to the discounting methodology applied.

Adjustments to loss given defaults (LGDs): Credit cards: £(50) million (2022: £(96) million) and Other Retail: £37 million (2022: £13 million)

A number of adjustments have been made to the loss given default assumptions used within unsecured and motor credit models. For unsecured portfolios, the adjustments reflect the impact of changes in collection debt sale strategy on the Group's LGD models, incorporating up to date customer performance and forward flow debt sale pricing. For motor, the adjustment captures a decline in used car prices.

Commercial Banking: £(280) million (2022: £(111) million)

These adjustments principally comprise:

Corporate insolvency rates: £(287) million (2022: £(35) million)

During 2023, the volume of UK corporate insolvencies continued to exhibit an increasing trend beyond December 2019 levels, revealing a marked misalignment between observed UK corporate insolvencies and the Group's credit performance. This dislocation gives rise to uncertainty over the drivers of observed trends and the appropriateness of the Group's Commercial Banking model response which uses observed UK corporate insolvencies data to anchor future loss estimates to. Given the Group's asset quality remains strong with low new defaults, a negative adjustment is applied by using the long-term average rate. The larger negative adjustment in the period reflects the widening gap between the increasing industry level and the long-term average rate used.

Adjustments to loss given defaults (LGDs): £(105) million (2022: £(105) million)

Following a review on the loss given default approach for commercial exposures, management deems that ECL should be adjusted to mitigate limitations identified in the approach which are causing loss given defaults to be inflated. These include the benefit from amortisation of exposures relative to collateral values at default and a move to an exposure-weighted approach being adopted. These temporary adjustments will be addressed through future model development.

Note 19: Allowance for expected credit losses continued
Commercial Real Estate (CRE) price reduction: £65 million (2022: £nil)

Rolling the forecast model forwards into the period has resulted in the material fall in CRE prices seen in late 2022 moving out of the model assumptions used to assess ECL. Given the model uses future changes in the metric as a driver of defaults and loss rates there is a risk that the model benefit that arises does not reflect the residual risk caused by the sustained low level of prices. Management therefore considers it appropriate to judgementally reinstate the CRE price drop within the ECL model assumptions given the materially reduced level in CRE prices could still trigger additional defaults Within this adjustment management has refined the potential impact on loss rates through capturing updated valuations as well as stressing valuations on specific sectors where evidence suggests valuations may lag achievable levels, notably in cases of stressed sale.

Generation of multiple economic scenarios
The estimate of expected credit losses is required to be based on an unbiased expectation of future economic scenarios. The approach used to generate the range of future economic scenarios depends on the methodology and judgements adopted. The Group's approach is to start from a defined base case scenario, used for planning purposes, and to generate alternative economic scenarios around this base case. The base case scenario is a conditional forecast underpinned by a number of conditioning assumptions that reflect the Group's best view of key future developments. If circumstances appear likely to materially deviate from the conditioning assumptions, then the base case scenario is updated.

The base case scenario is central to a range of future economic scenarios generated by simulation of an economic model, for which the same conditioning assumptions apply as in the base case scenario. These scenarios are ranked by using estimated relationships with industry-wide historical loss data. With the base case already pre-defined, three other scenarios are identified as averages of constituent scenarios located around the 15th, 75th and 95th percentiles of the distribution. The full distribution is therefore summarised by a practical number of scenarios to run through ECL models representing an upside, the base case, and a downside scenario weighted at 30 per cent each, together with a severe downside scenario weighted at 10 per cent. The scenario weights represent the distribution of economic scenarios and not subjective views on likelihood. The inclusion of a severe downside scenario with a smaller weighting ensures that the non-linearity of losses in the tail of the distribution is adequately captured. Macroeconomic projections may employ reversionary techniques to adjust the paths of economic drivers towards long-run equilibria after a reasonable forecast horizon. The Group does not use such techniques to force the MES scenarios to revert to the base case planning view. Utilising such techniques would be expected to be immaterial for expected credit losses since loss sensitivity is highest over the initial five years of the projections. Most assets are expected to have matured, or reached the end of their behavioural life before the five-year horizon.

A forum under the chairmanship of the Chief Economist meets at least quarterly to review and, if appropriate, recommend changes to the method by which economic scenarios are generated, for approval by the Chief Financial Officer and Chief Risk Officer. In June 2022, the Group judged it appropriate to include an adjusted severe downside scenario to incorporate a high CPI inflation and UK Bank Rate profiles and to adopt this adjusted severe downside scenario to calculate the Group's ECL. This is because the historic macroeconomic and loan loss data upon which the scenario model is calibrated imply an association of downside economic outcomes with easier monetary policy, and therefore low interest rates. The adjustment is considered to better reflect the risks around the Group's base case view in an economic environment where the potential for supply shocks remains an elevated concern. The Group has continued to include a non-modelled severe downside scenario for Group ECL calculations for 31 December 2023 reporting.

Base case and MES economic assumptions
The Group's base case economic scenario has been updated to reflect ongoing geopolitical developments, and further evidence of easing of inflationary pressures allowing shifts to less restrictive monetary policies globally. The Group's updated base case scenario has three conditioning assumptions: first, the wars in Ukraine and the Middle East remain geographically contained and do not lead to a major escalation in energy prices; second, China's economic stabilisation policy is effective; and third, less restrictive monetary and fiscal policy throughout this year.

Based on these assumptions and incorporating the economic data published in the fourth quarter, the Group's base case scenario is for slow expansion in GDP and a rise in the unemployment rate alongside modest changes in residential and commercial property prices. Following a reduction in inflationary pressures, UK Bank Rate is expected to be lowered during 2024. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.

The Group has accommodated the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables in the fourth quarter of 2023, for which actuals may have since emerged prior to publication.

Scenarios by year
The key UK economic assumptions made by the Group are shown in the following tables across a number of measures explained below.

Annual assumptions
Gross domestic product (GDP) and Consumer Price Index (CPI) inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices over each year. Unemployment rate and UK Bank Rate are averages over the year.

Five-year average
The five-year average reflects the average annual growth rate, or level, over the five-year period. It includes movements within the current reporting year, such that the position as at 31 December 2023 covers the five years 2023 to 2027. The inclusion of the reporting year within the five-year period reflects the need to predict variables which remain unpublished at the reporting date and recognises that credit models utilise both level and annual changes. The use of calendar years maintains a comparability between the annual assumptions presented.

Five-year start to peak and trough
The peak or trough for any metric may occur intra year and therefore not be identifiable from the annual assumptions, so they are also disclosed. For GDP, house price growth and commercial real estate price growth, the peak, or trough, reflects the highest, or lowest cumulative quarterly position reached relative to the start of the five-year period, which as at 31 December 2023 is 1 January 2023. Given these metrics may exhibit increases followed by greater falls, the start to trough movements quoted may be smaller than the equivalent 'peak to trough' movement (and vice versa for start to peak). Unemployment, UK Bank Rate and CPI inflation reflect the highest, or lowest, quarterly level reached in the five-year period.

Note 19: Allowance for expected credit losses continued

At 31 December 2023	2023 %	2024 %	2025 %	2026 %	2027 %	2023 to 2027 average %	Start to peak %	Start to trough %
Upside								
Gross domestic product	0.3	1.5	1.7	1.7	1.9	1.4	8.1	0.2
Unemployment rate	4.0	3.3	3.1	3.1	3.1	3.3	4.2	3.0
House price growth	1.9	0.8	6.9	7.2	6.8	4.7	25.7	(1.2)
Commercial real estate price growth	(3.9)	9.0	3.8	1.3	1.3	2.2	11.5	(3.9)
UK Bank Rate	4.94	5.72	5.61	5.38	5.18	5.37	5.79	4.25
CPI inflation	7.3	2.7	3.1	3.2	3.1	3.9	10.2	2.1
Base case								
Gross domestic product	0.3	0.5	1.2	1.7	1.9	1.1	6.4	0.2
Unemployment rate	4.2	4.9	5.2	5.2	5.0	4.9	5.2	3.9
House price growth	1.4	(2.2)	0.5	1.6	3.5	1.0	4.8	(1.2)
Commercial real estate price growth	(5.1)	(0.2)	0.1	0.0	0.8	(0.9)	(1.2)	(5.3)
UK Bank Rate	4.94	4.88	4.00	3.50	3.06	4.08	5.25	3.00
CPI inflation	7.3	2.7	2.9	2.5	2.2	3.5	10.2	2.1
Downside								
Gross domestic product	0.2	(1.0)	(0.1)	1.5	2.0	0.5	3.4	(1.2)
Unemployment rate	4.3	6.5	7.8	7.9	7.6	6.8	8.0	3.9
House price growth	1.3	(4.5)	(6.0)	(5.6)	(1.7)	(3.4)	2.0	(15.7)
Commercial real estate price growth	(6.0)	(8.7)	(4.0)	(2.1)	(1.2)	(4.4)	(1.2)	(20.4)
UK Bank Rate	4.94	3.95	1.96	1.13	0.55	2.51	5.25	0.43
CPI inflation	7.3	2.8	2.7	1.8	1.1	3.2	10.2	1.0
Severe downside								
Gross domestic product	0.1	(2.3)	(0.5)	1.3	1.8	0.1	1.0	(2.9)
Unemployment rate	4.5	8.7	10.4	10.5	10.1	8.8	10.5	3.9
House price growth	0.6	(7.6)	(13.3)	(12.7)	(7.5)	(8.2)	2.0	(35.0)
Commercial real estate price growth	(7.7)	(19.5)	(10.6)	(7.7)	(5.2)	(10.3)	(1.2)	(41.8)
UK Bank Rate – modelled	4.94	2.75	0.49	0.13	0.03	1.67	5.25	0.02
UK Bank Rate – adjusted[1]	4.94	6.56	4.56	3.63	3.13	4.56	6.75	3.00
CPI inflation – modelled	7.3	2.7	2.2	0.9	(0.2)	2.6	10.2	(0.3)
CPI inflation – adjusted[1]	7.6	7.5	3.5	1.3	1.0	4.2	10.2	0.9
Probability-weighted								
Gross domestic product	0.3	0.1	0.8	1.6	1.9	0.9	5.4	0.1
Unemployment rate	4.2	5.3	5.9	5.9	5.7	5.4	6.0	3.9
House price growth	1.4	(2.5)	(0.9)	(0.3)	1.8	(0.1)	2.0	(2.8)
Commercial real estate price growth	(5.3)	(1.9)	(1.1)	(1.0)	(0.2)	(1.9)	(1.2)	(9.9)
UK Bank Rate – modelled	4.94	4.64	3.52	3.02	2.64	3.75	5.25	2.59
UK Bank Rate – adjusted[1]	4.94	5.02	3.93	3.37	2.95	4.04	5.42	2.89
CPI inflation – modelled	7.3	2.7	2.8	2.3	1.9	3.4	10.2	1.9
CPI inflation – adjusted[1]	7.4	3.2	3.0	2.4	2.0	3.6	10.2	2.0

1 The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks around the Group's base case view in an economic environment where supply shocks are the principal concern.

Base case scenario by quarter[1] At 31 December 2023	First quarter 2023 %	Second quarter 2023 %	Third quarter 2023 %	Fourth quarter 2023 %	First quarter 2024 %	Second quarter 2024 %	Third quarter 2024 %	Fourth quarter 2024 %
Gross domestic product	0.3	0.0	(0.1)	0.0	0.1	0.2	0.3	0.3
Unemployment rate	3.9	4.2	4.2	4.3	4.5	4.8	5.0	5.2
House price growth	1.6	(2.6)	(4.5)	1.4	(1.1)	(1.5)	0.5	(2.2)
Commercial real estate price growth	(18.8)	(21.2)	(18.2)	(5.1)	(4.1)	(3.8)	(2.2)	(0.2)
UK Bank Rate	4.25	5.00	5.25	5.25	5.25	5.00	4.75	4.50
CPI inflation	10.2	8.4	6.7	4.0	3.8	2.1	2.3	2.8

1 Gross domestic product is presented quarter-on-quarter. House price growth, commercial real estate growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

Note 19: Allowance for expected credit losses continued

At 31 December 2022	2022 %	2023 %	2024 %	2025 %	2026 %	2022 to 2026 average %	Start to peak %	Start to trough %
Upside								
Gross domestic product	4.1	0.1	1.1	1.7	2.1	1.8	6.5	0.4
Unemployment rate	3.5	2.8	3.0	3.3	3.4	3.2	3.8	2.8
House price growth	2.4	(2.8)	6.5	9.0	8.0	4.5	24.8	(1.1)
Commercial real estate price growth	(9.4)	8.5	3.5	2.6	2.3	1.3	7.2	(9.4)
UK Bank Rate	1.94	4.95	4.98	4.63	4.58	4.22	5.39	0.75
CPI inflation	9.0	8.3	4.2	3.3	3.0	5.5	10.7	2.9
Base case								
Gross domestic product	4.0	(1.2)	0.5	1.6	2.1	1.4	4.3	(1.1)
Unemployment rate	3.7	4.5	5.1	5.3	5.1	4.8	5.3	3.6
House price growth	2.0	(6.9)	(1.2)	2.9	4.4	0.2	6.4	(6.3)
Commercial real estate price growth	(11.8)	(3.3)	0.9	2.8	3.1	(1.8)	7.2	(14.8)
UK Bank Rate	1.94	4.00	3.38	3.00	3.00	3.06	4.00	0.75
CPI inflation	9.0	8.3	3.7	2.3	1.7	5.0	10.7	1.6
Downside								
Gross domestic product	3.9	(3.0)	(0.5)	1.4	2.1	0.8	1.2	(3.6)
Unemployment rate	3.8	6.3	7.5	7.6	7.2	6.5	7.7	3.6
House price growth	1.6	(11.1)	(9.8)	(5.6)	(1.5)	(5.4)	6.4	(24.3)
Commercial real estate price growth	(13.9)	(15.0)	(3.7)	0.4	1.4	(6.4)	7.2	(29.6)
UK Bank Rate	1.94	2.93	1.39	0.98	1.04	1.65	3.62	0.75
CPI inflation	9.0	8.2	3.3	1.3	0.3	4.4	10.7	0.2
Severe downside								
Gross domestic product	3.7	(5.2)	(1.0)	1.3	2.1	0.1	0.7	(6.4)
Unemployment rate	4.1	9.0	10.7	10.4	9.7	8.8	10.7	3.6
House price growth	1.1	(14.8)	(18.0)	(11.5)	(4.2)	(9.8)	6.4	(40.1)
Commercial real estate price growth	(17.3)	(28.8)	(9.9)	(1.3)	3.2	(11.6)	7.2	(47.8)
UK Bank Rate – modelled	1.94	1.41	0.20	0.13	0.14	0.76	3.50	0.12
UK Bank Rate – adjusted[1]	2.44	7.00	4.88	3.31	3.25	4.18	7.00	0.75
CPI inflation – modelled	9.0	8.2	2.6	(0.1)	(1.6)	3.6	10.7	(1.7)
CPI inflation – adjusted[1]	9.7	14.3	9.0	4.1	1.6	7.7	14.8	1.5
Probability-weighted								
Gross domestic product	4.0	(1.8)	0.2	1.5	2.1	1.2	3.4	(1.8)
Unemployment rate	3.7	5.0	5.8	5.9	5.7	5.2	5.9	3.6
House price growth	1.9	(7.7)	(3.2)	0.7	2.9	(1.2)	6.4	(9.5)
Commercial real estate price growth	(12.3)	(5.8)	(0.8)	1.6	2.3	(3.1)	7.2	(18.6)
UK Bank Rate – modelled	1.94	3.70	2.94	2.59	2.60	2.76	3.89	0.75
UK Bank Rate – adjusted[1]	1.99	4.26	3.41	2.91	2.91	3.10	4.31	0.75
CPI inflation – modelled	9.0	8.3	3.6	2.1	1.4	4.9	10.7	1.3
CPI inflation – adjusted[1]	9.1	8.9	4.3	2.5	1.7	5.3	11.0	1.6

1 The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks around the Group's base case view in an economic environment where supply shocks are the principal concern.

Base case scenario by quarter[1] At 31 December 2022	First quarter 2022 %	Second quarter 2022 %	Third quarter 2022 %	Fourth quarter 2022 %	First quarter 2023 %	Second quarter 2023 %	Third quarter 2023 %	Fourth quarter 2023 %
Gross domestic product	0.6	0.1	(0.3)	(0.4)	(0.4)	(0.4)	(0.2)	(0.1)
Unemployment rate	3.7	3.8	3.6	3.7	4.0	4.4	4.7	4.9
House price growth	11.1	12.5	9.8	2.0	(3.0)	(8.4)	(9.8)	(6.9)
Commercial real estate price growth	18.0	18.0	8.4	(11.8)	(16.9)	(19.8)	(15.9)	(3.3)
UK Bank Rate	0.75	1.25	2.25	3.50	4.00	4.00	4.00	4.00
CPI inflation	6.2	9.2	10.0	10.7	10.0	8.9	8.0	6.1

1 Gross domestic product is presented quarter-on-quarter. House price growth, commercial real estate growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

Notes to the consolidated financial statements continued
for the year ended 31 December

Note 19: Allowance for expected credit losses continued

ECL sensitivity to economic assumptions

The table below shows the Group's ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, with the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths. The stage allocation for an asset is based on the overall scenario probability-weighted probability of default and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments is held constant reflecting the basis on which they are evaluated. Judgemental adjustments applied through changes to model inputs or parameters, or more qualitative post model adjustments, are apportioned across the scenarios in proportion to modelled ECL where this better reflects the sensitivity of these adjustments to each scenario. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift being £673 million compared to £668 million at 31 December 2022.

	At 31 December 2023					At 31 December 2022				
	Probability-weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m	Probability-weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m
UK mortgages	1,115	395	670	1,155	4,485	1,209	514	790	1,434	3,874
Credit cards	810	600	771	918	1,235	763	596	727	828	1,180
Other Retail	945	850	920	981	1,200	1,016	907	992	1,056	1,290
Commercial Banking	1,150	780	986	1,342	2,179	1,807	1,434	1,618	1,953	3,059
Other	1	1	1	1	1	1	1	1	2	2
ECL allowance	**4,021**	**2,626**	**3,348**	**4,397**	**9,100**	4,796	3,452	4,128	5,273	9,405

The table below shows the Group's ECL for the upside, base case, downside and severe downside scenarios, with staging of assets based on each specific scenario probability of default. In each economic scenario the ECL for individual assessments is held constant reflecting the basis on which they are evaluated. Judgemental adjustments applied through changes to model inputs or parameters, or more qualitative post-model adjustments, are apportioned across the scenarios in proportion to modelled ECL where this better reflects the sensitivity of these adjustments to each scenario. A probability-weighted scenario is not shown as this view does not reflect the basis on which ECL is calculated. Comparing the probability-weighted ECL in the table above to the base case ECL with base case scenario specific staging, as shown in the table below, results in an uplift of £586 million compared to £791 million at 31 December 2022.

	At 31 December 2023				At 31 December 2022			
	Upside £m	Base case £m	Downside £m	Severe downside £m	Upside £m	Base case £m	Downside £m	Severe downside £m
UK mortgages	384	617	1,070	5,403	469	734	1,344	7,848
Credit cards	593	770	931	1,279	563	719	842	1,320
Other Retail	923	1,004	1,076	1,328	886	984	1,059	1,450
Commercial Banking	835	1,044	1,486	3,194	1,403	1,567	2,046	4,672
Other	–	–	–	–	1	1	2	2
ECL allowance	**2,735**	**3,435**	**4,563**	**11,204**	3,322	4,005	5,293	15,292

The impact of isolated changes in the UK unemployment rate and House Price Index (HPI) has been assessed on a univariate basis. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group's ECL to gradual changes in these two critical economic factors. The assessment has been made against the base case with staging held flat to the reported probability-weighted view and is assessed through the direct impact on modelled ECL and only includes judgemental adjustments applied through changes to model inputs.

The table below shows the impact on the Group's ECL resulting from a 1 percentage point increase or decrease in the UK unemployment rate. The increase or decrease is presented based on the adjustment phased evenly over the first 10 quarters of the base case scenario. A more immediate increase or decrease would drive a more material ECL impact as it would be fully reflected in both 12-month and lifetime probability of defaults.

	At 31 December 2023		At 31 December 2022	
	1pp increase in unemployment £m	1pp decrease in unemployment £m	1pp increase in unemployment £m	1pp decrease in unemployment £m
UK mortgages	33	(32)	26	(21)
Credit cards	38	(38)	41	(41)
Other Retail	19	(19)	25	(25)
Commercial Banking	87	(81)	99	(90)
ECL impact	**177**	**(170)**	191	(177)

The table below shows the impact on the Group's ECL in respect of UK mortgages of an increase or decrease in loss given default for a 10 percentage point increase or decrease in the UK HPI. The increase or decrease is presented based on the adjustment phased evenly over the first 10 quarters of the base case scenario.

	At 31 December 2023		At 31 December 2022	
	10pp increase in HPI £m	10pp decrease in HPI £m	10pp increase in HPI £m	10pp decrease in HPI £m
ECL impact	**(201)**	**305**	(225)	370

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 20: Finance lease receivables

The Group's finance lease receivables are classified as loans and advances to customers and accounted for at amortised cost. These balances are analysed as follows:

	2023 £m	2022 £m
Not later than 1 year	5,903	6,523
Later than 1 year and not later than 2 years	4,817	4,087
Later than 2 years and not later than 3 years	4,579	3,818
Later than 3 years and not later than 4 years	3,051	3,007
Later than 4 years and not later than 5 years	618	416
Later than 5 years	354	397
Gross investment	**19,322**	18,248
Unearned future finance income	**(2,175)**	(1,553)
Rentals received in advance	**(12)**	(120)
Net investment	**17,135**	16,575

The net investment represents amounts recoverable as follows:

	2023 £m	2022 £m
Not later than 1 year	5,205	5,793
Later than 1 year and not later than 2 years	4,305	3,637
Later than 2 years and not later than 3 years	4,069	3,534
Later than 3 years and not later than 4 years	2,696	2,879
Later than 4 years and not later than 5 years	544	380
Later than 5 years	316	352
Net investment	**17,135**	16,575

Equipment leased to customers under finance lease receivables relates to financing transactions to fund the purchase of aircraft, ships, motor vehicles and other items. There was an allowance for uncollectable finance lease receivables included in the allowance for impairment losses of £350 million (2022: £264 million).

The Group's finance lease assets are comprised as follows:

	2023 £m	2022 £m
Electric vehicles	1,336	584
Internal combustion engine vehicles	11,425	10,919
Hybrid vehicles	1,144	742
Other	3,230	4,330
Net investment	**17,135**	16,575

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 21: Goodwill and other intangible assets[1]

	Goodwill £m	Brands £m	Purchased credit card relationships £m	Customer-related intangibles £m	Capitalised software enhancements £m	Total £m
Cost[2]:						
At 1 January 2022	814	584	1,002	50	6,381	8,831
Exchange and other adjustments	–	–	–	–	1	1
Additions	–	–	–	–	1,395	1,395
Disposals and write-offs	–	–	–	–	(186)	(186)
At 31 December 2022	814	584	1,002	50	7,591	10,041
Exchange and other adjustments	**–**	**–**	**–**	**–**	**1**	**1**
Additions	**143**	**1**	**–**	**180**	**1,474**	**1,798**
Disposals	**–**	**–**	**–**	**–**	**(292)**	**(292)**
At 31 December 2023	**957**	**585**	**1,002**	**230**	**8,774**	**11,548**
Accumulated amortisation:						
At 1 January 2022	344	204	621	50	2,998	4,217
Exchange and other adjustments	–	–	1	–	(10)	(9)
Charge for the year[3]	–	–	70	–	825	895
Disposals and write-offs	–	–	–	–	(186)	(186)
At 31 December 2022	344	204	692	50	3,627	4,917
Charge for the year[3]	**–**	**–**	**70**	**9**	**1,007**	**1,086**
Disposals	**–**	**–**	**–**	**–**	**(292)**	**(292)**
At 31 December 2023	**344**	**204**	**762**	**59**	**4,342**	**5,711**
Balance sheet amount at 31 December 2023[4]	**613**	**381**	**240**	**171**	**4,432**	**5,837**
Balance sheet amount at 31 December 2022[4]	470	380	310	–	3,964	5,124

1   See note 1 regarding changes to presentation.
2   For acquisitions made prior to 1 January 2004, the date of transition to IFRS, cost is included net of amounts amortised up to 31 December 2003.
3   The charge for the year is recognised in operating expenses (note 9).
4   Includes core deposit intangible of £nil, cost of £2,770 million and accumulated amortisation of £2,770 million.

Goodwill

On 21 February 2023, Lloyds Bank Asset Finance Limited, a wholly owned subsidiary of the Group, acquired 100 per cent of the ordinary share capital of Hamsard 3352 Limited (Tusker), which together with its subsidiaries operates a vehicle management and leasing business. The acquisition, which supports the Group's sustainability ambitions, will enable the Group to expand its salary sacrifice proposition within motor finance. The total fair value of the purchase consideration was £331 million, settled in cash, and the business has been consolidated into the Group's results since 21 February 2023. The acquisition is expected to provide significant growth opportunities and funding synergies. Goodwill of £143 million has been recognised on the transaction. None of the goodwill recognised is deductible for tax purposes. Acquisition-related costs of £3 million have been included in operating expenses for the year ended 31 December 2023. The revenue included in the consolidated statement of comprehensive income since 21 February 2023 contributed by Tusker was £171 million, with net loss after tax of £11 million over the same period. Had Tusker been consolidated from 1 January 2023, the consolidated statement of comprehensive income would have included revenue of £196 million and a net loss after tax of £6 million.

The goodwill held in the Group's balance sheet is tested at least annually for impairment. For the purposes of impairment testing the goodwill is allocated to the appropriate cash generating unit; of the total balance of £613 million (2022: £470 million), £302 million, or 49 per cent (2022: £302 million, 64 per cent) has been allocated to the Credit card cash generating unit and £309 million, or 50 per cent (2022: £166 million, 35 per cent) has been allocated to the Motor business cash generating units, both in the Group's Retail division.

The recoverable amount of the goodwill relating to Credit cards has been based on a value-in-use calculation using post-tax cash flow projections based on financial budgets and plans approved by management covering a four-year period and a discount rate (post-tax) of 10.5 per cent, based on the Group's cost of equity. This is equivalent to a pre-tax rate of 14.0 per cent. The budgets and plans are based upon past experience adjusted to take into account anticipated changes in credit card volumes having regard to expected market conditions and competitor activity. The cash flows beyond the four-year period assume 3.5 per cent growth, which does not exceed the long-term average growth rates for the markets in which the Cards business participates. Management believes that any reasonably possible change in the key assumptions above would not cause the recoverable amount of the goodwill relating to Credit cards to fall below the balance sheet carrying value.

The recoverable amount of the goodwill relating to the Motor business is based on a value-in-use calculation using post-tax cash flow projections based on financial budgets and plans approved by management covering a four-year period and a discount rate (post-tax) of 10.5 per cent, based on the Group's cost of equity. This is equivalent to a pre-tax rate of 14.0 per cent. The budgets and plans are based upon past experience adjusted to take into account anticipated changes in sales volumes having regard to expected market conditions and competitor activity. The cash flows beyond the four-year period are extrapolated using a growth rate of 3.5 per cent which does not exceed the long-term average growth rates for the markets in which the Motor business participates. Management believes that any reasonably possible change in the key assumptions, including from the impacts of climate change or climate-related legislation, would not cause the recoverable amount of the goodwill relating to the Motor business to fall below the balance sheet carrying value.

Note 21: Goodwill and other intangible assets continued
Other intangible assets
The brand arising from the acquisition of Bank of Scotland in 2009 is recognised on the Group's balance sheet and has been determined to have an indefinite useful life. The carrying value at 31 December 2023 was £380 million (2022: £380 million). The Bank of Scotland name has been in existence for over 300 years and there are no indications that the brand should not have an indefinite useful life. The recoverable amount has been based on a value-in-use calculation. The calculation uses post-tax projections for a four-year period of the income generated by the Bank of Scotland cash-generating unit, a discount rate of 10.5 per cent and a future growth rate of 3.5 per cent. Management believes that any reasonably possible change in the key assumptions would not cause the recoverable amount of the Bank of Scotland brand to fall below its balance sheet carrying value.

Note 22: Other assets

	2023 £m	2022[1] £m
Property, plant and equipment:		
Investment properties	–	3
Premises	903	852
Equipment	1,163	1,278
Operating lease assets (see below)	6,523	4,816
Right-of-use assets (note 23)	1,025	1,119
	9,614	8,068
Settlement balances and items in the course of collection from banks	279	327
Prepayments	1,338	1,105
Other assets	707	622
Total other assets	**11,938**	10,122

1 See note 1 regarding changes to presentation.

Operating lease assets where the Group is lessor
Equipment leased to customers under operating leases primarily relates to vehicle contract hire arrangements. At 31 December the future minimum rentals receivable under non-cancellable operating leases were as follows:

	Within 1 year £m	1 to 2 years £m	2 to 3 years £m	3 to 4 years £m	4 to 5 years £m	Over 5 years £m	Total £m
At 31 December 2023	**1,336**	**857**	**680**	**309**	**70**	**4**	**3,256**
At 31 December 2022	912	620	322	102	11	–	1,967

Equipment leased to customers under operating leases primarily relates to vehicle contract hire arrangements. Operating lease assets are comprised as follows:

	2023 £m	2022 £m
Electric vehicles	3,259	1,610
Internal combustion engine vehicles	1,815	2,042
Hybrid vehicles	1,444	1,159
Other	5	5
Total operating lease assets	**6,523**	**4,816**

Note 23: Lessee disclosures
The table below sets out the movement in the Group's right-of-use assets, which are primarily in respect of premises, and are recognised within other assets (note 22).

	2023 £m	2022 £m
At 1 January	1,119	1,268
Exchange and other adjustments	6	–
Additions	135	97
Disposals	(32)	(33)
Depreciation charge for the year	(203)	(213)
At 31 December	**1,025**	**1,119**

The Group's lease liabilities are recognised within other liabilities (note 25). The maturity analysis of the Group's lease liabilities on an undiscounted basis is set out in the liquidity risk section of note 38.

The total cash outflow for leases in the year ended 31 December 2023 was £209 million (2022: £204 million). The amount recognised within interest expense in respect of lease liabilities is disclosed in note 5.

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 24: Debt securities in issue

	2023			2022		
	At fair value through profit or loss £m	At amortised cost £m	Total £m	At fair value through profit or loss £m	At amortised cost £m	Total £m
Senior unsecured notes issued	5,232	22,642	27,874	5,133	21,377	26,510
Covered bonds	–	14,318	14,318	–	14,240	14,240
Certificates of deposit issued	–	3,096	3,096	–	1,607	1,607
Securitisation notes	23	4,211	4,234	26	2,780	2,806
Commercial paper	–	8,182	8,182	–	9,052	9,052
Total debt securities in issue	**5,255**	**52,449**	**57,704**	5,159	49,056	54,215

Covered bonds and securitisation programmes

At 31 December 2023, the bonds held by external parties and those held internally, were secured on certain loans and advances to customers amounting to £27,019 million (2022: £28,231 million) which have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of covered bonds by the Group. The Group retains all of the risks and rewards associated with these loans and the partnerships are consolidated fully with the loans retained on the Group's balance sheet and the related covered bonds in issue included within debt securities in issue at amortised cost.

The Group has two covered bond programmes, for which limited liability partnerships have been established to ring-fence asset pools and guarantee the covered bonds issued by the Group. At the reporting date the Group had over-collateralised these programmes to meet the terms of the programmes, to secure the rating of the covered bonds and to provide operational flexibility. From time to time, the obligations of the Group to provide collateral may increase due to the formal requirements of the programmes. The Group may also voluntarily contribute collateral to support the ratings of the covered bonds.

At 31 December 2023, the Group's securitisation notes in issue held by external parties includes £23 million at fair value through profit or loss (2022: £26 million). Those notes held internally, are secured on loans and advances to customers amounting to £30,190 million (2022: £28,981 million), the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. As the structured entities are funded by the issue of debt on terms whereby the majority of the risks and rewards of the portfolio are retained by the subsidiary, the structured entities are consolidated fully and all of these loans are retained on the Group's balance sheet, with the related notes in issue included within debt securities in issue at amortised cost.

Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships.

Cash deposits of £3,678 million (2022: £3,789 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations, are held by the Group. Additionally, the Group has certain contractual arrangements to provide liquidity facilities to some of these structured entities. At 31 December 2023 these obligations had not been triggered; the maximum exposure under these facilities was £4 million (2022: £4 million).

The Group recognises the full liabilities associated with its securitisation and covered bond programmes within debt securities in issue, although the obligations of the Group in respect of its securitisation issuances are limited to the cash flows generated from the underlying assets. The Group could be required to provide additional support to a number of the securitisation programmes to support the credit ratings of the debt securities issued, in the form of increased cash reserves and the holding of subordinated notes. Further, certain programmes contain contractual obligations that require the Group to repurchase assets should they become credit-impaired or as otherwise required by the transaction documents. The Group has not provided financial or other support by voluntarily offering to repurchase assets from any of its public securitisation programmes during 2023 (2022: none).

At 31 December 2023 £32,036 million (2022: £30,571 million) of debt securities in issue at amortised cost had a contractual residual maturity of greater than one year.

Note 25: Other liabilities

	2023 £m	2022[1] £m
Settlement balances and items in the course of transmission to banks	507	466
Lease liabilities	1,589	1,260
Other creditors and accruals	4,164	4,277
Total other liabilities	**6,260**	6,003

1   See note 1 regarding changes to presentation.

The maturity analysis of the Group's lease liabilities on an undiscounted basis is set out in the liquidity risk section of note 38.

Note 26: Provisions

Critical accounting judgements and key sources of estimation uncertainty

Critical judgement:	Determining whether a present obligation exists and whether it is more likely than not that an outflow of resources will be required to settle that obligation
Key sources of estimation uncertainty:	Populations impacted, response rates and uphold rates

Determining the amount of the provisions, which represent management's best estimate of the cost of settling these issues, requires the exercise of significant judgement and estimation. It will often be necessary to form a view on matters which are inherently uncertain, such as the scope of reviews required by regulators, and to estimate the number of future complaints, the extent to which they will be upheld, the average cost of redress and the impact of decisions reached by legal and other review processes that may be relevant to claims received. Consequently the continued appropriateness of the underlying assumptions is reviewed on a regular basis against actual experience and other relevant evidence and adjustments made to the provisions where appropriate.

Notes to the consolidated financial statements continued
for the year ended 31 December

Note 26: Provisions continued

	Provisions for financial commitments and guarantees £m	Regulatory and legal provisions £m	Other £m	Total £m
At 1 January 2023	304	708	579	1,591
Exchange and other adjustments	–	7	1	8
Provisions applied	–	(362)	(322)	(684)
Charge for the year	10	661	330	1,001
At 31 December 2023	**314**	**1,014**	**588**	**1,916**

Provisions for financial commitments and guarantees
Provisions are recognised for expected credit losses on undrawn loan commitments and financial guarantees.

Regulatory and legal provisions
In the course of its business, the Group is engaged on a regular basis in discussions with UK and overseas regulators and other governmental authorities on a range of matters, including legal and regulatory reviews and, from time to time, enforcement investigations (including in relation to compliance with applicable laws and regulations, such as those relating to prudential regulation, consumer protection, investment advice, business conduct, systems and controls, environmental, competition/anti-trust, tax, anti-bribery, anti-money laundering and sanctions). Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and/or regulatory authorities, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group's business activities and/or fines. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers (including their appointed representatives), investors and other third parties and is subject to legal proceedings and other legal actions from time to time. Any events or circumstances disclosed could have a material adverse effect on the Group's financial position, operations or cash flows. Provisions are held where the Group can reliably estimate a probable outflow of economic resources. The ultimate liability of the Group may be significantly more, or less, than the amount of any provision recognised. If the Group is unable to determine a reliable estimate, a contingent liability is disclosed. The recognition of a provision does not amount to an admission of liability or wrongdoing on the part of the Group. During the year ended 31 December 2023 the Group charged a further £661 million in respect of legal actions and other regulatory matters and the unutilised balance at 31 December 2023 was £1,014 million (31 December 2022: £708 million). The most significant items are outlined below.

Motor commission review
A £450 million provision, all recognised in the fourth quarter, has been established for the potential impact of the recently announced FCA review into historical motor finance commission arrangements and sales.

As disclosed in previous periods, the Group continues to receive a number of court claims and complaints in respect of motor finance commissions and is actively engaging with the FOS in its assessment of these complaints. On 10 January 2024, the FOS issued its Final Decision on a complaint relating to the Group, as well as decisions relating to other industry participants. On 11 January 2024, the FCA announced a section 166 review of historical motor finance commission arrangements and sales and plans to communicate a decision on next steps in the third quarter of 2024 on the basis of the evidence collated in the review. The FCA has indicated that such steps could include establishing an industry-wide consumer redress scheme and/or applying to the Financial Markets Test Case Scheme, to help resolve any contested legal issues of general importance.

Following the FCA Motor Market Review in March 2019, the FCA issued a policy statement in July 2020 prohibiting the use of discretionary commission models from 28 January 2021, which the Group adhered to. The Group continues to believe that its historical practices were compliant with the law and regulations in place at that time.

As noted above, in response to both the FOS decisions and the FCA announcement the Group has recognised a charge of £450 million. This includes estimates for operational and legal costs, including litigation costs, together with estimates for potential awards, based on various scenarios using a range of assumptions, including for example, commission models, commission rates, applicable time periods (between 2007 and 2021), response rates and uphold rates. Costs and awards could arise in the event that the FCA concludes there has been misconduct and customer loss that requires remediation, or from adverse litigation decisions. However, while the FCA review is progressing there is significant uncertainty as to the extent of misconduct and customer loss, if any, the nature and extent of any remediation action, if required, and its timing. The ultimate financial impact could therefore materially differ from the amount provided, both higher or lower. The Group welcomes the FCA intervention through an independent section 166 review.

HBOS Reading – review
The Group continues to apply the recommendations from Sir Ross Cranston's review, issued in December 2019, including a reassessment of direct and consequential losses by an independent panel (the Foskett Panel), an extension of debt relief and a wider definition of de facto directors. The Foskett Panel's full scope and methodology was published on 7 July 2020. The Foskett Panel's stated objective is to consider cases via a non-legalistic and fair process and to make its decisions in a generous, fair and common sense manner, assessing claims against an expanded definition of the fraud and on a lower evidential basis.

In June 2022, the Foskett Panel announced an alternative option, in the form of a fixed sum award which could be accepted as an alternative to participation in the full re-review process, to support earlier resolution of claims for those deemed by the Foskett Panel to be victims of the fraud. Around 90 per cent of the population have now had outcomes via this new process. The provision is unchanged in 2023. Notwithstanding the settled claims and the increase in outcomes which builds confidence in the full estimated cost, uncertainties remain and the final outcome could be different from the current provision once the re-review is concluded by the Foskett Panel. There is no confirmed timeline for the completion of the Foskett Panel re-review process nor the review by Dame Linda Dobbs. The Group is committed to implementing Sir Ross Cranston's recommendations in full.

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 26: Provisions continued

Payment protection insurance (PPI)

The Group has incurred costs for PPI over a number of years totalling £21,906 million. The Group continues to challenge PPI litigation cases, with mainly legal fees and operational costs associated with litigation activity recognised within regulatory and legal provisions.

Other

The Group carries provisions of £137 million (2022: £112 million) in respect of dilapidations, rent reviews and other property-related matters.

Provisions are also made for staff and other costs related to Group restructuring initiatives at the point at which the Group becomes committed to the expenditure; at 31 December 2023 provisions of £240 million (31 December 2022: £108 million) were held.

The Group carries provisions of £46 million (2022: £86 million) for indemnities and other matters relating to legacy business disposals in prior years. Whilst there remains significant uncertainty as to the timing of the utilisation of the provisions, the Group expects the majority of the remaining provisions to have been utilised by 31 December 2026.

Note 27: Subordinated liabilities

The movement in subordinated liabilities during the year was as follows:

	Preferred securities £m	Undated £m	Dated £m	Total £m
At 1 January 2022	1,661	170	6,827	8,658
Issued during the year[1]:				
8.133% Dated Subordinated Fixed Rate Reset notes 2033 (US$1,000 million)	–	–	837	837
Repurchases and redemptions during the year[1]:				
12% Fixed to Floating Rate Perpetual Tier 1 Capital Securities callable 2024 (US$2,000 million)	(1,399)	–	–	(1,399)
13% Sterling Step-up Perpetual Capital Securities callable 2029 (£700 million)	(221)	–	–	(221)
7.281% Perpetual Regulatory Tier One Securities (Series B) (£150 million)	(22)	–	–	(22)
7.881% Guaranteed Non-voting Non-cumulative Preferred Securities (£245 million)	(12)	–	–	(12)
12% Perpetual Subordinated Bonds (£100 million)	–	(22)	–	(22)
5.75% Undated Subordinated Step-up Notes (£600 million)	–	(4)	–	(4)
7.625% Dated Subordinated Notes 2025 (£750 million)	–	–	(502)	(502)
	(1,654)	(26)	(502)	(2,182)
Foreign exchange movements	(6)	–	521	515
Other movements (cash and non-cash)[2]	(1)	2	(1,236)	(1,235)
At 31 December 2022	–	146	6,447	6,593
Issued during the year[1]:				
5.25% Fixed Rate Reset Dated Subordinated Notes 2033 (S$500 million)	–	–	288	288
Fixed-to-Floating Rate Dated Subordinated Notes 2033 (A$750 million)	–	–	382	382
	–	–	670	670
Repurchases and redemptions during the year[1]:				
9.625% Subordinated Bonds 2023 (£300 million)	–	–	(92)	(92)
7.07% Subordinated Fixed Rate Notes 2023 (€175 million)	–	–	(155)	(155)
8.75% Perpetual Subordinated Bonds (£100 million)	–	(5)	–	(5)
7.375% Subordinated Undated Instruments (£150 million)	–	–	–	–
8% Undated Subordinated Step-up Notes 2023 (£200 million)	–	–	–	–
	–	(5)	(247)	(252)
Foreign exchange movements	–	–	(268)	(268)
Other movements (cash and non-cash)[2]	–	–	192	192
At 31 December 2023	**–**	**141**	**6,794**	**6,935**

1 Issuances in the year generated cash inflows of £670 million (2022: £837 million); the repurchases and redemptions resulted in cash outflows of £251 million (2022: £2,216 million).

2 Other movements include hedge accounting movements and cash payments in respect of interest on subordinated liabilities in the year amounting to £335 million (2022: £397 million) offset by the interest expense in respect of subordinated liabilities of £395 million (2022: £367 million).

Certain of the above securities were issued or redeemed under exchange offers, which did not result in an extinguishment of the original financial liability for accounting purposes.

These securities will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination of specific subordinated liabilities is determined in respect of the issuer and any guarantors of that liability. The claims of holders of preference shares and preferred securities are generally junior to those of the holders of undated subordinated liabilities, which in turn are junior to the claims of holders of the dated subordinated liabilities. The Group has not had any defaults of principal or interest or other breaches with respect to its subordinated liabilities during 2023 (2022: none).

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 27: Subordinated liabilities continued

Preference shares

The Bank has in issue one class of preference shares which are classified as liabilities under accounting standards.

	2023 Number of shares	2022 Number of shares	2021 Number of shares	2023 £m	2023 % of share capital	2022 £m	2022 % of share capital	2021 £m
6% Non-cumulative Redeemable Preference shares of GBP1.00	100	100	100	–	–	–	–	–

The rights and obligations attaching to these shares are set out in the Bank's articles of association, a copy of which can be obtained from Companies House or from the Lloyds Banking Group website (**www.lloydsbankinggroup.com/who-we-are/group-overview/corporate-governance.html**).

Note 28: Share capital

Issued and fully paid ordinary share capital

Ordinary shares of £1 each[1]	2023 Number of shares	2022 Number of shares	2021 Number of shares	2023 £m	2022 £m	2021 £m
At 1 January and 31 December	1,574,285,752	1,574,285,752	1,574,285,752	1,574	1,574	1,574

1   Ordinary shares represent effectively 100 per cent of total share capital in issue as the issued preference shares represent below 0.01 per cent.

Ordinary shares

The holders of ordinary shares are entitled to receive the Bank's report and accounts, attend, speak and vote at general meetings and appoint proxies to exercise voting rights. Holders of ordinary shares may also receive a dividend (subject to the provisions of the Bank's articles of association) and on a winding up may share in the assets of the Bank.

Issued and fully paid preference shares

The Bank has in issue one class of preference shares which are classified as liabilities under accounting standards and which are included in note 27.

Note 29: Other reserves

	2023 £m	2022 £m	2021 £m
Merger reserve[1]	6,348	6,348	6,348
Revaluation reserve in respect of debt securities held at fair value through other comprehensive income	(322)	(393)	(362)
Revaluation reserve in respect of equity shares held at fair value through other comprehensive income	–	–	–
Cash flow hedging reserve	(3,554)	(5,168)	(451)
Foreign currency translation reserve	(77)	(44)	(135)
At 31 December	2,395	743	5,400

1   There has been no movements in this reserve in 2023, 2022 or 2021.

The merger reserve arose on the transfer of HBOS plc from the Bank's ultimate holding company in January 2010.

The revaluation reserves in respect of debt securities and equity shares held at fair value through other comprehensive income represent the cumulative after-tax unrealised change in the fair value of financial assets so classified since initial recognition; or in the case of financial assets obtained on acquisitions of businesses, since the date of acquisition.

The cash flow hedging reserve represents the cumulative after-tax gains and losses on effective cash flow hedging instruments that will be reclassified to the income statement in the periods in which the hedged item affects profit or loss.

The foreign currency translation reserve represents the cumulative after-tax gains and losses on the translation of foreign operations and exchange differences arising on financial instruments designated as hedges of the Group's net investment in foreign operations.

Note 29: Other reserves continued

Movements in other reserves were as follows:

Revaluation reserve in respect of debt securities held at fair value through other comprehensive income	2023 £m	2022 £m	2021 £m
At 1 January	(393)	(362)	(558)
Change in fair value	(41)	(132)	137
Deferred tax	11	34	(44)
Current tax	1	8	–
	(29)	(90)	93
Income statement transfers in respect of disposals (note 8)	140	76	116
Deferred tax	(38)	(23)	(11)
	102	53	105
Impairment recognised in the income statement	(2)	6	(2)
At 31 December	**(322)**	(393)	(362)

Revaluation reserve in respect of equity shares held at fair value through other comprehensive income	2023 £m	2022 £m	2021 £m
At 1 January	–	–	–
Change in fair value	–	–	–
Deferred tax	–	(1)	1
	–	(1)	1
Realised gains and losses transferred to retained profits	–	–	–
Deferred tax	–	1	(1)
	–	1	(1)
At 31 December	**–**	–	–

Cash flow hedging reserve	2023 £m	2022 £m	2021 £m
At 1 January	(5,168)	(451)	1,507
Change in fair value of hedging derivatives	725	(6,520)	(2,138)
Deferred tax	(207)	1,803	606
	518	(4,717)	(1,532)
Net income statement transfers	1,517	(1)	(584)
Deferred tax	(421)	1	158
	1,096	–	(426)
At 31 December	**(3,554)**	(5,168)	(451)

Foreign currency translation reserve	2023 £m	2022 £m	2021 £m
At 1 January	(44)	(135)	(116)
Currency translation differences arising in the year	(33)	91	(19)
At 31 December	**(77)**	(44)	(135)

Note 30: Retained profits

	2023 £m	2022 £m	2021 £m
At 1 January	31,792	28,836	25,750
Profit attributable to ordinary shareholders	4,858	4,528	4,826
Post-retirement defined benefit scheme remeasurements	(1,205)	(2,152)	1,062
Gains and losses attributable to own credit risk (net of tax)	(168)	364	(52)
Dividends paid (note 32)	(4,700)	–	(2,900)
Issue costs of other equity instruments (net of tax)	(5)	–	(1)
Repurchases and redemptions of other equity instruments	–	–	(9)
Capital contributions received	215	221	164
Return of capital contributions	(1)	(4)	(4)
Change in non-controlling interests	–	–	(1)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	(1)	1
At 31 December	**30,786**	31,792	28,836

Note 31: Other equity instruments

	2023 £m	2022 £m	2021 £m
At 1 January	4,268	4,268	5,935
Issued in the year:			
£750 million Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Permanent Write-Down Securities	750	–	–
£500 million Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Permanent Write-Down Securities	–	–	500
£750 million Floating Rate Additional Tier 1 Perpetual Subordinated Permanent Write-Down Securities	–	–	750
£300 million Floating Rate Additional Tier 1 Perpetual Subordinated Permanent Write-Down Securities	–	–	300
	750	–	1,550
Repurchases and redemptions during the year:			
£1,376 million Additional Tier 1 Perpetual Subordinated Permanent Write-Down Securities	–	–	(1,376)
€736 million Additional Tier 1 Perpetual Subordinated Permanent Write-Down Securities	–	–	(612)
$1,642 million Additional Tier 1 Perpetual Subordinated Permanent Write-Down Securities	–	–	(1,229)
	–	–	(3,217)
Profit for the year attributable to other equity holders	334	241	344
Distributions on other equity instruments	(334)	(241)	(344)
At 31 December	**5,018**	4,268	4,268

The principal terms of the AT1 securities are described below:
- The securities rank behind the claims against the Bank of unsubordinated creditors on a winding-up
- The fixed rate reset securities bear a fixed rate of interest until the first call date. After the initial call date, in the event that they are not redeemed, the fixed rate reset AT1 securities will bear interest at rates fixed periodically in advance. The floating rate AT1 securities will be reset quarterly both prior to and following the first call date
- Interest on the securities will be due and payable only at the sole discretion of the Bank and the Bank may at any time elect to cancel any interest payment (or any part thereof) which would otherwise be payable on any interest payment date. There are also certain restrictions on the payment of interest as specified in the terms
- The securities are undated and are repayable, at the option of the Bank, in whole at the first call date, or at any interest payment date thereafter. In addition, the AT1 securities are repayable, at the option of the Bank, in whole for certain regulatory or tax reasons. Any repayments require the prior consent of the PRA
- The securities will be subject to a Permanent Write Down should the Common Equity Tier 1 ratio of the Bank fall below 7.0 per cent

Note 32: Dividends on ordinary shares
Dividends paid during the year were as follows:

	2023 £m	2022 £m	2021 £m
Interim dividends	4,700	–	2,900

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 33: Related party transactions

Key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of an entity; the Group's key management personnel are the members of the Lloyds Banking Group plc Group Executive Committee together with its non-executive directors.

The table below details, on an aggregated basis, key management personnel compensation:

Compensation	2023 £m	2022 £m	2021 £m
Salaries and other short-term benefits	15	11	10
Post-employment benefits	–	–	–
Share-based payments	15	14	14
Total compensation	**30**	25	24

The aggregate of the emoluments of the directors was £9.3 million (2022: £9.2 million; 2021: £10.6 million).

Aggregate contributions in respect of key management personnel to defined contribution pension schemes were £nil (2022: £nil; 2021: £nil).

The total for the highest paid director (Charlie Nunn) was £5,105,000 (2022: Charlie Nunn: £5,160,000; 2021: Sir António Horta-Osório: £3,117,000); this did not include any gain on exercise of Lloyds Banking Group plc shares in any year.

Share options over Lloyds Banking Group plc shares	2023 million	2022 million	2021 million
At 1 January	–	–	–
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	–	–	–
Exercised/lapsed (includes entitlements of former key management personnel)	–	–	–
At 31 December	**–**	–	–

Share plans settled in Lloyds Banking Group plc shares	2023 million	2022 million	2021 million
At 1 January	72	74	117
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	27	29	19
Exercised/lapsed (includes entitlements of former key management personnel)	(44)	(31)	(62)
At 31 December	**55**	72	74

The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

Loans	2023 £m	2022 £m	2021 £m
At 1 January	2	3	2
Advanced (includes loans to appointed key management personnel)	–	1	1
Repayments (includes loans to former key management personnel)	(1)	(2)	–
At 31 December	**1**	2	3

The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 1.09 per cent and 32.40 per cent in 2023 (2022: 1.01 per cent and 30.15 per cent; 2021: 0.39 per cent and 22.93 per cent).

No provisions have been recognised in respect of loans given to key management personnel (2022 and 2021: £nil).

Deposits	2023 £m	2022 £m	2021 £m
At 1 January	10	11	11
Placed (includes deposits of appointed key management personnel)	45	37	26
Withdrawn (includes deposits of former key management personnel)	(41)	(38)	(26)
At 31 December	**14**	10	11

Deposits placed by key management personnel attracted interest rates of up to 6.25 per cent (2022: 5.0 per cent; 2021: 1.0 per cent).

At 31 December 2023, the Group did not provide any guarantees in respect of key management personnel (2022 and 2021: none).

At 31 December 2023, transactions, arrangements and agreements entered into by the Group and its banking subsidiaries with directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £23.6 thousand with six directors and no connected persons (2022: £2.1 thousand with three directors and no connected persons; 2021: £0.6 million with five directors and two connected persons).

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 33: Related party transactions continued

Balances and transactions with fellow Lloyds Banking Group undertakings

Balances and transactions between members of the Lloyds Bank Group

In accordance with IFRS 10 *Consolidated Financial Statements,* transactions and balances between the Bank and its subsidiary undertakings, and between those subsidiary undertakings, have all been eliminated on consolidation and thus are not reported as related party transactions of the Group.

Balances and transactions with Lloyds Banking Group plc and fellow subsidiaries of the Bank

The Bank and its subsidiaries have balances due to and from the Bank's parent company, Lloyds Banking Group plc and fellow subsidiaries of the Bank. These are included on the Group's balance sheet as follows:

	2023 £m	2022 £m
Assets, included within:		
Derivative financial instruments	**1,137**	1,120
Financial assets at amortised cost: due from fellow Lloyds Banking Group undertakings	**840**	816
Financial assets at fair value through profit or loss	**1**	–
	1,978	1,936
Liabilities, included within:		
Due to fellow Lloyds Banking Group undertakings	**2,932**	2,539
Derivative financial instruments	**953**	1,084
Debt securities in issue at amortised cost	**18,131**	17,648
Subordinated liabilities	**6,919**	6,490
	28,935	27,761

These balances include Lloyds Banking Group plc's banking arrangements and, due to the size and volume of transactions passing through these accounts, it is neither practical nor meaningful to disclose information on gross inflows and outflows. During 2023 the Group earned £9 million interest income on the above asset balances (2022: £11 million; 2021: £11 million) and the Group incurred £1,010 million interest expense on the above liability balances (2022: £666 million; 2021: £500 million).

Details of intercompany recharges recognised within other operating income are given in note 8 and details of contingent liabilities and commitments entered into on behalf of fellow Lloyds Banking Group undertakings are given in note 34.

Other related party transactions

Pension funds

The Group provides banking services to certain of its pension funds. At 31 December 2023, customer deposits of £133 million (2022: £155 million) related to the Group's pension funds.

Joint ventures and associates

At 31 December 2023 there were loans and advances to customers of £47 million (2022: £21 million) outstanding and balances within customer deposits of £6 million (2022: £58 million) relating to joint ventures and associates.

During the year the Group paid fees of £4 million (2022: £5 million) to the Lloyds Banking Group's Schroders Personal Wealth joint venture and no payment was made (2022: £18 million) under the terms of agreements put in place on the establishment of the joint venture.

Note 34: Contingent liabilities, commitments and guarantees

Contingent liabilities, commitments and guarantees arising from the banking business

At 31 December 2023 contingent liabilities, such as performance bonds and letters of credit, arising from the banking business were £2,755 million (2022: £2,900 million).

The contingent liabilities of the Group arise in the normal course of its banking business and it is not practicable to quantify their future financial effect. Total commitments and guarantees were £122,733 million (2022: £127,369 million), of which in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £53,722 million (2022: £57,782 million) was irrevocable.

Capital commitments

Capital expenditure contracted but not provided for at 31 December 2023 amounted to £1,240 million (2022: £1,663 million) and related to assets to be leased to customers under operating leases. The Group's management is confident that future net revenues and funding will be sufficient to cover these commitments.

Note 34: Contingent liabilities, commitments and guarantees continued

Interchange fees

With respect to multi-lateral interchange fees (MIFs), the Lloyds Banking Group is not a party in the ongoing or threatened litigation which involves the card schemes Visa and Mastercard (as described below). However, the Group is a member/licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:

- Litigation brought by or on behalf of retailers against both Visa and Mastercard in the English Courts, in which retailers are seeking damages on grounds that Visa and Mastercard's MIFs breached competition law (this includes a judgment of the Supreme Court in June 2020 upholding the Court of Appeal's finding in 2018 that certain historic interchange arrangements of Mastercard and Visa infringed competition law)
- Litigation brought on behalf of UK consumers in the English Courts against Mastercard

Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time, such that it is not practicable for the Group to provide an estimate of any potential financial effect. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Lloyds Banking Group) and Visa Inc, as part of Visa Inc's acquisition of Visa Europe in 2016. These arrangements cap the maximum amount of liability to which the Lloyds Banking Group may be subject and this cap is set at the cash consideration received by the Lloyds Banking Group for the sale of its stake in Visa Europe to Visa Inc in 2016. In 2016, the Lloyds Banking Group received Visa preference shares as part of the consideration for the sale of its shares in Visa Europe. A release assessment is carried out by Visa on certain anniversaries of the sale (in line with the Visa Europe sale documentation) and as a result, some Visa preference shares may be converted into Visa Inc Class A common stock from time to time. Any such release and any subsequent sale of Visa common stock does not impact the contingent liability.

LIBOR and other trading rates

Certain Lloyds Banking Group companies, together with other panel banks, have been named as defendants in ongoing private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling London Interbank Offered Rate and the Australian BBSW reference rate.

Certain Lloyds Banking Group companies are also named as defendants in (i) UK-based claims, and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of claims against the Lloyds Banking Group in the UK relating to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.

It is currently not possible to predict the scope and ultimate outcome on the Lloyds Banking Group of any private lawsuits or ongoing related challenges to the interpretation or validity of any of the Lloyds Banking Group's contractual arrangements, including their timing and scale. As such, it is not practicable to provide an estimate of any potential financial effect.

Tax authorities

The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013, HMRC informed the Group that its interpretation of the UK rules means that the group relief is not available. In 2020, HMRC concluded its enquiry into the matter and issued a closure notice. The Group's interpretation of the UK rules has not changed and hence it appealed to the First Tier Tax Tribunal, with a hearing having taken place in May 2023. If the final determination of the matter by the judicial process is that HMRC's position is correct, management believes that this would result in an increase in current tax liabilities of approximately £800 million (including interest) and a reduction in the Group's deferred tax asset of approximately £285 million. The Group, following conclusion of the hearing and having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.

There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.

FCA investigation into the Group's anti-money laundering control framework

The FCA has opened an investigation into the Group's compliance with domestic UK money laundering regulations and the FCA's rules and Principles for Businesses, with a focus on aspects of its anti-money laundering control framework. The Group has been fully co-operating with the investigation. It is not currently possible to estimate the potential financial impact, if any, to the Group.

Other legal actions and regulatory matters

In addition, in the course of its business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers (including their appointed representatives), investors or other third parties, as well as legal and regulatory reviews, enquiries and examinations, requests for information, audits, challenges, investigations and enforcement actions, which could relate to a number of issues. This includes matters in relation to compliance with applicable laws and regulations, such as those relating to prudential regulation, consumer protection, investment advice, business conduct, systems and controls, environmental, competition/anti-trust, tax, anti-bribery, anti-money laundering and sanctions, some of which may be beyond the Group's control, both in the UK and overseas. Where material, such matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. The Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows. Where there is a contingent liability related to an existing provision the relevant disclosures are included within note 26.

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 35: Structured entities

The Group's interests in structured entities are both consolidated and unconsolidated. Details of the Group's interests in consolidated structured entities are set out in note 24 for securitisations and covered bond vehicles, note 11 for structured entities associated with the Group's pension schemes, and below. Details of the Group's interests in unconsolidated structured entities are also included below.

Asset-backed conduits

In addition to the structured entities discussed in note 24, which are used for securitisation and covered bond programmes, the Group sponsors an active asset-backed conduit, Cancara, which invests in client receivables and debt securities. The total consolidated exposure of Cancara at 31 December 2023 was £2,808 million (2022: £2,357 million), comprising £1,521 million of loans and advances (2022: £1,464 million), £698 million of debt securities (2022: £850 million) and £589 million of financial assets at fair value through profit or loss (2022: £43 million).

All lending assets and debt securities held by the Group in Cancara are restricted in use, as they are held by the collateral agent for the benefit of the commercial paper investors and the liquidity providers only. The Group provides liquidity facilities to Cancara under terms that are usual and customary for standard lending activities in the normal course of the Group's banking activities. During 2023 there have continued to be planned drawdowns on certain liquidity facilities for balance sheet management purposes, supporting the programme to provide funding alongside the proceeds of the asset-backed commercial paper issuance. The Group could be asked to provide support under the contractual terms of these arrangements including, for example, if Cancara experienced a shortfall in external funding, which may occur in the event of market disruption.

The external assets in Cancara are consolidated in the Group's financial statements.

Unconsolidated structured entities

The Group considers itself the sponsor of a structured entity where it is primarily involved in the design and establishment of the structured entity and further where the Group transfers assets to the structured entity, markets products associated with the structured entity in its own name and/or provides guarantees regarding the structured entity's performance.

The following table describes the types of structured entities that the Group does not consolidate but in which it holds an interest.

| | | | Total assets of structured entities | |
Type of entity	Nature and purpose of structured entities	Interest held by the Group	2023 £bn	2022 £bn
Securitisation vehicles	These vehicles issue asset-backed notes to investors and facilitate the management of the Group's balance sheet.	• Interest in notes issued by the vehicles • Fees for loan servicing	5	–

The following table sets out an analysis of the carrying amount of interest held by the Group in the unconsolidated structured entities. The maximum exposure to loss is the carrying amounts of the assets held.

Carrying amount	2023 £m	2022 £m
Notes held in securitisation vehicles	4,016	–

During the year the Group has not provided any non-contractual financial or other support to these entities and has no current intention of providing any non-contractual financial or other support in the future.

The carrying amount of assets transferred to securitisation vehicles at the time of transfer was £5,481 million and the Group recognised a gain of £31 million on transfer.

Continuing involvement in financial assets that have been derecognised

The Group has derecognised financial assets in their entirety following transactions with securitisation vehicles, as noted above. The continuing involvement largely arises from funding provided to the vehicles through the purchase of issued notes. The majority of these notes are recognised as debt securities held at amortised cost, with the remaining notes held by the Group recognised at fair value through profit or loss. The carrying amount of these interests and the maximum exposure to loss is included in the table above. At 31 December 2023 the fair value of the retained notes was £4,032 million. The income from the Group's interest in these structures for the year ended 31 December 2023 and cumulatively for the lifetime was £124 million.

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 36: Transfers of financial assets

Transferred financial assets derecognised in their entirety with ongoing exposure

Through asset securitisations, the Group has transferred financial assets which were derecognised in their entirety, with some continuing involvement. Further details are available in note 35.

Transferred financial assets that continue to be recognised

Details of transferred financial assets that continue to be recognised in full are as follows.

The Group enters into repurchase and securities lending transactions in the normal course of business that do not result in derecognition of the financial assets as substantially all of the risks and rewards, including credit, interest rate, prepayment and other price risks are retained by the Group. In all cases, the transferee has the right to sell or repledge the assets concerned.

As set out in note 24, included within financial assets measured at amortised cost are loans transferred under the Group's securitisation and covered bond programmes. As the Group retains all or a majority of the risks and rewards associated with these loans, including credit, interest rate, prepayment and liquidity risk, they remain on the Group's balance sheet. Assets transferred into the Group's securitisation and covered bond programmes are not available to be used by the Group while the assets are within the programmes. However, the Group retains the right to remove loans from the covered bond programmes where they are in excess of the programme's requirements. In addition, where the Group has retained some of the notes issued by securitisation and covered bond programmes, the Group has the ability to sell or pledge these retained notes.

The table below sets out the carrying values of the transferred assets and the associated liabilities. For repurchase and securities lending transactions, the associated liabilities represent the Group's obligation to repurchase the transferred assets. For securitisation programmes, the associated liabilities represent the external notes in issue (note 24). The liabilities shown in the table below have recourse to the transferred assets.

	2023		2022	
	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Repurchase and securities lending transactions				
Debt securities held at amortised cost	**1,401**	**–**	1,162	–
Financial assets at fair value through other comprehensive income	**9,583**	**4,906**	11,801	6,571
Securitisation programmes				
Financial assets at amortised cost:				
Loans and advances to customers[1]	**30,190**	**4,234**	28,981	2,806

1   The carrying value of associated liabilities excludes securitisation notes held by the Group of £19,617 million (31 December 2022: £21,887 million).

Notes to the consolidated financial statements continued
for the year ended 31 December

Note 37: Offsetting of financial assets and liabilities

The following information relates to financial assets and liabilities which have been offset in the balance sheet and those which have not been offset but for which the Group has enforceable master netting agreements or collateral arrangements in place with counterparties.

	Gross amounts of assets and liabilities[2] £m	Amount offset in the balance sheet[3] £m	Net amounts presented in the balance sheet £m	Related amounts where set off in the balance sheet not permitted[1]		Potential net amounts if offset of related amounts permitted £m
				Cash collateral received/ pledged £m	Non-cash collateral received/ pledged £m	
At 31 December 2023						
Financial assets						
Financial assets at fair value through profit or loss	**1,862**	**–**	**1,862**	**–**	**–**	**1,862**
Derivative financial instruments	**42,629**	**(39,464)**	**3,165**	**(679)**	**(2,213)**	**273**
Financial assets at amortised cost:						
Loans and advances to banks	**8,810**	**–**	**8,810**	**(1,178)**	**–**	**7,632**
Loans and advances to customers	**436,424**	**(3,300)**	**433,124**	**(137)**	**(2,214)**	**430,773**
Reverse repurchase agreements	**40,387**	**(7,636)**	**32,751**	**58**	**(32,559)**	**250**
Debt securities	**12,546**	**–**	**12,546**	**–**	**–**	**12,546**
	498,167	**(10,936)**	**487,231**	**(1,257)**	**(34,773)**	**451,201**
Financial assets at fair value through other comprehensive income	**27,337**	**–**	**27,337**	**–**	**(5,051)**	**22,286**
Financial liabilities						
Deposits from banks	**3,557**	**–**	**3,557**	**(753)**	**–**	**2,804**
Customer deposits	**442,593**	**(640)**	**441,953**	**(20)**	**(2,214)**	**439,719**
Repurchase agreements	**45,338**	**(7,636)**	**37,702**	**60**	**(37,714)**	**48**
Financial liabilities at fair value through profit or loss	**5,255**	**–**	**5,255**	**–**	**(1)**	**5,254**
Derivative financial instruments	**46,431**	**(42,124)**	**4,307**	**(1,223)**	**(2,898)**	**186**

	Gross amounts of assets and liabilities[2] £m	Amount offset in the balance sheet[3] £m	Net amounts presented in the balance sheet £m	Related amounts where set off in the balance sheet not permitted[1]		Potential net amounts if offset of related amounts permitted £m
				Cash collateral received/ pledged £m	Non-cash collateral received/ pledged £m	
At 31 December 2022						
Financial assets						
Financial assets at fair value through profit or loss	1,371	–	1,371	–	–	1,371
Derivative financial instruments	55,541	(51,684)	3,857	(767)	(2,983)	107
Financial assets at amortised cost:						
Loans and advances to banks	8,363	–	8,363	(1,147)	–	7,216
Loans and advances to customers	438,957	(3,330)	435,627	(308)	(2,171)	433,148
Reverse repurchase agreements	49,694	(10,435)	39,259	–	(39,259)	–
Debt securities	7,331	–	7,331	–	–	7,331
	504,345	(13,765)	490,580	(1,455)	(41,430)	447,695
Financial assets at fair value through other comprehensive income	22,846	–	22,846	–	(6,393)	16,453
Financial liabilities						
Deposits from banks	4,658	–	4,658	(626)	–	4,032
Customer deposits	447,096	(924)	446,172	(141)	(2,171)	443,860
Repurchase agreements	59,025	(10,435)	48,590	–	(48,590)	–
Financial liabilities at fair value through profit or loss	5,159	–	5,159	–	–	5,159
Derivative financial instruments	59,981	(54,090)	5,891	(1,455)	(3,988)	448

1 The Group enters into derivatives and repurchase and reverse repurchase agreements with various counterparties which are governed by industry standard master netting agreements. The Group holds and provides cash and securities collateral in respect of derivative transactions covered by these agreements. The right to set off balances under these master netting agreements or to set off cash and securities collateral only arises in the event of non-payment or default and, as a result, these arrangements do not qualify for offsetting under IAS 32.
2 Net of impairment allowances.
3 The amounts offset in the balance sheet as shown above mainly represent derivatives and repurchase agreements with central clearing houses which meet the criteria for offsetting under IAS 32.

The effects of over-collateralisation have not been taken into account in the above table.

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 38: Financial risk management

Financial instruments are fundamental to the Group's activities and, as a consequence, the risks associated with financial instruments represent a significant component of the risks faced by the Group.

The primary risks affecting the Group through its use of financial instruments are: market risk, which includes interest rate risk and foreign exchange risk; credit risk; liquidity risk and capital risk. The following disclosures provide quantitative and qualitative information about the Group's exposure to these risks.

Market risk

(A) Interest rate risk

Interest rate risk arises from the different repricing characteristics of the Group's assets and liabilities. Liabilities are generally either insensitive to interest rate movements, for example interest free or very low interest customer deposits, or are sensitive to interest rate changes but bear rates which may be varied at the Group's discretion and that for competitive reasons generally reflect changes in the UK Bank Rate, set by the Bank of England. The rates on the remaining liabilities are contractually fixed for their term to maturity.

Many banking assets are sensitive to interest rate movements; there is a large volume of managed rate assets such as variable rate mortgages which may be considered as a natural offset to the interest rate risk arising from the managed rate liabilities. However, a significant proportion of the Group's lending assets, for example many personal loans and mortgages, bear interest rates which are contractually fixed. Interest rate sensitivity analysis relating to the Group's banking activities is set out in the tables marked audited on **page 55**.

The Group's risk management policy is to optimise reward while managing its market risk exposures within the risk appetite defined by the Board. The largest residual risk exposure arises from balances that are deemed to be insensitive to changes in market rates (including current accounts, a portion of variable rate deposits and investable equity), and is managed through the Group's structural hedge. The structural hedge consists of longer-term fixed rate assets or interest rate swaps and the amount and duration of the hedging activity is reviewed regularly by the Lloyds Banking Group Asset and Liability Committee.

The Group establishes hedge accounting relationships for interest rate risk components using cash flow hedges and fair value hedges. The Group is exposed to cash flow interest rate risk on its variable rate loans and deposits together with its floating rate subordinated debt. The derivatives used to manage the structural hedge may be designated into cash flow hedges to manage income statement volatility. The economic items related to the structural hedge, for example current accounts, are not eligible hedged items under IAS 39 for inclusion into accounting hedge relationships. The Group is exposed to fair value interest rate risk on its fixed rate customer loans, its fixed rate customer deposits and the majority of its subordinated debt, and to cash flow interest rate risk on its variable rate loans and deposits together with its floating rate subordinated debt. The Group applies netting between similar risks before applying hedge accounting.

Hedge ineffectiveness arises during the management of interest rate risk due to residual unhedged risk. Sources of ineffectiveness, which the Group may decide to not fully mitigate, can include basis differences, timing differences and notional amount differences. The effectiveness of accounting hedge relationships is assessed between the hedging derivatives and the documented hedged item, which can differ to the underlying economically hedged item.

At 31 December 2023 the aggregate notional principal of interest rate and other swaps (predominantly interest rate) designated as fair value hedges was £134,631 million (2022: £128,153 million) with a net fair value liability of £345 million (2022: liability of £488 million) (note 17). The losses on the hedging instruments were £3,096 million (2022: gains of £3,106 million). The gains on the hedged items attributable to the hedged risk were £2,832 million (2022: losses of £3,127 million). The gains and losses relating to the fair value hedges are recorded in net trading income.

The notional principal of the interest rate swaps designated as cash flow hedges at 31 December 2023 was £450,568 million (2022: £235,916 million) with a net fair value liability of £nil (2022: £nil) (note 17). In 2023, ineffectiveness recognised in the income statement that arises from cash flow hedges was a gain of £17 million (2022: loss of £6 million).

Interest rate benchmark reform

Following the completion of industry events, including the two London Clearing House USD derivatives transition events in the second quarter of the year, together with bilateral customer consents, the Group has transitioned materially all of its LIBOR linked products. We continue to work with customers to transition a small number of remaining contracts that were not subject to the above events and either have a future dated transition trigger or have defaulted to the relevant synthetic LIBOR benchmark in the interim. Each remaining contract has a known path to transition which is not expected to have a material impact on the Group's financial statements.

While the volume of outstanding transactions impacted by IBOR benchmark reforms continues to reduce, the Group does not expect material changes to its risk management approach.

(B) Foreign exchange risk

The corporate and retail businesses incur foreign exchange risk in the course of providing services to their customers. All non-structural foreign exchange exposures in the non-trading book are managed centrally within allocated exposure limits. Trading book exposures in the authorised trading centres are allocated exposure limits. The limits are monitored daily by the local centres and reported to the market and liquidity risk function in London.

The Group manages foreign currency accounting exposure via cash flow hedge accounting, utilising currency swaps and forward foreign exchange trades.

Risk arises from the Group's investments in its overseas operations. The Group's structural foreign currency exposure is represented by the net asset value of the foreign currency equity and subordinated debt investments in its subsidiaries and branches. Gains or losses on structural foreign currency exposures are taken to reserves.

The Group has overseas operations in Europe. Structural foreign currency exposures in respect of operations with a Euro functional currency are £1,442 million (2022: £1,817 million).

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 38: Financial risk management continued

Credit risk

The Group's credit risk exposure arises in respect of the instruments below and predominantly in the United Kingdom. Credit risk appetite is set at Board level and is described and reported through a suite of metrics devised from a combination of accounting and credit portfolio performance measures, which include the use of various credit risk rating systems as inputs and assess credit risk at a counterparty level using three components: (i) the probability of default by the counterparty on its contractual obligations; (ii) the current exposures to the counterparty and their likely future development, from which the Group derives the exposure at default; and (iii) the likely loss ratio on the defaulted obligations, the loss given default. The Group uses a range of approaches to mitigate credit risk, including internal control policies, obtaining collateral, using master netting agreements and other credit risk transfers, such as asset sales and credit derivatives based transactions.

(A) Maximum credit exposure

The maximum credit risk exposure of the Group in the event of other parties failing to perform their obligations is detailed below. No account is taken of any collateral held and the maximum exposure to loss is considered to be the balance sheet carrying amount or, for non-derivative off-balance sheet transactions and financial guarantees, their contractual nominal amounts.

	2023			2022		
	Maximum exposure £m	Offset[1] £m	Net exposure £m	Maximum exposure £m	Offset[1] £m	Net exposure £m
Financial assets at fair value through profit or loss[2]	1,657	–	1,657	1,132	–	1,132
Derivative financial instruments	3,165	(1,169)	1,996	3,857	(1,811)	2,046
Financial assets at amortised cost, net[3]:						
Loans and advances to banks, net[3]	8,810	–	8,810	8,363	–	8,363
Loans and advances to customers, net[3]	433,124	(2,214)	430,910	435,627	(2,171)	433,456
Reverse repurchase agreements, net[3]	32,751	–	32,751	39,259	–	39,259
Debt securities, net[3]	12,546	–	12,546	7,331	–	7,331
	487,231	(2,214)	485,017	490,580	(2,171)	488,409
Financial assets at fair value through other comprehensive income[2]	27,336	–	27,336	22,845	–	22,845
Off-balance sheet items:						
Acceptances and endorsements	191	–	191	58	–	58
Other items serving as direct credit substitutes	286	–	286	781	–	781
Performance bonds, including letters of credit, and other transaction-related contingencies	2,278	–	2,278	2,061	–	2,061
Irrevocable commitments and guarantees	53,722	–	53,722	57,782	–	57,782
	56,477	–	56,477	60,682	–	60,682
	575,866	(3,383)	572,483	579,096	(3,982)	575,114

1   Offset items comprise deposit amounts available for offset and amounts available for offset under master netting arrangements that do not meet the criteria under IAS 32 to enable loans and advances and derivative assets respectively to be presented net of these balances in the financial statements.
2   Excluding equity shares.
3   Amounts shown net of related impairment allowances.

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 38: Financial risk management continued

(B) Concentrations of exposure

The Group's management of concentration risk includes portfolio controls on certain industries, sectors and products to reflect risk appetite as well as individual, customer and bank limit risk tolerances. Credit policies and appetite statements are aligned to the Group's risk appetite and restrict exposure to higher risk countries and potentially vulnerable sectors and asset classes. Exposures are monitored to prevent both an excessive concentration of risk and single name concentrations. The Group's largest credit limits are regularly monitored by the Board Risk Committee and reported in accordance with regulatory requirements. As part of its credit risk policy, the Group considers sustainability risk (which incorporates environmental (including climate), social and governance) in the assessment of Commercial Banking facilities.

At 31 December 2023 the most significant concentrations of exposure were in mortgages.

	2023 £m	2022 £m
Agriculture, forestry and fishing	7,038	7,447
Construction	3,856	4,057
Energy and water supply	3,437	2,515
Financial, business and other services	21,441	21,281
Lease financing	17,135	16,575
Manufacturing	3,763	3,311
Personal:		
Mortgages[1]	322,113	322,480
Other	25,287	26,099
Postal and telecommunications	2,482	2,409
Property companies	20,292	20,866
Transport, distribution and hotels	9,973	13,062
Total loans and advances to customers before allowance for impairment losses	**436,817**	440,102
Allowance for impairment losses (note 19)	**(3,693)**	(4,475)
Total loans and advances to customers	**433,124**	435,627

1   Includes both UK and overseas mortgage balances.

The Group's operations are predominantly UK based and as a result an analysis of credit risk exposures by geographical region is not provided.

(C) Credit quality of assets

Cash and balances at central banks

Significantly all of the Group's cash and balances at central banks of £57,909 million (2022: £72,005 million) are due from the Bank of England or the Deutsche Bundesbank.

Loans and advances banks

Significantly all of the Group's loans and advances to banks are assessed as Stage 1.

Loans and advances to customers

The analysis of lending has been prepared based on the division in which the asset is held; with the business segment in which the exposure is recorded reflected in the ratings system applied. The internal credit ratings systems used by the Group differ between Retail and Commercial, reflecting the characteristics of these exposures and the way that they are managed internally; these credit ratings are set out below. All probabilities of default (PDs) include forward-looking information and are based on 12-month values, with the exception of credit-impaired.

Retail		Commercial	
Quality classification	IFRS 9 PD range	Quality classification	IFRS 9 PD range
RMS 1–3	0.00–0.80%	CMS 1–5	0.000–0.100%
RMS 4–6	0.81–4.50%	CMS 6–10	0.101–0.500%
RMS 7–9	4.51–14.00%	CMS 11–14	0.501–3.000%
RMS 10	14.01–20.00%	CMS 15–18	3.001–20.000%
RMS 11–13	20.01–99.99%	CMS 19	20.001–99.999%
RMS 14	100.00%	CMS 20–23	100.000%

Stage 3 assets include balances of £364 million (2022: £577 million) (with outstanding amounts due of £1,167 million (2022: £1,360 million)) which have been subject to a partial write-off and where the Group continues to enforce recovery action.

Stage 2 and Stage 3 assets with a carrying amount of £180 million (2022: £126 million) were modified during the year. No material gain or loss was recognised by the Group.

As at 31 December 2023 assets that had been previously modified while classified as Stage 2 or Stage 3 and were classified as Stage 1 amounted to £5 million (2022: £5,279 million).

Note 38: Financial risk management continued

Gross drawn exposures and expected credit loss allowance	Drawn exposures					Allowance for expected credit losses				
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2023										
Retail – UK mortgages										
RMS 1–3	226,740	4,137	–	–	230,877	123	37	–	–	160
RMS 4–6	29,637	27,037	–	–	56,674	38	151	–	–	189
RMS 7–9	219	2,713	–	–	2,932	–	37	–	–	37
RMS 10	–	590	–	–	590	–	13	–	–	13
RMS 11–13	–	4,056	–	–	4,056	–	136	–	–	136
RMS 14	–	–	4,337	7,854	12,191	–	–	357	213	570
	256,596	38,533	4,337	7,854	307,320	161	374	357	213	1,105
Retail – credit cards										
RMS 1–3	3,906	5	–	–	3,911	9	–	–	–	9
RMS 4–6	7,159	1,248	–	–	8,407	91	65	–	–	156
RMS 7–9	1,548	1,069	–	–	2,617	67	145	–	–	212
RMS 10	12	220	–	–	232	1	50	–	–	51
RMS 11–13	–	366	–	–	366	–	141	–	–	141
RMS 14	–	–	284	–	284	–	–	130	–	130
	12,625	2,908	284	–	15,817	168	401	130	–	699
Retail – loans and overdrafts										
RMS 1–3	638	1	–	–	639	1	–	–	–	1
RMS 4–6	5,152	250	–	–	5,402	83	18	–	–	101
RMS 7–9	1,256	473	–	–	1,729	44	50	–	–	94
RMS 10	43	135	–	–	178	4	27	–	–	31
RMS 11–13	14	328	–	–	342	2	113	–	–	115
RMS 14	–	–	196	–	196	–	–	118	–	118
	7,103	1,187	196	–	8,486	134	208	118	–	460
Retail – UK Motor Finance										
RMS 1–3	9,979	569	–	–	10,548	142	12	–	–	154
RMS 4–6	2,791	998	–	–	3,789	41	29	–	–	70
RMS 7–9	769	228	–	–	997	3	13	–	–	16
RMS 10	–	63	–	–	63	–	7	–	–	7
RMS 11–13	2	169	–	–	171	–	30	–	–	30
RMS 14	–	–	112	–	112	–	–	63	–	63
	13,541	2,027	112	–	15,680	186	91	63	–	340
Retail – other										
RMS 1–3	13,613	240	–	–	13,853	3	4	–	–	7
RMS 4–6	2,197	186	–	–	2,383	16	13	–	–	29
RMS 7–9	–	86	–	–	86	–	4	–	–	4
RMS 10	–	6	–	–	6	–	–	–	–	–
RMS 11–13	88	7	–	–	95	–	–	–	–	–
RMS 14	–	–	144	–	144	–	–	47	–	47
	15,898	525	144	–	16,567	19	21	47	–	87
Total Retail	305,763	45,180	5,073	7,854	363,870	668	1,095	715	213	2,691
Commercial Banking										
CMS 1–5	12,145	–	–	–	12,145	2	–	–	–	2
CMS 6–10	17,259	121	–	–	17,380	23	–	–	–	23
CMS 11–14	30,366	2,793	–	–	33,159	129	57	–	–	186
CMS 15–18	3,618	4,070	–	–	7,688	63	229	–	–	292
CMS 19	9	809	–	–	818	–	81	–	–	81
CMS 20–23	–	–	2,058	–	2,058	–	–	418	–	418
	63,397	7,793	2,058	–	73,248	217	367	418	–	1,002
Other[1]	(301)	–	–	–	(301)	–	–	–	–	–
Total loans and advances to customers	368,859	52,973	7,131	7,854	436,817	885	1,462	1,133	213	3,693

1 Drawn exposures include centralised fair value hedge accounting adjustments.

Note 38: Financial risk management continued

Gross drawn exposures and expected credit loss allowance	Drawn exposures					Allowance for expected credit losses				
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2022										
Retail – UK mortgages										
RMS 1–3	250,937	24,844	–	–	275,781	81	180	–	–	261
RMS 4–6	6,557	11,388	–	–	17,945	10	140	–	–	150
RMS 7–9	23	2,443	–	–	2,466	–	72	–	–	72
RMS 10	–	734	–	–	734	–	24	–	–	24
RMS 11–13	–	2,374	–	–	2,374	–	136	–	–	136
RMS 14	–	–	3,416	9,622	13,038	–	–	311	253	564
	257,517	41,783	3,416	9,622	312,338	91	552	311	253	1,207
Retail – credit cards										
RMS 1–3	3,587	5	–	–	3,592	7	–	–	–	7
RMS 4–6	6,497	1,441	–	–	7,938	66	70	–	–	136
RMS 7–9	1,332	1,246	–	–	2,578	47	167	–	–	214
RMS 10	–	227	–	–	227	–	52	–	–	52
RMS 11–13	–	368	–	–	368	–	144	–	–	144
RMS 14	–	–	289	–	289	–	–	113	–	113
	11,416	3,287	289	–	14,992	120	433	113	–	666
Retail – loans and overdrafts										
RMS 1–3	659	1	–	–	660	2	–	–	–	2
RMS 4–6	5,902	451	–	–	6,353	90	24	–	–	114
RMS 7–9	1,724	657	–	–	2,381	69	83	–	–	152
RMS 10	53	199	–	–	252	5	45	–	–	50
RMS 11–13	19	405	–	–	424	3	163	–	–	166
RMS 14	–	–	247	–	247	–	–	126	–	126
	8,357	1,713	247	–	10,317	169	315	126	–	610
Retail – UK Motor Finance										
RMS 1–3	8,969	743	–	–	9,712	66	9	–	–	75
RMS 4–6	2,778	930	–	–	3,708	25	20	–	–	45
RMS 7–9	425	325	–	–	750	2	13	–	–	15
RMS 10	–	99	–	–	99	–	8	–	–	8
RMS 11–13	2	148	–	–	150	–	26	–	–	26
RMS 14	–	–	154	–	154	–	–	81	–	81
	12,174	2,245	154	–	14,573	93	76	81	–	250
Retail – other										
RMS 1–3	12,588	328	–	–	12,916	9	4	–	–	13
RMS 4–6	1,311	213	–	–	1,524	4	11	–	–	15
RMS 7–9	–	90	–	–	90	–	3	–	–	3
RMS 10	–	5	–	–	5	–	–	–	–	–
RMS 11–13	91	7	–	–	98	–	–	–	–	–
RMS 14	–	–	157	–	157	–	–	52	–	52
	13,990	643	157	–	14,790	13	18	52	–	83
Total Retail	303,454	49,671	4,263	9,622	367,010	486	1,394	683	253	2,816
Commercial Banking										
CMS 1–5	11,906	14	–	–	11,920	2	–	–	–	2
CMS 6–10	16,689	293	–	–	16,982	21	2	–	–	23
CMS 11–14	30,646	4,963	–	–	35,609	123	83	–	–	206
CMS 15–18	3,257	4,352	–	–	7,609	46	239	–	–	285
CMS 19	12	810	–	–	822	–	74	–	–	74
CMS 20–23	–	–	3,348	–	3,348	–	–	1,069	–	1,069
	62,510	10,432	3,348	–	76,290	192	398	1,069	–	1,659
Other[1]	(3,198)	–	–	–	(3,198)	–	–	–	–	–
Total loans and advances to customers	362,766	60,103	7,611	9,622	440,102	678	1,792	1,752	253	4,475

1   Drawn exposures include centralised fair value hedge accounting adjustments.

Notes to the consolidated financial statements continued
for the year ended 31 December

Note 38: Financial risk management continued

Reverse repurchase agreement held at amortised cost

All of the Group's reverse repurchase agreements held at amortised cost are assessed as Stage 1.

Debt securities held at amortised cost

At 31 December 2023 £12,434 million of the Group's gross debt securities held at amortised cost were investment grade (credit ratings equal to or better than 'BBB') (2022: £7,336 million), £20 million were sub-investment grade (2022: £nil) and £100 million not rated (2022: £3 million).

Financial assets at fair value through other comprehensive income (excluding equity shares)

At 31 December 2023 £27,267 million of the Group's financial assets at fair value through other comprehensive income (excluding equity shares) were investment grade (credit ratings equal to or better than 'BBB') (2022: £22,753 million), £55 million were sub-investment grade (2022: £51 million) and £14 million not rated (2022: £41 million).

Derivative assets

An analysis of derivative assets is given in note 17. The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities.

	2023			2022		
	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Trading and other	1,763	193	1,956	2,435	283	2,718
Hedging	72	–	72	14	5	19
	1,835	193	2,028	2,449	288	2,737
Due from fellow Lloyds Banking Group undertakings			1,137			1,120
Total derivative financial instruments			**3,165**			3,857

1   Credit ratings equal to or better than 'BBB'.
2   Other comprises sub-investment grade (2023: £125 million; 2022: £112 million) and not rated (2023: £68 million; 2022: £176 million).

Financial guarantees and irrevocable loan commitments

Financial guarantees represent undertakings that the Group will meet a customer's obligation to third parties if the customer fails to do so. Commitments to extend credit represent unused portions of authorisations to extend credit in the form of loans, guarantees or letters of credit. The Group is theoretically exposed to loss in an amount equal to the total guarantees or unused commitments, however, the likely amount of loss is expected to be significantly less. Most commitments to extend credit are contingent upon customers maintaining specific credit standards.

Note 38: Financial risk management continued

Gross undrawn exposures and expected credit loss allowance	Undrawn exposures					Allowance for expected credit losses				
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2023										
Retail – UK mortgages										
RMS 1–3	12,207	36	–	–	12,243	7	–	–	–	7
RMS 4–6	456	190	–	–	646	1	2	–	–	3
RMS 7–9	5	16	–	–	21	–	–	–	–	–
RMS 10	–	5	–	–	5	–	–	–	–	–
RMS 11–13	–	37	–	–	37	–	–	–	–	–
RMS 14	–	–	25	58	83	–	–	–	–	–
	12,668	284	25	58	13,035	8	2	–	–	10
Retail – credit cards										
RMS 1–3	39,857	24	–	–	39,881	21	–	–	–	21
RMS 4–6	14,522	2,079	–	–	16,601	38	29	–	–	67
RMS 7–9	606	322	–	–	928	7	8	–	–	15
RMS 10	2	40	–	–	42	–	2	–	–	2
RMS 11–13	–	69	–	–	69	–	6	–	–	6
RMS 14	–	–	40	–	40	–	–	–	–	–
	54,987	2,534	40	–	57,561	66	45	–	–	111
Retail – loans and overdrafts										
RMS 1–3	4,354	1	–	–	4,355	4	–	–	–	4
RMS 4–6	1,638	239	–	–	1,877	10	7	–	–	17
RMS 7–9	223	122	–	–	345	5	13	–	–	18
RMS 10	4	28	–	–	32	–	4	–	–	4
RMS 11–13	–	49	–	–	49	–	12	–	–	12
RMS 14	–	–	15	–	15	–	–	–	–	–
	6,219	439	15	–	6,673	19	36	–	–	55
Retail – UK Motor Finance										
RMS 1–3	274	–	–	–	274	–	–	–	–	–
RMS 4–6	959	–	–	–	959	2	–	–	–	2
RMS 7–9	250	–	–	–	250	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–	–	–
RMS 11–13	3	–	–	–	3	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–	–	–
	1,486	–	–	–	1,486	2	–	–	–	2
Retail – other										
RMS 1–3	544	–	–	–	544	–	–	–	–	–
RMS 4–6	267	–	–	–	267	1	–	–	–	1
RMS 7–9	–	–	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–	–	–
	811	–	–	–	811	1	–	–	–	1
Total Retail	76,171	3,257	80	58	79,566	96	83	–	–	179
Commercial Banking										
CMS 1–5	14,345	–	–	–	14,345	1	–	–	–	1
CMS 6–10	16,661	6	–	–	16,667	16	–	–	–	16
CMS 11–14	8,494	1,520	–	–	10,014	27	23	–	–	50
CMS 15–18	910	1,132	–	–	2,042	13	47	–	–	60
CMS 19	–	33	–	–	33	–	6	–	–	6
CMS 20–23	–	–	64	–	64	–	–	2	–	2
	40,410	2,691	64	–	43,165	57	76	2	–	135
Other	2	–	–	–	2	–	–	–	–	–
Total	116,583	5,948	144	58	122,733	153	159	2	–	314

Note 38: Financial risk management continued

Gross undrawn exposures and expected credit loss allowance	Undrawn exposures					Allowance for expected credit losses				
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2022										
Retail – UK mortgages										
RMS 1–3	16,003	159	–	–	16,162	–	–	–	–	–
RMS 4–6	83	62	–	–	145	1	–	–	–	1
RMS 7–9	–	25	–	–	25	–	–	–	–	–
RMS 10	–	7	–	–	7	–	–	–	–	–
RMS 11–13	–	21	–	–	21	–	1	–	–	1
RMS 14	–	–	17	67	84	–	–	–	–	–
	16,086	274	17	67	16,444	1	1	–	–	2
Retail – credit cards										
RMS 1–3	39,384	30	–	–	39,414	16	–	–	–	16
RMS 4–6	14,355	2,975	–	–	17,330	32	28	–	–	60
RMS 7–9	580	422	–	–	1,002	5	8	–	–	13
RMS 10	–	46	–	–	46	–	2	–	–	2
RMS 11–13	–	76	–	–	76	–	6	–	–	6
RMS 14	–	–	45	–	45	–	–	–	–	–
	54,319	3,549	45	–	57,913	53	44	–	–	97
Retail – loans and overdrafts										
RMS 1–3	4,174	2	–	–	4,176	4	–	–	–	4
RMS 4–6	1,618	386	–	–	2,004	6	12	–	–	18
RMS 7–9	253	159	–	–	412	6	18	–	–	24
RMS 10	6	36	–	–	42	–	7	–	–	7
RMS 11–13	–	61	–	–	61	–	15	–	–	15
RMS 14	–	–	17	–	17	–	–	–	–	–
	6,051	644	17	–	6,712	16	52	–	–	68
Retail – UK Motor Finance										
RMS 1–3	318	–	–	–	318	–	–	–	–	–
RMS 4–6	1,259	–	–	–	1,259	2	–	–	–	2
RMS 7–9	347	1	–	–	348	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–	–	–
	1,924	1	–	–	1,925	2	–	–	–	2
Retail – other										
RMS 1–3	702	–	–	–	702	–	–	–	–	–
RMS 4–6	198	–	–	–	198	3	–	–	–	3
RMS 7–9	–	–	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–	–	–
	900	–	–	–	900	3	–	–	–	3
Total Retail	79,280	4,468	79	67	83,894	75	97	–	–	172
Commercial Banking										
CMS 1–5	15,266	–	–	–	15,266	1	–	–	–	1
CMS 6–10	16,508	34	–	–	16,542	11	2	–	–	13
CMS 11–14	8,657	1,296	–	–	9,953	27	27	–	–	54
CMS 15–18	779	800	–	–	1,579	8	42	–	–	50
CMS 19	–	85	–	–	85	–	10	–	–	10
CMS 20–23	–	–	48	–	48	–	–	4	–	4
	41,210	2,215	48	–	43,473	47	81	4	–	132
Other	2	–	–	–	2	–	–	–	–	–
Total	120,492	6,683	127	67	127,369	122	178	4	–	304

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 38: Financial risk management continued

(D) Collateral held as security for financial assets

The principal types of collateral accepted by the Group include: residential and commercial properties; charges over business assets such as premises, inventory and accounts receivable; financial instruments; cash; and guarantees from third parties. The terms and conditions associated with the use of the collateral are varied and are dependent on both the type of agreement and the counterparty. The Group holds collateral against loans and advances and irrevocable loan commitments; qualitative and, where appropriate, quantitative information is provided in respect of this collateral below. Collateral held as security for financial assets at fair value through profit or loss and for derivative assets is also shown below.

The Group holds collateral in respect of loans and advances to customers and reverse repurchase agreements as set out below. The Group does not hold collateral against debt securities which are classified as financial assets held at amortised cost.

Loans and advances to customers

Retail lending

UK mortgages

An analysis by loan-to-value ratio of the Group's UK residential mortgage lending is provided below. The value of collateral used in determining the loan-to-value ratios has been estimated based upon the last actual valuation, adjusted to take into account subsequent movements in house prices. The market takes into account many factors, including environmental considerations such as flood risk and energy efficient additions, in arriving at the value of a home.

In some circumstances, where the discounted value of the estimated net proceeds from the liquidation of collateral (i.e. net of costs, expected haircuts and anticipated changes in the value of the collateral to the point of sale) is greater than the estimated exposure at default, no credit losses are expected and no ECL allowance is recognised.

	2023					2022				
Gross drawn exposures	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Less than 70 per cent	193,235	28,754	3,882	7,168	233,039	210,457	33,205	3,161	8,845	255,668
70 per cent to 80 per cent	36,413	4,506	290	333	41,542	31,788	5,264	170	359	37,581
80 per cent to 90 per cent	20,949	2,821	87	142	23,999	11,942	2,604	48	149	14,743
90 per cent to 100 per cent	5,981	2,389	30	91	8,491	3,319	606	13	113	4,051
Greater than 100 per cent	18	63	48	120	249	11	104	24	156	295
Total	**256,596**	**38,533**	**4,337**	**7,854**	**307,320**	257,517	41,783	3,416	9,622	312,338

The energy performance certificate (EPC) profile of the security associated with the Group's UK mortgage portfolio is shown below:

EPC profile	A £m	B £m	C £m	D £m	E £m	F £m	G £m	Unrated properties £m	Total
At 31 December 2023	**971**	**41,250**	**64,466**	**95,958**	**34,327**	**6,663**	**1,465**	**62,220**	**307,320**
At 31 December 2022	731	37,075	60,086	93,010	35,015	6,990	1,519	77,912	312,338

The above data is sourced using the latest available government EPC information as at the relevant balance sheet date. The Group has no EPC data available for 20.2 per cent (2022: 25.0 per cent) of the UK mortgage portfolio; this portion is classified as unrated properties.

EPC ratings are not considered to be a material credit risk factor, and do not form part of the Group's credit risk calculations.

Other

The majority of other retail lending is unsecured. At 31 December 2023, Stage 3 other retail lending amounted to £378 million, net of an impairment allowance of £358 million (2022: £475 million, net of an impairment allowance of £372 million).

Stage 1 and Stage 2 other retail lending amounted to £55,814 million (2022: £53,825 million). Lending decisions are predominantly based on an obligor's ability to repay rather than reliance on the disposal of any security provided. Where the lending is secured, collateral values are rigorously assessed at the time of loan origination and are thereafter monitored in accordance with business unit credit policy.

The Group's credit risk disclosures for unimpaired other retail lending show assets gross of collateral and therefore disclose the maximum loss exposure. The Group believes that this approach is appropriate.

Commercial lending

Stage 1 and Stage 2 secured lending

For Stage 1 and Stage 2 secured commercial lending, the Group reports assets gross of collateral and therefore discloses the maximum loss exposure.

Stage 1 and Stage 2 secured commercial lending is predominantly managed on a cash flow basis. On occasion, it may include an assessment of underlying collateral, although, for Stage 3 lending, this will not always involve assessing it on a fair value basis. No aggregated collateral information for the entire unimpaired secured commercial lending portfolio is provided to key management personnel.

Notes to the consolidated financial statements continued
for the year ended 31 December

Note 38: Financial risk management continued

Stage 3 secured lending
The value of collateral is re-evaluated and its legal soundness reassessed if there is observable evidence of distress of the borrower; this evaluation is used to determine potential loss allowances and management's strategy to try to either repair the business or recover the debt.

At 31 December 2023, Stage 3 secured commercial lending amounted to £503 million, net of an impairment allowance of £133 million (2022: £389 million, net of an impairment allowance of £159 million). The fair value of the collateral held in respect of impaired secured commercial lending was £598 million (2022: £471 million). In determining the fair value of collateral, no specific amounts have been attributed to the costs of realisation. For the purposes of determining the total collateral held by the Group in respect of impaired secured commercial lending, the value of collateral for each loan has been limited to the principal amount of the outstanding advance in order to eliminate the effects of any over-collateralisation and to provide a clearer representation of the Group's exposure.

Stage 3 secured commercial lending and associated collateral relates to lending to property companies and to customers in the financial, business and other services; transport, distribution and hotels; and construction industries.

Reverse repurchase agreements
There were reverse repurchase agreements which are accounted for as collateralised loans with a carrying value of £32,751 million (2022: £39,259 million), against which the Group held collateral with a fair value of £32,501 million, capped at the reverse repurchase agreement carrying value (2022: £29,011 million). These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

Financial assets at fair value through profit or loss (excluding equity shares)
Securities held as collateral in the form of stock borrowed amounted to £7,979 million (2022: £16,667 million). Of this amount, £2,087 million (2022: £8,311 million) had been resold or repledged as collateral for the Group's own transactions.

These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

Derivative assets, after offsetting of amounts under master netting arrangements
The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the net derivative assets after offsetting of amounts under master netting arrangements of £1,996 million (2022: £2,046 million), cash collateral of £679 million (2022: £767 million) was held.

Irrevocable loan commitments and other credit-related contingencies
At 31 December 2023, the Group held irrevocable loan commitments and other credit-related contingencies of £56,477 million (2022: £60,682 million). Collateral is held as security, in the event that lending is drawn down, on £13,036 million (2022: £16,442 million) of these balances.

Collateral repossessed
During the year, £229 million of collateral was repossessed (2022: £219 million), consisting primarily of residential property.

In respect of retail portfolios, the Group does not take physical possession of properties or other assets held as collateral and uses external agents to realise the value as soon as practicable, generally at auction, to settle indebtedness. Any surplus funds are returned to the borrower or are otherwise dealt with in accordance with appropriate insolvency regulations. In certain circumstances the Group takes physical possession of assets held as collateral against commercial lending. In such cases, the assets are carried on the Group's balance sheet and are classified according to the Group's accounting policies.

(E) Collateral pledged as security
The Group pledges assets primarily for repurchase agreements and securities lending transactions which are generally conducted under terms that are usual and customary for standard securitised borrowing contracts.

Repurchase transactions
There are balances arising from repurchase transactions of £37,702 million (2022: £48,590 million), which include amounts due under the Bank of England's Term Funding Scheme with additional incentives for SMEs (TFSME). The fair value of the collateral provided under these agreements at 31 December 2023 was £37,654 million, capped at the repurchase agreement carrying value (2022: £53,732 million including over collaterisation).

Securities lending transactions
The following on-balance sheet financial assets have been lent to counterparties under securities lending transactions:

	2023 £m	2022 £m
Financial assets at fair value through other comprehensive income	4,532	5,408

Securitisations and covered bonds
In addition to the assets detailed above, the Group also holds assets that are encumbered through the Group's asset-backed conduits and its securitisation and covered bond programmes. Further details of these assets are provided in note 24.

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 38: Financial risk management continued

Liquidity risk

Liquidity risk is defined as the risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost. Liquidity risk is managed through a series of measures, tests and reports that are primarily based on contractual maturity. The Group carries out monthly stress testing of its liquidity position against a range of scenarios, including those prescribed by the PRA. The Group's liquidity risk appetite is also calibrated against a number of stressed liquidity metrics.

The table below analyses financial instrument liabilities of the Group on an undiscounted future cash flow basis according to contractual maturity, into relevant maturity groupings based on the remaining period at the balance sheet date; balances with no fixed maturity are included in the over 5 years category.

	Up to 1 month £m	1 to 3 months £m	3 to 12 months £m	1 to 5 years £m	Over 5 years £m	Total £m
At 31 December 2023						
Deposits from banks	1,776	947	241	611	1	3,576
Customer deposits	412,803	5,790	15,547	8,570	255	442,965
Repurchase agreements	3,626	4,092	1,085	31,399	–	40,202
Financial liabilities at fair value through profit or loss	118	42	416	1,094	4,425	6,095
Debt securities in issue at amortised cost	1,386	6,651	14,283	30,893	10,932	64,145
Lease liabilities	13	69	242	754	586	1,664
Subordinated liabilities	23	58	238	4,548	5,099	9,966
Total non-derivative financial liabilities	**419,745**	**17,649**	**32,052**	**77,869**	**21,298**	**568,613**
Derivative financial liabilities:						
Gross settled derivatives – outflows	405	332	7,640	6,465	4,168	19,010
Gross settled derivatives – inflows	(188)	(206)	(7,534)	(6,527)	(4,241)	(18,696)
Gross settled derivatives – net flows	217	126	106	(62)	(73)	314
Net settled derivative liabilities	2,232	–	51	65	317	2,665
Total derivative financial liabilities	**2,449**	**126**	**157**	**3**	**244**	**2,979**
At 31 December 2022						
Deposits from banks	3,728	28	179	673	83	4,691
Customer deposits	430,808	3,565	7,164	4,882	304	446,723
Repurchase agreements	12,494	6,188	904	33,054	38	52,678
Financial liabilities at fair value through profit or loss	84	60	100	1,565	3,736	5,545
Debt securities in issue at amortised cost	4,400	8,571	6,717	25,886	7,802	53,376
Lease liabilities	7	52	161	557	611	1,388
Subordinated liabilities	24	89	687	4,775	7,945	13,520
Total non-derivative financial liabilities	451,545	18,553	15,912	71,392	20,519	577,921
Derivative financial liabilities:						
Gross settled derivatives – outflows	2,815	3,241	3,501	7,920	4,700	22,177
Gross settled derivatives – inflows	(1,927)	(2,996)	(3,372)	(7,862)	(4,731)	(20,888)
Gross settled derivatives – net flows	888	245	129	58	(31)	1,289
Net settled derivative liabilities	2,652	(19)	54	271	250	3,208
Total derivative financial liabilities	3,540	226	183	329	219	4,497

The principal amount for undated subordinated liabilities with no redemption option is included within the over 5 years column; interest of £16 million (2022: £16 million) per annum which is payable in respect of those instruments for as long as they remain in issue is not included beyond 5 years.

An analysis of the Group's total wholesale funding by residual maturity and by currency is set out on **page 52**.

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 38: Financial risk management continued

The figures below are presented in timing categories representing the remaining offer periods of lending commitments or remaining coverage periods of financial guarantees, but the Group could be required to lend or pay amounts under those arrangements earlier than the periods presented below. Payment under the significant majority of the Group's lending commitments and financial guarantee contracts could be required to be made on demand.

	Within 1 year £m	1 to 3 years £m	3 to 5 years £m	Over 5 years £m	Total £m
At 31 December 2023					
Acceptances and endorsements	**191**	**–**	**–**	**–**	**191**
Other contingent liabilities	**1,192**	**595**	**183**	**594**	**2,564**
Total contingent liabilities	**1,383**	**595**	**183**	**594**	**2,755**
Lending commitments and guarantees	**91,674**	**16,577**	**11,591**	**2,789**	**122,631**
Other commitments	**–**	**38**	**41**	**23**	**102**
Total commitments and guarantees	**91,674**	**16,615**	**11,632**	**2,812**	**122,733**
Total contingents, commitments and guarantees	**93,057**	**17,210**	**11,815**	**3,406**	**125,488**
At 31 December 2022					
Acceptances and endorsements	58	–	–	–	58
Other contingent liabilities	1,667	548	181	446	2,842
Total contingent liabilities	1,725	548	181	446	2,900
Lending commitments and guarantees	91,310	8,256	10,780	16,984	127,330
Other commitments	–	–	10	29	39
Total commitments and guarantees	91,310	8,256	10,790	17,013	127,369
Total contingents, commitments and guarantees	93,035	8,804	10,971	17,459	130,269

Capital risk

Capital is actively managed on an ongoing basis for both the Group and its regulated banking subsidiaries, with associated capital policies and procedures subjected to regular review. The Group assesses both its regulatory capital requirements and the quantity and quality of capital resources it holds to meet those requirements in accordance with the relevant provisions of the Capital Requirements Directive (CRD V) and Capital Requirements Regulation (UK CRR). This is supplemented through additional regulation set out under the PRA Rulebook and through associated statements of policy, supervisory statements and other regulatory guidance. Regulatory capital ratios are considered a key part of the budgeting and planning processes and forecast ratios are reviewed by the Group and Ring-Fenced Banks Asset and Liability Committee. Target capital levels take account of current and future regulatory requirements, capacity for growth and to cover uncertainties. Details of the Group's capital resources are provided in the table marked audited on **page 27**.

Note 39: Cash flow statement

(A) Change in operating assets

	2023 £m	2022 £m	2021 £m
Change in amounts due from fellow Lloyds Banking Group undertakings	**(24)**	(77)	(1)
Change in other financial assets held at amortised cost	**9,394**	(167)	3,406
Change in financial assets at fair value through profit or loss	**(491)**	427	(124)
Change in derivative financial instruments	**279**	(2,877)	1,548
Change in other operating assets	**(235)**	(206)	345
Change in operating assets	**8,923**	(2,900)	5,174

(B) Change in operating liabilities

	2023 £m	2022 £m	2021 £m
Change in deposits from banks	**(1,101)**	1,295	(2,867)
Change in customer deposits	**(4,219)**	(3,201)	24,221
Change in repurchase agreements	**(10,888)**	18,484	1,922
Change in amounts due to fellow Lloyds Banking Group undertakings	**(408)**	(603)	(806)
Change in financial liabilities at fair value through profit or loss	**(138)**	(859)	(380)
Change in derivative financial instruments	**(1,584)**	1,248	(3,585)
Change in debt securities in issue at amortised cost	**3,393**	332	(10,569)
Change in other operating liabilities[1]	**(380)**	198	174
Change in operating liabilities	**(15,325)**	16,894	8,110

1   Includes an increase of £329 million (2022: decrease of £150 million; 2021: decrease of £182 million) in respect of lease liabilities.

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 39: Cash flow statement continued

(C) Non-cash and other items

	2023 £m	2022 £m	2021 £m
Interest expense on subordinated liabilities	399	377	570
Revaluation of investment properties	1	–	–
Net (credit) charge in respect of defined benefit schemes	(79)	125	236
Depreciation and amortisation	2,851	2,348	2,777
Regulatory and legal provisions	661	225	1,177
Other provision movements	7	(134)	(82)
Allowance for loan losses	335	1,335	(1,085)
Write-off of allowance for loan losses, net of recoveries	(1,113)	(759)	(935)
Impairment charge (credit) relating to undrawn balances	10	111	(231)
Impairment (credit) charge on financial assets at fair value through other comprehensive income	(2)	6	(2)
Foreign exchange impact on balance sheet[1]	273	30	159
Other non-cash items	3,182	(673)	(1,173)
Total non-cash items	**6,525**	**2,991**	**1,411**
Contributions to defined benefit schemes	(1,345)	(2,533)	(1,347)
Payments in respect of regulatory and legal provisions	(362)	(587)	(680)
Other	–	–	(45)
Total other items	**(1,707)**	**(3,120)**	**(2,072)**
Non-cash and other items	**4,818**	**(129)**	**(661)**

1 When considering the movement on each line of the balance sheet, the impact of foreign exchange rate movements is removed in order to show the underlying cash impact.

(D) Acquisition of Group undertakings and businesses

	2023 £m	2022 £m	2021 £m
Net assets acquired:			
Cash and cash equivalents	38	–	–
Intangible assets	182	–	–
Other assets	672	–	–
Deferred tax	(58)	–	–
Other liabilities	(646)	–	–
Goodwill arising on acquisition	143	–	–
Cash consideration	**331**	**–**	**–**
Less cash and cash equivalents acquired	(38)	–	–
Acquisition of and additional investment in joint ventures	–	–	3
Net cash outflow arising from acquisitions of subsidiaries and businesses	**293**	**–**	**3**

(E) Analysis of cash and cash equivalents as shown in the balance sheet

	2023 £m	2022 £m	2021 £m
Cash and balances at central banks	57,909	72,005	54,279
Less mandatory reserve deposits[1]	(1,740)	(1,935)	(2,007)
	56,169	70,070	52,272
Loans and advances to banks and reverse repurchase agreements	15,186	11,913	7,474
Less amounts with a maturity of three months or more	(4,817)	(6,782)	(3,786)
	10,369	5,131	3,688
Total cash and cash equivalents	**66,538**	**75,201**	**55,960**

1 Mandatory reserve deposits are held with local central banks in accordance with statutory requirements. Where these deposits are not held in demand accounts and are not available to finance the Group's day-to-day operations they are excluded from cash and cash equivalents.

Bank balance sheet
at 31 December

	Note	2023 £m	2022 £m
Assets			
Cash and balances at central banks		**52,268**	66,783
Financial assets at fair value through profit or loss	6	**6,255**	4,994
Derivative financial instruments	7	**7,049**	7,793
Loans and advances to banks		**8,512**	7,984
Loans and advances to customers	8	**106,497**	113,948
Reverse repurchase agreements		**32,751**	39,259
Debt securities		**10,144**	6,471
Due from fellow Lloyds Banking Group undertakings		**124,627**	119,282
Financial assets at amortised cost		**282,531**	286,944
Financial assets at fair value through other comprehensive income	6	**27,156**	22,675
Intangible assets	10	**4,150**	3,698
Current tax recoverable		**12**	312
Deferred tax assets	4	**3,001**	3,556
Investment in subsidiary undertakings	11	**31,591**	31,197
Retirement benefit assets	3	**2,118**	2,075
Other assets[1]	12	**3,310**	3,268
Total assets		**419,441**	433,295
Liabilities			
Deposits from banks		**3,380**	4,465
Customer deposits		**266,907**	269,473
Repurchase agreements		**7,305**	18,380
Due to fellow Lloyds Banking Group undertakings		**20,400**	20,342
Financial liabilities at fair value through profit or loss	6	**10,474**	9,244
Derivative financial instruments	7	**7,614**	10,347
Debt securities in issue at amortised cost	14	**41,365**	39,819
Other liabilities[1]	15	**3,317**	3,498
Retirement benefit obligations	3	**54**	50
Provisions	16	**838**	744
Subordinated liabilities	17	**6,421**	5,920
Total liabilities		**368,075**	382,282
Equity			
Share capital	18	**1,574**	1,574
Share premium account	18	**600**	600
Other reserves	19	**(1,106)**	(1,734)
Retained profits[2]	20	**45,280**	46,305
Shareholders' equity		**46,348**	46,745
Other equity instruments	18	**5,018**	4,268
Total equity		**51,366**	51,013
Total equity and liabilities		**419,441**	433,295

1   See note 1 regarding changes to presentation.
2   The Bank recorded a profit after tax for the year of £4,660 million (2022: £3,517 million).

No income statement or statement of comprehensive income has been shown for the Bank, as permitted by section 408 of the Companies Act 2006.

The accompanying notes are an integral part of the Bank financial statements.

The directors approved the Bank financial statements on 29 February 2024.

Sir Robin Budenberg
Chair

Charlie Nunn
Group Chief Executive

William Chalmers
Chief Financial Officer

Bank statement of changes in equity

for the year ended 31 December

	Attributable to ordinary shareholders				Other equity instruments £m	Total £m
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m		
At 1 January 2023	2,174	(1,734)	46,305	46,745	4,268	51,013
Comprehensive income						
Profit for the year	–	–	4,326	4,326	334	4,660
Other comprehensive income						
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(692)	(692)	–	(692)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:						
Debt securities	–	(120)	–	(120)	–	(120)
Gains and losses attributable to own credit risk, net of tax	–	–	(168)	(168)	–	(168)
Movements in cash flow hedging reserve, net of tax	–	751	–	751	–	751
Movements in foreign currency translation reserve, net of tax	–	(3)	–	(3)	–	(3)
Total other comprehensive income (loss)	–	628	(860)	(232)	–	(232)
Total comprehensive income[1,2]	–	628	3,466	4,094	334	4,428
Transactions with owners						
Dividends	–	–	(4,700)	(4,700)	–	(4,700)
Distributions on other equity instruments	–	–	–	–	(334)	(334)
Issue of other equity instruments	–	–	(5)	(5)	750	745
Capital contributions received	–	–	215	215	–	215
Return of capital contributions	–	–	(1)	(1)	–	(1)
Total transactions with owners	–	–	(4,491)	(4,491)	416	(4,075)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	–	–	–	–	–
At 31 December 2023	2,174	(1,106)	45,280	46,348	5,018	51,366

1   No income statement or statement of comprehensive income has been shown for the Bank, as permitted by section 408 of the Companies Act 2006.
2   Total comprehensive income attributable to owners of the parent was £4,428 million (2022: £90 million; 2021: £3,540 million).

The accompanying notes are an integral part of the Bank financial statements.

Bank statement of changes in equity continued

for the year ended 31 December

	Attributable to ordinary shareholders					
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Total £m
At 1 January 2021	2,174	1,382	42,677	46,233	5,935	52,168
Comprehensive income						
Profit for the year	–	–	3,249	3,249	344	3,593
Other comprehensive income						
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	556	556	–	556
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:						
Debt securities	–	91	–	91	–	91
Equity shares	–	1	–	1	–	1
Gains and losses attributable to own credit risk, net of tax	–	–	(52)	(52)	–	(52)
Movements in cash flow hedging reserve, net of tax	–	(647)	–	(647)	–	(647)
Movements in foreign currency translation reserve, net of tax	–	(2)	–	(2)	–	(2)
Total other comprehensive income	–	(557)	504	(53)	–	(53)
Total comprehensive income[1]	–	(557)	3,753	3,196	344	3,540
Transactions with owners						
Dividends	–	–	(2,900)	(2,900)	–	(2,900)
Distributions on other equity instruments	–	–	–	–	(344)	(344)
Issue of other equity instruments	–	–	(1)	(1)	1,550	1,549
Repurchases and redemptions of other equity instruments	–	–	(9)	(9)	(3,217)	(3,226)
Capital contributions received	–	–	164	164	–	164
Return of capital contributions	–	–	(4)	(4)	–	(4)
Total transactions with owners	–	–	(2,750)	(2,750)	(2,011)	(4,761)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	(1)	1	–	–	–
At 31 December 2021	2,174	824	43,681	46,679	4,268	50,947
Comprehensive income						
Profit for the year	–	–	3,276	3,276	241	3,517
Other comprehensive income						
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(1,232)	(1,232)	–	(1,232)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:						
Debt securities	–	(109)	–	(109)	–	(109)
Equity shares	–	(1)	–	(1)	–	(1)
Gains and losses attributable to own credit risk, net of tax	–	–	364	364	–	364
Movements in cash flow hedging reserve, net of tax	–	(2,452)	–	(2,452)	–	(2,452)
Movements in foreign currency translation reserve, net of tax	–	3	–	3	–	3
Total other comprehensive income	–	(2,559)	(868)	(3,427)	–	(3,427)
Total comprehensive income[1]	–	(2,559)	2,408	(151)	241	90
Transactions with owners						
Distributions on other equity instruments	–	–	–	–	(241)	(241)
Capital contributions received	–	–	221	221	–	221
Return of capital contributions	–	–	(4)	(4)	–	(4)
Total transactions with owners	–	–	217	217	(241)	(24)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	1	(1)	–	–	–
At 31 December 2022	2,174	(1,734)	46,305	46,745	4,268	51,013

1 No income statement or statement of comprehensive income has been shown for the Bank, as permitted by section 408 of the Companies Act 2006.

The accompanying notes are an integral part of the Bank financial statements.

Bank cash flow statement

for the year ended 31 December

	Note	2023 £m	2022 £m	2021 £m
Cash flows from operating activities				
Profit before tax		**6,329**	4,107	3,301
Adjustments for:				
Change in operating assets	25 (A)	**8,782**	(5,368)	38,804
Change in operating liabilities	25 (B)	**(15,938)**	22,262	(28,015)
Non-cash and other items	25 (C)	**2,422**	(2,817)	(2,059)
Net tax paid		**(728)**	(243)	(11)
Net cash provided by operating activities		**867**	17,941	12,020
Cash flows from investing activities				
Purchase of financial assets		**(10,293)**	(9,563)	(8,775)
Proceeds from sale and maturity of financial assets		**5,286**	10,641	7,730
Purchase of fixed assets		**(1,731)**	(1,674)	(1,255)
Proceeds from sale of fixed assets		**11**	3	5
Additional capital injections to subsidiaries		**(350)**	(600)	(11)
Dividends received from subsidiaries		**122**	1,850	1,391
Distributions on other equity instruments received		**191**	125	112
Capital repayments and redemptions		**–**	32	2,576
Disposal of businesses, net of cash disposed		**–**	5	–
Net cash (used in) provided by investing activities		**(6,764)**	819	1,773
Cash flows from financing activities				
Dividends paid to ordinary shareholders		**(4,700)**	–	(2,900)
Distributions on other equity instruments		**(334)**	(241)	(344)
Return of capital contributions		**(1)**	(4)	(4)
Interest paid on subordinated liabilities		**(285)**	(290)	(423)
Proceeds from issue of subordinated liabilities		**670**	837	3,262
Proceeds from issue of other equity instruments		**745**	–	1,549
Repayment of subordinated liabilities		**(92)**	(2,156)	(3,049)
Repurchases and redemptions of other equity instruments		**–**	–	(3,226)
Borrowings from parent company		**1,942**	1,852	543
Repayments of borrowings to parent company		**(931)**	–	(4,813)
Interest paid on borrowings from parent company		**(210)**	(200)	(226)
Net cash used in financing activities		**(3,196)**	(202)	(9,631)
Effects of exchange rate changes on cash and cash equivalents		**–**	1	–
Change in cash and cash equivalents		**(9,093)**	18,559	4,162
Cash and cash equivalents at beginning of year		**70,789**	52,230	48,068
Cash and cash equivalents at end of year	25 (D)	**61,696**	70,789	52,230

The accompanying notes are an integral part of the Bank financial statements.

Note 1: Basis of preparation and accounting policies

The financial statements of Lloyds Bank plc have been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006. The financial statements have also been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

The financial information has been prepared under the historical cost convention, as modified by the revaluation of financial assets measured at fair value through other comprehensive income, certain financial assets and liabilities at fair value through profit or loss and all derivative contracts. The accounting policies of the Bank are the same as those of the Group which are set out in note 2 to the consolidated financial statements. Investments in subsidiaries are carried at historical cost, less any provisions for impairment. Fees payable to the Bank's auditors by the Group are set out in note 12 to the consolidated financial statements.

Presentational changes

The following changes have been made to the presentation of the Bank's balance sheet to provide a more relevant analysis of the Bank's financial position:

- Items in the course of collection from banks are reported within other assets rather than separately on the face of the balance sheet
- Items in the course of transmission to banks are reported within other liabilities rather than separately on the face of the balance sheet

There has been no change in the basis of accounting for any of the underlying transactions. Comparatives for 2022 have been restated.

Note 2: Critical accounting judgements and key sources of estimation uncertainty

The preparation of the Bank's financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In preparing the financial statements, the Bank has considered the impact of climate-related risks on its financial position and performance. While the effects of climate change represent a source of uncertainty, the Bank does not consider there to be a material impact on its judgements and estimates from the physical, transition and other climate-related risks in the short term.

The significant judgements, apart from those involving estimation, made by management in applying the Bank's accounting policies in these financial statements (critical judgements) and the key sources of estimation uncertainty that may have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year (key sources of estimation uncertainty), which together are considered critical to the Bank's results and financial position, are as follows:

- Retirement benefit obligations (note 3)
- Fair value of financial instruments (note 16 to the consolidated financial statements)
- Allowance for expected credit losses (note 19 to the consolidated financial statements)
- Regulatory and legal provisions (note 26 to the consolidated financial statements)

Note 3: Retirement benefit obligations

	2023 £m	2022 £m
Amounts recognised in the balance sheet		
Retirement benefit assets	**2,118**	2,075
Retirement benefit obligations	**(54)**	(50)
Total amounts recognised in the balance sheet	**2,064**	2,025

The total amounts recognised in the balance sheet relate to:

	2023 £m	2022 £m
Defined benefit pension schemes	**2,089**	2,046
Other retirement benefit schemes	**(25)**	(21)
Total amounts recognised in the balance sheet	**2,064**	2,025

Pension schemes

Defined benefit schemes

(i)   Characteristics of and risks associated with the Bank's schemes

Note 11 to the consolidated financial statements outlines the characteristics of and risks associated with the Group's and the Bank's defined benefit pension schemes; the two significant schemes for the Bank are the Lloyds Bank Pension Scheme No. 1 and the Lloyds Bank Pension Scheme No. 2.

(ii)   Amounts in the financial statements

	2023 £m	2022 £m
Amount included in the balance sheet		
Present value of funded obligations	**(19,033)**	(18,485)
Fair value of scheme assets	**21,122**	20,531
Net amount recognised in the balance sheet	**2,089**	2,046

Note 3: Retirement benefit obligations continued

	2023 £m	2022 £m
Net amount recognised in the balance sheet		
At 1 January	**2,046**	2,384
Net defined benefit pension credit (charge)	**53**	(53)
Actuarial (losses) gains on defined benefit obligation	**(681)**	10,027
Return on plan assets	**(272)**	(11,919)
Employer contributions	**944**	1,605
Exchange and other adjustments	**(1)**	2
At 31 December	**2,089**	2,046

	2023 £m	2022 £m
Movements in the defined benefit obligation		
At 1 January	**(18,485)**	(29,222)
Current service cost	**(41)**	(82)
Interest expense	**(889)**	(560)
Remeasurements:		
Actuarial gains – demographic assumptions	**86**	178
Actuarial losses – experience	**(560)**	(635)
Actuarial (losses) gains – financial assumptions	**(207)**	10,484
Benefits paid	**1,058**	1,369
Past service cost	**(1)**	(2)
Exchange and other adjustments	**6**	(15)
At 31 December	**(19,033)**	(18,485)

	2023 £m	2022 £m
Analysis of the defined benefit obligation		
Active members	**(1,563)**	(1,730)
Deferred members	**(4,981)**	(5,184)
Dependants	**(1,116)**	(953)
Pensioners	**(11,373)**	(10,618)
At 31 December	**(19,033)**	(18,485)

	2023 £m	2022 £m
Changes in the fair value of scheme assets		
At 1 January	**20,531**	31,606
Return on plan assets excluding amounts included in interest income	**(272)**	(11,919)
Interest income	**1,006**	612
Employer contributions	**944**	1,605
Benefits paid	**(1,058)**	(1,369)
Administrative costs paid	**(22)**	(21)
Exchange and other adjustments	**(7)**	17
At 31 December	**21,122**	20,531

Note 3: Retirement benefit obligations continued
(iii) Composition of scheme assets

	2023			2022		
	Quoted £m	**Unquoted £m**	**Total £m**	Quoted £m	Unquoted £m	Total £m
Debt instruments[1]:						
Fixed interest government bonds	**3,283**	**–**	**3,283**	1,527	–	1,527
Index-linked government bonds	**8,775**	**–**	**8,775**	8,527	–	8,527
Corporate and other debt securities	**4,531**	**–**	**4,531**	2,400	–	2,400
	16,589	**–**	**16,589**	12,454	–	12,454
Pooled investment vehicles	**292**	**5,591**	**5,883**	267	12,888	13,155
Equity instruments	**19**	**41**	**60**	4	31	35
Money market instruments, cash, derivatives and other assets and liabilities	**19**	**(1,429)**	**(1,410)**	325	(5,438)	(5,113)
At 31 December	**16,919**	**4,203**	**21,122**	13,050	7,481	20,531

1   Of the total debt instruments £15,127 million (2022: £11,077 million) were investment grade (credit ratings equal to or better than 'BBB').

The assets of all of the funded plans are held independently of the Bank's assets in separate trustee-administered funds.

The pension schemes' pooled investment vehicles comprise:

	2023 £m	2022 £m
Alternative credit funds	**1,233**	1,433
Bond and debt funds	**314**	296
Equity funds	**1,194**	1,022
Hedge and mutual funds	**529**	161
Infrastructure funds	**460**	471
Liquidity funds	**1,228**	8,564
Property funds	**925**	1,208
At 31 December	**5,883**	13,155

The Trustee's approach to investment is focused on acting in the members' best financial interests, with the integration of ESG (environmental, social and governance) considerations into investment management processes and practices. This policy is reviewed annually (or more frequently as required) and has been shared with the schemes' investment managers for implementation.

Climate change is one of the risks the schemes manage given its potential financial impact on valuation of assets.

(iv) Assumptions
Note 11 to the consolidated financial statements includes details of the assumptions used in the valuations of the Group's and the Bank's defined benefit pension schemes, including information on anticipated life expectancy.

(v) Amount, timing and uncertainty of future cash flows
Risk exposure of the defined benefit schemes
Note 11 to the consolidated financial statements includes details of the significant risks faced by the Group and the Bank in relation to their defined benefit schemes.

Note 3: Retirement benefit obligations continued

Sensitivity analysis

The effect of reasonably possible changes in key assumptions on the value of scheme liabilities and the resulting pension charge in the Bank's income statement and on the net defined benefit pension scheme asset, for the Bank's two most significant schemes, is set out below. The sensitivities provided assume that all other assumptions and the value of the schemes' assets remain unchanged, and are not intended to represent changes that are at the extremes of possibility. The calculations are approximate in nature and full detailed calculations could lead to a different result. It is unlikely that isolated changes to individual assumptions will be experienced in practice. Due to the correlation of assumptions, aggregating the effects of these isolated changes may not be a reasonable estimate of the actual effect of simultaneous changes in multiple assumptions.

| | Effect of reasonably possible alternative assumptions | | | |
| | Increase (decrease) in the income statement charge | | (Increase) decrease in the net defined benefit pension scheme surplus | |
	2023 £m	2022 £m	2023 £m	2022 £m
Inflation (including pension increases)[1]:				
Increase of 0.1 per cent	7	9	148	167
Decrease of 0.1 per cent	(8)	(8)	(155)	(159)
Discount rate[2]:				
Increase of 0.1 per cent	(13)	(15)	(221)	(239)
Decrease of 0.1 per cent	13	15	226	243
Expected life expectancy of members:				
Increase of one year	30	26	620	505
Decrease of one year	(31)	(26)	(634)	(517)

1   At 31 December 2023, the assumed rate of RPI inflation is 2.96 per cent and CPI inflation 2.47 per cent (2022: RPI 3.13 per cent and CPI 2.69 per cent).
2   At 31 December 2023, the assumed discount rate is 4.70 per cent (2022: 4.93 per cent).

Sensitivity analysis method and assumptions

The sensitivity analysis above reflects the impact on the liabilities of the Bank's two most significant schemes which account for over 98 per cent of the Bank's defined benefit obligations. While differences in the underlying liability profiles for the remainder of the Bank's pension arrangements mean that they may exhibit slightly different sensitivities to variations in these assumptions, the sensitivities provided above are indicative of the impact across the Bank as a whole.

The inflation assumption sensitivity applies to the assumed rate of increase in both the Consumer Price Index (CPI) and the Retail Price Index (RPI), and includes the impact on the rate of increases to pensions, both before and after retirement. These pension increases are linked to inflation (either CPI or RPI) subject to certain minimum and maximum limits.

The sensitivity analysis (including the inflation sensitivity) does not include the impact of any change in the rate of salary increases as pensionable salaries have been frozen since 2 April 2014.

The life expectancy assumption has been applied by allowing for an increase/decrease in life expectation from age 60 of one year, based upon the approximate weighted average age for each scheme. While this is an approximate approach and will not give the same result as a one year increase in life expectancy at every age, it provides an appropriate indication of the potential impact on the schemes from changes in life expectancy.

There was no change in the methods and assumptions used in preparing the sensitivity analysis from the prior year.

Asset-liability matching strategies

Note 11 to the consolidated financial statements includes a discussion of the measures taken by the Group and the Bank to match scheme assets and liabilities.

Notes to the Bank financial statements continued
for the year ended 31 December

Note 3: Retirement benefit obligations continued
Maturity profile of defined benefit obligation
The following table provides information on the weighted average duration of the defined benefit pension obligation and the distribution and timing of benefit payments:

	2023 Years	2022 Years
Duration of the defined benefit obligation	12	14

Maturity analysis of benefits expected to be paid:

	2023 £m	2022 £m
Within 12 months	1,194	994
Between 1 and 2 years	1,045	1,021
Between 2 and 5 years	3,325	3,217
Between 5 and 10 years	6,048	5,985
Between 10 and 15 years	5,755	5,923
Between 15 and 25 years	10,181	10,706
Between 25 and 35 years	6,984	7,273
Between 35 and 45 years	3,044	3,053
In more than 45 years	554	606

Maturity analysis method and assumptions
The projected benefit payments are based on the assumptions underlying the assessment of the obligations, including allowance for expected future inflation. They are shown in their undiscounted form and therefore appear large relative to the discounted assessment of the defined benefit obligations recognised in the Bank's balance sheet. They are in respect of benefits that have been accrued prior to the respective year-end date only and make no allowance for any benefits that may have been accrued subsequently.

Defined contribution schemes
The Bank operates a number of defined contribution pension schemes in the UK and overseas, principally Your Tomorrow and the defined contribution sections of the Lloyds Bank Pension Scheme No. 1.

Other retirement benefit schemes
The Bank operates a number of schemes which provide post-retirement healthcare benefits to certain employees, retired employees and their dependants. Under the principal scheme the Bank has undertaken to meet the cost of post-retirement healthcare for all eligible former employees (and their dependants) who retired prior to 1 January 1996. The Bank has entered into an insurance contract to provide these benefits and a provision has been made for the estimated cost of future insurance premiums payable.

For the principal post-retirement healthcare scheme, the latest actuarial valuation of the liability was carried out at 31 December 2023 by qualified independent actuaries. The principal assumptions used were as set out in note 11 to the consolidated financial statements.

Movements in the other retirement benefits obligation:

	2023 £m	2022 £m
At 1 January	(21)	(65)
Actuarial (losses) gains	(6)	44
Insurance premiums paid	2	2
Charge for the year	–	(1)
Exchange and other adjustments	–	(1)
At 31 December	**(25)**	(21)

Note 4: Tax

Deferred tax

The Bank's deferred tax assets and liabilities are as follows:

Statutory position	2023 £m	2022 £m	Tax disclosure	2023 £m	2022 £m
Deferred tax assets	**3,001**	3,556	Deferred tax assets	**3,707**	4,381
Deferred tax liabilities	**–**	–	Deferred tax liabilities	**(706)**	(825)
Net deferred tax asset at 31 December	**3,001**	3,556	**Net deferred tax asset at 31 December**	**3,001**	3,556

The statutory position reflects the deferred tax assets and liabilities as disclosed in the Bank balance sheet and takes into account the ability of the Bank to net assets and liabilities where there is a legally enforceable right of offset. The tax disclosure of deferred tax assets and liabilities ties to the amounts outlined in the tables below which splits the deferred tax assets and liabilities by type, before such netting.

Movements in deferred tax assets and liabilities (before taking into consideration the offsetting of balances within the same taxing jurisdiction) can be summarised as follows:

Deferred tax assets	Tax losses £m	Property, plant and equipment £m	Provisions £m	Share-based payments £m	Pension liabilities £m	Derivatives £m	Asset revaluations £m	Other temporary differences £m	Total £m
At 1 January 2022	3,190	406	210	10	36	–	–	9	3,861
Credit (charge) to the income statement	(29)	(74)	106	(3)	(16)	(316)	2	16	(314)
Credit (charge) to other comprehensive income	–	–	(155)	–	–	989	–	–	834
At 31 December 2022	3,161	332	161	7	20	673	2	25	4,381
Credit (charge) to the income statement	**(271)**	**(130)**	**(27)**	**14**	**–**	**–**	**–**	**(14)**	**(428)**
Credit (charge) to other comprehensive income	**–**	**–**	**–**	**–**	**–**	**(292)**	**46**		**(246)**
At 31 December 2023	**2,890**	**202**	**134**	**21**	**20**	**381**	**48**	**11**	**3,707**

Deferred tax liabilities	Capitalised software enhancements £m	Pension assets £m	Derivatives £m	Asset revaluations[1] £m	Other temporary differences £m	Total £m
At 1 January 2022	(256)	(799)	(316)	(52)	(4)	(1,427)
(Charge) credit to the income statement	110	19	316	(1)	(94)	350
Credit to other comprehensive income	–	199	–	53	–	252
At 31 December 2022	(146)	(581)	–	–	(98)	(825)
(Charge) credit to the income statement	**64**	**(2)**	**–**	**–**	**1**	**63**
(Charge) credit to other comprehensive income	**–**	**(10)**	**–**	**–**	**66**	**56**
At 31 December 2023	**(82)**	**(593)**	**–**	**–**	**(31)**	**(706)**

1 Financial assets at fair value through other comprehensive income.

At 31 December 2023 the Bank carried net deferred tax assets of £3,001 million (2022: £3,556 million) principally relating to tax losses carried forward.

Estimation of income taxes includes the assessment of recoverability of deferred tax assets. Deferred tax assets are only recognised to the extent that they are considered more likely than not to be recoverable based on existing tax laws and forecasts of future taxable profits against which the underlying tax deductions can be utilised. The Bank has recognised a deferred tax asset of £2,890 million (2022: £3,161 million) in respect of trading losses carried forward, and they will be utilised as taxable profits arise in future periods.

Deferred tax not recognised

Deferred tax assets of £118 million (2022: £118 million) have not been recognised in respect of £467 million of UK tax losses and other temporary differences which can only be used to offset future capital gains. UK capital losses can be carried forward indefinitely.

No deferred tax has been recognised in respect of foreign trade losses where it is not more likely than not that we will be able to utilise them in future periods. Of the asset not recognised, £16 million (2022: £16 million) relates to losses that will expire if not used within 20 years, and £5 million (2022: £5 million) relates to losses with no expiry date.

As a result of parent company exemptions on dividends from subsidiaries and on capital gains on disposal there are no significant taxable temporary differences associated with investments in subsidiaries, branches, associates and joint arrangements.

Notes to the Bank financial statements continued

Note 5: Measurement basis of financial assets and liabilities

The accounting policies in note 2 to the consolidated financial statements describe how different classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following table analyses the carrying amounts of the financial assets and liabilities by category and by balance sheet heading.

| At 31 December 2023 | Derivatives designated as hedging instruments £m | Mandatorily held at fair value through profit or loss | | Designated at fair value through profit or loss £m | At fair value through other comprehensive income £m | Held at amortised cost £m | Total £m |
		Held for trading £m	Other £m				
Financial assets							
Cash and balances at central banks	–	–	–	–	–	52,268	52,268
Financial assets at fair value through profit or loss	–	–	6,255	–	–	–	6,255
Derivative financial instruments	72	6,977	–	–	–	–	7,049
Loans and advances to banks	–	–	–	–	–	8,512	8,512
Loans and advances to customers	–	–	–	–	–	106,497	106,497
Reverse repurchase agreements	–	–	–	–	–	32,751	32,751
Debt securities	–	–	–	–	–	10,144	10,144
Due from fellow Lloyds Banking Group undertakings	–	–	–	–	–	124,627	124,627
Financial assets at amortised cost	–	–	–	–	–	282,531	282,531
Financial assets at fair value through other comprehensive income	–	–	–	–	27,156	–	27,156
Other	–	–	–	–	–	189	189
Total financial assets	**72**	**6,977**	**6,255**	**–**	**27,156**	**334,988**	**375,448**
Financial liabilities							
Deposits from banks	–	–	–	–	–	3,380	3,380
Customer deposits	–	–	–	–	–	266,907	266,907
Repurchase agreements	–	–	–	–	–	7,305	7,305
Due to fellow Lloyds Banking Group undertakings	–	–	–	–	–	20,400	20,400
Financial liabilities at fair value through profit or loss	–	–	–	10,474	–	–	10,474
Derivative financial instruments	420	7,194	–	–	–	–	7,614
Debt securities in issue at amortised cost	–	–	–	–	–	41,365	41,365
Other	–	–	–	–	–	929	929
Subordinated liabilities	–	–	–	–	–	6,421	6,421
Total financial liabilities	**420**	**7,194**	**–**	**10,474**	**–**	**346,707**	**364,795**

Notes to the Bank financial statements continued
for the year ended 31 December

Note 5: Measurement basis of financial assets and liabilities continued

At 31 December 2022	Derivatives designated as hedging instruments £m	Mandatorily held at fair value through profit or loss		Designated at fair value through profit or loss £m	At fair value through other comprehensive income £m	Held at amortised cost £m	Total £m
		Held for trading £m	Other £m				
Financial assets							
Cash and balances at central banks	–	–	–	–	–	66,783	66,783
Financial assets at fair value through profit or loss	–	–	4,994	–	–	–	4,994
Derivative financial instruments	6	7,787	–	–	–	–	7,793
Loans and advances to banks	–	–	–	–	–	7,984	7,984
Loans and advances to customers	–	–	–	–	–	113,948	113,948
Reverse repurchase agreements	–	–	–	–	–	39,259	39,259
Debt securities	–	–	–	–	–	6,471	6,471
Due from fellow Lloyds Banking Group undertakings	–	–	–	–	–	119,282	119,282
Financial assets at amortised cost	–	–	–	–	–	286,944	286,944
Financial assets at fair value through other comprehensive income	–	–	–	–	22,675	–	22,675
Other	–	–	–	–	–	182	182
Total financial assets	6	7,787	4,994	–	22,675	353,909	389,371
Financial liabilities							
Deposits from banks	–	–	–	–	–	4,465	4,465
Customer deposits	–	–	–	–	–	269,473	269,473
Repurchase agreements	–	–	–	–	–	18,380	18,380
Due to fellow Lloyds Banking Group undertakings	–	–	–	–	–	20,342	20,342
Financial liabilities at fair value through profit or loss	–	–	–	9,244	–	–	9,244
Derivative financial instruments	498	9,849	–	–	–	–	10,347
Debt securities in issue at amortised cost	–	–	–	–	–	39,819	39,819
Other	–	–	–	–	–	944	944
Subordinated liabilities	–	–	–	–	–	5,920	5,920
Total financial liabilities	498	9,849	–	9,244	–	359,343	378,934

Notes to the Bank financial statements continued

for the year ended 31 December

Note 6: Fair values of financial assets and liabilities

At 31 December 2023, the carrying value of the Bank's financial instrument assets held at fair value was £40,460 million (2022: £35,462 million), and its financial instrument liabilities held at fair value was £18,088 million (2022: £19,591 million).

(1) Fair value measurement

Note 16 to the consolidated financial statements outlines the valuation hierarchy into which financial instruments of the Group and the Bank measured at fair value are categorised and discusses valuation methodologies.

(2) Financial assets and liabilities carried at fair value
(A) Financial assets (excluding derivatives)

Valuation hierarchy

At 31 December 2023, the Bank's financial assets (excluding derivatives) carried at fair value totalled £33,411 million (2022: £27,669 million). The table below analyses these financial assets by balance sheet classification, asset type and valuation methodology (level 1, 2 or 3, as described on **page 113**). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2023				
Financial assets at fair value through profit or loss				
Loans and advances to customers	–	801	–	801
Corporate and other debt securities	–	5,450	–	5,450
Equity shares	–	–	4	4
Total financial assets at fair value through profit or loss	–	6,251	4	6,255
Financial assets at fair value through other comprehensive income				
Debt securities:				
Government securities	13,949	48	–	13,997
Asset-backed securities	–	118	–	118
Corporate and other debt securities	951	12,090	–	13,041
	14,900	12,256	–	27,156
Total financial assets at fair value through other comprehensive income	14,900	12,256	–	27,156
Total financial assets (excluding derivatives) at fair value	14,900	18,507	4	33,411
At 31 December 2022				
Financial assets at fair value through profit or loss				
Loans and advances to customers	–	798	–	798
Corporate and other debt securities	–	4,192	–	4,192
Equity shares	–	–	4	4
Total financial assets at fair value through profit or loss	–	4,990	4	4,994
Financial assets at fair value through other comprehensive income				
Debt securities:				
Government securities	10,720	357	–	11,077
Asset-backed securities	–	87	–	87
Corporate and other debt securities	531	10,980	–	11,511
	11,251	11,424	–	22,675
Total financial assets at fair value through other comprehensive income	11,251	11,424	–	22,675
Total financial assets (excluding derivatives) at fair value	11,251	16,414	4	27,669

Movements in level 3 portfolio

The table below analyses movements in level 3 financial assets (excluding derivatives) at fair value, recurring basis.

	2023		2022	
	Financial assets at fair value through profit or loss £m	Total level 3 financial assets (excluding derivatives) at fair value, recurring basis £m	Financial assets at fair value through profit or loss £m	Total level 3 financial assets (excluding derivatives) at fair value, recurring basis £m
At 1 January	4	4	37	37
Sales/repayments of customer loans	–	–	(33)	(33)
At 31 December	4	4	4	4

Note 6: Fair values of financial assets and liabilities continued

(B) Financial liabilities (excluding derivatives)

Valuation hierarchy

At 31 December 2023, the Bank's financial liabilities (excluding derivatives) carried at fair value, comprised its financial liabilities at fair value through profit or loss and totalled £10,474 million (2022: £9,244 million). The table below analyses these financial liabilities by balance sheet classification and valuation methodology (level 1, 2 or 3, as described on **page 113**). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

	2023				2022			
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Debt securities in issue designated at fair value through profit or loss	–	10,474	–	10,474	–	9,244	–	9,244

The amount contractually payable on maturity of the debt securities held at fair value through profit or loss at 31 December 2023 was £10,398 million, which was £76 million lower than the balance sheet carrying value (2022: £11,158 million, which was £1,914 million higher than the balance sheet carrying value). At 31 December 2023 there was a cumulative £90 million decrease in the fair value of these liabilities attributable to changes in credit spread risk; this is determined by reference to the quoted credit spreads of Lloyds Bank plc, the issuing entity within the Group. Of the cumulative amount, an increase of £234 million arose in 2023 and a decrease of £519 million arose in 2022.

(C) Derivatives

Valuation hierarchy

All of the Bank's derivative assets and liabilities are carried at fair value. At 31 December 2023, such assets totalled £7,049 million (2022: £7,793 million) and liabilities totalled £7,614 million (2022: £10,347 million). The table below analyses these derivative balances by valuation methodology (level 1, 2 or 3, as described on **page 113**). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and level 2 during the year.

	2023				2022			
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Derivative assets	–	7,049	–	7,049	–	7,793	–	7,793
Derivative liabilities	–	(7,603)	(11)	(7,614)	–	(10,334)	(13)	(10,347)

Movements in level 3 portfolio

The table below analyses movements in level 3 derivative assets and liabilities carried at fair value.

	2023		2022	
	Derivative assets £m	Derivative liabilities £m	Derivative assets £m	Derivative liabilities £m
At 1 January	–	(13)	16	(31)
Gains recognised in the income statement within other income	–	–	1	26
Purchases (additions)	–	–	–	(9)
(Sales) redemptions	–	2	–	–
Transfers out of the level 3 portfolio	–	–	(17)	1
At 31 December	–	(11)	–	(13)
Gains recognised in the income statement, within other income, relating to the change in fair value of those assets or liabilities held at 31 December	–	–	–	25

Notes to the Bank financial statements continued

for the year ended 31 December

Note 6: Fair values of financial assets and liabilities continued

(3) Financial assets and liabilities carried at amortised cost

(A) Financial assets

Valuation hierarchy

The table below analyses the fair values of those financial assets of the Bank which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on **page 113**). Financial assets carried at amortised cost are mainly classified as level 3 due to significant unobservable inputs used in the valuation models. Where inputs are observable, debt securities are classified as level 1 or 2.

	Carrying value £m	Fair value £m	Valuation hierarchy		
			Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2023					
Loans and advances to banks	**8,512**	**8,512**	**–**	**–**	**8,512**
Loans and advances to customers	**106,497**	**104,381**	**–**	**–**	**104,381**
Reverse repurchase agreements	**32,751**	**32,751**	**–**	**32,751**	**–**
Debt securities	**10,144**	**10,012**	**–**	**7,692**	**2,320**
Due from fellow Lloyds Banking Group undertakings	**124,627**	**124,627**	**–**	**–**	**124,627**
Financial assets at amortised cost	**282,531**	**280,283**	**–**	**40,443**	**239,840**
At 31 December 2022					
Loans and advances to banks	7,984	7,984	–	–	7,984
Loans and advances to customers	113,948	112,542	–	–	112,542
Reverse repurchase agreements	39,259	39,259	–	39,259	–
Debt securities	6,471	6,479	167	6,312	–
Due from fellow Lloyds Banking Group undertakings	119,282	119,282	–	–	119,282
Financial assets at amortised cost	286,944	285,546	167	45,571	239,808

(B) Financial liabilities

Valuation hierarchy

The table below analyses the fair values of those financial liabilities of the Bank which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on **page 113**).

	Carrying value £m	Fair value £m	Valuation hierarchy		
			Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2023					
Deposits from banks	**3,380**	**3,380**	**–**	**3,380**	**–**
Customer deposits	**266,907**	**267,176**	**–**	**267,176**	**–**
Repurchase agreements	**7,305**	**7,305**	**–**	**7,305**	**–**
Due to fellow Lloyds Banking Group undertakings	**20,400**	**20,400**	**–**	**20,400**	**–**
Debt securities in issue at amortised cost	**41,365**	**41,069**	**–**	**41,069**	**–**
Subordinated liabilities	**6,421**	**6,529**	**–**	**6,529**	**–**
At 31 December 2022					
Deposits from banks	4,465	4,465	–	4,465	–
Customer deposits	269,473	269,316	–	269,316	–
Repurchase agreements	18,380	18,380	–	18,380	–
Due to fellow Lloyds Banking Group undertakings	20,342	20,342	–	20,342	–
Debt securities in issue at amortised cost	39,819	39,594	–	39,594	–
Subordinated liabilities	5,920	5,974	–	5,974	–

(4) Reclassifications of financial assets

There have been no reclassifications of financial assets in 2022 or 2023.

Notes to the Bank financial statements continued
for the year ended 31 December

Note 7: Derivative financial instruments

Note 17 to the consolidated financial statements includes a discussion of the types of derivatives held by the Group and the Bank and the strategies for doing so.

The fair values and notional amounts of derivative instruments are set out in the following table:

	2023			2022		
	Contract/ notional amount £m	Fair value		Contract/ notional amount £m	Fair value	
		Assets £m	Liabilities £m		Assets £m	Liabilities £m
Trading and other						
Exchange rate contracts	100,473	1,032	723	118,237	1,852	2,080
Interest rate contracts	1,361,789	5,939	6,407	1,455,752	5,876	7,742
Credit derivatives	3,106	6	64	3,323	58	27
Equity and other contracts	–	–	–	1	1	–
Total derivative assets/liabilities – trading and other	**1,465,368**	**6,977**	**7,194**	1,577,313	7,787	9,849
Hedging						
Derivatives designated as fair value hedges	55,395	72	413	50,460	1	497
Derivatives designated as cash flow hedges	98,166	–	7	47,706	5	1
Total derivative assets/liabilities – hedging	**153,561**	**72**	**420**	98,166	6	498
Total recognised derivative assets/liabilities	**1,618,929**	**7,049**	**7,614**	1,675,479	7,793	10,347

Note 7: Derivative financial instruments continued

Details of the Bank's hedging instruments are set out below:

	Maturity					
At 31 December 2023	**Up to 1 month £m**	**1 to 3 months £m**	**3 to 12 months £m**	**1 to 5 years £m**	**Over 5 years £m**	**Total £m**
Fair value hedges						
Interest rate						
Cross currency swap						
Notional	**–**	**–**	**–**	**–**	**35**	**35**
Average fixed interest rate	**–**	**–**	**–**	**–**	**1.28%**	
Average EUR/GBP exchange rate	**–**	**–**	**–**	**–**	**1.38**	
Interest rate swap						
Notional	**133**	**1,200**	**3,554**	**26,405**	**24,068**	**55,360**
Average fixed interest rate	**1.55%**	**0.40%**	**1.88%**	**1.96%**	**1.75%**	
Cash flow hedges						
Foreign exchange						
Currency swap						
Notional	**5**	**20**	**227**	**6**	**–**	**258**
Average USD/GBP exchange rate	**1.25**	**1.27**	**1.24**	**1.20**	**–**	
Interest rate						
Interest rate swap						
Notional	**1,000**	**33**	**4,208**	**47,132**	**45,535**	**97,908**
Average fixed interest rate	**0.92%**	**4.66%**	**1.49%**	**2.58%**	**2.27%**	

	Maturity					
At 31 December 2022	Up to 1 month £m	1 to 3 months £m	3 to 12 months £m	1 to 5 years £m	Over 5 years £m	Total £m
Fair value hedges						
Interest rate						
Cross currency swap						
Notional	–	–	–	–	35	35
Average fixed interest rate	–	–	–	–	1.28%	
Average EUR/GBP exchange rate	–	–	–	–	1.38	
Interest rate swap						
Notional	796	486	4,314	23,553	21,276	50,425
Average fixed interest rate	3.20%	2.15%	0.66%	1.90%	1.43%	
Cash flow hedges						
Foreign exchange						
Currency swap						
Notional	–	21	52	12	–	85
Average USD/GBP exchange rate	1.22	1.23	1.28	1.27	–	
Interest rate						
Interest rate swap						
Notional	15	9,549	91	17,008	20,958	47,621
Average fixed interest rate	3.29%	1.62%	3.74%	1.39%	1.09%	

Note 7: Derivative financial instruments continued

The carrying amounts of the Bank's hedging instruments are as follows:

At 31 December 2023	Carrying amount of the hedging instrument			
	Contract/ notional amount £m	Assets £m	Liabilities £m	Changes in fair value used for calculating hedge ineffectiveness £m
Fair value hedges				
Interest rate				
Currency swaps	35	3	–	2
Interest rate swaps	55,360	69	413	(414)
Cash flow hedges				
Foreign exchange				
Currency swaps	258	–	7	(4)
Interest rate				
Interest rate swaps	97,908	–	–	1,284

At 31 December 2022	Carrying amount of the hedging instrument			
	Contract/ notional amount £m	Assets £m	Liabilities £m	Changes in fair value used for calculating hedge ineffectiveness £m
Fair value hedges				
Interest rate				
Currency swaps	35	1	–	(2)
Interest rate swaps	50,425	–	497	(76)
Cash flow hedges				
Foreign exchange				
Currency swaps	85	5	1	26
Interest rate				
Interest rate swaps	47,621	–	–	(2,688)

All amounts are held within derivative financial instruments.

Note 7: Derivative financial instruments continued

The Bank's hedged items are as follows:

At 31 December 2023	Carrying amount of the hedged item		Accumulated amount of fair value adjustment on the hedged item		Change in fair value of hedged item for ineffectiveness assessment	Cash flow hedging reserve	
	Assets £m	Liabilities £m	Assets £m	Liabilities £m	£m	Continuing hedges £m	Discontinued hedges £m
Fair value hedges							
Interest rate							
Fixed rate issuance[1]	–	24,449	–	1,599	(551)		
Fixed rate bonds[2]	24,146	–	(331)	–	962		
Cash flow hedges							
Foreign exchange							
Foreign currency issuance[1]					4	(11)	17
Interest rate							
Customer loans[3]					(1,247)	238	(586)
Central bank balances[4]					(390)	(5)	(856)
Customer deposits[5]					434	(300)	141

At 31 December 2022	Carrying amount of the hedged item		Accumulated amount of fair value adjustment on the hedged item		Change in fair value of hedged item for ineffectiveness assessment	Cash flow hedging reserve	
	Assets £m	Liabilities £m	Assets £m	Liabilities £m	£m	Continuing hedges £m	Discontinued hedges £m
Fair value hedges							
Interest rate							
Fixed rate issuance[1]	–	22,971	–	2,353	2,359		
Fixed rate bonds[2]	19,259	–	(1,549)	–	(2,326)		
Cash flow hedges							
Foreign exchange							
Foreign currency issuance[1]					(26)	(1)	15
Interest rate							
Customer loans[3]					1,490	(868)	(246)
Central bank balances[4]					1,347	(436)	(904)
Customer deposits[5]					(54)	59	(24)

1   Included within debt securities in issue at amortised cost.
2   Included within financial assets at amortised cost and financial assets at fair value through other comprehensive income.
3   Included within loans and advances to customers.
4   Included within cash and balances at central banks.
5   Included within customer deposits.

The accumulated amount of fair value hedge adjustments remaining in the balance sheet for hedged items that have ceased to be adjusted for hedging gains and losses is an asset of £28 million (2022: asset of £69 million) relating to fixed rate issuances.

Notes to the Bank financial statements continued

for the year ended 31 December

Note 7: Derivative financial instruments continued

Gains and losses arising from hedge accounting are summarised as follows:

At 31 December 2023	Gain (loss) recognised in other comprehensive income £m	Hedge ineffectiveness recognised in the income statement[1] £m	Amounts reclassified from reserves to income statement as:		
			Hedged cash flows will no longer occur £m	Hedged item affected income statement £m	Income statement line item that includes reclassified amount
Fair value hedges					
Interest rate					
Fixed rate issuance		**(15)**			
Fixed rate bonds		**14**			
Cash flow hedges					
Foreign exchange					
Foreign currency issuance	**(5)**	**–**	**–**	**(1)**	**Interest expense**
Interest rate					
Customer loans	**700**	**23**	**–**	**65**	**Interest income**
Central bank balances	**319**	**11**	**–**	**159**	**Interest income**
Customer deposits	**(224)**	**(7)**	**–**	**30**	**Interest expense**

At 31 December 2022	Gain (loss) recognised in other comprehensive income £m	Hedge ineffectiveness recognised in the income statement[1] £m	Amounts reclassified from reserves to income statement as:		
			Hedged cash flows will no longer occur £m	Hedged item affected income statement £m	Income statement line item that includes reclassified amount
Fair value hedges					
Interest rate					
Fixed rate issuance		(31)			
Fixed rate bonds		(14)			
Cash flow hedges					
Foreign exchange					
Foreign currency issuance	26	–	–	1	Interest expense
Interest rate					
Customer loans	(1,848)	(36)	–	(162)	Interest income
Central bank balances	(1,354)	–	–	(196)	Interest income
Customer deposits	87	4	–	5	Interest expense

1   Hedge ineffectiveness is included in the income statement within net trading income.

In 2023 and 2022 there were no gains or losses reclassified from the cash flow hedging reserve for which hedge accounting had previously been used but for which the hedged future cash flows are no longer expected to occur.

At 31 December 2023 £5,987 million of total recognised derivative assets of and £9,940 million of total recognised derivative liabilities of (2022: £6,933 million of assets and £8,926 million of liabilities) had a contractual residual maturity of greater than one year.

Note 8: Loans and advances to customers

	Gross carrying amount				Allowance for expected credit losses			
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 1 January 2023	94,852	17,516	2,952	115,320	293	698	381	1,372
Exchange and other adjustments[1]	(327)	1	(6)	(332)	(5)	–	(11)	(16)
Transfers to Stage 1	4,867	(4,842)	(25)	–	160	(156)	(4)	–
Transfers to Stage 2	(4,794)	4,964	(170)	–	(21)	40	(19)	–
Transfers to Stage 3	(515)	(872)	1,387	–	(6)	(84)	90	–
Impact of transfers between stages	(442)	(750)	1,192	–	(112)	162	94	144
					21	(38)	161	144
Other changes in credit quality					21	(10)	380	391
Additions and repayments	(494)	(2,727)	(677)	(3,898)	32	(44)	(29)	(41)
Charge (credit) to the income statement					74	(92)	512	494
Disposals and derecognition[2]	(2,482)	(345)	(28)	(2,855)	(53)	(42)	(17)	(112)
Advances written off			(465)	(465)			(465)	(465)
Recoveries of advances written off in previous years			22	22			22	22
At 31 December 2023	**91,107**	**13,695**	**2,990**	**107,792**	**309**	**564**	**422**	**1,295**
Allowance for impairment losses	**(309)**	**(564)**	**(422)**	**(1,295)**				
Net carrying amount	**90,798**	**13,131**	**2,568**	**106,497**				
Drawn ECL coverage[3] (%)	*0.3*	*4.1*	*14.1*	*1.2*				

1 Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind and derecognising assets as a result of modifications.
2 Relates to the securitisation of Retail unsecured loans.
3 Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.

	Gross carrying amount				Allowance for expected credit losses			
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 1 January 2022	103,110	12,084	2,698	117,892	358	404	414	1,176
Exchange and other adjustments[1]	476	(4)	(23)	449	–	–	(11)	(11)
Transfers to Stage 1	3,024	(2,998)	(26)	–	81	(76)	(5)	–
Transfers to Stage 2	(9,988)	10,187	(199)	–	(24)	47	(23)	–
Transfers to Stage 3	(645)	(893)	1,538	–	(4)	(52)	56	–
Impact of transfers between stages	(7,609)	6,296	1,313	–	(55)	242	81	268
					(2)	161	109	268
Other changes in credit quality					(120)	56	234	170
Additions and repayments	(1,125)	(860)	(690)	(2,675)	57	77	(19)	115
(Credit) charge to the income statement					(65)	294	324	553
Advances written off			(390)	(390)			(390)	(390)
Recoveries of advances written off in previous years			44	44			44	44
At 31 December 2022	94,852	17,516	2,952	115,320	293	698	381	1,372
Allowance for impairment losses	(293)	(698)	(381)	(1,372)				
Net carrying amount	94,559	16,818	2,571	113,948				
Drawn ECL coverage[2] (%)	*0.3*	*4.0*	*12.9*	*1.2*				

1 Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind and derecognising assets as a result of modifications.
2 Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.

The movement tables are compiled by comparing the position at 31 December to that at the beginning of the year. Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at 31 December, with the exception of those held within purchased or originated credit-impaired, which are not transferable.

Additions and repayments comprise new loans originated and repayments of outstanding balances throughout the reporting period.

The Group's impairment charge comprises impact of transfers between stages, other changes in credit quality and additions and repayments.

Advances written off have first been transferred to Stage 3 and then acquired a full allowance through other changes in credit quality.

Recoveries of advances written off in previous years are shown at the full recovered value, with a corresponding entry in repayments and release of allowance through other changes in credit quality.

At 31 December 2023 £73,466 million (2022: £89,440 million) of loans and advances to customers had a contractual residual maturity of greater than one year.

Note 9: Finance leases receivables

The Bank's finance lease receivables are classified as loans and advances to customers and accounted for at amortised cost. These balances are analysed as follows:

	2023 £m	2022 £m
Not later than 1 year	1,812	2,276
Later than 1 year and not later than 2 years	810	203
Later than 2 years and not later than 3 years	455	446
Later than 3 years and not later than 4 years	170	127
Later than 4 years and not later than 5 years	56	60
Later than 5 years	19	9
Gross investment	3,322	3,121
Unearned future finance income	(251)	(52)
Rentals received in advance	–	(99)
Net investment	3,071	2,970

The net investment represents amounts recoverable as follows:

	2023 £m	2022 £m
Not later than 1 year	1,601	2,162
Later than 1 year and not later than 2 years	786	188
Later than 2 years and not later than 3 years	442	435
Later than 3 years and not later than 4 years	168	121
Later than 4 years and not later than 5 years	55	55
Later than 5 years	19	9
Net investment	3,071	2,970

Equipment leased to customers under finance leases relates to structured financing transactions to fund the purchase of property, plant and equipment, motor vehicles, office equipment and other items. There was an allowance for hire purchase receivables included in the allowance for impairment losses of £29 million (2022: £21 million).

Note 10: Intangible assets

	Capitalised software enhancements £m
Cost:	
At 1 January 2022	5,696
Additions	1,335
Disposals and write-offs	(152)
At 31 December 2022	6,879
Exchange and other adjustments	1
Additions	1,381
Disposals	(223)
At 31 December 2023	**8,038**
Accumulated amortisation:	
At 1 January 2022	2,600
Exchange and other adjustments	(9)
Charge for the year	742
Disposals and write-offs	(152)
At 31 December 2022	3,181
Charge for the year	930
Disposals	(223)
At 31 December 2023	**3,888**
Balance sheet amount at 31 December 2023	**4,150**
Balance sheet amount at 31 December 2022	3,698

Notes to the Bank financial statements continued

for the year ended 31 December

Note 11: Investment in subsidiary undertakings

	2023 £m	2022 £m
At 1 January	31,197	30,588
Additions and capital injections	350	–
Capital contributions	44	1,875
Capital repayments	–	(32)
Disposals	–	(1,234)
At 31 December	**31,591**	31,197

Details of the subsidiaries and related undertakings are given on **pages 202 to 205** and are incorporated by reference.

Certain subsidiary companies currently have insufficient distributable reserves to make dividend payments, however, there were no further significant restrictions on any of the Bank's subsidiaries in paying dividends or repaying loans and advances. All regulated banking subsidiaries are required to maintain capital at levels agreed with the regulators; this may impact those subsidiaries' ability to make distributions.

Note 12: Other assets

	2023 £m	2022[1] £m
Property, plant and equipment:		
Premises	504	466
Equipment	987	1,121
Right-of-use assets (note 13)	603	626
	2,094	2,213
Settlement balances and items in the course of collection from banks	219	234
Prepayments	735	575
Other assets	262	246
Total other assets	**3,310**	3,268

1   See note 1 regarding changes to presentation.

Note 13: Lessee disclosures

The table below sets out the movement in the Bank's right-of-use assets, which are primarily in respect of premises, and are recognised within other assets (note 12).

	2023 £m	2022 £m
At 1 January	626	690
Exchange and other adjustments	7	–
Additions	108	80
Disposals	(11)	(12)
Depreciation charge for the year	(127)	(132)
At 31 December	**603**	626

The Bank's lease liabilities are recognised within other liabilities (note 15). The maturity analysis of the Bank's lease liabilities on an undiscounted basis is set out in the liquidity risk section of note 24. The total cash outflow for leases in the year ended 31 December 2023 was £108 million (2022: £107 million).

Note 14: Debt securities in issue

	2023			2022		
	At fair value through profit or loss £m	At amortised cost £m	Total £m	At fair value through profit or loss £m	At amortised cost £m	Total £m
Senior unsecured notes issued	10,474	16,896	27,370	9,244	16,683	25,927
Covered bonds	–	13,616	13,616	–	13,485	13,485
Certificates of deposit issued	–	3,096	3,096	–	1,607	1,607
Securitisation notes	–	658	658	–	278	278
Commercial paper	–	7,099	7,099	–	7,766	7,766
Total debt securities in issue	**10,474**	**41,365**	**51,839**	9,244	39,819	49,063

At 31 December 2023 £22,859 million (2022: £23,301 million) of debt securities in issue at amortised cost had a contractual residual maturity of greater than one year.

Notes to the Bank financial statements continued
for the year ended 31 December

Note 15: Other liabilities

	2023 £m	2022[1] £m
Settlement balances and items in the course of transmission to banks	**350**	297
Lease liabilities	**681**	706
Other creditors and accruals	**2,286**	2,495
Total other liabilities	**3,317**	3,498

1 See note 1 regarding changes to presentation.

The maturity analysis of the Bank's lease liabilities on an undiscounted basis is set out in the liquidity risk section of note 24.

Note 16: Provisions

	Provisions for financial commitments and guarantees £m	Regulatory and legal provisions £m	Other £m	Total £m
At 1 January 2023	**186**	**140**	**418**	**744**
Exchange and other adjustments	**1**	**–**	**(3)**	**(2)**
Provisions applied	**–**	**(131)**	**(260)**	**(391)**
Charge for the year	**(4)**	**247**	**244**	**487**
At 31 December 2023	**183**	**256**	**399**	**838**

Note 26 to the consolidated financial statements outlines the significant provisions of the Group and the Bank.

Note 17: Subordinated liabilities

	Preferred securities £m	Undated £m	Dated £m	Total £m
At 1 January 2022	1,626	102	6,179	7,907
Issued in the year[1]:				
8.133% Dated Subordinated Fixed Rate Reset notes 2033 (US$1,000 million)	–	–	837	837
Repurchases and redemptions during the year[1]:				
12% Fixed to Floating Rate Perpetual Tier 1 Capital Securities callable 2024 (US$2,000 million)	(1,399)	–	–	(1,399)
13% Sterling Step-up Perpetual Capital Securities callable 2029 (£700 million)	(221)	–	–	(221)
7.625% Dated Subordinated Notes 2025 (£750 million)	–	–	(502)	(502)
	(1,620)	–	(502)	(2,122)
Foreign exchange movements	(6)	–	445	439
Other movements (cash and non-cash)	–	–	(1,141)	(1,141)
At 31 December 2022	–	102	5,818	5,920
Issued in the year[1]:				
5.25% Fixed Rate Reset Dated Subordinated Notes 2033 (S$500 million)	**–**	**–**	**288**	**288**
Fixed-to-Floating Rate Dated Subordinated Notes 2033 (A$750 million)	**–**	**–**	**382**	**382**
	–	**–**	**670**	**670**
Repurchases and redemptions during the year[1]:				
9.625% Subordinated Bonds 2023 (£300 million)	**–**	**–**	**(92)**	**(92)**
8% Undated Subordinated Step-up Notes 2023 (£200 million)	**–**	**–**	**–**	**–**
	–	**–**	**(92)**	**(92)**
Foreign exchange movements	**–**	**–**	**(244)**	**(244)**
Other movements (cash and non-cash)	**–**	**–**	**167**	**167**
At 31 December 2023	**–**	**102**	**6,319**	**6,421**

1 Issuances in the year generated cash inflows of £670 million (2022: £837 million); the repurchases and redemptions resulted in cash outflows of £92 million (2022: £2,156 million).
2 Other movements include hedge accounting movements and cash payments in respect of interest on subordinated liabilities in the year amounting to £285 million (2022: £290 million) offset by the interest expense in respect of subordinated liabilities of £329 million (2022: £300 million).

Certain of the above securities were issued or redeemed under exchange offers, which did not result in an extinguishment of the original financial liability for accounting purposes.

These securities will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination of specific subordinated liabilities is determined in respect of the issuer and any guarantors of that liability. The claims of holders of preference shares and preferred securities are generally junior to those of the holders of undated subordinated liabilities, which in turn are junior to the claims of holders of the dated subordinated liabilities. The Bank has not had any defaults of principal, interest or other breaches with respect to its subordinated liabilities during 2023 (2022: none).

Preference shares
The Bank has in issue one class of preference shares which are classified as liabilities under accounting standards.

Notes to the Bank financial statements continued

for the year ended 31 December

Note 18: Share capital and other equity instruments

Details of the Bank's share capital and other equity instruments are provided in notes 28 and 31 to the consolidated financial statements.

Note 19: Other reserves

	2023 £m	2022 £m	2021 £m
Revaluation reserve in respect of debt securities held at fair value through other comprehensive income	(124)	(4)	105
Revaluation reserve in respect of equity shares held at fair value through other comprehensive income	–	–	–
Cash flow hedging reserve	(981)	(1,732)	720
Foreign currency translation reserve	(1)	2	(1)
At 31 December	**(1,106)**	**(1,734)**	**824**

The revaluation reserves in respect of debt securities and equity shares held at fair value through other comprehensive income represent the cumulative after-tax unrealised change in the fair value of financial assets so classified since initial recognition; or in the case of financial assets obtained on acquisitions of businesses, since the date of acquisition.

The cash flow hedging reserve represents the cumulative after-tax gains and losses on effective cash flow hedging instruments that will be reclassified to the income statement in the periods in which the hedged item affects profit or loss.

The foreign currency translation reserve represents the cumulative after-tax gains and losses on the translation of foreign operations and exchange differences arising on financial instruments designated as hedges of the Bank's net investment in foreign operations.

Movements in other reserves were as follows:

Revaluation reserve in respect of debt securities held at fair value through other comprehensive income	2023 £m	2022 £m	2021 £m
At 1 January	(4)	105	14
Change in fair value	(39)	(50)	139
Deferred tax	11	23	(47)
Current tax	–	–	–
	(28)	(27)	92
Income statement transfers in respect of disposals	(123)	(118)	(2)
Deferred tax	35	30	–
	(88)	(88)	(2)
Impairment recognised in the income statement	(4)	6	1
At 31 December	**(124)**	**(4)**	**105**

Revaluation reserve in respect of equity shares held at fair value through other comprehensive income	2023 £m	2022 £m	2021 £m
At 1 January	–	–	–
Change in fair value	–	–	–
Deferred tax	–	(1)	1
	–	(1)	1
Realised gains and losses transferred to retained profits	–	–	–
Deferred tax	–	1	(1)
	–	1	(1)
At 31 December	**–**	**–**	**–**

Cash flow hedging reserve	2023 £m	2022 £m	2021 £m
At 1 January	(1,732)	720	1,367
Change in fair value of hedging derivatives	790	(3,089)	(438)
Deferred tax	(222)	894	82
	568	(2,195)	(356)
Net income statement transfers	253	(352)	(399)
Deferred tax	(70)	95	108
	183	(257)	(291)
At 31 December	**(981)**	**(1,732)**	**720**

Notes to the Bank financial statements continued

for the year ended 31 December

Note 19: Other reserves continued

Foreign currency translation reserve	2023 £m	2022 £m	2021 £m
At 1 January	2	(1)	1
Currency translation differences arising in the year	(3)	3	(2)
At 31 December	**(1)**	2	(1)

Note 20: Retained profits

	2023 £m	2022 £m	2021 £m
At 1 January	46,305	43,681	42,677
Profit attributable to ordinary shareholders (see below)	4,326	3,276	3,249
Post-retirement defined benefit scheme remeasurements	(692)	(1,232)	556
Gains and losses attributable to own credit risk (net of tax)	(168)	364	(52)
Dividends paid[1]	(4,700)	–	(2,900)
Issue costs of other equity instruments (net of tax)	(5)	–	(1)
Repurchases and redemptions of other equity instruments	–	–	(9)
Capital contributions received	215	221	164
Return of capital contributions	(1)	(4)	(4)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	(1)	1
At 31 December	**45,280**	46,305	43,681

1   Details of the Bank's dividends are as set out in note 32 to the consolidated financial statements.

The profit after tax of the Bank was arrived at as follows:

	2023 £m	2022 £m	2021 £m
Net interest income	10,526	7,605	4,606
Net fee and commission income	914	800	848
Dividends received	122	1,850	1,391
Net trading and other operating income	2,151	1,027	1,956
Other income	**3,187**	3,677	4,195
Total income	**13,713**	11,282	8,801
Operating expenses	(6,947)	(6,430)	(6,273)
Impairment (charge) credit	(437)	(745)	773
Profit before tax	**6,329**	4,107	3,301
Tax (expense) credit	(1,669)	(590)	292
Profit for the year	**4,660**	3,517	3,593
Profit attributable to ordinary shareholders	4,326	3,276	3,249
Profit attributable to other equity holders	334	241	344
Profit for the year	**4,660**	3,517	3,593

Notes to the Bank financial statements continued
for the year ended 31 December

Note 21: Related party transactions

Key management personnel

The key management personnel of the Group and the Bank are the same. The relevant disclosures are given in note 33 to the consolidated financial statements.

Balances and transactions with fellow Lloyds Banking Group undertakings

Balances and transactions between members of the Lloyds Bank Group

The Bank, as a result of its position as parent of a banking group, has a large number of transactions with various of its subsidiary undertakings; these are included on the balance sheet of the Bank as follows:

	2023 £m	2022 £m
Assets, included within:		
Financial assets at fair value through profit or loss	**5,450**	4,192
Derivative financial instruments	**4,442**	4,566
Financial assets at amortised cost: due from fellow Lloyds Banking Group undertakings	**124,177**	118,689
	134,069	127,447
Liabilities, included within:		
Due to fellow Lloyds Banking Group undertakings	**17,693**	17,891
Derivative financial instruments	**3,855**	5,076
Debt securities in issue at amortised cost	**97**	79
	21,645	23,046

Due to the size and volume of transactions passing through these accounts, it is neither practical nor meaningful to disclose information on gross inflows and outflows. During 2023 the Bank earned interest income on the above asset balances of £6,706 million (2022: £3,423 million; 2021: £1,933 million) and incurred interest expense on the above liability balances of £1,695 million (2022: £787 million; 2021: £327 million).

In addition, the Bank raised recharges of £2,089 million (2022: £2,099 million; 2021: £1,609 million) on its subsidiaries in respect of costs incurred and also received fees of £24 million (2022: £22 million; 2021: £70 million), and paid fees of £15 million (2022: £6 million; 2021: £31 million), for various services provided between the Bank and its subsidiaries.

Details of intercompany recharges recognised within other operating income are given in note 8 and details of contingent liabilities and commitments entered into on behalf of fellow Lloyds Banking Group undertakings are given in note 34.

Balances and transactions with Lloyds Banking Group plc and fellow subsidiaries of the Bank

The Bank has balances due to and from the Bank's parent company, Lloyds Banking Group plc and fellow subsidiaries of the Bank. These are included on the balance sheet as follows:

	2023 £m	2022 £m
Assets, included within:		
Derivative financial instruments	**1,136**	1,120
Financial assets at amortised cost: due from fellow Lloyds Banking Group undertakings	**450**	593
	1,586	1,713
Liabilities, included within:		
Due to fellow Lloyds Banking Group undertakings	**2,707**	2,451
Financial liabilities at fair value through profit or loss	**5,242**	4,112
Derivative financial instruments	**890**	1,033
Debt securities in issue at amortised cost	**12,903**	13,380
Subordinated liabilities	**7,035**	6,618
	28,777	27,594

These balances include Lloyds Banking Group plc's banking arrangements and, due to the size and volume of transactions passing through these accounts, it is neither practical nor meaningful to disclose information on gross inflows and outflows. During 2023 the Bank earned £9 million interest income on the above asset balances (2022: £11 million; 2021: £11 million) and the Bank incurred £830 million interest expense on the above liability balances (2022: £570 million; 2021: £468 million).

Other related party transactions

Related party information in respect of other related party transactions is given in note 33 to the consolidated financial statements.

Notes to the Bank financial statements continued
for the year ended 31 December

Note 22: Contingent liabilities, commitments and guarantees
Note 34 to the consolidated financial statements outlines the significant contingent liabilities of the Group and the Bank, other than those arising from the banking business which are detailed below.

Contingent liabilities, commitments and guarantees arising from the banking business
At 31 December 2023 contingent liabilities, such as performance bonds and letters of credit, arising from the banking business were £2,645 million (2022: £2,803 million), of which £nil (2022: £nil) was incurred on behalf of fellow Lloyds Banking Group undertakings. The contingent liabilities of the Bank arise in the normal course of its banking business and it is not practicable to quantify their future financial effect. Total commitments and guarantees were £61,198 million (2022: £60,749 million), of which £3,090 million (2022: £3,141 million) was incurred on behalf of fellow Lloyds Banking Group undertakings. Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £35,575 million (2022: £34,788 million) was irrevocable.

Note 23: Transfers of financial assets
Continuing involvement in financial assets that have been derecognised
The Bank has derecognised financial assets in their entirety following transactions with securitisation vehicles, as detailed in note 35 to the consolidated financial statements. The Bank's continuing involvement largely arises from funding provided to the vehicles through the purchase of issued notes. The majority of these notes are recognised as debt securities held at amortised cost, with the remaining notes held by the Bank recognised at fair value through profit or loss. The carrying amount of these interests and the maximum exposure to loss is included in note 35 to the consolidated financial statements. At 31 December 2023 the fair value of the retained notes was £2,325 million. The income from the Bank's interest in these structures for the year ended 31 December 2023 and cumulatively for the lifetime was £10 million.

Details of transferred financial assets that continue to be recognised in full are as follows.

The Bank enters into repurchase and securities lending transactions in the normal course of business that do not result in derecognition of the financial assets as substantially all of the risks and rewards, including credit, interest rate, prepayment and other price risks are retained by the Bank. In all cases, the transferee has the right to sell or repledge the assets concerned.

The table below sets out the carrying values of the transferred assets and the associated liabilities. For repurchase and securities lending transactions, the associated liabilities represent the Bank's obligation to repurchase the transferred assets. The liabilities shown in the table below have recourse to the transferred assets.

	2023		2022	
	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Repurchase and securities lending transactions				
Debt securities held at amortised cost	1,401	–	1,162	–
Financial assets at fair value through other comprehensive income	10,332	4,761	11,552	6,052
Securitisation programmes				
Financial assets at amortised cost:				
Loans and advances to customers[1]	–	561	3,366	278

1   The carrying value of transferred assets for the Bank includes amounts relating to assets transferred to structured entities which are fully consolidated into the Group. The liabilities associated with such assets are issued by the structured entities.

Note 24: Financial risk management

Market risk
(A) Interest rate risk
Note 38 to the consolidated financial statements outlines the nature of the interest rate risk to which the Group and the Bank are exposed and how this is managed.

At 31 December 2023 the aggregate notional principal of interest rate and other swaps (predominantly interest rate) designated as fair value hedges was £55,360 million (2022: £50,425 million) with a net fair value liability of £344 million (2022: liability of £497 million) (note 7). The losses on the hedging instruments were £412 million (2022: losses of £78 million). The gains on the hedged items attributable to the hedged risk were £411 million (2022: gains of £33 million). The gains and losses relating to the fair value hedges are recorded in net trading income.

The notional principal of the interest rate swaps designated as cash flow hedges at 31 December 2023 was £97,908 million (2022: £47,621 million) with a net fair value liability of £nil (2022: £nil) (note 7). In 2023, ineffectiveness recognised in the income statement that arises from cash flow hedges was a gain of £27 million (2022: loss of £32 million).

Interest rate benchmark reform
Note 38 to the consolidated financial statements outlines the steps that the Group and the Bank are taking to manage the transition to alternative benchmark rates.

(B) Foreign exchange risk
Note 38 to the consolidated financial statements outlines the nature of the foreign exchange risk to which the Group and the Bank are exposed and the steps taken to manage this.

Notes to the Bank financial statements continued

for the year ended 31 December

Note 24: Financial risk management continued

Credit risk

(A) Maximum credit exposure

The maximum credit risk exposure of the Bank in the event of other parties failing to perform their obligations is detailed below. No account is taken of any collateral held and the maximum exposure to loss is considered to be the balance sheet carrying amount or, for non-derivative off-balance sheet transactions and financial guarantees, their contractual nominal amounts.

	2023			2022		
	Maximum exposure £m	Offset[1] £m	Net exposure £m	Maximum exposure £m	Offset[1] £m	Net exposure £m
Financial assets at fair value through profit or loss[2]	6,251	–	6,251	4,990	–	4,990
Derivative financial instruments	7,049	(1,070)	5,979	7,793	(1,657)	6,136
Financial assets at amortised cost, net[3]						
Loans and advances to banks, net[3]	8,512	–	8,512	7,984	–	7,984
Loans and advances to customers, net[3]	106,497	(1,602)	104,895	113,948	(1,577)	112,371
Reverse repurchase agreements, net[3]	32,751	–	32,751	39,259	–	39,259
Debt securities, net[3]	10,144	–	10,144	6,471	–	6,471
	157,904	(1,602)	156,302	167,662	(1,577)	166,085
Financial assets at fair value through other comprehensive income	27,156	–	27,156	22,675	–	22,675
Off-balance sheet items:						
Acceptances and endorsements	191	–	191	58	–	58
Other items serving as direct credit substitutes	285	–	285	779	–	779
Performance bonds, including letters of credit, and other transaction-related contingencies	2,169	–	2,169	1,966	–	1,966
Irrevocable commitments and guarantees	35,575	–	35,575	34,788	–	34,788
	38,220	–	38,220	37,591	–	37,591
	236,580	(2,672)	233,908	240,711	(3,234)	237,477

1 Offset items comprise deposit amounts available for offset and amounts available for offset under master netting arrangements that do not meet the criteria under IAS 32 to enable loans and advances and derivative assets respectively to be presented net of these balances in the financial statements.
2 Excluding equity shares.
3 Amounts shown net of related impairment allowances.

(B) Concentrations of exposure

Note 38 to the consolidated financial statements includes a discussion of how the Group and the Bank manage concentration risk.

	2023 £m	2022 £m
Agriculture, forestry and fishing	2,573	2,698
Construction	3,121	3,333
Energy and water supply	3,402	2,447
Financial, business and other services	19,084	18,977
Lease financing	3,071	2,970
Manufacturing	3,465	2,996
Personal:		
Mortgages[1]	38,108	42,771
Other	7,960	9,652
Postal and telecommunications	2,329	2,166
Property companies	17,224	17,859
Transport, distribution and hotels	7,455	9,451
Total loans and advances to customers before allowance for impairment losses	107,792	115,320
Allowance for impairment losses	(1,295)	(1,372)
Total loans and advances to customers	106,497	113,948

1 Includes both UK and overseas mortgage balances.

The Bank's operations are predominantly UK based and as a result an analysis of credit risk exposures by geographical region is not provided.

(C) Credit quality of assets

Cash and balances at central banks

Significantly all of the Bank's cash and balances at central banks of £52,268 million (2022: £66,783 million) are due from the Bank of England or the Deutsche Bundesbank.

Loans and advances to customers

Note 38 to the consolidated financial statements includes details of the internal credit rating systems used by the Group and the Bank.

Note 24: Financial risk management continued

Gross drawn exposures and expected credit loss allowance	Drawn exposures				Allowance for expected credit losses			
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 31 December 2023								
Retail – UK mortgages								
RMS 1–3	26,381	658	–	27,039	6	2	–	8
RMS 4–6	4,258	3,698	–	7,956	2	18	–	20
RMS 7–9	22	538	–	560	–	5	–	5
RMS 10	–	92	–	92	–	1	–	1
RMS 11–13	–	707	–	707	–	12	–	12
RMS 14	–	–	1,162	1,162	–	–	71	71
	30,661	5,693	1,162	37,516	8	38	71	117
Retail – credit cards								
RMS 1–3	1,312	2	–	1,314	3	–	–	3
RMS 4–6	1,661	341	–	2,002	20	19	–	39
RMS 7–9	328	329	–	657	14	51	–	65
RMS 10	–	64	–	64	–	16	–	16
RMS 11–13	–	90	–	90	–	36	–	36
RMS 14	–	–	68	68	–	–	31	31
	3,301	826	68	4,195	37	122	31	190
Retail – loans and overdrafts								
RMS 1–3	208	–	–	208	–	–	–	–
RMS 4–6	2,512	94	–	2,606	52	12	–	64
RMS 7–9	451	154	–	605	15	18	–	33
RMS 10	17	54	–	71	1	12	–	13
RMS 11–13	4	158	–	162	–	55	–	55
RMS 14	–	–	91	91	–	–	54	54
	3,192	460	91	3,743	68	97	54	219
Retail – UK Motor Finance								
RMS 1–3	457	5	–	462	4	–	–	4
RMS 4–6	1	2	–	3	–	–	–	–
RMS 7–9	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–
RMS 11–13	–	5	–	5	–	2	–	2
RMS 14	–	–	7	7	–	–	4	4
	458	12	7	477	4	2	4	10
Retail – other								
RMS 1–3	–	–	–	–	1	–	–	1
RMS 4–6	472	83	–	555	–	5	–	5
RMS 7–9	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–
RMS 14	–	–	68	68	–	–	23	23
	472	83	68	623	1	5	23	29
Total Retail	38,084	7,074	1,396	46,554	118	264	183	565
Commercial Banking								
CMS 1–5	10,146	–	–	10,146	2	–	–	2
CMS 6–10	15,322	115	–	15,437	21	–	–	21
CMS 11–14	23,999	2,473	–	26,472	117	51	–	168
CMS 15–18	3,122	3,432	–	6,554	51	189	–	240
CMS 19	8	601	–	609	–	60	–	60
CMS 20–23	–	–	1,594	1,594	–	–	239	239
	52,597	6,621	1,594	60,812	191	300	239	730
Other[1]	426	–	–	426	–	–	–	–
Total loans and advances to customers	91,107	13,695	2,990	107,792	309	564	422	1,295

1   Drawn exposures include centralised fair value hedge accounting adjustments.

Note 24: Financial risk management continued

Gross drawn exposures and expected credit loss allowance	Drawn exposures				Allowance for expected credit losses			
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 31 December 2022								
Retail – UK mortgages								
RMS 1–3	33,607	3,474	–	37,081	5	18	–	23
RMS 4–6	964	1,982	–	2,946	1	15	–	16
RMS 7–9	4	484	–	488	–	7	–	7
RMS 10	–	187	–	187	–	4	–	4
RMS 11–13	–	433	–	433	–	16	–	16
RMS 14	–	–	944	944	–	–	69	69
	34,575	6,560	944	42,079	6	60	69	135
Retail – credit cards								
RMS 1–3	1,110	2	–	1,112	2	–	–	2
RMS 4–6	1,500	375	–	1,875	13	19	–	32
RMS 7–9	300	377	–	677	10	53	–	63
RMS 10	–	63	–	63	–	15	–	15
RMS 11–13	–	93	–	93	–	38	–	38
RMS 14	–	–	73	73	–	–	27	27
	2,910	910	73	3,893	25	125	27	177
Retail – loans and overdrafts								
RMS 1–3	322	–	–	322	1	–	–	1
RMS 4–6	3,449	206	–	3,655	51	11	–	62
RMS 7–9	961	312	–	1,273	39	40	–	79
RMS 10	29	102	–	131	3	23	–	26
RMS 11–13	9	218	–	227	2	87	–	89
RMS 14	–	–	133	133	–	–	69	69
	4,770	838	133	5,741	96	161	69	326
Retail – UK Motor Finance								
RMS 1–3	348	4	–	352	2	–	–	2
RMS 4–6	6	3	–	9	–	–	–	–
RMS 7–9	–	2	–	2	–	–	–	–
RMS 10	–	1	–	1	–	–	–	–
RMS 11–13	–	3	–	3	–	1	–	1
RMS 14	–	–	13	13	–	–	7	7
	354	13	13	380	2	1	7	10
Retail – other								
RMS 1–3	229	1	–	230	1	–	–	1
RMS 4–6	328	102	–	430	–	5	–	5
RMS 7–9	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–
RMS 14	–	–	63	63	–	–	26	26
	557	103	63	723	1	5	26	32
Total Retail	43,166	8,424	1,226	52,816	130	352	198	680
Commercial Banking								
CMS 1–5	9,355	14	–	9,369	2	–	–	2
CMS 6–10	14,994	269	–	15,263	19	2	–	21
CMS 11–14	24,143	4,411	–	28,554	107	75	–	182
CMS 15–18	2,587	3,708	–	6,295	35	204	–	239
CMS 19	10	690	–	700	–	65	–	65
CMS 20–23	–	–	1,726	1,726	–	–	183	183
	51,089	9,092	1,726	61,907	163	346	183	692
Other[1]	597	–	–	597	–	–	–	–
Total loans and advances to customers	94,852	17,516	2,952	115,320	293	698	381	1,372

1   Drawn exposures include centralised fair value hedge accounting adjustments.

Notes to the Bank financial statements continued

for the year ended 31 December

Note 24: Financial risk management continued

Loans and advances banks

Significantly all of the Bank's loans and advances to banks are assessed as Stage 1.

Reverse repurchase agreement held at amortised cost

All of the Bank's reverse repurchase agreements held at amortised cost are assessed as Stage 1.

Debt securities held at amortised cost

At 31 December 2023 £10,031 million of the Bank's gross debt securities held at amortised cost were investment grade (credit ratings equal to or better than 'BBB') (2022: £6,476 million), £20 million were sub-investment grade (2022: £nil) and £99 million not rated (2022: £nil).

Financial assets at fair value through other comprehensive income

At 31 December 2023 £27,142 million of the Bank's financial assets at fair value through other comprehensive income were investment grade (credit ratings equal to or better than 'BBB') (2022: £22,634 million), £nil were sub-investment grade (2022: £nil) and £14 million not rated (2022: £41 million).

Derivative assets

An analysis of derivative assets is given in note 7. The Bank reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities.

	2023			2022		
	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Trading and other	1,386	13	1,399	2,000	101	2,101
Hedging	72	–	72	1	5	6
	1,458	13	1,471	2,001	106	2,107
Due from fellow Lloyds Banking Group undertakings			5,578			5,686
Total derivative financial instruments			**7,049**			7,793

1 Credit ratings equal to or better than 'BBB'.
2 Other comprises sub-investment grade (2023: £9 million; 2022: £7 million) and not rated (2023: £4 million; 2022: £99 million).

Financial guarantees and irrevocable loan commitments

Financial guarantees represent undertakings that the Bank will meet a customer's obligation to third parties if the customer fails to do so. Commitments to extend credit represent unused portions of authorisations to extend credit in the form of loans, guarantees or letters of credit. The Bank is theoretically exposed to loss in an amount equal to the total guarantees or unused commitments, however, the likely amount of loss is expected to be significantly less. Most commitments to extend credit are contingent upon customers maintaining specific credit standards.

Note 24: Financial risk management continued

Gross undrawn exposures and expected credit loss allowance	Undrawn exposures				Allowance for expected credit losses			
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 31 December 2023								
Retail – UK mortgages								
RMS 1–3	845	1	–	846	–	–	–	–
RMS 4–6	7	2	–	9	–	–	–	–
RMS 7–9	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–
	852	3	–	855	–	–	–	–
Retail – credit cards								
RMS 1–3	11,281	9	–	11,290	5	–	–	5
RMS 4–6	3,311	594	–	3,905	9	12	–	21
RMS 7–9	127	99	–	226	1	4	–	5
RMS 10	–	11	–	11	–	1	–	1
RMS 11–13	–	13	–	13	–	–	–	–
RMS 14	–	–	11	11	–	–	–	–
	14,719	726	11	15,456	15	17	–	32
Retail – loans and overdrafts								
RMS 1–3	2,467	–	–	2,467	2	–	–	2
RMS 4–6	948	86	–	1,034	6	3	–	9
RMS 7–9	130	60	–	190	3	5	–	8
RMS 10	3	15	–	18	–	2	–	2
RMS 11–13	–	27	–	27	–	9	–	9
RMS 14	–	–	8	8	–	–	–	–
	3,548	188	8	3,744	11	19	–	30
Retail – UK Motor Finance								
RMS 1–3	–	–	–	–	–	–	–	–
RMS 4–6	–	–	–	–	–	–	–	–
RMS 7–9	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–
	–	–	–	–	–	–	–	–
Retail – other								
RMS 1–3	4	–	–	4	–	–	–	–
RMS 4–6	217	–	–	217	1	–	–	1
RMS 7–9	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–
	221	–	–	221	1	–	–	1
Total Retail	19,340	917	19	20,276	27	36	–	63
Commercial Banking								
CMS 1–5	13,778	–	–	13,778	1	–	–	1
CMS 6–10	16,254	6	–	16,260	16	–	–	16
CMS 11–14	7,636	1,318	–	8,954	23	20	–	43
CMS 15–18	824	1,022	–	1,846	12	43	–	55
CMS 19	–	21	–	21	–	4	–	4
CMS 20–23	–	–	63	63	–	–	1	1
	38,492	2,367	63	40,922	52	67	1	120
Other	–	–	–	–	–	–	–	–
Total	57,832	3,284	82	61,198	79	103	1	183

Note 24: Financial risk management continued

Gross undrawn exposures and expected credit loss allowance	Undrawn exposures				Allowance for expected credit losses			
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 31 December 2022								
Retail – UK mortgages								
RMS 1–3	1,134	1	–	1,135	–	–	–	–
RMS 4–6	–	–	–	–	–	–	–	–
RMS 7–9	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–
	1,134	1	–	1,135	–	–	–	–
Retail – credit cards								
RMS 1–3	10,641	12	–	10,653	3	–	–	3
RMS 4–6	3,472	851	–	4,323	7	9	–	16
RMS 7–9	133	132	–	265	1	3	–	4
RMS 10	–	12	–	12	–	1	–	1
RMS 11–13	–	16	–	16	–	1	–	1
RMS 14	–	–	12	12	–	–	–	–
	14,246	1,023	12	15,281	11	14	–	25
Retail – loans and overdrafts								
RMS 1–3	2,379	–	–	2,379	2	–	–	2
RMS 4–6	925	125	–	1,050	5	6	–	11
RMS 7–9	145	77	–	222	4	9	–	13
RMS 10	3	19	–	22	–	4	–	4
RMS 11–13	–	33	–	33	–	9	–	9
RMS 14	–	–	9	9	–	–	–	–
	3,452	254	9	3,715	11	28	–	39
Retail – UK Motor Finance								
RMS 1–3	–	–	–	–	–	–	–	–
RMS 4–6	–	–	–	–	–	–	–	–
RMS 7–9	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–
	–	–	–	–	–	–	–	–
Retail – other								
RMS 1–3	45	–	–	45	–	–	–	–
RMS 4–6	180	–	–	180	1	–	–	1
RMS 7–9	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–
	225	–	–	225	1	–	–	1
Total Retail	19,057	1,278	21	20,356	23	42	–	65
Commercial Banking								
CMS 1–5	12,102	–	–	12,102	1	–	–	1
CMS 6–10	17,965	32	–	17,997	12	1	–	13
CMS 11–14	7,499	1,218	–	8,717	24	26	–	50
CMS 15–18	734	727	–	1,461	8	37	–	45
CMS 19	–	70	–	70	–	10	–	10
CMS 20–23	–	–	46	46	–	–	2	2
	38,300	2,047	46	40,393	45	74	2	121
Other	–	–	–	–	–	–	–	–
Total	57,357	3,325	67	60,749	68	116	2	186

Notes to the Bank financial statements continued
for the year ended 31 December

Note 24: Financial risk management continued

(D) Collateral held as security for financial assets

The principal types of collateral accepted by the Bank include: residential and commercial properties; charges over business assets such as premises, inventory and accounts receivable; financial instruments; cash; and guarantees from third parties. The terms and conditions associated with the use of the collateral are varied and are dependent on both the type of agreement and the counterparty. The Bank holds collateral against loans and advances and irrevocable loan commitments; qualitative and, where appropriate, quantitative information is provided in respect of this collateral below. Collateral held as security for financial assets at fair value through profit or loss and for derivative assets is also shown below.

The Bank holds collateral in respect of loans and advances to customers and reverse repurchase agreements as set out below. The Bank does not hold collateral against debt securities which are classified as financial assets held at amortised cost.

Loans and advances to customers

Retail lending

UK mortgages

An analysis by loan-to-value ratio of the Bank's UK residential mortgage lending is provided below. The value of collateral used in determining the loan-to-value ratios has been estimated based upon the last actual valuation, adjusted to take into account subsequent movements in house prices. The market takes into account many factors, including environmental considerations such as flood risk and energy efficient additions, in arriving at the value of a home.

In some circumstances, where the discounted value of the estimated net proceeds from the liquidation of collateral (i.e. net of costs, expected haircuts and anticipated changes in the value of the collateral to the point of sale) is greater than the estimated exposure at default, no credit losses are expected and no ECL allowance is recognised.

	2023				2022			
Gross drawn exposures	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
Less than 70 per cent	27,852	5,128	1,052	34,032	32,367	5,910	886	39,163
70 per cent to 80 per cent	1,951	311	74	2,336	1,656	411	36	2,103
80 per cent to 90 per cent	713	148	18	879	446	185	13	644
90 per cent to 100 per cent	143	95	6	244	105	36	3	144
Greater than 100 per cent	2	11	12	25	1	18	6	25
Total	30,661	5,693	1,162	37,516	34,575	6,560	944	42,079

Reverse repurchase agreements

There were reverse repurchase agreements which are accounted for as collateralised loans with a carrying value of £32,751 million (2022: £39,259 million), against which the Bank held collateral with a fair value of £32,501 million, capped at the reverse repurchase agreement carrying value (2022: £29,011 million). These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

Financial assets at fair value through profit or loss (excluding equity shares)

Securities held as collateral in the form of stock borrowed amounted to £8,098 million (2022: £16,676 million). Of this amount, £3,137 million (2022: £8,979 million) had been resold or repledged as collateral for the Bank's own transactions.

These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

Derivative assets, after offsetting of amounts under master netting arrangements

The Bank reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the net derivative assets after offsetting of amounts under master netting arrangements of £5,979 million (2022: £6,136 million), cash collateral of £362 million (2022: £550 million) was held.

Irrevocable loan commitments and other credit-related contingencies

At 31 December 2023, the Bank held irrevocable loan commitments and other credit-related contingencies of £38,220 million (2022: £37,591 million). Collateral is held as security, in the event that lending is drawn down, on £855 million (2022: £1,135 million) of these balances.

Collateral repossessed

During the year, £24 million of collateral was repossessed (2022: £21 million), consisting primarily of residential property.

In respect of retail portfolios, the Bank does not take physical possession of properties or other assets held as collateral and uses external agents to realise the value as soon as practicable, generally at auction, to settle indebtedness. Any surplus funds are returned to the borrower or are otherwise dealt with in accordance with appropriate insolvency regulations. In certain circumstances the Bank takes physical possession of assets held as collateral against commercial lending. In such cases, the assets are carried on the Bank's balance sheet and are classified according to the Bank's accounting policies.

Notes to the Bank financial statements continued

for the year ended 31 December

Note 24: Financial risk management continued

(E) Collateral pledged as security

The Bank pledges assets primarily for repurchase agreements and securities lending transactions which are generally conducted under terms that are usual and customary for standard securitised borrowing contracts.

Repurchase transactions

There are balances arising from repurchase transactions of £7,305 million (2022: £18,380 million), which include amounts due under the Bank of England's Term Funding Scheme with additional incentives for SMEs (TFSME). The fair value of the collateral provided under these agreements at 31 December 2023 was £7,257 million, capped at the repurchase agreement carrying value (2022: £15,188 million including over collaterisation).

Securities lending transactions

The following on-balance sheet financial assets have been lent to counterparties under securities lending transactions:

	2023 £m	2022 £m
Financial assets at fair value through other comprehensive income	**5,421**	5,669

Liquidity risk

The table below analyses financial instrument liabilities of the Bank on an undiscounted future cash flow basis according to contractual maturity, into relevant maturity groupings based on the remaining period at the balance sheet date; balances with no fixed maturity are included in the over 5 years category.

	Up to 1 month £m	1 to 3 months £m	3 to 12 months £m	1 to 5 years £m	Over 5 years £m	Total £m
At 31 December 2023						
Deposits from banks	**1,766**	**947**	**241**	**442**	**–**	**3,396**
Customer deposits	**259,921**	**2,667**	**3,022**	**1,227**	**73**	**266,910**
Repurchase agreements	**3,229**	**4,092**	**29**	**2**	**–**	**7,352**
Financial liabilities at fair value through profit or loss	**118**	**42**	**416**	**1,071**	**4,425**	**6,072**
Debt securities in issue at amortised cost	**755**	**6,100**	**13,157**	**23,633**	**8,416**	**52,061**
Lease liabilities	**1**	**22**	**65**	**235**	**369**	**692**
Subordinated liabilities	**23**	**41**	**207**	**4,106**	**4,846**	**9,223**
Total non-derivative financial liabilities	**265,813**	**13,911**	**17,137**	**30,716**	**18,129**	**345,706**
Derivative financial liabilities:						
Gross settled derivatives – outflows	**389**	**298**	**7,541**	**5,841**	**2,510**	**16,579**
Gross settled derivatives – inflows	**(187)**	**(199)**	**(7,438)**	**(5,900)**	**(2,545)**	**(16,269)**
Gross settled derivatives – net flows	**202**	**99**	**103**	**(59)**	**(35)**	**310**
Net settled derivative liabilities	**1,921**	**–**	**51**	**31**	**317**	**2,320**
Total derivative financial liabilities	**2,123**	**99**	**154**	**(28)**	**282**	**2,630**
At 31 December 2022						
Deposits from banks	3,727	28	179	478	82	4,494
Customer deposits	264,274	1,538	2,085	1,468	110	269,475
Repurchase agreements	12,279	6,188	–	–	–	18,467
Financial liabilities at fair value through profit or loss	84	60	100	1,565	3,709	5,518
Debt securities in issue at amortised cost	3,854	7,715	6,186	20,961	4,839	43,555
Lease liabilities	6	29	95	297	351	778
Subordinated liabilities	24	26	488	4,264	7,455	12,257
Total non-derivative financial liabilities	284,248	15,584	9,133	29,033	16,546	354,544
Derivative financial liabilities:						
Gross settled derivatives – outflows	2,730	3,214	3,433	7,274	3,084	19,735
Gross settled derivatives – inflows	(1,877)	(2,989)	(3,303)	(7,210)	(3,135)	(18,514)
Gross settled derivatives – net flows	853	225	130	64	(51)	1,221
Net settled derivative liabilities	2,298	(19)	54	271	213	2,817
Total derivative financial liabilities	3,151	206	184	335	162	4,038

The principal amount for undated subordinated liabilities with no redemption option is included within the over 5 years column; interest of £11 million (2022: £11 million) per annum for the Bank which is payable in respect of those instruments for as long as they remain in issue is not included beyond 5 years.

Notes to the Bank financial statements continued

for the year ended 31 December

Note 24: Financial risk management continued

The figures below are presented in timing categories representing the remaining offer periods of lending commitments or remaining coverage periods of financial guarantees, but the Bank could be required to lend or pay amounts under those arrangements earlier than the periods presented below. Payment under the significant majority of the Bank's lending commitments and financial guarantee contracts could be required to be made on demand.

	Within 1 year £m	1 to 3 years £m	3 to 5 years £m	Over 5 years £m	Total £m
At 31 December 2023					
Acceptances and endorsements	**191**	**–**	**–**	**–**	**191**
Other contingent liabilities	**1,169**	**585**	**183**	**517**	**2,454**
Total contingent liabilities	**1,360**	**585**	**183**	**517**	**2,645**
Lending commitments and guarantees	**31,473**	**15,999**	**10,981**	**2,643**	**61,096**
Other commitments	**–**	**38**	**41**	**23**	**102**
Total commitments and guarantees	**31,473**	**16,037**	**11,022**	**2,666**	**61,198**
Total contingents, commitments and guarantees	**32,833**	**16,622**	**11,205**	**3,183**	**63,843**
At 31 December 2022					
Acceptances and endorsements	58	–	–	–	58
Other contingent liabilities	1,650	540	180	375	2,745
Total contingent liabilities	1,708	540	180	375	2,803
Lending commitments and guarantees	26,090	6,984	10,187	17,449	60,710
Other commitments	–	–	10	29	39
Total commitments and guarantees	26,090	6,984	10,197	17,478	60,749
Total contingents, commitments and guarantees	27,798	7,524	10,377	17,853	63,552

Capital risk

Note 38 to the consolidated financial statements includes a discussion of the management of the capital risk faced by the Group and the Bank.

Note 25: Cash flow statement

(A) Change in operating assets

	2023 £m	2022 £m	2021 £m
Change in amounts due from fellow Lloyds Banking Group undertakings	**(5,345)**	(10,858)	20,347
Change in other financial assets held at amortised cost	**15,148**	7,993	15,167
Change in financial assets at fair value through profit or loss	**(1,261)**	(465)	(2,805)
Change in derivative financial instruments	**402**	(1,985)	6,085
Change in other operating assets	**(162)**	(53)	10
Change in operating assets	**8,782**	(5,368)	38,804

(B) Change in operating liabilities

	2023 £m	2022 £m	2021 £m
Change in deposits from banks	**(1,085)**	1,697	(2,449)
Change in customer deposits	**(2,566)**	790	13,627
Change in repurchase agreements	**(11,075)**	18,302	(14,426)
Change in amounts due to fellow Lloyds Banking Group undertakings	**(743)**	(4,182)	(12,468)
Change in financial liabilities at fair value through profit or loss	**996**	(58)	1,828
Change in derivative financial instruments	**(2,733)**	4,245	(4,970)
Change in debt securities in issue at amortised cost	**1,546**	1,380	(9,670)
Change in other operating liabilities[1]	**(278)**	88	513
Change in operating liabilities	**(15,938)**	22,262	(28,015)

1   Includes a decrease of £25 million (2022: decrease of £72 million; 2021: decrease of £108 million) in respect of lease liabilities.

Notes to the Bank financial statements continued

for the year ended 31 December

Note 25: Cash flow statement continued

(C) Non-cash and other items

	2023 £m	2022 £m	2021 £m
Interest expense on subordinated liabilities	329	300	484
Net (credit) charge in respect of defined benefit schemes	(53)	54	114
Depreciation and amortisation	1,475	1,462	1,671
Regulatory and legal provisions	247	127	196
Other provision movements	(16)	(95)	(71)
Allowance for loan losses	491	567	(648)
Write-off of allowance for loan losses, net of recoveries	(443)	(346)	(442)
Impairment charge (credit) relating to undrawn balances	(4)	73	(134)
Impairment (credit) charge on financial assets at fair value through other comprehensive income	(4)	6	1
Dividends and distributions on other equity instruments received from subsidiary undertakings	(313)	(1,975)	(1,503)
Additional capital injections to subsidiaries	(44)	(46)	(36)
Foreign exchange impact on balance sheet[1]	85	(246)	(48)
Other non-cash items	1,749	(959)	(867)
Total non-cash items	**3,499**	**(1,078)**	**(1,283)**
Contributions to defined benefit schemes	(946)	(1,607)	(823)
Payments in respect of regulatory and legal provisions	(131)	(132)	(190)
Other	–	–	237
Total other items	**(1,077)**	**(1,739)**	**(776)**
Non-cash and other items	**2,422**	**(2,817)**	**(2,059)**

1   When considering the movement on each line of the balance sheet, the impact of foreign exchange rate movements is removed in order to show the underlying cash impact.

(D) Analysis of cash and cash equivalents as shown in the balance sheet

	2023 £m	2022 £m	2021 £m
Cash and balances at central banks	52,268	66,783	49,618
Less mandatory reserve deposits[1]	(817)	(957)	(963)
	51,451	65,826	48,655
Loans and advances to banks and reverse repurchase agreements	14,888	11,534	7,287
Less amounts with a maturity of three months or more	(4,643)	(6,571)	(3,712)
	10,245	4,963	3,575
Total cash and cash equivalents	**61,696**	**70,789**	**52,230**

1   Mandatory reserve deposits are held with local central banks in accordance with statutory requirements. Where these deposits are not held in demand accounts and are not available to finance the Bank's day-to-day operations they are excluded from cash and cash equivalents.

Note 26: Other information

Lloyds Bank plc is incorporated as a public limited company and registered in England with the registered number 2065. Lloyds Bank plc's registered office is 25 Gresham Street, London, EC2V 7HN, and its principal executive offices are located at 25 Gresham Street, London, EC2V 7HN.

Lloyds Bank plc and its subsidiaries form a leading UK-based financial services group, whose businesses provide a wide range of banking and financial services in the UK and in certain locations overseas.

Lloyds Bank plc's immediate parent undertaking and ultimate parent undertaking and controlling party is Lloyds Banking Group plc which is incorporated in Scotland. Copies of the consolidated Annual Report and Accounts of Lloyds Banking Group plc may be obtained from Lloyds Banking Group's head office at 25 Gresham Street, London EC2V 7HN or downloaded via **www.lloydsbankinggroup.com**.

Subsidiaries and related undertakings

In compliance with section 409 of the Companies Act 2006, the following comprises a list of all related undertakings of the Group as at 31 December 2023. The list includes each undertaking's registered office and the percentage of the class(es) of shares held by the Group. All shares held are ordinary shares unless indicated otherwise in the notes.

Subsidiary undertakings

The Group directly or indirectly holds 100 per cent of the share class and a majority of voting rights (including where the undertaking does not have share capital as indicated) in the following undertakings. All material subsidiary undertakings are consolidated by Lloyds Banking Group.

Name of undertaking	Notes
A G Finance Ltd	17 ii iii
A.C.L. Ltd	1 i
ACL Autolease Holdings Ltd	1 i
Alex Lawrie Factors Ltd	9 i
Alex. Lawrie Receivables Financing Ltd	9 i
Amberdate Ltd	1 i v
Anglo Scottish Utilities Partnership 1	+ *
Aquilus Ltd	13 i ‡
Automobile Association Personal Finance Ltd	4 i
Bank of Scotland (B G S) Nominees Ltd	5 *
Bank of Scotland Edinburgh Nominees Ltd	5 *
Bank of Scotland Equipment Finance Ltd	13 i ‡
Bank of Scotland plc	5 i v
Bank of Scotland Structured Asset Finance Ltd	1 i
Bank of Scotland Transport Finance 1 Ltd	13 i ‡
Bank of Wales Ltd	20 i
Barents Leasing Ltd	1 i
Birchcrown Finance Ltd	1 v vii
Birmingham Midshires Financial Services Ltd	13 i ‡
Birmingham Midshires Mortgage Services Ltd	13 i ‡
Black Horse (TRF) Ltd	1 i
Black Horse Finance Holdings Ltd	1 ii iii
Black Horse Finance Management Ltd	13 i ‡
Black Horse Group Ltd	1 i v
Black Horse Ltd	1 i
Boltro Nominees Ltd	1 i
BOS (Ireland) Property Services 2 Ltd	16 i ‡
BOS (Shared Appreciation Mortgages (Scotland)) Ltd	4 i
BOS (Shared Appreciation Mortgages (Scotland) No. 2) Ltd	4 i
BOS (Shared Appreciation Mortgages (Scotland) No. 3) Ltd	4 i
BOS (Shared Appreciation Mortgages) No. 1 plc	4 # i
BOS (Shared Appreciation Mortgages) No. 2 plc	4 # i
BOS (Shared Appreciation Mortgages) No. 3 plc	4 # i
BOS (Shared Appreciation Mortgages) No. 4 plc	4 # i
BOS (Shared Appreciation Mortgages) No. 5 plc	4 i
BOS (Shared Appreciation Mortgages) No. 6 plc	4 i
BOS Personal Lending Ltd	4 ii iii
BOSSAF Rail Ltd	1 i
British Linen Leasing (London) Ltd	5 i
British Linen Leasing Ltd	5 i
British Linen Shipping Ltd	5 i
Capital 1945 Ltd	13 i ‡
Capital Bank Leasing 3 Ltd	13 i ‡
Capital Bank Leasing 5 Ltd	20 i
Capital Bank Leasing 12 Ltd	5 i

Name of undertaking	Notes
Capital Bank Property Investments (3) Ltd	20 i
Capital Personal Finance Ltd	4 i
Cardnet Merchant Services Ltd	1 # ^ iii xii
Cashfriday Ltd	9 i
Caveminster Ltd	1 i
CF Asset Finance Ltd	13 i ‡
Cheltenham & Gloucester plc	12 i
Cloak Lane Funding Sàrl	8 i
Cloak Lane Investments Sàrl	8 i
Conquest Securities Ltd	1 v vii
Corbiere Asset Investments Ltd	1 ii iii
Dunstan Investments (UK) Ltd	1 i
Eurolead Services Holdings Ltd	9 i
First Retail Finance (Chester) Ltd	4 i
Forthright Finance Ltd	20 i
General Leasing (No. 12) Ltd	13 i ‡
Gresham Nominee 1 Ltd	1 i
Gresham Nominee 2 Ltd	1 i
Halifax Group Ltd	13 i ‡
Halifax Leasing (March No.2) Ltd	1 i
Halifax Leasing (September) Ltd	1 i
Halifax Ltd	13 i ‡
Halifax Loans Ltd	4 i
Halifax Pension Nominees Ltd	1 i
Halifax Vehicle Leasing (1998) Ltd	4 i
Hamsard 3352 Ltd	10 ii iii iv ix xiii xiv
Hamsard 3353 Ltd	10 i
HBOS Covered Bonds LLP	4 *
HBOS plc	5 i v vi
HBOS Social Housing Covered Bonds LLP	20 *
HBOS UK Ltd	5 i
Heidi Finance Holdings (UK) Ltd	1 i
Hill Samuel Bank Ltd	13 i ‡
Hill Samuel Finance Ltd	1 v x
Hill Samuel Leasing Co. Ltd	1 i
Home Shopping Personal Finance Ltd	4 i
HVF Ltd	1 i
Hyundai Car Finance Ltd	17 ii iii
IBOS Finance Ltd	13 i ‡
International Motors Finance Ltd	17 ii #
Kanaalstraat Funding C.V.	28 *
Landau Finance Ltd	11 i
LB Healthcare Trustee Ltd	1 i
LBCF Ltd	9 i
LBI Leasing Ltd	1 i
Lex Autolease (CH) Ltd	1 i
Lex Autolease (VC) Ltd	1 i
Lex Autolease Carselect Ltd	1 i
Lex Autolease Ltd	1 i
Lex Vehicle Leasing (Holdings) Ltd	13 ii iii xi ‡
Lex Vehicle Leasing Ltd	13 i ‡
Lime Street (Funding) Ltd	13 i ‡
Lloyds (Gresham) Ltd	1 i xi
Lloyds (Nimrod) Specialist Finance Ltd	1 i

Subsidiaries and related undertakings continued

Name of undertaking	Notes
Lloyds Asset Leasing Ltd	1 i
Lloyds Bank (Colonial & Foreign) Nominees Ltd	1 i
Lloyds Bank (I.D.) Nominees Ltd	1 i
Lloyds Bank Asset Finance Ltd	1 i
Lloyds Bank Commercial Finance Ltd	9 i
Lloyds Bank Commercial Finance Scotland Ltd	23 i
Lloyds Bank Corporate Asset Finance (HP) Ltd	1 i
Lloyds Bank Corporate Asset Finance (No.2) Ltd	1 i
Lloyds Bank Corporate Asset Finance (No.3) Ltd	1 i
Lloyds Bank Corporate Asset Finance (No.4) Ltd	1 i
Lloyds Bank Covered Bonds LLP	26 *
Lloyds Bank Covered Bonds (LM) Ltd	26 i
Lloyds Bank Equipment Leasing (No. 1) Ltd	1 i
Lloyds Bank Equipment Leasing (No. 7) Ltd	1 i
Lloyds Bank Equipment Leasing (No. 9) Ltd	1 i
Lloyds Bank Financial Services (Holdings) Ltd	1 i v
Lloyds Bank General Leasing (No. 3) Ltd	1 i
Lloyds Bank General Leasing (No. 5) Ltd	13 i ‡
Lloyds Bank General Leasing (No. 11) Ltd	13 i ‡
Lloyds Bank GmbH	29 i
Lloyds Bank Leasing (No. 6) Ltd	1 i
Lloyds Bank Leasing Ltd	1 i
Lloyds Bank Maritime Leasing (No. 10) Ltd	1 i
Lloyds Bank Nominees Ltd	1 i
Lloyds Bank Offshore Pension Trust Ltd	21 i
Lloyds Bank Pension ABCS (No. 1) LLP	1 *
Lloyds Bank Pension ABCS (No. 2) LLP	1 *
Lloyds Bank Pension Trust (No. 1) Ltd	13 i ‡
Lloyds Bank Pension Trust (No. 2) Ltd	13 i ‡
Lloyds Bank Pensions Property (Guernsey) Ltd	30 ii iii
Lloyds Bank Property Company Ltd	1 i
Lloyds Bank S.F. Nominees Ltd	1 i
Lloyds Bank Subsidiaries Ltd	1 i
Lloyds Bank Trustee Services Ltd	1 i
Lloyds Banking Group Pensions Trustees Ltd	1 i
Lloyds Capital GP Ltd	2 i ‡
Lloyds Far East Sàrl	8 i
Lloyds General Leasing Ltd	1 i
Lloyds Hypotheken B.V.	25 i
Lloyds Industrial Leasing Ltd	1 i
Lloyds Investment Securities No.5 Ltd	1 i
Lloyds Leasing (North Sea Transport) Ltd	1 i
Lloyds Leasing Developments Ltd	1 i
Lloyds Offshore Global Services Private Ltd	18 i
Lloyds Plant Leasing Ltd	1 i
Lloyds Portfolio Leasing Ltd	1 i
Lloyds Project Leasing Ltd	1 i
Lloyds Property Investment Company No. 4 Ltd	1 i
Lloyds Secretaries Ltd	1 i
Lloyds TSB Pacific Ltd	14 i
Lloyds UDT Asset Rentals Ltd	13 i ‡
Lloyds UDT Leasing Ltd	1 i
Lloyds UDT Ltd	13 i ‡
Lloyds Your Tomorrow Trustee Ltd	13 i ‡
Loans.co.uk Ltd	20 i

Name of undertaking	Notes
London Taxi Finance Ltd	1 ii iii
Lotus Finance Ltd	17 ii iii
LTGP Limited Partnership Incorporated	30 *
Maritime Leasing (No. 19) Ltd	1 i
MBNA Ltd	20 i
Membership Services Finance Ltd	4 i
Mitre Street Funding Sàrl	8 i
NFU Mutual Finance Ltd	20 ii viii
NWS Trust Ltd	5 i
Pacific Leasing Ltd	1 i
Perry Nominees Ltd	1 i
PIPS Asset Investments Ltd	1 ii iii
Proton Finance Ltd	17 ii iii
R.F. Spencer and Company Ltd	9 i
Ranelagh Nominees Ltd	1 i
Retail Revival (Burgess Hill) Investments Ltd	1 i
Savban Leasing Ltd	1 i
Scotland International Finance B.V.	28 i
Scottish Widows Services Ltd	3 i
Seabreeze Leasing Ltd	1 i
Seaspirit Leasing Ltd	1 i
Shogun Finance Ltd	17 ii iii
St. Mary's Court Investments	1 i
Standard Property Investment (1987) Ltd	5 ii #
Sussex County Homes Ltd	4 i
Suzuki Financial Services Ltd	17 ii #
The Agricultural Mortgage Corporation plc	22 i
The British Linen Company Ltd	5 i
The Mortgage Business plc	4 i
Thistle Leasing	+ *
Tower Hill Property Investments (7) Ltd	13 i # ‡
Tower Hill Property Investments (10) Ltd	20 i #
Tranquility Leasing Ltd	1 i
Tuskerdirect Ltd	10 i
UDT Budget Leasing Ltd	13 i ‡
United Dominions Leasing Ltd	1 i
United Dominions Trust Ltd	1 i
Ward Nominees (Abingdon) Ltd	1 i
Waymark Asset Investments Ltd	1 ii iii
Wood Street Leasing Ltd	1 i

Subsidiaries and related undertakings continued

The Group has determined that it has the power to exercise control over the following entities without having the majority of the voting rights of the undertakings. Unless otherwise stated, the undertakings do not have share capital or the Group does not hold any shares.

Name of undertaking	Notes
Addison Social Housing Holdings Ltd	31
Cancara Asset Securitisation Ltd	27
Candide Financing 2021-1 B.V.	15
Cardiff Auto Receivables Securitisation 2019-1 plc	26
Cardiff Auto Receivables Securitisation 2022-1 plc	26
Cardiff Auto Receivables Securitisation Holdings Ltd	26
Connery Holdings Ltd	31
Deva Financing Holdings Ltd	26 §
Edgbaston RMBS Holdings Ltd	26 §
Elland RMBS 2018 plc	26
Elland RMBS Holdings Ltd	26
Fontwell Securities 2016 Ltd	31
Fontwell II Securities 2020 DAC	24
Gresham Receivables (No. 3) Ltd	27
Gresham Receivables (No. 10) Ltd	27
Gresham Receivables (No. 13) UK Ltd	7
Gresham Receivables (No. 15) UK Ltd	7
Gresham Receivables (No. 16) UK Ltd	7
Gresham Receivables (No. 20) Ltd	27
Gresham Receivables (No. 24) Ltd	27
Gresham Receivables (No.27) UK Ltd	7
Gresham Receivables (No.28) Ltd	27
Gresham Receivables (No.29) Ltd	27
Gresham Receivables (No. 32) UK Ltd	7
Gresham Receivables (No.34) UK Ltd	7
Gresham Receivables (No.35) Ltd	27
Gresham Receivables (No.36) UK Ltd	7
Gresham Receivables (No.37) UK Ltd	7
Gresham Receivables (No.38) UK Ltd	7
Gresham Receivables (No.39) UK Ltd	7
Gresham Receivables (No.40) UK Ltd	7
Gresham Receivables (No.41) UK Ltd	7
Gresham Receivables (No.44) UK Ltd	7
Gresham Receivables (No.45) UK Ltd	7
Gresham Receivables (No.46) UK Ltd	7
Gresham Receivables (No.47) UK Ltd	7
Gresham Receivables (No.48) UK Ltd	7
Guildhall Asset Purchasing Company (No.11) UK Ltd	7
Housing Association Risk Transfer 2019 DAC	24
Lingfield 2014 I Holdings Ltd	26
Lingfield 2014 I plc	6 ‡
Lloyds Bank Covered Bonds (Holdings) Ltd	26
Molineux RMBS 2016-1 plc	26
Molineux RMBS Holdings Ltd	26
Penarth Asset Securitisation Holdings Ltd	26
Penarth Funding 1 Ltd	26
Penarth Funding 2 Ltd	26
Penarth Master Issuer plc	26
Penarth Receivables Trustee Ltd	26
Permanent Funding (No. 1) Ltd	26
Permanent Funding (No. 2) Ltd	26

Name of undertaking	Notes
Permanent Holdings Ltd	26
Permanent Master Issuer plc	26
Permanent Mortgages Trustee Ltd	26
Permanent PECOH Holdings Ltd	26
Permanent PECOH Ltd	26
Salisbury Securities 2015 Ltd	31
Salisbury II Securities 2016 Ltd	31
Salisbury II-A Securities 2017 Ltd	31
Salisbury III Securities 2019 DAC	24
Stichting Holding Candide Financing	15
Stichting Security Trustee Candide 2021-1 B.V.	15
Syon Securities 2019 DAC	24
Syon Securities 2020 DAC	24
Syon Securities 2020-2 DAC	24
Wetherby II Securities 2018 DAC	19
Wetherby III Securities 2019 DAC	24
Wilmington Cards 2021-1 plc	26
Wilmington Cards Holdings Ltd	26
Wilmington Receivables Trustee Ltd	26

Subsidiaries and related undertakings continued

Associated undertakings
The Group has a participating interest in the following undertakings.

Name of undertaking	% of share class held by immediate parent company (or by the Group where this varies)	Registered office address	Notes
Addison Social Housing Ltd	20%	1 Bartholomew Lane, London, EC2N 2AX	i
Connery Ltd	20%	44 Esplanade, St. Helier, Jersey, JE4 9WG	i &

Registered office addresses

1	25 Gresham Street, London, EC2V 7HN
2	c/o BDO LLP, 5 Temple Square, Temple Street, Liverpool, L2 5RH
3	69 Morrison Street, Edinburgh, EH3 8YF
4	Trinity Road, Halifax, West Yorkshire, HX1 2RG
5	The Mound, Edinburgh, EH1 1YZ
6	40a Station Road, Upminster, Essex, RM14 2TR
7	Wilmington Trust SP Services (London) Limited, Third Floor, 1 King's Arms Yard, London, EC2R 7AF
8	17 Boulevard F.W. Raiffeisen, L-2411 Luxembourg
9	1 Brookhill Way, Banbury, Oxon, OX16 3EL
10	Building 4 Hatters Lane, Croxley Green Business Park, Watford, Hertfordshire, WD18 8YF
11	Building 4 Hatters Lane, Croxley Green Business Park, Watford, Hertfordshire, WS18 8YF
12	Barnett Way, Gloucester, GL4 3RL
13	1 More London Place, London, SE1 2AF
14	18th Floor, United Centre, 95 Queensway, Hong Kong
15	Basisweg 10, 1043 AP, Amsterdam
16	Suite 6, Rineanna House, Shannon Free Zone, Co. Clare, Ireland
17	St William House, Tresillian Terrace, Cardiff, CF10 5BH
18	6/12, Primrose Road, Bangalore, 560025, India
19	1-2 Victoria Buildings, Haddington Road, Dublin 4, Ireland
20	Cawley House, Chester Business Park, Chester, CH4 9FB, United Kingdom
21	3rd Floor, IFC5, Castle Street, St. Helier, JE2 3BY, Jersey
22	Keens House, Anton Mill Road, Andover, Hampshire, SP10 2NQ
23	110 St. Vincent Street, Glasgow, G2 4QR
24	5th Floor, The Exchange, George's Dock, IFSC, Dublin 1, Ireland
25	Fascinatio Boulevard 1302, 2909VA Capelle aan den IJssel, Netherlands
26	1 Bartholomew Lane, London, EC2N 2AX
27	26 New Street, St. Helier, Jersey, JE2 3RA
28	De Entrée 254, 1101 EE, Amsterdam, Netherlands
29	Karl-Liebknecht-STR. 5, D-10178 Berlin, Germany
30	PO Box 186, Royal Chambers, St Julian's Avenue, St Peter Port, GY1 4HP, Guernsey
31	44 Esplanade, St. Helier, Jersey, JE4 9WG

Notes

*	The undertaking does not have share capital
+	The undertaking does not have a registered office
#	In relation to subsidiary undertakings, an undertaking external to the Group holds shares
^	Shares held directly by Lloyds Banking Group plc
&	The Group holds voting rights of between 20% and 49.9%
‡	The undertaking is in liquidation

i	Ordinary shares
ii	A Ordinary shares
iii	B Ordinary shares
iv	D Ordinary shares
v	Preference shares
vi	Non-voting deferred shares
vii	Ordinary non-voting shares
viii	C Ordinary shares
ix	E Ordinary shares
x	Ordinary limited voting shares
xi	Redeemable preference shares
xii	Deferred shares
xiii	C1 Ordinary shares
xiv	C2 Ordinary shares